UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL RECEIVED PROCESSING
MAY 16 2007
WASH., D.C. 190 SECTION

Form CB

TENDER OFFER/RIGHTS OFFERING
NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	[X]
Securities Act Rule 802 (Exchange Offer)	[ ]
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	[ ]
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	[ ]
Exchange Act Rule 14e-2(d) (Subject Company Response)	[ ]
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	[X]

07054945

IBA Health Limited
(Name of Subject Company)

Not Applicable
(Translation of subject company's name into English (if applicable))

Australia
(Jurisdiction of Subject Company's Incorporation or Organization)

IBA Health Limited
(Name of Person(s) Furnishing Form)

Ordinary Shares
(Title of Class of Subject Securities)

N/A
(CUSIP Number of Subject Securities)

PROCESSED
JUN 15 2007
THOMSON
FINANCIAL

E

Gordan Mackay
Company Secretary
IBA Health Limited
Darling Park, Tower One, Level 8
201 Sussex Street
Sydney, NSW, 2000 Australia
Telephone: (011) (612) 8251-6700

with a copy to

John E. Estes
Sullivan & Cromwell
Level 32, 101 Collins Street
Melbourne, Victoria 3000, Australia
Telephone: (011) (613) 9635-1500

On or about May 16, 2007
(Date Rights Offer is to Commence)

page 1 of 166 pages

Part I – Information Sent to Security Holders

1. Home Jurisdiction Documents.

(a) IBA Health Limited ("IBA") lodged the attached prospectus (Exhibit 1) regarding a renounceable rights issue by IBA to its shareholders with the Australian Securities and Investments Commission on May 16, 2007. p. 4

(b) Not applicable.

2. Informational Legends.

Not applicable.

Part II – Information Not Required to be Sent to Security Holders

A list of IBA announcements relating to the rights issue that have been lodged with the Australian Stock Exchange to the date immediately prior to the date of the prospectus attached as Exhibit 1 is below.

Date	**Announcement**	**Attached as Exhibit**
May 16, 2007	IBA Announces A$333 million recommended offer for iSOFT creating one of the world's largest eHealth companies.	2

p. 96

Part III – Consent to Service of Process

IBA is filing, concurrently with the furnishing of this Form CB, an irrevocable consent and power of attorney on Form F-X in connection with the furnishing of this Form CB.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

IBA HEALTH LIMITED

By: ______________________

Name: Gary Cohen

Title: Chairman

Date: May 16, 2007

IBA Health Limited

A renounceable rights issue of 2 New Shares for every 5 Existing Shares at A$1.05 per Share to raise A$145.4 million

Issued by IBA Health Limited ABN 66 063 539 702

ibahealth

PROSPECTUS 2007

www.ibahealth.com

Lead Manager and Underwriter

ABN·AMRO ROTHSCHILD

4

Important notice

This document is important and requires your immediate attention and should be read in its entirety.
Before making any investment decision, it is important that you carefully consider, with or without the assistance of advisers, whether that decision is appropriate in light of your particular investment needs, objectives and financial circumstances.
If you are in doubt as to the action you should take, consult your stockbroker, accountant, financial or other professional adviser immediately.

Important information

Prospectus This Prospectus contains details of a renounceable rights issue ("Rights Issue") by IBA Health Limited ("IBA") only to Shareholders with registered addresses in Australia, New Zealand, Hong Kong, the Sultanate of Oman, the United Kingdom and the United States ("Eligible Shareholders") to apply for New Shares. This Prospectus is dated 16 May 2007. Neither ASIC nor ASX take any responsibility for the contents of this Prospectus or the merits of the investment to which this Prospectus relates.

This Prospectus expires 13 months from the date of this Prospectus, being 16 June 2008 ("Expiry Date"). No New Shares will be issued on the basis of this Prospectus after the Expiry Date.

IBA will apply to ASX for the New Shares to be quoted on ASX.

Before applying for Shares This Prospectus is important and requires your immediate attention. You should read this Prospectus in its entirety before deciding whether to participate in the Rights Issue and, in particular, you should consider the risk factors that could affect the performance of the New Shares and/or IBA, some of which are outlined in Section 6 of this Prospectus.

This is not investment advice. You should seek your own advice The information provided in this Prospectus is not financial product advice and does not take into account your individual investment objectives, financial situation or needs. This Prospectus contains general information only. Accordingly, nothing in this Prospectus should be construed as an investment recommendation by IBA or any other person concerning an investment in IBA. You should carefully consider this Prospectus in its entirety in light of your particular investment objectives, financial situation or needs (including your financial and taxation situation). In particular, in considering the prospects of IBA, it is important that you consider the risk factors that could affect the financial performance of IBA. Past performance is no indication of future performance. If, after reading this Prospectus, you have any questions about the Rights Issue, you should contact your stockbroker, solicitor, accountant or other financial adviser.

Foreign Jurisdictions No action has been taken to register or qualify New Shares or otherwise permit a public offering of New Shares in any jurisdiction outside Australia or New Zealand, Hong Kong, the Sultanate of Oman, the United Kingdom and the United States. The distribution of this Prospectus (electronically or otherwise) in jurisdictions outside Australia, New Zealand, Hong Kong, the Sultanate of Oman, the United Kingdom and the United States may be restricted by law. If you come into possession of this Prospectus, you should observe any such restrictions and seek your own advice on such restrictions. Any failure to comply with these restrictions may violate applicable securities laws. This Prospectus does not constitute an offer or invitation in any place in which, or to any person to whom, it would not be lawful to make such an offer or invitation.

United States

THIS RIGHTS OFFERING IS MADE FOR THE SECURITIES OF AN AUSTRALIAN COMPANY. THE OFFER IS SUBJECT TO THE DISCLOSURE REQUIREMENTS OF AUSTRALIA, WHICH ARE DIFFERENT FROM THOSE OF THE UNITED STATES. FINANCIAL STATEMENTS INCLUDED IN THE DOCUMENT, IF ANY, HAVE BEEN PREPARED IN ACCORDANCE WITH AUSTRALIAN ACCOUNTING STANDARDS THAT MAY NOT BE COMPARABLE TO THE FINANCIAL STATEMENTS OF UNITED STATES COMPANIES.

IT MAY BE DIFFICULT FOR US HOLDERS TO ENFORCE THEIR RIGHTS AND ANY CLAIM US HOLDERS MAY HAVE ARISING UNDER THE US FEDERAL SECURITIES LAWS, SINCE THE ISSUER IS LOCATED IN AUSTRALIA, AND SOME OR ALL OF ITS OFFICERS AND DIRECTORS MAY BE RESIDENTS OF NON-US JURISDICTIONS. US HOLDERS MAY NOT BE ABLE TO SUE THE ISSUER OR ITS OFFICERS OR DIRECTORS IN A NON-US COURT FOR VIOLATIONS OF THE US SECURITIES LAWS. IT MAY BE DIFFICULT TO COMPEL A NON-US COMPANY AND ITS AFFILIATES TO SUBJECT THEMSELVES TO A US COURT'S JUDGMENT.

Hong Kong

The contents of this Prospectus have not been reviewed by any regulatory authority in Hong Kong. You are advised to exercise caution in relation to the offer. If you are in any doubt about any of the contents of this document, you should obtain independent professional advice.

The United Kingdom

This Prospectus does not constitute a prospectus for the purposes of the Prospectus Rules of the United Kingdom Listing Authority and has not been approved by or filed with the United Kingdom Financial Services Authority.

No representations other than in this Prospectus No person is authorised to provide any information, or to make any representation, in connection with the Rights Issue that is not contained in this Prospectus.

Any information or representation that is not in this Prospectus may not be relied on as having been authorised by IBA or any other person in connection with the Rights Issue. Except as required by law, and only to the extent so required, none of IBA or any other person warrants or guarantees the future performance of IBA or any return on any investment made pursuant to this Prospectus.

Prospectus availability Eligible Shareholders with registered addresses in Australia and New Zealand, Hong Kong, the Sultanate of Oman, the United Kingdom and the United States can obtain a copy of this Prospectus during the offer period for the Rights Issue by calling the IBA Rights Issue Information Line on 1 300 306 152 (from within Australia) or +61 3 9415 4305 (from outside Australia). The electronic version of this Prospectus on the IBA website will not include an Entitlement and Acceptance Form. Eligible Shareholders will only be entitled to take up New Shares by completing the personalised Entitlement and Acceptance Form which accompanies a paper copy of this Prospectus. Persons who access the electronic version of this Prospectus should ensure that they download and read the entire Prospectus. The Corporations Act 2001 (Cth) prohibits any person from passing the Entitlement and Acceptance Form on to another person unless it is attached to or accompanied by a hard copy of this Prospectus or the complete and unaltered electronic version of this Prospectus.

Photographs and diagrams Photographs and schematic drawings appearing in this Prospectus do not depict assets or equipment owned or used by IBA or an activity conducted by IBA, unless otherwise indicated. Diagrams used in the Prospectus are illustrative only and may not be drawn to scale. Unless otherwise stated, all data contained in charts, graphs and tables is based on information available as at the date of this Prospectus.

Defined words and expressions A number of words and expressions used in this Prospectus have defined meanings, which are explained in the Glossary in Section 10 of this Prospectus. A reference to time in this Prospectus is to Sydney (Australia) time, unless otherwise stated. All financial amounts in this Prospectus are expressed in Australian currency unless otherwise stated. A reference to A$, AUD and cents is to Australian currency, unless otherwise stated. British Pounds have been converted to Australian Dollars at an exchange rate of £1.00 : A$2.38, unless otherwise indicated.

Enquiries If you have any questions in relation to the Rights Issue, please contact your stockbroker, solicitor, accountant or other financial adviser. If you have questions in relation to your Entitlement or how to complete the Entitlement and Acceptance Form, please call the IBA Rights Issue Information Line on 1300 306 152 (from within Australia) or +61 3 9415 4305 (from outside Australia).

Privacy Please read the privacy statement located at Section 9.13 of this Prospectus. By submitting the Entitlement and Acceptance Form accompanying this Prospectus, you consent to the matters outlined in that statement.

Key offer statistics and dates

Summary of key offer statistics	
Issue Price	**A$1.05 per Share**
Entitlement	**2 New Shares for every 5 Existing Shares**
Rights Issue – Number of New Shares	**138.5 million**
Rights Issue proceeds	**A$145.4 million**
Summary of key dates	
Rights Issue	
Lodgement of Prospectus with ASIC and announcement of the Rights Issue	**16 May 2007**
Rights trading commences	**18 May 2007**
Record Date for Entitlements under the Rights Issue	**24 May 2007**
Prospectus and Entitlement and Acceptance Forms despatched	**25 May 2007**
Rights trading ends	**1 June 2007**
New Shares commence trading on a deferred settlement basis	**4 June 2007**
Closing date for acceptances and payment in full	**8 June 2007**
Allotment of New Shares	**18 June 2007**
Despatch of holding statements	**19 June 2007**
Normal trading commences for New Shares on ASX	**20 June 2007**
Merger	
Announcement of the Merger	**16 May 2007**
Posting of Scheme Document	**12 June 2007**
iSOFT Scheme Meeting and iSOFT EGM	**6 July 2007**
Court hearing to sanction Scheme	**25 July 2007**
Court hearing to enforce Capital Reduction	**27 July 2007**
Scheme and Capital Reduction become effective	**30 July 2007**
Conditional Placement	
Settlement of Shares issued under the Conditional Placement	**1 August 2007**

These dates are subject to change and are indicative only. IBA, in consultation with the Underwriter, reserves the right to amend this indicative timetable including (subject to the Corporations Act and Listing Rules) to extend the latest date for receipt of Entitlement and Acceptance Forms, to accept late Entitlement and Acceptance Forms either generally or in particular cases, or to cancel the Rights Issue without prior notice.

What you should do

1. READ

Read this Prospectus in its entirety, including:

- the important information;
- details of the Rights Issue in Section 1; and
- the risk factors in Section 6.

2. CONSIDER AND CONSULT

Consider all risks and other information in light of your particular investment objectives and circumstances.

Consult with your stockbroker, solicitor, accountant and/or other financial adviser if you are uncertain as to the action you should take in respect of the Rights Issue.

3. DECIDE

If you decide to take up your Entitlement (either in full or part), complete the Entitlement and Acceptance Form accompanying this Prospectus and lodge that form together with your Application Monies in accordance with the instructions set out in Section 2 of this Prospectus and on the Entitlement and Acceptance Form.

Completed Entitlement and Acceptance Forms and Application Monies must be received by the Share Registry by no later than 5.00pm (Sydney time) on 8 June 2007.

For answers to any further questions you may have in respect of the Rights Issue, please call the IBA Rights Issue Information Line on 1300 306 152 (from within Australia) or +61 3 9415 4305 (from outside Australia).

Table of contents

Letter from the Chairman		3
Investment highlights		4
Section 1:	Details of the Offer	13
Section 2:	Actions required of Eligible Shareholders	17
Section 3:	IBA's existing business	21
Section 4:	Overview of iSOFT	26
Section 5:	Rationale and financial impact of the Merger, Rights Issue and Conditional Placement	33
Section 6:	Risk factors	41
Section 7:	Board of Directors and Group Executives	46
Section 8:	Investigating Accountant's Report	48
Section 9:	Additional information	53
Section 10:	Glossary of terms	83

Letter from the Chairman

16 May 2007

Dear Shareholder

On behalf of the board of directors of IBA Health Limited ("IBA"), I have pleasure in inviting you to participate in a pro-rata renounceable rights issue ("Rights Issue") of 2 New Shares for every 5 Existing Shares held on 24 May 2007 (being the Record Date) to raise gross proceeds of A$145.4 million. This Rights Issue follows IBA's announcement, on 16 May 2007, that it has agreed the terms of a recommended offer to acquire the entire issued and to be issued ordinary share capital of iSOFT Group plc ("iSOFT"), one of Europe's largest companies dedicated to healthcare software, to create one of the largest groups in the rapidly growing global healthcare information systems market (the "Merger").

iSOFT, which is listed on the London Stock Exchange, reported revenue of A$477.5 million in the year to 30 April 2006 and its products are used by more than 8,000 healthcare organisations in 27 countries. Its principal activities are in the UK, Ireland, continental Europe (the Netherlands, Germany and Spain), Australia and New Zealand. iSOFT has a key position in the National Health Service's National Programme for IT ("NPfIT") in England, which is one of the largest civilian IT projects in the world, expected to cost approximately A$30 billion over 10 years to 2014.

The Merger will unite two experienced management teams with complementary skills and proven track records in the healthcare IT market. John Weston, Chairman and acting Chief Executive Officer of iSOFT, and Bill Henry, Chief Operating Officer of iSOFT, will assume senior positions in the Enlarged Group and join the IBA Board.

The integration of iSOFT and IBA is expected to result in significant synergies and to be significantly earnings per share enhancing for IBA in the year to 30 June 2008[1], before amortisation of acquisition related intangibles. After amortisation of acquisition related intangibles, the Merger is expected to be broadly earnings per share neutral for IBA in the year to 30 June 2008.[1]

To fund the Enlarged Group's ongoing working capital requirements and to refinance iSOFT's existing bank facilities, which are repayable on a change of control, IBA is raising A$509 million. This is comprised of sterling denominated debt facilities of A$309 million arranged and underwritten by ABN AMRO and c. A$200 million in new equity fully underwritten by ABN AMRO Rothschild, incorporating a A$54.5 million Conditional Placement and the Rights Issue.

All Shareholders registered as a holder of Shares on the Record Date with registered addresses in Australia, New Zealand, Hong Kong, the Sultanate of Oman, the United Kingdom and the United States will be entitled to participate in the Rights Issue. Your Entitlement to New Shares is set out in the accompanying Entitlement and Acceptance Form. The New Shares will rank equally with the Existing Shares.

This Prospectus contains details of the Merger, the Rights Issue and the key risks associated with investing in the New Shares. You should note that the Merger has not been completed and remains subject to certain conditions including iSOFT Shareholder Approval and obtaining the consent of CSC under the terms of the CSC Contract to the change control of iSOFT that will result from completion of the Merger. The debt financing (arranged and Underwritten by ABN AMRO) also remains subject to a number of conditions, including completion of the Merger, obtaining the consent of CSC to the change of control of iSOFT and (i) in the case of the new term loan facility, receipt by IBA of at least £80 million (c. A$190 million) subscriptions under the Conditional Placement and Rights Issue and (ii) in the case of the new bank guarantee facility and new revolving credit facility, the underwriting of the Conditional Placement remaining in full force and effect at the time of first utilisation. The reason for the delay in availability of the new term loan facility is that the cash proceeds of the Conditional Placement will only be received (pursuant to the underwriting or subscriptions received from IBA Shareholders) after first utilisation of the facilities following completion of the Merger. If those cash proceeds are not received within five business days, an event of default will occur under the New Debt Facilities. The Rights Issue will be unconditional but in the event the Merger does not complete, IBA will seek to return an amount approximately equivalent to the funds raised from the Rights Issue to Shareholders (net of fees and expenses associated with this Rights Issue, which are set out in Section 9.9).

I encourage you to read this Prospectus carefully and in its entirety before deciding whether to take up your Entitlement to New Shares. If you have any questions, please consult your stockbroker, solicitor, accountant and/or financial adviser.

Yours sincerely

Gary Cohen
Executive Chairman

1 Before one off integration costs associated with the Merger but including anticipated synergy benefits. The statements regarding earnings per share enhancement are not profit forecasts and should not be interpreted to mean that the Enlarged Group's future earnings per share will necessarily match or exceed the historical published earnings per share of IBA.

Successful international growth strategy



IBA - Total Shareholder Returns since January 2006 (base = 100)


300
280
260
240
220
200
180
160
140
120
100
80
Jan-06
Feb-06
Mar-06
Apr-06
May-06
Jun-06
Jul-06
Aug-06
Sep-06
Oct-06
Nov-06
Dec-06
Jan-07
Feb-07
Mar-07
Apr-07
IBA Total Shareholder Return (Indexed to 100)
S & P/ASX 200 Accumulation Index (Indexed to 100)

Note: Assumes dividends paid are reinvested in IBA shares. Past performance is no guide to future performance.

Investment highlights

IBA Health Limited

Key player in the global healthcare IT sector

- Designs, delivers and supports information systems to over 5,500 healthcare facilities in 22 countries

Substantial increase in revenue and earnings

- Successful implementation of IBA's international growth strategy over the last three years has been underpinned by the integration of six acquisitions and two joint ventures
- Strong financial performance delivering revenue and EBITDA CAGR's of 33.0% and 44.7% respectively between FY2005 and FY2007[1]
- Management expects revenue and EBITDA[3] in the year ending 30 June 2007[2] to be A$75 million and A$32 million respectively, a significant increase on the prior year

Significant investment in the development of new healthcare IT solutions

- IBA is investing in the future, with over 200 IT professionals in Bangalore, India enhancing the existing product suite and developing new technologies for IBA's global customer base

Attractive growth opportunities in an expanding sector

- IBA is further driving its successful international expansion strategy by leveraging its leadership position in the high growth emerging markets of Asia, Africa and the Middle East
- Estimated that the international healthcare IT market will achieve a CAGR exceeding 10% per annum until 2010

Significant value creation for shareholders

- IBA has delivered total returns to shareholders of 114.4% since 1 January 2006, outperforming the S&P/ASX 200 Accumulation Index which delivered total returns of 39.7% over the same period[4]

ibahealth IBA provides world **leading IT solutions** transforming **healthcare**

IBA revenue[2] (A$m)


CAGR 05-07 33.0%
75.0m
59.2m
42.4m

IBA EBITDA[3] (A$m)


CAGR 05-07 44.7%
32.0m
19.0m
15.3m

1 FY2007 numbers represent a profit forecast under the UK City Code on Takeovers and Mergers. Reports from PKF Corporate Advisory Services (NSW) Pty Ltd and ABN AMRO Corporate Finance Limited in relation to those numbers were published in the announcement issued by IBA on 26 February 2007

2 Revenue figure includes interest income

3 The EBITDA figures are stated after individually significant items (including restructuring costs, deferred expenditure writedown and other non-recurring items) - these are set out in Section 3.4

4 Assumes dividends paid are reinvested in IBA shares. Past performance is no guide to future performance



Next generation product portfolio with a global application

iSOFT

A leading global healthcare software company

- Has delivered healthcare information systems to 1,800 hospitals and more than 6,200 family doctors in 27 countries
- One of Europe's largest listed specialist healthcare software companies, with annual revenue anticipated to be between approximately A$406 and A$430 million for the year to 30 April 2007[1]

Key provider to NPfIT, one of the world's largest civilian IT projects

- iSOFT has been selected as one of the providers of core healthcare software solutions for a major IT programme being undertaken by the National Health Service in England
- Aggregate revenue expected to exceed A$700 million over the lifetime of NPfIT with opportunities to win additional revenue
- An exclusive relationship with CSC underpins and derisks the LORENZO development program

iSOFT inspired by life

One of Europe's largest listed **specialist healthcare software** companies

Next generation product portfolio with a global application

- LORENZO is iSOFT's flagship integrated and scaleable healthcare solution currently under development
- When completed for NPfIT, LORENZO is expected to be one of the leading IT solutions for the international healthcare market, with significant international opportunities

New management team

- iSOFT has strengthened its board and operational management team with experienced software executives during the past twelve months

Much improved financial visibility

- iSOFT has introduced more transparent and conservative accounting policies and much tighter financial discipline during the past twelve months

1 The statement regarding annual revenues is not a profit forecast and should not be interpreted to mean that the Enlarged Group's future revenues will necessarily match or exceed the historical revenues of iSOFT

An **outstanding** and **strategic fit** delivering **significant benefits** to shareholders



IBA & iSOFT

Increased geographic and industry presence providing a strengthened platform for growth

- Creates one of the largest healthcare IT providers globally with core markets in UK, Ireland, continental Europe, Asia, Australasia, the Middle East and Africa
- Combines the two companies' international presence and customers to form an installed base of approximately 13,000 healthcare systems internationally
- Significantly enhances the growth potential of the Enlarged Group by broadening the prospective customer base and product solutions
- Creates a substantial and increased presence in offshore IT development, thereby enhancing product development capabilities
- Increases ability to further improve margins through economies of scale

Financial benefits of the Merger

- The Merger is expected to be significantly earnings per share enhancing for IBA in the year to 30 June 2008[1] before amortisation of acquisition related intangibles
- After amortisation of acquisition related intangibles, the Merger is expected to be broadly earnings per share neutral for IBA in the year to 30 June 2008[1]
- Estimated full run rate annual cost synergies of c. A$27 million expected to be realised in the financial year ending 30 June 2009

Significant growth opportunities with an **increased geographic** and **industry presence**


ibahealth

Strengthened management team

- Unites two experienced management teams with complementary skills and a proven track record in the healthcare IT market
- Key senior management in both companies will be retained

Exciting growth opportunities from next generation products

- The Enlarged Group will hold a key position in NPfIT, one of the world's largest civilian IT projects
- LORENZO will form the basis of the Enlarged Group's next generation product suite
- Significant growth opportunities will be available as LORENZO is marketed internationally alongside IBA's and iSOFT's existing product portfolio

  - Results primarily from reduction of overheads arising from the elimination of duplicated infrastructure and premises
  - IBA expects that one-off costs of c. A$10 million will be incurred in undertaking the integration of iSOFT
- The Merger is also expected to create significant opportunities for top-line growth from cross-selling the complementary product portfolio of IBA and iSOFT to a larger customer base

Improved financial strength

- The Merger provides new funds to the Enlarged Group enhancing its ability to deliver and maintain large scale healthcare IT projects

1 Before one off integration costs associated with the Merger but including anticipated synergy benefits. The statements regarding earnings per share enhancement are not profit forecasts and should not be interpreted to mean that the Enlarged Group's future earnings per share will necessarily match or exceed the historical published earnings per share of IBA.

Key risks relating to the Merger

The board of directors of IBA believes that the Merger with iSOFT offers significant benefits. It is also aware that iSOFT has been the subject of some recent operating and financial issues, and as a result the Merger presents certain risks. The board of directors of IBA believes that it has allowed for these risks and that they have been factored into the terms of the Merger.

The key risks relating to the Merger that could affect your investment in the New Shares include, but are not limited to:

- the risk of the Merger not proceeding as a result of some or all of the conditions to the Merger not being satisfied or waived resulting in IBA seeking to return an amount approximately equivalent to the funds raised by the Rights Issue to Shareholders (net of fees and expenses associated with the Rights Issue, which are set out in Section 9.9);
- the risk of the Merger proceeding in circumstances where CSC has not consented to the change of control of iSOFT that results from the Merger and CSC exercises its right to terminate the CSC Contract;
- the risks associated with IBA not having full access to information relating to the iSOFT businesses and the fact that there is uncertainty about some aspects of iSOFT's historical financial information due to possible accounting irregularities which in part have resulted in iSOFT's auditors being unable to form an audit opinion on the 2006 accounts and a review opinion on the 2007 interim accounts;
- the risk that IBA may not be able to integrate successfully its operations with those of iSOFT in a timely manner or to realise over time the full cost savings that IBA anticipates; and
- the risk that delays in achieving milestones under the CSC Contract or other material breaches of that contract might have a significant adverse effect on the financial position of the Enlarged Group and could give rise to CSC exercising step-in rights or otherwise terminating the CSC Contract.

In addition, IBA faces risks in relation to its existing business and both IBA and iSOFT face a number of common business and operational risks. You should read this Prospectus in its entirety before deciding whether to participate in the Rights Issue, and, in particular, you should consider the risk factors that could affect the performance of the New Shares, IBA or the Enlarged Group, some of which are outlined in Section 6. Information about iSOFT is set out in Section 4.

Answers to key questions about the Rights Issue and the Merger

What is the Rights Issue?

The Rights Issue is a pro-rata renounceable rights issue of 2 New Shares for every 5 Existing Shares to Eligible Shareholders. (Section 1.1.2)

What is the Merger?

The merger of IBA and iSOFT is expected to be implemented by a wholly owned subsidiary of IBA which will acquire all of iSOFT's issued and to be issued ordinary share capital by way of a UK scheme of arrangement. (Section 1.1.1)

Who is iSOFT?

iSOFT is one of Europe's largest specialist healthcare software companies, listed on the London Stock Exchange. (Section 4)

How much will be raised by the Rights Issue?

Approximately $145.4 million (before expenses). (Section 1.1.2)

What is the purpose of the Rights Issue?

The proceeds of the Rights Issue will be used to refinance iSOFT's existing bank facilities which are repayable upon a change of control, fund the Enlarged Group's ongoing working capital requirements, including the unwind of iSOFT's past accelerated monetisation of contracts, and fund integration costs and transaction fees and expenses. (Section 1.7)

What is the Issue Price?

The issue price is $1.05 per New Share. (Section 1.1.2)

Who is an Eligible Shareholder under the Rights Issue?

Eligible Shareholders are holders of ordinary shares in IBA at 7.00pm (Sydney Time) on the Record Date with a registered address in Australia, New Zealand, Hong Kong, the Sultanate of Oman, the United Kingdom or the United States who are eligible to participate in accordance with Section 1.15.2

What is an Entitlement?

Your Entitlement is the number of New Shares you are entitled to subscribe for under the Rights Issue, which is 2 New Shares for every 5 Shares held at 7.00pm (Sydney time) on the Record Date. (Section 1.1.2)

What can I do with my Entitlement?

There are a number of things you can do with your Entitlement. You can:

- take up your Entitlement in full;
- take up your Entitlement in full and apply for Additional New Shares;
- take up only part of your Entitlement;
- sell your Entitlement in full or part on ASX ;
- transfer all or part of your Entitlement to another person other than on ASX; or
- do nothing and allow your Entitlement to lapse. (Section 2.1)

What do I do if I want to accept all or part of my Entitlement, apply for Additional New Shares?

If you are an Eligible Shareholder and you wish to take up your Entitlement/apply for Additional New Shares, you should:

- complete the Entitlement and Acceptance Form accordingly; and
- return the completed Entitlement and Acceptance Form, together with your cheque or bank draft in Australian currency for the Application Monies (drawn on an Australian branch of a financial institution) in the enclosed reply paid envelope (overseas Eligible Shareholders will need to affix appropriate postage).

(Sections 2.1.1 – 2.1.3)

What do I do if I want to sell my Entitlement on ASX?

If you are an Eligible Shareholder and wish to sell some or all of your Entitlements on ASX, please contact your stockbroker as soon as possible. You can sell your Entitlements on ASX from 18 May 2007. All sales of Entitlements on ASX must be effected by 4.00pm Sydney time on 1 June 2007, when Rights trading ends on ASX. (Section 2.1.4)

What do I do if I want to transfer my Entitlement to another person?

If you are an Eligible Shareholder and you wish to transfer all or part of your Entitlement to another person other than on ASX, you will need to complete and forward:

- a stamped Renunciation and Transfer Form (which can be obtained by calling the IBA Rights Issue Information Line on 1300 306 152 (from within Australia) or +61 3 9415 4305 (outside Australia); and
- your Entitlement and Acceptance Form, together with the applicable transferee cheque or bank draft in Australian currency for the Application Monies (drawn on an Australian branch of a financial institution) in relation to those Entitlements you wish to transfer. (Section 2.1.5)

What do I do if I do not want to accept any of my Entitlement?

If you decide not to accept all or part of your Entitlement to New Shares, you should consider selling your Entitlements rather than allowing your Entitlements to lapse. If you do not deal with your Entitlements they will lapse. If your Entitlements lapse, they will revert to the Underwriter who may subscribe for New Shares without any benefit to you. It is therefore important to either accept or consider selling your Entitlements according to the instructions set out above.

If you do nothing, although you will continue to own the same number of Shares, your shareholding in IBA will be diluted. (Section 2.1.6)

Will New Shares issued under the Rights Issue have the same rights as Existing Shares?

Yes.

Is the Rights Issue underwritten?

Yes, the Rights Issue is fully underwritten by ABN AMRO Rothschild. (Section 9.4)

What are the tax implications of the Rights Issue?

IBA understands that the ATO has issued a Draft Class Ruling to Hutchison Telecommunications (Australia) Limited seeking to treat the granting of rights in a rights issue as a case of each shareholder deriving assessable income equal to the market value of the rights at the time that they are granted, regardless of whether the rights are subsequently exercised, sold, or allowed to lapse. The implication therefore is that if Shareholders (whether Eligible Shareholders or Ineligible Foreign Shareholders) do nothing (i.e. neither sell nor exercise their rights) they can still be liable to tax.

As the precise taxation implications will depend upon each Shareholder's specific circumstances, we recommend Shareholders seek their own professional tax advice as to the tax consequences for you which arise from the Rights Issue. (Section 1.14).

Will I continue to receive dividends following the Merger?

In meeting its obligations under the New Debt Facilities, IBA does not expect to be in a position to pay dividends to Shareholders for the financial years ending 30 June 2007 and 30 June 2008.

How can further information be obtained?

By calling the IBA Rights Issue Information Line on 1300 306 152 (from within Australia) or +61 3 9415 4305 (from outside Australia) or by contacting your stockbroker, accountant or other professional advisor.

Section 1: Details of the Offer

1.1. Overview

1.1.1. Overview of the Merger

On 16 May 2007, the Boards of IBA and iSOFT announced that they had reached agreement on the terms of a recommended offer under which a wholly owned subsidiary of IBA will acquire the entire issued and to be issued ordinary share capital of iSOFT in exchange for IBA Consideration Shares. The Merger is expected to be effected by means of a scheme of arrangement under Section 425 of the UK Companies Act.

In accordance with the terms of the Merger, if the Scheme becomes effective iSOFT Shareholders will be entitled to receive 1.1 IBA Consideration Shares each iSOFT Share held and iSOFT will become a wholly owned subsidiary of IBA.

The IBA Consideration Shares issued to iSOFT Shareholders pursuant to the Merger will account for approximately 33.1% of the Enlarged Group's share capital following completion of the Merger, the Conditional Placement and the Rights Issue.

To become effective, the Merger requires, amongst other things:

- the approval of a majority in number of those iSOFT Shareholders present and voting, either in person or by proxy, at the Scheme Meeting and representing 75% or more in value of all iSOFT Shares held by such iSOFT Shareholders;
- the passing of a special resolution necessary to approve the Scheme by iSOFT Shareholders at the iSOFT EGM (which requires a majority of at least 75% of the votes cast); and
- other conditions that must be satisfied or waived, including obtaining the consent of CSC, iSOFT's largest customer, to the change of control of iSOFT as a result of the completion of the Merger.

Further details of the Merger are set out in Section 9.2.

1.1.2. Overview of the Rights Issue

IBA is seeking to raise A$145.4 million before expenses through a renounceable rights issue of 2 New Shares for every 5 Existing Shares held by Eligible Shareholders at 7.00pm (Sydney time) on the Record Date, at an Issue Price of A$1.05 per New Share payable in full on application. Eligible Shareholders may also apply for Additional New Shares in excess of their Entitlement, although the availability of Additional New Shares will depend on if there is, and the extent of, any shortfall under the Rights Issue and so there is no guarantee any Eligible Shareholders will receive any Additional New Shares.

The total number of New Shares to be issued under the Rights Issue will be approximately 138,463,329. Fractional Entitlements to New Shares will be rounded up to the nearest whole number of New Shares. However, where IBA considers that holdings have been split in order to take advantage of this rounding, IBA reserves the right to aggregate holdings held by associated Shareholders for the purpose of calculating Entitlements.

The Merger may fail to proceed after the New Shares have been issued under the Rights Issue. Refer to Section 1.10 below for more information about the consequences of this occurring.

Holders of IBA Consideration Shares and/or Placement Shares will not be entitled to participate in the Rights Issue in respect of those Shares.

1.1.3. Overview of the Conditional Placement

At the same time as the announcement of the Merger, IBA announced that it was undertaking a Conditional Placement underwritten by ABN AMRO Rothschild. The Conditional Placement is conditional, amongst other things, upon the completion of the Merger and obtaining the consent of CSC to the change of control of iSOFT that will result from completion of the Merger . Accordingly, subscribers to the Conditional Placement (unlike subscribers for New Shares in the Rights Issue) will only pay for and be issued with Shares upon the Merger becoming effective. Further details of the conditions of the Merger are set out in Section 9.2.2.

Should the Merger complete, IBA will issue 51.9 million Shares under the Conditional Placement, raising A$54.5 million at the same price as the Issue Price.

The settlement of the Conditional Placement will occur after the Record Date for the Rights Issue such that the Shares issued under the Conditional Placement will not be entitled to participate in the Rights Issue.

1.2. Opening and Closing Dates for applications

The Rights Issue opens for acceptances on 25 May 2007 and all Entitlement and Acceptance Forms (together with the Application Monies) must be received by no later than 5.00pm (Sydney time) on 8 June 2007, subject to the Directors being able to vary the Closing Date in accordance with the Corporations Act and the Listing Rules. IBA reserves the right, subject to the Corporations Act and the Listing Rules, to withdraw the Rights Issue and this Prospectus at any time without prior notice, in which case the Application Monies for New Shares will be refunded (without interest) as soon as practicable.

1.3. Record Date and Entitlement

The Record Date for the purposes of the Rights Issue is 7.00pm (Sydney time) on 24 May 2007. Every Eligible Shareholder registered as the holder of Shares as at 7.00pm (Sydney time) on the Record Date and whose registered address is in Australia, New Zealand, Hong Kong, the Sultanate of Oman, the United Kingdom or the United States is entitled to participate in the Rights Issue. The number of New Shares to which an Eligible Shareholder is entitled is shown on the personalised Entitlement and Acceptance Form accompanying this Prospectus.

1.4. Entitlements trading

The Entitlements are renounceable, which means that Eligible Shareholders who do not wish to take up their Entitlements may choose to sell their Entitlements on ASX. Each Right may be dealt with separately.

Subject to the approval of ASX, trading of Entitlements will commence on ASX on 18 May 2007 and will cease on 1 June 2007. Eligible Shareholders may sell their Entitlements (in full or in part) on ASX (or by other means) between these dates should they choose not to accept some or all of their Entitlement.

Information on how Eligible Shareholders may sell their Entitlements on ASX is set out in Section 2.

1.5. Renunciation of Entitlements

If you are an Eligible Shareholder and you wish to transfer all or part of your Entitlement to another person other than on ASX, you will need to lodge a stamped Renunciation and Transfer Form by no later than 5.00pm (Sydney time) on 8 June 2007. Information on how Eligible Shareholders can lodge a stamped Renunciation and Transfer Form is set out in Section 2.1.5.

1.6. Underwriting

The Rights Issue is fully underwritten by ABN AMRO Rothschild subject to certain conditions and termination events. A summary of the Underwriting Agreement is set out in Section 9.4.

1.7. Purpose of the Rights Issue

The proceeds of the Rights Issue will be used to refinance iSOFT's existing bank debt and to partially fund the Enlarged Group's ongoing working capital requirements, integration costs, and costs, fees and expenses associated with the Rights Issue, the Conditional Placement, the debt raising and the acquisition of iSOFT.

Sources and application of funds

Sources of funds	A$m	Application of funds	A$m
Rights Issue[1]	145.4	iSOFT debt refinancing[2]	129.7
Conditional Placement	54.5	Expected integration costs	10.0
		IBA's transaction costs	21.9
		Equity raising costs	8.0
		Available for ongoing working capital requirements[3]	30.3
Total sources	**199.9**	**Total application**	**199.9**

Notes:

1 IBA's estimate of the gross proceeds from the Rights Issue and Condtional Placement of A$199.9 million is based on the total number of Shares currently on issue (being 346,158,323). Additional Shares may be issued prior to the Record Date through the conversion of Options that are exercised.

2 Including expected accrued payment in kind interest at completion of A$13.8 million (£5.6 millon), and debt raising costs of A$7.3 million.

3 IBA has also raised approximately A$309m in New Debt Facilities to fund the balance of the Enlarged Group's ongoing working capital requirements.

1.8. Ranking of New Shares

The New Shares will be issued fully paid. New Shares will otherwise rank equally in all respects with Existing Shares (including those Shares issued as part of the Merger).

Details of the rights attaching to the New Shares are set out in Section 9.3.

1.9. Allotment of New Shares

The Allotment of the New Shares is expected to occur on 18 June 2007. However, if the Closing Date is extended, the date for the issue of New Shares will also be extended.

IBA will not issue share certificates in respect of any New Shares issued under this Prospectus.

Application Monies for the New Shares will be held in a separate account until the New Shares are issued. This account will be established and kept by IBA on behalf of each subscriber for New Shares.

Interest earned on the Application Monies will be for the benefit of IBA and will be retained by IBA irrespective of whether New Shares are issued.

1.10. Implications if Merger does not proceed

Completion of the Merger is conditional, amongst other things, upon iSOFT Shareholder Approval, obtaining the consent of CSC to the change of control of iSOFT that results from the completion of the Merger and Court Approval of the Scheme. Please refer to Section 9.2 for further details on the Merger.

Should IBA become aware that the Merger will not proceed after the New Shares have been issued, within three months of so becoming aware, IBA will seek to return capital in an amount approximately equal to the funds raised through the Rights Issue (net of fees and expenses associated with this Rights Issue, which are set out in Section 9.9). The form of capital return will be determined by IBA, subject to the Corporations Act and the Listing Rules. IBA can not guarantee whether the capital return will be made in a tax or cost effective manner. The form of capital return may be subject to shareholder and/or regulatory approval. In addition to the fees and expenses referred to above, as set out in Section 1.14 you may be subject to tax in respect of the Entitlements granted to you under the Rights Issue.

1.11. ASX quotation

IBA will apply to ASX within seven days of the date of this Prospectus for the official quotation of the New Shares. If the New Shares are not admitted to official quotation by ASX within three months after the date of this Prospectus (or any longer period permitted by law), all Application Monies will be returned (without interest) in accordance with the Corporations Act.

IBA intends to seek a secondary listing of its Shares in the UK as soon as practicable following completion of the Merger.

1.12. Market prices of Existing Shares on ASX

An overview of the volume weighted average prices of Existing Shares on ASX during the 12 month period before the last trading day on ASX prior to lodgement of this Prospectus with ASIC is set out below:

Volume weighted average price	
One month	A$1.31
Three months	A$1.39
Six months	A$1.31
Twelve months	A$1.07

The last market sale price of Existing Shares on 4 May 2007 (being the last trading day prior to commencement of the trading halt in respect of Shares on 7 May 2007) was A$1.255. New Shares issued under the Rights Issue will be eligible for IBA's final dividend (if any) for the year ending 30 June 2007. Refer to Section 5.5 for further details of IBA's dividend policy.

The Issue Price of A$1.05 represents a discount of 16.3% to the last market sale price of Existing Shares on 4 May 2007.

1.13. Directors' exercise of Entitlements

The Directors may choose to take up their Entitlements. Details of the shareholdings (direct and indirect) of each Director are set out in Section 9.11.

1.14. Taxation implications for Shareholders

The Australian taxation information provided below is intended as a brief guide only. It is based on existing Australian income tax law and established interpretations as at the date of this Prospectus. The following commentary is only provided for:

(a) existing Shareholders who are individuals resident in Australia for income tax purposes, and hold their Shares on capital account, or

(b) individual non-residents who are subject to Australian income tax either on Australian sourced income or because their Shares are connected with an Australian permanent establishment,

and have Entitlements through this Rights Issue.

In the past, the making of a renounceable rights issue has not raised any direct income tax consequences unless the rights were sold. Following the February 2007 decision of the High Court of Australia in the The Commissioner of Taxation v McNeil (McNeil's case), IBA understands that the Australian Taxation Office ("ATO") has issued a Draft Class Ruling to Hutchison Telecommunications (Australia) Limited seeking to treat the granting of the rights as a case of each shareholder deriving assessable income. Applying the principles of the draft class ruling to the Rights Issue, the assessable income of the Shareholder would be equal to the market value of the Rights at the time that they are granted, regardless of whether the Rights are subsequently exercised, sold or allowed to lapse. Furthermore any future computation of tax loss, taxable gain or cost base in respect of the Rights or the Shares so acquired, is unlikely to take into account any amount assessed at the time of grant of the Rights. This could lead to double taxation of Shareholders.

As the precise taxation implications will depend upon each Shareholder's specific circumstances, we recommend Shareholders seek their own professional tax advice as to the tax consequences for you (including your tax return reporting requirements, applicable tax laws and the effect of any proposed changes in tax laws) which arise from the Rights Issue. You should seek this advice whether or not you participate in the Rights Issue and acquire New Shares and Additional New Shares. IBA and their officers and their taxation or other advisors do not accept any liability or responsibility in respect of any statements concerning the Australian taxation consequences of the Rights Issue.

1.15. Treatment of Shareholders

1.15.1. General

Except as detailed below, the Rights Issue is made only to Eligible Shareholders with a registered address in Australia, New Zealand, Hong Kong, the Sultanate of Oman, the United Kingdom and the United States and only those Shareholders will be offered an Entitlement.

IBA is of the view that it is unreasonable to extend the Rights Issue to Shareholders with registered addresses outside Australia, New Zealand, Hong Kong, the Sultanate of Oman, the United Kingdom and the United States having regard to:

- the small number of Ineligible Foreign Shareholders;
- the small number and value of New Shares to be offered to such Ineligible Foreign Shareholders; and
- the costs of complying with overseas legal and regulatory requirements.

1.15.2. Eligible Shareholders

This Prospectus and the accompanying Entitlement and Acceptance Form does not constitute an offer or invitation in any jurisdiction in which, or to any persons to whom, it would not be lawful to make such an offer or invitation. Where the Prospectus has been dispatched to Shareholders domiciled outside Australia, New Zealand, Hong Kong, the Sultanate of Oman, the United Kingdom and the United States and where that country's securities laws and legislation prohibits or restricts in any way the making of the offers contemplated by this Prospectus, then this Prospectus is provided for information purposes only.

Eligible Shareholders holding Shares on behalf of persons who are residents overseas are responsible for ensuring that exercising their Entitlement does not breach regulations in the relevant overseas jurisdiction. Return of a completed Entitlement and Acceptance Form will be taken by IBA to constitute a representation that there has been no breach of such regulations. By lodging a completed Entitlement and Acceptance Form an investor is taken to have given the warranties as to its ability to participate in the Rights Issue without breach of law.

Shareholders who are nominees are therefore advised to seek independent advice as to how they should proceed in respect of the Rights Issue.

The Rights Issue has not been, and will not be, registered under the US Securities Act.

See also Section 1.14 for taxation implications.

1.15.3. Ineligible Foreign Shareholders

IBA has appointed the Underwriter to sell the Entitlements which would otherwise accrue to Ineligible Foreign Shareholders if there is a viable market in the Entitlements and a premium over the expenses of sale can be obtained. The proceeds of sale (if any) will be distributed to the Ineligible Foreign Shareholders for whose benefit the Entitlements have been sold in proportion to their shareholdings (after deducting brokerage commission and other expenses). Neither IBA nor the Underwriter will be liable for a failure to sell Entitlements or to sell Entitlements at any particular price.

This Prospectus and the accompanying Entitlement and Acceptance Form does not constitute an offer or invitation to subscribe for New Shares in any jurisdiction in which, or to any person whom, it would not be lawful to make such an offer or invitation or to issue this Prospectus. It is the responsibility of any Applicant to ensure compliance with the laws and regulations of any country (outside Australia, New Zealand, Hong Kong, the Sultanate of Oman, the United Kingdom and the United States) relevant to their Application.

See also Section 1.14 for taxation implications.

1.16. New Zealand securities law requirements

The Rights Issue will be offered in New Zealand pursuant to the Securities Act (Overseas Companies) Exemption Notice 2002 (New Zealand).

1.17. Employee share plans

IBA employees who participate in IBA's employee share plans will be contacted separately regarding their ability to participate in the Rights Issue. Please also refer to Section 9.12.2 for some further details of the ability to participate.

1.18. Professional advice

If you are in doubt as to whether to accept your Entitlement, please contact your stockbroker, solicitor, accountant, financial or other professional advisor.

Section 2: Actions required of Eligible Shareholders

Before taking any action in relation to the Rights Issue, you should read this Prospectus in its entirety, including (but not limited to) Section 6 (Risk factors).

Important Notice – Your Entitlement may have value

Shareholders should be aware that their Entitlement may have value. The Rights Issue is renounceable, which allows Eligible Shareholders who do not wish to take up all of their Entitlement to sell their Entitlement. Eligible Shareholders should either accept their Entitlement, in whole or in part, or deal with their Entitlement as outlined below. You do not need to take up your full Entitlement. You will receive no benefit if your Entitlement lapses.

The number of New Shares to which you are entitled is shown on the accompanying personalised Entitlement and Acceptance Form. If you have questions about your Entitlement, please contact the IBA Rights Issue Information Line on 1300 306 152 (from within Australia) or +61 3 9415 4305 (from outside Australia).

2.1. What you may do

You have a number of options available in respect of your Entitlement. You may either:

- take up your Entitlement in full (refer to Section 2.1.1);
- take up your Entitlement in full and apply for Additional New Shares (refer to Section 2.1.2);
- take up only part of your Entitlement (refer to Section 2.1.3);
- sell your Entitlement in full or part on ASX (refer to Section 2.1.4);
- transfer all or part of your Entitlement to another person other than on ASX (refer to Section 2.1.5); or
- do nothing and allow your Entitlement to lapse (refer to Section 2.1.6).

If you are an Ineligible Foreign Shareholder, Section 1.15.3 sets out what will be done on your behalf.

The Rights Issue is a pro rata offer to Eligible Shareholders. Eligible Shareholders who take up their full Entitlement will not have their percentage shareholding in IBA diluted by the Rights Issue. The percentage shareholding of Eligible Shareholders who do not take up all of their Entitlement and of Ineligible Foreign Shareholders will be diluted.

2.1.1. If you wish to take up your Entitlement in full

If you are an Eligible Shareholder and you wish to take up your Entitlement in full, you should:

- complete the accompanying Entitlement and Acceptance Form in accordance with the instructions set out on that form, indicating that you wish to take up your full Entitlement; and
- return the completed Entitlement and Acceptance Form, together with your cheque or bank draft in Australian currency for the Application Monies (drawn on an Australian branch of a financial institution) in the enclosed reply paid envelope (overseas Eligible Shareholders will need to affix appropriate postage).

Completed Entitlement and Acceptance Forms may be returned by mail or hand delivery to:

Mail to
Computershare Investor Services Pty Limited
GPO Box 253
Sydney NSW 2001
Australia

OR

Hand deliver to
Computershare Investor Services Pty Limited
Level 3, 60 Carrington Street
Sydney NSW 2000
Australia

so that it is received by no later than 5.00pm Sydney time on 8 June 2007.

2.1.2. If you wish to take up your Entitlement in full and apply for Additional New Shares

If you are an Eligible Shareholder and you wish to take up your Entitlement in full and apply for Additional New Shares, complete the accompanying Entitlement and Acceptance Form in accordance with the instructions set out on that form. You should follow the instructions in Section 2.1.1 above relating to delivery of the completed Entitlement and Acceptance Form and payment of the Application Monies.

The Issue Price for Additional New Shares will be A$1.05 per New Share. Eligible Shareholders who apply for Additional New Shares may be able to participate in any shortfall which is available after the allocation of Entitlements to each Eligible Shareholder who has applied for his Entitlement (or persons to whom Entitlements have been transferred or sold).

However, there is no guarantee that you will receive Additional New Shares in excess of your Entitlement. The Underwriter, in consultation with IBA, has the discretion to determine how allocations of Additional New Shares will be made if any Entitlements are not taken up in full.

2.1.3. If you wish to take up only part of your Entitlement

If you are an Eligible Shareholder and you wish to take up only part of your Entitlement, complete the accompanying Entitlement and Acceptance Form in accordance with the instructions set out on that form. You should follow the instructions in Section 2.1.1 above relating to delivery of the completed Entitlement and Acceptance Form and payment of the Application Monies.

If you take up only part of your Entitlement, then you may sell the balance of your Entitlements on ASX as described in Section 2.1.4 or transfer them to another person other than on ASX as described in Section 2.1.5

However, if you take up only part of your Entitlement, although you will own more Shares than before the Rights Issue, your shareholding in IBA will be diluted.

2.1.4. If you wish to sell some or all of your Entitlements on ASX

If you are an Eligible Shareholder and wish to sell some or all of your Entitlements on ASX, please contact your stockbroker as soon as possible. You can sell your Entitlements on ASX from 18 May 2007. All sales on ASX must be effected by 4.00pm Sydney time on 1 June 2007, when Rights trading ends on ASX.

2.1.5. If you wish to transfer all or part of your Entitlements to another person other than on ASX

Company Sponsored Holdings

If you are an Eligible Shareholder and you wish to transfer all or part of your Entitlement to another person other than on ASX, you will need to complete and forward:

- a stamped Renunciation and Transfer Form (which can be obtained by calling the IBA Rights Issue Information Line on 1300 306 152 (from within Australia) or +61 3 9415 4305 (outside Australia)); and
- your Entitlement and Acceptance Form, together with the applicable transferee's cheque or bank draft in Australian currency for the Application Monies (drawn on an Australian branch of a financial institution) in relation to those Entitlements you wish to transfer.

These documents may be returned by mail or hand delivery to:

Mail to
Computershare Investor Services Pty Limited
GPO Box 253
Sydney NSW 2001
Australia

OR

Hand deliver to
Computershare Investor Services Pty Limited
Level 3, 60 Carrington Street
Sydney NSW 2000
Australia

so that it is received by no later than 5.00pm Sydney time on 8 June 2007.

If the Share Registry receives both a completed Renunciation and Transfer Form and a completed Entitlement and Acceptance Form in respect of the same Entitlements, the renunciation will be given effect in priority to the acceptance.

Broker Sponsored Holdings

If you are an Eligible Shareholder on the CHESS subregister, you must contact your sponsoring broker to effect the transfer of all or part of your Entitlement. The Share Registry is unable to transfer Entitlements either to or from a CHESS holding.

2.1.6. If you do nothing

If you decide not to accept all or part of your Entitlement to New Shares, you should consider selling your Entitlements rather than allowing your Entitlements to lapse. If you do not deal with your Entitlements they will lapse. If your Entitlements lapse, they will revert to the Underwriter who may subscribe for New Shares without any benefit to you. It is therefore important to either accept or consider selling your Entitlements according to the instructions set out above.

If you do nothing, although you will continue to own the same number of Shares, your shareholding in IBA will be diluted.

2.2. Entitlement and Acceptance Forms

Personalised Entitlement and Acceptance Forms will be mailed to Eligible Shareholders with this Prospectus.

If you have not received an Entitlement and Acceptance Form, you may contact the IBA Rights Issue Information Line on 1300 306 152 (from within Australia) or +61 3 9415 4305 (from outside Australia).

2.3. Acceptance and payment to take up your Entitlement to New Shares

Eligible Shareholders may only apply for New Shares and/or Additional New Shares using the personalised Entitlement and Acceptance Form accompanying this Prospectus. The Entitlement and Acceptance Form must be completed in accordance with the instructions set out on that form and accompanied by payment in full of the Application Monies.

Eligible Shareholders should return their completed Entitlement and Acceptance Form and cheque or bank draft in Australian currency for the Application Monies (drawn on an Australian branch of a financial institution) in the reply paid envelope provided with this Prospectus (overseas Eligible Shareholders will need to affix appropriate postage). Entitlement and Acceptance Forms will not be accepted at IBA's registered office.

2.3.1. Application Monies and Interest

The Issue Price of A$1.05 per New Share is payable in full on acceptance of your Entitlement (whether in whole or in part).

Payment to take up your Entitlement can be made via cheque or bank draft in Australian currency and drawn on an Australian branch of a financial institution pursuant to the instructions set out on the Entitlement and Acceptance Form.

Application Monies received from Eligible Shareholders will be held in a bank account established and held on trust by IBA solely for the purpose of depositing the Application Monies until the New Shares are issued.

If you have applied for Additional New Shares in excess of your Entitlement, any surplus Application Monies received for more than your final allocation will be refunded (without interest) at the same time as the holding statements on the allotment of the New Shares are mailed to Shareholders, which is expected to be on or around 19 June 2007.

IBA reserves the right, subject to the Corporations Act and and the Listing Rules, to cancel the Rights Issue at any time, in which case all Application Monies will be refunded (without interest) in accordance with the Corporations Act.

To the fullest extent permitted by law, each Eligible Shareholder agrees that such Application Monies will not bear interest against IBA and that any interest earned in respect of the Application Monies will belong to IBA, irrespective of whether or not all or any of the New Shares applied for by the Eligible Shareholder are issued to that Eligible Shareholder.

2.3.2. Payment by cheque or bank draft

Completed Entitlement and Acceptance Forms must be accompanied by a cheque or bank draft in Australian currency and drawn on an Australian branch of a financial institution for the amount required to be paid for the New Shares and Additional New Shares applied for on the Entitlement and Acceptance Form. Cheques or bank drafts should be made payable to "**IBA – Rights Issue Account**" and crossed "Not Negotiable". Do not forward cash.

You should note that IBA is not required to issue any New Shares or Additional New Shares to a person accepting the Rights Issue under this Prospectus unless:

- the Share Registry receives a completed Entitlement and Acceptance Form and Application Monies from an Eligible Shareholder before 5.00pm Sydney time on 8 June 2007; and
- there are sufficient funds in the account on which the cheque is drawn so that the cheque clears in favour of IBA when it is first presented for payment.

2.4. Brokerage and stamp duty

No brokerage or stamp duty is payable by Shareholders on the issue of the New Shares.

2.5. Stamping fee

The Underwriter will pay to ASX Participating Organisations a stamping fee of 0.75% of the Application Monies (inclusive of GST) bearing an ASX Participating Organisation's broker stamp capped at A$100 per Application.

2.6. CHESS

The New Shares will participate in CHESS from the date of commencement of the official quotation of those Shares on ASX. The New Shares must be held in uncertified form (i.e. no share certificates will be issued) on either the CHESS sub-register under sponsorship of a broker or the issuer sponsored sub-register.

If you currently hold Shares, the New Shares will be issued to you on the same sub-register as your existing holding. If you do not currently hold Shares and wish to hold your New Shares on the CHESS sub-register under sponsorship of a broker, you should provide your HIN in the space provided in the Entitlement and Acceptance Form. If you do not currently hold Shares and do not provide a HIN, your New Shares will be held on the issuer sponsored sub-register.

2.7. Enquiries

This Prospectus is important and requires your immediate attention. It should be read in its entirety. Before making any investment decision, it is important that you carefully consider, with or without the assistance of advisers, whether that decision is appropriate in light of your particular investment needs, objectives and financial circumstances. If you are in doubt as to the course of action you should follow, you should consult your stockbroker, solicitor, accountant or other financial adviser.

Any questions relating to the Shares upon which your Entitlement has been calculated and/or the processing of your Entitlement and Acceptance Form under the Rights Issue should be directed to the IBA Rights Issue Information Line on 1300 306 152 (from within Australia) or +61 3 9415 4305 (from outside Australia).

Section 3: IBA's existing business

3.1. Overview of IBA

IBA is the largest healthcare information technology company listed on the Australian Securities Exchange, with a market capitalisation of A$434 million as at 4 May 2007.

For over 25 years IBA has focused on developing advanced software applications that accommodate the emerging needs of health providers, patients and payers and improve the quality and delivery of care.

IBA provides solutions for hospitals, clinics, medical specialists, general practitioners, pharmacies, laboratories, aged care facilities and community carers. In Australia it also manages point-of-care claims to Medicare Australia and to approximately 85% of the country's private health funds.

IBA serves more than 5,500 healthcare organisations in Asia, Australasia, the Middle East and Africa including over 500 hospitals and clinic installations.

Customers include industry-leading tertiary research and teaching facilities and multi enterprise care delivery organisations. In total, IBA has provided integrated hospital information systems in 22 countries, supported by 11 offices and an established research and development centre in Bangalore, India (which employs over 200 IT professionals).

IBA's hospital and primary care solutions are mainly web-based, designed to ensure ease of use, provide remote connectivity and facilitate deployment across a multi site enterprise using remote data centres.

IBA has an international team of over 500 health and technology professionals who work with healthcare providers to address all aspects of their care delivery needs. IBA's purpose-built solutions are based on a deep knowledge of the clinical and business requirements of health professionals, providers and payers, whether they be a multi-site healthcare enterprise in Malaysia, an outpatient clinic in China that sees 5,000 patients a day or a small rural practice in Australia.

Figure 3.1: IBA history



Entry into NZ Market
Acquisition of SWi
Acquisition of Medical Spectrum
Sold UK HIS Business to Torex
Acquisition of MEDICOM Solutions Private Limited
Established R&D Centre of Excellence
Acquisition of Monet Technologies Australian Primary Care Business
Acquisition of KODAK rights
Acquisition of Terranova Pacific Services NZ
Acquisition of Silver Chain Residential & Community Care Solution
1988
1994
2000
2004
2006
1990
1999
2003
2005
IBA
First major public sector contract for PAS
Entry into UK Market
Listing on Australian Securities Exchange (ASX:IBA)
Acquisition of Cable & Wireless Optus eHealth Transaction Business
Acquisition of KCS Aged Care Solution
KODAK Global Licensing & Product Development Agreement
Acquisition of E PI - NZ
JV with SPK Group Malaysia
Acquisition of Monet Technologies IP
Acquisition of Health Logic (Malaysia)
Ying Shen Infocom Pte Ltd (China) Entry into China
Established regional headquarters in Kuala Lumpur
Joint Venture Huashan IT (Shanghai)

3.2. IBA's business approach

3.2.1. Establishing platforms for growth in targeted emerging markets

Since 2004, IBA has pursued a successful international growth strategy based on acquisitions which have provided the platform and scale to open new markets across Asia and Africa and win large government contracts. During this period, IBA has successfully integrated six acquisitions and two joint ventures into its core business, transforming IBA from a leading regional provider of healthcare information systems into an international company with operations spanning three continents and 22 countries. This strategy has resulted in IBA achieving significant revenue and EBITDA growth.

Figure 3.2: IBA revenue[2] (A$m)


CAGR 05-07 33.0%
80
70
60
50
40
30
42.4m
59.2m
75.0m
2005
2006
2007[1]

Figure 3.3: IBA EBITDA[3] (A$m)


CAGR 05-07 44.7%
40
30
20
10
15.3m
19.0m
32.0m
2005
2006
2007[1]

Notes:

1 FY2007 numbers represent a profit forecast under the City Code on Takeovers and Mergers. Reports from PKF Corporate Advisory Services (NSW) Pty Ltd and ABN AMRO Corporate Finance Limited in relation to those numbers were published in the announcement issued by IBA on 26 February 2007

2 Revenue figure includes interest income

3 The EBITDA figures include individually significant items - these are set out in section 3.4

In December 2005, IBA acquired MEDICOM Solutions Private Limited, an Indian healthcare IT company with an integrated hospital information system and an installed base of over 150 hospitals in 9 countries including in Malaysia, the Middle East and South Africa. IBA recently established a joint venture in Shanghai, China, which supplies IT solutions to over 180 hospitals and is rolling out an internet healthcare solution to a major Shanghai district, which includes a health channel on BesTV, an internet based TV service.

This international growth strategy has given IBA a low-cost research and development centre in Bangalore, India and a presence in target markets enabling it to provide competitive products that are tailored to meet local needs and are delivered cost-effectively.

Figure 3.4: – IBA Markets


China
India
Sudan
Australia
South Africa

Figure 3.5: – Aggregated revenue by segment for the year ended 30 June 2006
A$m


Interest
0.8
Primary Care
17.0
Hospitals and
Clinics
41.0

3.2.2. Delivering market leading and technically advanced healthcare management solutions

As the global healthcare industry increasingly moves towards integrated, collaborative care, there is a growing trend among healthcare providers to replace outdated systems with modern and comprehensive health information systems ("HIS"), including both clinical and administrative modules on an integrated platform and functioning as a single software solution.

IBA's solutions promote clinical safety and information sharing by delivering intelligent software applications which address and enhance the multiple aspects of patient care and link health professionals to the latest data, information and knowledge regarding a specific patient, thus improving the quality and safety of healthcare decisions. IBA aims to promote clinical safety and information sharing by delivering management solutions that provide real value for patients, health providers and funders.

IBA's systems are designed and built for:

- **Hospitals & Clinics**: IBA's systems enable hospitals and clinics to manage the clinical, administrative and financial processes of their business and to manage a patient's progress from beginning to end
- **Primary Care**: IBA's product suite includes an integrated clinical and practice management system for general, specialist and allied health professionals
- **Aged & Community Care**: IBA's solutions deliver state-of-the-art systems allowing facilities to manage residents, clients and delivery care in the home environment
- **Payments & Transactions**: With one of the largest eHealth Networks in the southern hemisphere, IBA is at the forefront of transmitting point-of-care claims from general, specialist and allied health professionals to Medicare Australia and privately-owned health funds

IBA is dedicated to continuous improvement and is constantly enhancing its suite of products and services to meet new standards and take advantage of the latest technologies.

3.3. Business overview by region

Figure 3.6: Split of revenues by region as of 30 June 2006



0.3%
36.0%
63.7%
UK and Republic of Ireland
Australia and New Zealand
Asia and Middle East

3.3.1. Australia and New Zealand

IBA is a leading provider of healthcare information solutions to private hospitals in Australia. IBA's technology solutions are being used by over 1,200 primary care facilities, 300 aged care facilities and 25 public hospitals. IBA is partnered with the majority of Australian private health funds, with some 3,500 practice locations using IBA's electronic health claim systems as part of IBA's Australia-wide eHealth Network.

In New Zealand, IBA provides services to New Zealand's largest private hospital group and 17 of 21 District Health Boards.

In FY2006, Australia and New Zealand accounted for 63.2% of IBA's sales and services revenue.

3.3.2. South East Asia

With regional headquarters in Kuala Lumpur, IBA has secured significant hospital and primary care facility contracts in South East Asia for use in hospitals and in primary care facilities where there is increasing demand for its primary care products.

In Thailand, IBA has established an office to take advantage of the growing healthcare market. IBA has a strategic relationship with Siriraj Hospital – the oldest and one of the largest teaching hospitals in Thailand – and is implementing a Thai language version of its patient management and clinical solutions.

In Singapore, IBA has an office with sales and marketing infrastructure. IBA already has significant penetration of the Singapore hospital pharmacy market with prestigious organisations such as the National Eye Centre, National Cancer Centre, Tan Tock Seng Hospital and the National Heart Centre using IBA's pharmacy and medication management solutions. The internationally renowned John Hopkins Singapore International Medical Centre has implemented IBA's patient management solution.

IBA is the leading health IT supplier in Malaysia. In April of 2006, as part of IBA's Asian growth strategy, IBA entered into a joint venture agreement with the Malaysian publicly listed SPK Group ("SPK Group"). SPK Group, through its subsidiary Solutions Protocol ("SP"), has an agreement with the Malaysian Ministries of Health and Works to supply health information systems to thirteen public hospitals. Through the joint venture, IBA is the exclusive supplier of hospital information systems to SPK Group and IBA will receive revenue of A$47 million to IBA over three years, with additional recurring revenue in excess of A$4 million per annum after the initial warranty period.

The joint venture provides the scale to develop a regional health implementation and deployment capability which will generate a further revenue stream, reduce delivery costs and enhance project capacity.

In July 2006, IBA secured Malaysia Government recognition via the Malaysian Industry Development Authority for the operation of a regional headquarters which attracts significant tax incentives over 10 years, foreign exchange flexibility along with a special visa program for IBA's foreign workers who need to work in Malaysia. In addition, IBA has been awarded "Multi Media Super Corridor Status" for IBA's research and development and localisation activities in Malaysia. This status carries tax incentives, intellectual property protection, tax relief programs for up to 10 years and a special visa program for IBA's technology expatriate employees.

3.3.3. Middle East

IBA has an established base of over 80 hospitals and clinics using its products in the Middle East, including in Oman, United Arab Emirates, Qatar, Saudi Arabia and Jordan.

In Doha, Qatar IBA's registration, outpatient and inpatient management and laboratory solutions are deployed within five hospitals and 23 primary care centres utilising one common central patient database.

In the United Arab Emirates, IBA's web based pharmacy, prescribing ward dispensing and medication management solutions, has been installed within four acute care facilities and 20 clinics and health centres.

With an office in Oman, IBA is well placed to increase its revenue in the Middle East where a number of large hospitals and other facilities are under construction and IBA is short-listed for several large tenders.

3.3.4. Africa

An office has been established in Johannesburg to take advantage of increasing opportunities in Africa. To date, IBA has 90 hospitals and clinics as customers in South Africa and the recent implementation of IBA's solutions within 43 government hospitals in the Limpopo province may be extended to 300 primary healthcare facilities. This will create a province-wide electronic patient record. IBA is working on a number of further sales opportunities in the South African market.

In the Republic of Sudan, IBA has started to implement its systems in 10 hospitals and 10 health centres as part of a regional health system installation for the Federal Ministry of Health.

3.3.5. Developing markets in China and India

IBA is well-positioned for market entry into China through its recent acquisition of Ying Shen and the Huashan IT joint venture. The joint venture will enable the delivery of healthcare information services, including patient consultations and disease management programmes in China using the internet and internet protocol television. IBA has also acquired the intellectual property and support contracts for information systems installed in over 180 hospitals in Shanghai. This positions IBA to play an increasing role as changes are made to the delivery of primary and community care in China following government encouragement to more than 300 million people to be more pro-active in managing their own health.

India is an emerging growth market where demand for healthcare IT systems is growing fast. IBA is strategically positioned with two hospitals already using IBA's solutions: namely, the Sri Sathya Sai Institute of Higher Medical Sciences and Sri Sathya Super Speciality Hospital. IBA has an established sales and marketing infrastructure in India and, in March 2007, signed a licence and services agreement to implement its patient management and clinical solutions at a third super speciality hospital, further strengthening IBA's position in this developing market.

3.4. Historical financials

The table below illustrates IBA's financial performance since 1 July 2005, prepared in accordance with AIFRS as included in the IBA annual report and interim reports for the relevant periods. The historical financial information presented is for the years ended 30 June 2005 and 2006 (IBA financial statements for the year ended 30 June 2006) and six months ended 31 December 2005 and 2006 (IBA interim accounts for the six months ended 31 December 2006).

A$(m)	Year to 30 June 2005	Year to 30 June 2006	Six months to 31 December 2005	Six months to 31 December 2006
Revenue	42.4	59.2	21.5	36.3
Operating revenue[1]	40.8	58.4	21.2	36.0
Costs	(26.2)	(35.4)	(15.3)	(19.3)
EBITDA[2]	14.6	23.0	5.9	16.7
Depreciation and amortisation	(1.4)	(3.4)	(0.7)	(3.4)
EBIT[2]	13.2	19.6	5.2	13.3
Margin	*32.3%*	*33.6%*	*24.5%*	*36.8%*
Net finance costs	0.8	0.1	0.3	(0.1)
PBT[2]	14.0	19.7	5.5	13.2
Taxation	(0.2)	(0.4)	(0.3)	(0.4)
Net income[2]	13.8	19.3	5.3	12.8
Individually significant items	0.7[3]	(4.1)[4]	0.0	(1.1)[5]

Notes:

1 Operating revenue excludes interest income and in the case of year ended 30 June 2005 also excludes a $0.8 million gain on an investment disposal which had been reported within Revenue

2 Before individually significant items

3 Comprising a gain on disposal of investment of $0.8 million offset by a $0.1 million loss on litigation

4 Comprising a restructuring expense of $3.2 million and a $0.9 million writedown of deferred expenditure

5 Comprising a writedown of deferred expenditure

3.4.1. Review of financial results for the six months ended 31 December 2006

IBA reported a profit after tax of A$11.8 million (A$12.8 million before individually significant items) for the half year to 31 December 2006, up 123% from the equivalent half-year to 31 December 2005. Revenue also increased by 68% to A$36.3 million for the half year to 31 December 2006, while earnings per share increased by 64% to 3.6 cents. As at 31 December 2006, IBA reported consolidated net cash of A$21.7 million.

This strong result reflects the success of IBA's international growth strategy, as well as its earnings and cash flow momentum as IBA expands its operations and integrates acquisitions into its core business.

3.5. Outlook for 2007

IBA has a strong pipeline of sales opportunities leading into the financial year ending 30 June 2007. IBA has been short-listed in several major overseas tenders and expects continued growth in its recurring revenue base. As a result of IBA's strong underlying performance, management has increased its guidance for the year ending 30 June 2007[1] to profit before tax and amortisation of A$30.7 million[2] (up on A$18.1 million in FY2006). FY2007 revenue is expected to be A$75.0 million[3] (FY2006: A$59.2 million) and FY2007 EBITDA is expected to be A$32.0 million[4] (FY2006: A$19.0 million).

1 FY2007 numbers represent a profit forecast under the UK City Code of Takeovers and Mergers. Reports from PKF Corporate Advisory Services (NSW) Pty Ltd and ABN AMRO Corporate Finance Limited in relation to those numbers were published in the announcement issued by IBA on 26 February 2007

2 Includes individually significant items

3 Includes interest income

4 Excludes interest income and includes individually significant items

Section 4: Overview of iSOFT

4.1. Overview of iSOFT

iSOFT is a leading provider of software systems and services to the healthcare sector in the UK and Ireland and internationally. Listed on the London Stock Exchange, iSOFT has a key position on the National Health Service's National Programme for IT in England, which is one of the world's largest civilian IT projects, estimated to cost approximately A$30 billion over 10 years to 2014.

iSOFT builds software applications for the healthcare market and is a leader in the provision of advanced application solutions in modern healthcare economies, predominantly serving public sector markets. iSOFT products are used by more than 8,000 healthcare organisations, including 1,800 hospitals and over 6,200 family doctors in 27 countries, for managing patient information and driving improvements in healthcare services. iSOFT continues to focus on developing innovative application solutions for all of its target markets, and employs nearly 3,000 staff worldwide including more than 1,300 application specialists engaged in software design, development and solution delivery.

iSOFT has focused on exploiting the best technology available to develop software application systems that address the administrative and clinical information management needs of healthcare provider organisations which include administrative tasks such as appointment booking, resource scheduling, clinical information management and electronic patient record creation and exchange.

iSOFT currently supports nearly 30 strategic products and is developing LORENZO, its next generation healthcare application product, which offers integrated and scaleable healthcare software solutions. LORENZO has been designed to meet the requirements of a wide range of markets. Whilst large-scale deployment initially will be within NPfIT, it is expected there will be significant opportunities to deploy LORENZO in other markets around the world. Refer to Section 4.3.1 for further information on LORENZO.

Figure 4.1: iSOFT history


iSOFT business founded in 1994 as a separate partnership with KPMG Management Consulting
Acquired CSC's Australian healthcare systems business
Established a dedicated offshore development business in Chennai, India
Completed acquisitions of ACT Medisys & Eclipsys
Completed a £368 million (A$872 million)[1] merger with Torex
Acquired Spanish hospital information services provider Novasoft Sanidad
1998
2000
2002
2004
2006
1994
1999
2001
2003
2005
iSOFT senior executives, backed by Lloyds TSB Development Capital undertook an MBO of the company
Full listing on London Stock Exchange
Acquired Revive Group, Northgate Information Systems and Paramedical
Contracts for NPfIT signed with CSC and Accenture
CSC replaces Accenture on NPfIT. iSOFT revises and extends its agreement with CSC
Changes to revenue recognition policy and senior management

Notes:

1 Converted at the prevailing exchange rate on 26/01/04, the merger completion date (£1: A$2.371)

4.2. iSOFT's business approach

4.2.1. Developing world class software for market leading projects

iSOFT's consistent focus has been on the development of world-class software application systems, which seek to address comprehensively the patient administration and clinical information management requirements of healthcare provider organisations. iSOFT's existing strategic portfolio consists of a wide range of healthcare software that has been acquired or developed in-house.

Over time, it is anticipated that the existing software application systems will be replaced by LORENZO.

4.2.2. Business overview by region

iSOFT is headquartered in the UK, which is currently the largest contributor to iSOFT's revenue. iSOFT also has an established presence in Ireland, Germany, the Netherlands, Spain, Australia, New Zealand and a growing presence elsewhere in the Asia Pacific region.

4.2.3. Development centres in India

In 2001, iSOFT established a product development centre in Chennai, India in order to consolidate its global product development, testing and maintenance functions for both LORENZO and its strategic and certain existing products. The product development centre is also responsible for research activities in order to further enhance iSOFT's product features. In 2005, iSOFT extended its capabilities in India with the establishment of a solution centre in Hyderabad. The solution centre conducts software testing, supports software configuration for specific deployments and provides ongoing support for products and services for iSOFT's businesses in the United Kingdom, Ireland, Australia and New Zealand. It also provides disaster recovery support. iSOFT's major partners – CSC, Microsoft and Oracle – all have a significant presence in Hyderabad.

At 31 March 2007, these product development centres employed more than 1,300 people. The centres in India represent both a considerable investment and asset for iSOFT. Together, the centres in India are currently capable of developing state-of-the-art software at a cost per engineer that is significantly below that in Europe.

Region	Revenues (year to 30 Apr 2006) (A$m)[2]	Market positions
UK and Ireland	303.0 (63.5% of total)	Established presence in a number of key secondary care segments Growing market share in GP and other primary care markets Future market position underpinned by NPfIT contract Includes iBS, the largest provider of financial and procurement systems to the NHS
Other EU (Germany, Netherlands, Spain)	136.7[1] (28.6% of total)	Germany: strength in Laboratory Information Systems and Radiology Information Systems Netherlands: strength in Hospital Information Systems (7 out of 8 leading hospitals), pharmacy, primary care Spain: building a presence based on acquisition of Novasoft in 2005
Australia and New Zealand	35.0 (7.3% of total)	Strength in the Patient Management Systems in the public sector
Other	2.8 (0.6% of total)	Office established in Singapore to develop position in Asia Pacific region

Notes:

1 Includes Switzerland (with revenues of A$10.9m) which was disposed of in June 2006

2 Converted at the average exchange rate for the year to 30 April 2006 (£1: A$2.367)

4.2.4. iSOFT's recent operating and financial history

The period since January 2006 has been a challenging one for iSOFT. iSOFT's difficulties were initially triggered by the need to issue a trading statement in January 2006 warning of a sharp reduction in revenues and profitability for the year ended 30 April 2006, primarily due to issues surrounding NPfIT.

On 8 June 2006, the Board of iSOFT announced that it had decided to change the iSOFT Group's accounting policy for revenue recognition to one appropriate to the current commercial situation. The change in revenue recognition policy was implemented by way of a prior year adjustment. The change in accounting policy and the re-statement involved reversing revenues of £76 million (A$190 million), £54 million (A$131 million) and £44 million (A$121 million) which had been recognised in the years ended 30 April 2005, 2004 and 2003 or earlier, respectively[1]. Those revenues will now be recognised in future financial years in accordance with the provisions of the new accounting policy.

As a result of work carried out by iSOFT's auditors to review the above adjustment to past revenues, possible past accounting irregularities came to light which were the subject of an investigation by iSOFT's auditors and Eversheds LLP. The investigation concerned several contracts where it would appear that revenues may have been recognised earlier than they should have been in the financial years ended 30 April 2004 and 2005 under the accounting policy applied at that time. A more formal investigation by the UK Financial Services Authority is under way at today's date, which may take some time to complete.

The change in accounting policy, announced on 8 June 2006, also clarified the extent to which iSOFT had in prior years funded the business through accelerated monetisation of contracts leading to advance cash receipts of approximately £140 million (A$333 million). Prior to 2006, a significant proportion of cash flows had been derived from customers willing to pay up-front for product and services or from the financing of customer receivables. In the main, these up-front payments fell into two categories; firstly, payments supported by letters of credit and guarantees and secondly, payments via third-party contract financing arrangements.

The consequence of the above is that iSOFT is likely to be reporting some revenues over the next three years, under the new accounting policy, where cash has already been received up-front in prior years.

In mid-2006, there were a number of senior management changes including the resignation of the Chief Executive Officer who was replaced in an acting capacity by John Weston, the Chairman of iSOFT.

In August 2006, iSOFT agreed revised bank facilities of up to £141 million (A$335 million) consisting of a £105 million (A$250 million) revolving credit facility, a £36 million (A$86 million) term loan facility with no further amortisation and an up to £25 million (A$59 million) additional facility to be available following disposals of assets.

As a result of challenges to the business which emerged following delays to NPfIT and following the appointment of new senior management, the Board of iSOFT carried out an urgent review of the company's strategy and operational management. Following the review, iSOFT began an intensive two-year transformation process covering every aspect of its business and designed to increase revenue and reduce cost (referred to as the "Regeneration Plan"). Launched formally in September 2006, the Regeneration Plan has resulted in the management of iSOFT being strengthened, product management being fully integrated with product development on an international basis and substantial progress being made towards reducing the cost base of the company from approximately £210 million (A$497 million) per annum at the end of iSOFT's financial year ended 30 April 2006 to below £180 million (A$428 million) per annum in the financial year commencing 1 May 2007. The closure of iSOFT's head office in Manchester and the transfer of key support functions to other operational locations is indicative of the changes that the Board of iSOFT considered necessary in order to improve the operating and financial performance of the business. iSOFT is currently ahead of its plan to reduce its cost base to below the target of £180 million (A$428 million) in the financial year commencing 1 May 2007 and there is potential for further reductions, especially once development of LORENZO has been largely completed.

4.3. Product overview

4.3.1. LORENZO

LORENZO is iSOFT's flagship strategic offering, currently under development at iSOFT's development centre in Chennai, India. When completed, LORENZO will be an integrated and scalable healthcare software solution. LORENZO will provide solutions for all segments of the healthcare market, including governments, regional and large healthcare enterprises, care purchasing organisations, healthcare practices and offices and pharmaceutical and research enterprises. It is based on a service-oriented architecture and web-based protocols, using Microsoft's .NET framework.

1 Figures reported in £ have been translated into A$ using average rates for the respective periods

It will be capable of being deployed on .NET system platforms and has been designed to complement existing systems and replace them over time.

iSOFT is required to deliver the core elements of LORENZO (LORENZO 3.5) to CSC before mid-2008. CSC is scheduled to begin rolling out LORENZO to the NHS from mid-2008 onwards. Elements of LORENZO are currently being tested at several early adopter sites, which include NPfIT, and in Germany at the Robert Bosch Hospital in Stuttgart and at Aachen University Hospital.

LORENZO has been designed to meet the requirements of a wide range of markets. Whilst large- scale deployment initially will be within NPfIT, it is expected that there will be a significant opportunity to roll out LORENZO in other international markets. NPfIT is a landmark project for national healthcare delivery and successful implementation will provide an important shop window for international sales.

4.3.2. Existing strategic product portfolio

iSOFT's existing strategic product portfolio consists of a wide range of healthcare application software encompassing a broad spectrum of healthcare administration and care settings. These products have been acquired or developed in-house and are collectively referred to as "iSeries". LORENZO is ultimately expected to replace iSeries.

Figure 4.2: - Expected revenue from core products (year to 30 April 2007)



Departmental & Diagnostic System 16%
Electronic Patient Records 27%
Clinical System 11%
Primary Care 6%
Other 3%
Patient Administration System 37%

The iSeries product range includes functionality covering:

- Patient administration and clinical functions for acute care: these include "iPM" and "iCM" which are mainly installed in the UK and Australian markets. iSOFT also has a number of other patient administration system products designed for the local market in Germany and the Netherlands;
- Diagnostic services – Laboratory Information Systems ("LIS") and Radiology Information Systems ("RIS'): iSOFT has leading LIS and RIS products on the UK and German markets and is currently seeking to grow the international footprint of these products;
- Departmental administration and records: products cover a range of clinical or administrative functionality in different acute care settings including maternity, diabetes care, oncology, pharmacy (stock control and prescribing), accident and emergency and theatre management; and
- Primary care, community and mental health: iSOFT sells a range of primary care, community and mental health products, predominantly in the UK, Germany and the Netherlands.

4.3.3. Intellectual property rights

iSOFT owns the copyright in the majority of software products that it licenses to its customers. Ownership is either by virtue of employing the relevant developers or through acquisition.

4.4. NPfIT

4.4.1. Overview

NPfIT is an initiative by the NHS in England to move towards an integrated national healthcare solution based on minimum standards for patient records and supported by a dedicated national communication network and database. NPfIT is designed to connect 30,000 general practitioners to 300 hospitals, providing secure and audited access to these records by authorised health professionals. It is currently one of the world's largest civilian IT projects, with an expected cost of approximately A$30 billion over 10 years to 2014. CfH, an agency of the Department of Health, is responsible for the delivery of NPfIT.

NPfIT is divided into a number of key deliverables, including:

- The NHS Care Records Service, enabling information about patients to be mobile and follow the patient wherever and whenever it is needed;
- Choose and Book, a service enabling patients needing an outpatient appointment to choose which hospital they are referred to by their general practitioner and to book a convenient time and date for their appointment;
- A system for the electronic transfer of medical prescriptions from doctor to pharmacist;
- A new national broadband IT network to enable electronic communication between different elements of the NHS;

- Picture archiving and communication systems dedicated to the storage, retrieval, distribution and presentation of images, including ultrasonography, magnetic resonance imaging and radiography;
- IT supporting general practitioners, including a system for general practitioner to general practitioner record transfer; and
- An integrated and secure e-mail, diary and directory system for NHS employees.

4.4.2. NPfIT structure

NPfIT divides England into five regions, known as "clusters". For each cluster, a Local Service Provider ("LSP") has been contracted to be responsible for delivering services at a local level. Since January 2007, three different industry consortia were acting as LSPs for the main body of NPfIT as outlined in the diagram below:

Figure 4.3: NPfIT contract structure – five regional "clusters"


North East
Population size c. 7.7m
CSC Alliance
North West and
West Midlands
Population size c. 12.3m
CSC Alliance
East and East Midlands
Population size c. 9.6m
CSC Alliance
London
Population Size c. 7.3m
Capital Care Alliance (BT)
Southern
Population c. 13.1m
The Fujitsu Alliance

Note: Based on original five cluster structure. The three CSC Alliance clusters are now considered as one cluster

iSOFT is a principal member of the CSC Alliance, which has been appointed in three of the five clusters, representing approximately 60% of the total population of England covered by NPfIT. iSOFT has been exclusively retained by CSC to provide core software solutions in the North-East and the North-West & West Midlands regions. iSOFT retains preferred supplier status for future software solutions in the East and East Midlands region, subject to a benchmarking review.

The core software solution to be implemented by iSOFT within NPfIT is LORENZO. The first release of certain elements of LORENZO has been delivered to the CSC Alliance, with full delivery currently scheduled for the first half of 2008. iSOFT products have also been selected by seven hospitals in the Southern and London regions.

4.4.3. Value of NPfIT to iSOFT

Delivery schedules and payment milestones have been revised in all clusters, which has impacted on most contracted parties. On 11 August 2006, iSOFT signed a memorandum of understanding with CSC confirming the schedule under which it will provide deliveries to CSC, subject to the satisfactory achievement of delivery milestones and with the opportunity to win additional NPfIT business in future through CSC in certain circumstances. The CSC Agreement offers greater certainty of cash flow to iSOFT, since payments are tied to specific milestones most of which are based on the successful delivery to CSC of incremental software releases. Successful on-time delivery provides the main basis on which iSOFT receives payment from CSC. To date, iSOFT has delivered against the first milestones and is on track to meet the rollout timetable due mid-2008.

In January 2007, Accenture withdrew from its LSP contracts in two clusters and agreed to transfer its responsibilities to CSC, thereby enabling focus on a single provider.

Assuming achievement of the applicable delivery milestones and following Accenture's withdrawal, it is expected that iSOFT will earn aggregate revenue in excess of A$700 million (c. £300 million) over the lifetime of NPfIT, making it an important contributor to the ongoing growth of iSOFT.

4.5. Historical financials

4.5.1. Overview

This Section should be read in conjunction with Sections 5 and 6, which provide further financial information about iSOFT and also set out some of the risks relating to that information.

The iSOFT historical financial information presented below is for the years ended 30 April 2005 and 2006 and the six months ended 31 October 2005 and 2006.

iSOFT's auditors were unable to form an audit opinion on the iSOFT annual accounts to 30 April 2006 or a review opinion on iSOFT's interim accounts to 31 October 2006. Further details are set out in Sections 5.4.2.4. and 9.7.

A$(m)[5]	Year to 30 April 2005	Year to 30 April 2006	Six months to 31 October 2005	Six months to 31 October 2006
Revenue	465.3	477.5	229.8	212.5
Costs[1]	(427.9)	(429.2)	(194.9)	(204.2)
EBITDA[2]	37.5	48.3	34.8	8.3
Depreciation and amortisation	(16.3)	(16.7)	(7.1)	(8.3)
EBIT[2]	21.1	31.5	27.7	–
EBIT Margin	*4.5%*	*6.6%*	*12.1%*	–
Net finance costs	(15.7)	(13.4)	(8.8)	(7.5)
PBT[2]	5.4	18.1	18.9	(7.5)
Taxation – current	(41.5)	15.1	(39.1)	34.0
Taxation – deferred	50.8	(106.1)	–	–
Net income[2]	14.7	(72.8)	(20.1)	26.5
Exceptional items	0.0	(831.9)[3]	0.0	(28.1)[4]

Notes:

1 Before goodwill impairment, depreciation, amortisation and exceptional items

2 Before goodwill impairment and exceptional items

3 Comprising of goodwill impairment charge

4 Comprising of reorganisation/redundancy and other costs. See note 3 in section 5.4.3 for more detail

5 The figures from iSOFT's financial statements which are reported in £ have been translated into A$ using average rates for the respective periods

4.5.2. Review of financial results for the six months ended 31 October 2006[5]

iSOFT's trading performance for the six months to 31 October 2006 was at the higher end of its stated expectations. Revenues amounted to £85.9 million (A$212.5 million) compared with £97.2 million (A$229.8 million) for the six months to 31 October 2005, as restated under iSOFT's new accounting policy for revenue recognition. Profit from operations before exceptionals was a break-even result. Exceptional costs of £11.6 million (A$28.7 million) (six months to 31 October 2006: nil) and net interest costs of £3.1 million (A$7.5 million) (six months to 31 October 2006: £3.7 million (A$8.8 million)) were largely offset by a tax credit of £13.7 million (A$34.0 million), yielding a net loss post exceptional items of £0.6 million (A$1.6 million).

iSOFT has a solid core of contracted and recurring maintenance revenues from its substantial installed base. Revenues in the first half-year ended 31 October 2006 were 11.6% down on HY06, with the majority of the decline occurring in the UK. In Europe, the disposal of iSOFT's operation in Switzerland was more than offset by the first-time contribution from Novasoft in Spain, which was acquired in October 2005.

At the end of the financial year ended 30 April 2006, the cost base was running at approximately £210 million (A$497 million) per annum, largely because iSOFT was, and still is, bearing the dual costs of maintaining the existing portfolio of strategic products, while at the same time applying maximum effort to complete the development of LORENZO. iSOFT has made good progress since June 2006 in reducing its costs. iSOFT had already achieved the run-rate target that it set for the end of this year. The exceptional costs of £11.6 million (A$28.7 million) include £4 million (A$9.9 million) for the closure of the former head office in Manchester and £3.6 million (A$8.9 million) in redundancy and reorganisation costs. A further £4 million (A$9.9 million) was incurred by iSOFT for legal and advisory fees relating to changes in its funding arrangements, strategic discussions and the ongoing UK FSA investigation. The exceptional items also included profit on disposal of a subsidiary of £0.3m (A$0.7m).

In the first half of the year to 30 April 2007, some revenues were recognised where cash had been received in prior years. Consequently, there was an operating cash outflow of £30.9 million (A$76.5 million) in the period, with net debt increasing from £41.8 million

(A$99.9 million) at 30 April 2006 to £73.8 million (A$182.2 million) at 31 October 2006.

A tax refund of £20.6 million (A$49.0 million) has been agreed in connection with the restatement of prior year revenues at 30 April 2006, of which £5.3 million (A$13.1 million) was received in the first half and the balance has been received in the second half.

4.5.3. Review of financial results for the twelve months ended 30 April 2006[1]

In the year to 30 April 2006, under the iSOFT Group's new accounting policy for revenue recognition, total iSOFT Group revenue increased 8.4%, from £186.1 million (A$465.3 million) to £201.7 million (A$477.5 million). The acquisition of Novasoft Sanidad SA in Spain in October 2005 contributed revenue of £4.4 million (A$10.4 million).

Operating profit before goodwill impairment was £13.3 million (A$31.5 million) compared with £8.5 million (A$21.1 million) for the previous year. The operating margin of 6.6% reflected a substantial level of expenditure on maintaining existing products and developing the LORENZO platform. In 2006, the cost of product development and support, net of the amounts capitalised in accordance with IFRS, was £22.6 million (A$53.5 million), which compares with £15.9 million (A$39.7 million) in the previous year. At 30 April 2006 the annualised total cost run rate was £209 million (A$495 million), the cost base having risen though the year as a result of the increased costs of product development and support for NPfIT.

iSOFT incurred a loss of £382.2 million (A$904.8 million) for the year after incurring net interest expense of £5.6 million (A$13.4 million), a tax charge of £38.4 million (A$91.0 million) and a goodwill impairment charge of £351.4 million (A$831.9 million).

After recognising the goodwill impairment charge of £351.4 million (A$831.9 million), the iSOFT Group's carrying value of goodwill on the balance sheet reduced from £495.5 million (A$1,214.2 million) to £144.1 million (A$344.2 million). iSOFT was required to write off a substantial portion of the deferred tax asset created under the provisions of IFRS 1, at 30 April 2005 resulting in the overall tax charge of £38.4 million (A$91.0 million) for the year.

4.6. Current trading and prospects

Within its results for the six months to 31 October 2006, released in mid-December 2006, iSOFT stated that it expected revenues for the full year to 30 April 2007 to be in the range of £171 (A$406) to £181 (A$430) million. The current expectation is that the outcome will be towards the upper end of that range. It is expected that iSOFT will progress from this base in the financial year ending 30 April 2008.

iSOFT's operating costs before exceptional items for the first half of the financial year were £85.9 million (A$212.5 million), which resulted in a break-even result for that period. In the second half, iSOFT has incurred additional costs to strengthen operations and product management. Notwithstanding this, the Regeneration Plan has continued and has broadly succeeded in offsetting these additional costs. Overall, this performance is better than originally expected and iSOFT will continue to initiate actions to reduce the cost base, as a proportion of revenue, still further.

The cash position continues to exceed expectations, in particular because of the receipt of the balance of a £21 million tax rebate in the second half, the pace of the Regeneration Plan and measures taken to improve working capital. As at 27 April 2007, total utilisation of the term and revolving credit facilities with the banks amounted to £93 million of which £49 million related to letters of credit and guarantees, leaving unused facilities of £48 million at that date.

1 The figures from iSOFT's financial statements which are reported in £ have been translated into A$ using average rates for the respective periods

Section 5: Rationale and financial impact of the Merger, Rights Issue and Conditional Placement

5.1. Overview of the global healthcare IT market

5.1.1. Market size

The international healthcare information technology market, including software, hardware and services, was estimated to be worth around US$19.6 billion in 2005, in terms of aggregate revenue generated, with healthcare information software representing approximately 40% of the market.

The global healthcare market is growing substantially as the population ages and medical technology and treatment capability extends. The US is leading the world in terms of its expenditure on healthcare and spending approximately 16% of GDP on the treatment of its population, in comparison to developing nations which spend typically less than 6% of GDP. The norm for expenditure is in the range of 8 to 11% for the majority of developed nations.

It is estimated that the international healthcare information technology market will reach more than US$32 billion by 2010 in terms of aggregate revenue generated with a CAGR of 10.6% for Europe, the Middle East and Africa, 10.8% for the Americas and 12.5% for the Asian region.

Figure 5.1: Expected market growth (US$bn)


11.1% CAGR
Software and Services
19.6
Software, 7.6bn
Services, 7.1bn
Hardware, 4.9bn
2005
32.8
Software, 12.8bn
Services, 12.1bn
Hardware, 7.9bn
2010

5.1.2. Market drivers

The increased expenditure on healthcare information technology is driven by a number of factors:

- The *rising cost of healthcare* – An ageing population, government regulation and advances in medicine and diagnostic techniques have increased costs associated with healthcare delivery
- Increasing *patient-driven demand* – A rise in healthcare consumerism, with patients demanding greater access to safe, timely, quality care and, where direct payment is required, competitive pricing
- Increased *pressure on funding* – Changes in funding models, typically resulting in changes in the level of funding available within various segments of the healthcare market are compelling drivers for increasing efficiency, particularly in clinical and administrative workflows
- Increasing *regulation* – As new and more rigorous clinical governance and mandatory reporting regulations are introduced, providers continue to assess and upgrade IT systems to achieve compliance

These drivers are consistent throughout all developed healthcare economies, thereby creating a significant global market for integrated IT applications, systems and solutions. Individual economies are re-engineering their domestic healthcare systems at different rates, with the NHS in England leading the way for large scale government procurement. With other nations beginning to follow this pattern, scale and capacity to deliver are increasingly important in winning and servicing these contracts.

Investment in a new generation of information management systems, which permit the efficient allocation of resources and the communication of comprehensive patient information across traditional organisational boundaries, is recognised by IBA as critical to supporting the transformation of healthcare provision.

5.2. Rationale for the Merger

5.2.1. Strengthen geographic and industry presence

The combination of IBA and iSOFT:

- would create one of the largest healthcare information systems providers globally with core markets in Asia, Australasia, Europe, the Middle East and Africa;

Figure 5.2: FY06 Aggregated revenue[1]


600
500
400
300
200
100
0
A$m
216.0
UK and Ireland
NPRT
136.7
72.7
24.2
536.7
UK and Ireland
Other EU[2]
Australia and New Zealand
Asia and Middle East
Total revenue

1 Represents an aggregation of iSOFT's year to 30 April 2006 and IBA's year to 30 June 2006 revenues translated to A$m. This is not pro forma financial information for the Enlarged Group and should not be interpreted as such

2 Includes iSOFT Switzerland (with revenues of A$10.9 million) which was disposed of in June 2006

- would bring together the two companies' international presence and customer base. The Enlarged Group would have a combined installed base of approximately 13,000 healthcare systems internationally. This would create an international business with critical mass which is expected to benefit from economies of scale;
- is expected by IBA management to create significant opportunities to enhance the Enlarged Group's top-line growth through cross-selling of a deepened product portfolio to the enlarged customer base;
- would allow IBA to increase substantially its involvement in offshore IT development in the Indian market thereby significantly enhancing its product development capabilities; and
- is expected to create opportunities to improve the Enlarged Group's profit margins by combining the two companies' development, delivery and post-sale support functions.

Figure 5.3: IBA and iSOFT key markets and complementary footprints


Middle East
Saudi Arabia
Qatar
UAE
Oman
IBA presence
iSOFT presence
IBA & iSOFT presence
Netherlands
UK & Ireland
Spain
Germany
Sweden
South Africa
China (Shanghai)
Malaysia
Singapore
India development centre
Thailand
ANZ

5.2.2. Strengthened management team

The combination of IBA and iSOFT would unite two experienced management teams with complementary skills that have a proven track record in the healthcare IT market. Key senior management in both companies will be retained.

The Enlarged Group's corporate head office will be located in Sydney. The current iSOFT head office in the UK will retain the local financial and administrative functions necessary for the management of all European operations. Further details on the Enlarged Group's management structure are set out in Section 7.

5.2.3. Next generation product portfolio

The combination of IBA and iSOFT is expected to enhance the Enlarged Group's capability to deliver and complete the development of LORENZO. LORENZO would form the basis of the Enlarged Group's next generation product suite. LORENZO, once completed, is expected to provide significant revenue upside for the Enlarged Group when the product is marketed internationally.

5.2.4. Financial benefits of the Merger

5.2.4.1. Significantly earnings per share enhancing

The combination of iSOFT and IBA is expected to be significantly earnings per share enhancing to IBA, before amortisation of acquisition related intangibles, in the year to 30 June 2008.[1]

After amortisation of acquisition related intangibles, the Merger is expected to be broadly earnings per share neutral for IBA Shareholders in the year to 30 June 2008.[1]

5.2.4.2. Merger savings

IBA expects the Merger with iSOFT to produce significant cost synergies for the Enlarged Group over time through the elimination of duplicated overheads.

A number of cost saving opportunities have been identified in the Enlarged Group including the elimination of duplicated corporate activities and offices.

IBA management has estimated A$27 million in full run-rate annual cost synergies. IBA expects to achieve these annual cost savings in the financial year ending 30 June 2009.

5.2.4.3. Improved financial strength

The combination of IBA and iSOFT would bring new funds to provide the Enlarged Group with an appropriate capital structure and a strong balance sheet to support the future of the business. This is expected to enhance customer confidence in the Enlarged Group's ability to deliver and maintain large scale contracts, thereby raising the prospect of increasing sales from new customers and renewals from existing customers.

5.2.4.4. Taxation implications

iSOFT plc, a wholly owned subsidiary of iSOFT, had trading losses of approximately A$150 million as at 30 April 2006 that may be carried forward and offset against future profits arising from the same trade within the iSOFT plc entity for UK tax purposes. The trading losses willl not be available for carry forward in the case there is a major change in the nature or conduct of the trade either 3 years before or 3 years after a change in ownership of iSOFT plc.

5.3. Merger integration plan

The successful integration of iSOFT with IBA is a critical aspect of the Merger and is the subject of intense management focus.

A dedicated integration team comprising of senior business and functional managers from both businesses will be established. The team will be led by a senior manager with an extensive background in the healthcare information technology industry, as well as previous integration experience. The integration team is responsible for all aspects of the integration process.

The integration phase will involve the delivery of synergy benefits, organisational realignment, employee retention, cultural change, standardisation of systems and policies, product rationalisation and business optimisation.

IBA anticipates there will be one-off costs associated with the integration plan following the merger. IBA's initial assessment is that these costs will be in the order of A$10 million, although the magnitude of such costs cannot yet be predicted with precision.

5.4. Financial information

5.4.1. Overview

This Section includes the pro forma historical balance sheet of the combined businesses of IBA and iSOFT. It has been prepared on the basis that the Merger, Conditional Placement, Rights Issue and repayment of iSOFT's existing bank facilities (which are repayable upon a change of control) had been completed by IBA on 31 December 2006. Although the Enlarged Group has New Debt Facilities available (which will be used to meet the future working capital requirements of the

1 Before one off integration costs associated with the Merger but including synergies. The statements regarding earnings per share enhancement are not profit forecasts and should not be interpreted to mean that the Enlarged Group's future earnings per share will necessarily match or exceed the historical published earnings per share of IBA

Enlarged Group), these are not included on the pro forma balance sheet as none of the new debt is expected to be drawn down on completion. The pro forma historical balance sheet has been prepared in order to give investors an indication of the financial position of IBA on completion of the Merger, Conditional Placement, Rights Issue and repayment of iSOFT's existing bank facilities.

This Section also includes the historical income statements of IBA and iSOFT and their aggregations. However, these have not been compiled on a pro forma basis (refer to Section 5.4.3 for more detail).

The financial information included in this section is presented in abbreviated form and does not contain all the disclosures that are necessary in an annual financial report prepared in accordance with the Corporations Act.

This Section should be read in conjunction with the risk factors set out in Section 6.

5.4.2. Basis of preparation

5.4.2.1. Historical income statements

The historical income statements set out in Section 5.4.3 have been presented based on the following:

- Historical income statement (AIFRS basis) for IBA for the year ended 30 June 2006 extracted from the audited 2006 financial statements;
- Historical income statement (AIFRS basis) for IBA for the six months ended 31 December 2006 extracted from the unaudited (but reviewed) 2007 interim financial statements;
- Historical income statement (IFRS basis) for iSOFT for the year ended 30 April 2006 extracted from the audited 2006 financial statements;
- Historical income statement (IFRS basis) for iSOFT for the six months ended 31 October 2006 extracted from the unaudited 2007 interim financial statements; and
- Details of the exchange rate used for preparation of the historical income statement is contained in Note 2 in Section 5.4.3

5.4.2.2. Pro forma historical balance sheet

The unaudited pro forma historical balance sheet set out in Section 5.4.4 has been prepared based on the combination of the following:

- Historical balance sheet information (AIFRS basis) of IBA as at 31 December 2006 extracted from the unaudited 2007 interim financial statements;
- Historical balance sheet information of iSOFT (IFRS basis) as at 31 October 2006 extracted from the unaudited 2007 interim financial statements;
- The effects of the Merger and the restated acquisition accounting adjustments;
- The adjustments required to effect the implementation of the Conditional Placement, Rights Issue and repayment of iSOFT's existing bank facilities; and
- Details of the exchange rate used for preparation of the historical balance sheet is contained in Note 2 in Section 5.4.4

The unaudited pro forma historical balance sheet set out in Section 5.4.4 has been prepared for illustrative purposes only to show the relative sizes of IBA and iSOFT and the effect on IBA of the Rights Issue and Merger and the associated issue of new Shares pursuant to the Merger and refinancing of iSOFT's debt facilities as if they each occurred on 31 December 2006. It is not intended to be an indication of the actual financial position had the Merger taken place on 31 December 2006, or as a prediction of the future financial position of the Enlarged Group.

5.4.2.3. AIFRS vs IFRS

As noted above, the financial statements of iSOFT are prepared under IFRS. There are no material differences between the IFRS standards applicable to iSOFT and AIFRS equivalents. Accordingly there have been no adjustments required to the financial information presented in this Prospectus in order for it to be presented on a comparable AIFRS basis.

5.4.2.4. iSOFT financial statements auditor qualifications

iSOFT's auditors were unable to form an audit opinion on the iSOFT annual accounts to 30 April 2006. The auditors were also unable to form a review opinion on the interim accounts to 31 October 2006.

The full text of the auditors' audit report on the annual accounts to 30 April 2006 and the review report on the interim accounts to 31 October 2006 is reproduced in Section 9.7.

5.4.3. Historical income statements

The table below sets out the respective historical income statements of IBA and iSOFT on the basis described in Section 5.4.2. This table also sets out the aggregation of IBA and iSOFT results as at 30 June 2006 and 31 December 2006. For the purposes of this table, because the accounting periods of IBA and iSOFT are different, an assumption has been made that iSOFT's results for the year to 30 April 2006 and six months to 31 October 2006 are a reasonable approximation of iSOFT's results for the year to 30 June 2006 and six months to 31 December 2006 respectively (iSOFT's results for these periods may have been materially different). The statements do not take account of any potential cost or revenue synergies and the expected potential costs from the integration of iSOFT, nor the impact of any fair value acquisition adjustments as discussed in Section 5.4.4. These historical income statements have not been compiled on a pro forma basis – no consideration has been given as to whether the statements require any adjustment. They should be used solely as a guide to the relative sizes of IBA and iSOFT, not as an indication of what the results would have been had the Merger taken place at 1 July 2005 or as a prediction of the future results of the Enlarged Group.

A$(m)	IBA Year to 30 June 2006 Note 1	iSOFT Year to 30 April 2006 Note 2	Aggregation Year to 30 June 2006	IBA Six months to 31 December 2006 Note 1	iSOFT Six months to 31 October 2006 Note 2	Aggregation Half Year to 31 December 2006
Total revenue	59.2	477.5	536.7	36.3	212.5	248.8
Operating revenue*	58.4	477.5	535.9	36.0	212.5	248.5
EBITDA	19.0	(783.7)	(764.7)	15.6	(19.8)	(4.2)
EBIT	15.5	(800.4)	(784.9)	12.2	(28.0)	(15.8)
Net Profit/(loss) after tax	15.3	(904.8)	(889.5)	11.8	(1.6)	10.1
Goodwill impairment & individually significant items/Exceptionals						
– Deferred expenditure write down	(0.9)	–	(0.9)	(1.1)	–	(1.1)
– Restructuring expense	(3.2)	–	(3.2)	–	–	–
– Goodwill impairment	–	(831.9)	(831.9)	–	–	–
– Reorganisation/ redundancy & other	–	–	–	–	28.7	28.7
– Profit on disposal of subsidiary					0.7	0.7
	(4.1)	(831.9)	(836.0)	(1.1)	(28.1)	(29.1)
EBITDA pre goodwill impairment & individually significant items/ Exceptionals	23.0	48.3	71.3	16.7	8.3	25.0
EBITDA Margin**	39.4%	10.1%	13.39%	46.3%	3.9%	10.1%
EBIT pre goodwill impairment & individually significant items/ Exceptionals	19.6	31.5	51.1	13.3	0.0	13.3
EBIT Margin**	33.6%	6.6%	9.5%	36.8%	–	5.3%

* IBA excludes interest income reported within revenue in year ended 30 June 2005, also excludes $0.8m gain on investment disposal reported within revenue.

** has been calculated using operating revenue

Notes:

1 The historical income statements for IBA have been extracted from the audited financial statements for the year ended 30 June 2006 (on which the auditors expressed an unqualified audit opinion) and the unaudited (but reviewed) financial statements for the half year ended 31 December 2006 (on which the auditors expressed an unqualified review opinion).

2 The historical income statements for iSOFT have been extracted from the audited financial statements for the year ended 30 April 2006 and the unaudited interim financial statements for the six months ended 31 October 2006. As discussed in Section 5.4.2.4, the auditors were unable to form an audit opinion on the iSOFT annual accounts to 30 April 2006 and were unable to form a review opinion on its interim accounts ended 31 October 2006.

iSOFT's reported results (in £) to 30 April 2006 and to 31 October 2006 have been converted to Australian Dollars using the average exchange rate for the year to 30 April 2006 (£1:A$2.367) and half year to 31 October 2006 (£1:A$2.475), respectively.

3 Exceptional items for iSOFT in the six months to 31 October 2006 included A$9.9 million for the closure of the former head office in Manchester, A$8.9 million in redundancy and organisational charges and a further A$9.9 million in relation to legal and advisory fees relating to changes in funding arrangements, strategic discussions and the UK FSA investigations, offset by a A$0.7m profit on disposal of a subsidiary.

5.4.4. Pro forma combined historical balance sheet

The table below sets out the pro forma combined historical balance sheet described in Section 5.4.2.2.

A$000's	IBA Health 31/12/2006 Note 1	iSOFT 31/10/2006 Note 2	Placement & Rights Issue Equity Note 3	Acquisition Impact Note 4	Refinance of iSOFT Existing Bank Debt Note 5	Pro forma Combined Group
Current Assets:						
Cash & equivalents	29,707	66,147	191,923	(35,700)	(115,936)	136,141
Trade & other receivables	25,191	151,369				176,560
Other current assets	19,740	10,859				30,599
	74,638	228,375	191,923	(35,700)	(115,936)	343,300
Non-Current Assets:						
Property, plant & equipment	3,833	26,134				29,967
Intangible assets	79,196	348,302		309,696		737,194
Deferred tax assets	2,852	26,495				29,347
Investment in associate	23,164	-				23,164
	109,045	400,931		309,696		819,672
Current Liabilities:						
Deferred income	(5,228)	(172,302)				(177,530)
Trade & other payables	(9,936)	(96,316)				(106,252)
Contract financing	–	(45,736)				(45,736)
Short-term borrowings	–	(50,343)			48,639	(1,704)
Current tax liabilities	(506)	–				(506)
Short term provisions	(3,686)	(3,407)				(7,093)
	(19,356)	(368,104)			48,639	(338,821)
Non Current Liabilities:						
Trade & other payables	(2,139)	(8,251)				(10,390)
Deferred tax liabilities	(3,294)	(753)				(4,047)
Contract financing	-	(92,533)				(92,533)
Long term borrowings	(8,002)	(59,688)			67,297	(393)
Long term provisions	(643)	(8,997)				(9,640)
Retirement benefit obligation	-	(32,176)				(32,176)
	(14,078)	(202,398)			67,297	(149,179)
Net Assets	150,249	58,804	191,923	273,996	–	674,972
Share capital	186,644	180,321	191,923	152,479		711,367
Retained earnings	(40,759)	(449,820)		449,820		(40,759)
Reserves	4,364	326,360		(326,360)		4,364
Minority Interest’		1,943		(1,943)		-
Equity	**150,249**	**58,804**	**191,923**	**273,996**	-	**674,972**

Notes

1 The consolidated balance sheet of IBA at 31 December 2006 has been extracted, without adjustment from the unaudited interim financial statements for the six months ended 31 December 2006 which was prepared on the basis of AIFRS. No account has been taken of any trading or transactions of IBA since 31 December 2006.

2 The consolidated balance sheet of iSOFT at 31 October 2006 has been extracted without adjustment from the unaudited interim financial statements for the six months ended 31 October 2006 which was prepared on the basis of IFRS, and translated into Australian Dollars using the exchange rate of £1=A$2.469, being the mid-point exchange rate at 31 October 2006.

The actual exchange rate at which the balance sheet of iSOFT at Completion will be converted will be the exchange rate prevailing at the Completion Date. An adjustment between the exchange rate assumed and the Completion Date rate will impact the cost of acquisition and hence goodwill.

No account has been taken of any trading or transactions of iSOFT since 31 October 2006.

iSOFT's auditors were unable to form a review opinion on the 2007 interim financial statements. This is discussed in more detail in Section 9.7.

3 The net funds raised under this Prospectus are assumed to be A$191.9 million representing:

- A$145.4 million raised under this Rights Issue (total New Shares to be issued are 138.5 million).
- In addition to the funds raised under this Rights Issue, a further A$54.5 million is assumed to be raised under a Conditional Placement (refer to Section 1.1.3). Total new Shares to be issued under the Conditional Placement are 51.9 million.
- Less equity raising costs of A$8.0 million.

4 The total cost of acquiring iSOFT is estimated to be A$368.5 million which reflects:

- the issue of 1.1 IBA Consideration Shares in exchange for each iSOFT share. The number of iSOFT shares assumed at completion has been calculated as 241.1 million shares including 8.6 million new iSOFT Shares that are expected to be issued on crystallisation of certain iSOFT warrants (no adjustment has been made in the pro forma balance sheet for the cash proceeds due to iSOFT of A$2.1 million (£0.9m) from warrant holders). In addition, due to uncertainty in relation to the treatment of 9.1 million iSOFT Share options, the iSOFT Shares that would crystallise in relation to these options on completion have not been adjusted in the pro forma balance sheet. This will result in the issue of 265.2 million New IBA Consideration Shares to iSOFT shareholders in exchange for their 241.1 million iSOFT Shares.

  The 265.2 million new IBA Shares issued at the current IBA share price of A$1.255 at 4 May 2007 equates to a consideration of A$332.8 million.
- plus costs directly associated with the acquisition of A$35.7 million which comprise advisory costs of A$21.9 million and PIK interest payment of A$13.8 million (£5.6 million) representing the amount payable from 1 January 2007 to the expected Completion Date.

The adjustment to share capital reflects the issue of new share capital of A$332.8 million less elimination of iSOFT existing share capital as at 31 October 2006 of A$180.3 million. The adjustments to retained earnings and reserves reflect the elimination of the iSOFT related balances.

The actual cost of the acquisition will depend on the IBA share price as at the close of trading on ASX on the Completion Date. Based on an assumed IBA share price of A$1.255 and the number of new IBA Shares to be issued to iSOFT shareholders, the Australian dollar value of the equity consideration issued to iSOFT is A$332.8 million. To the extent that the IBA Share price is greater/(less) than the assumed share price of A$1.255, the dollar value of equity issued will increase/(decrease) and there will be a corresponding impact on the amount of implied goodwill that arises as a result of the acquisition of iSOFT.

	A$ Million
Total cost of acquisition	368.5
Net tangible assets of iSOFT (a)	(289.5)
Goodwill / intangibles following acquisition (b)	**658.0**

(a) Due to the level of public information available on iSOFT and the level of detailed access to iSOFT personnel and accounting records, it has not been possible for IBA to accurately identify the assets that will be acquired, and the fair value of net tangible liabilities of iSOFT have been assumed to equal their book value. The actual goodwill that arises on acquisition will depend on the actual assets and liabilities of iSOFT on the Completion Date and IBA's assessment of their fair value. This assessment may cause the total value of goodwill to change from that estimated above. This will also impact the future amortisation of intangibles and therefore the reported profitability of the Enlarged Group.

(b) Under the AIFRS business combinations standard, all of iSOFT's identifiable assets, liabilities and contingent liabilities, including intangible assets, must be identified and valued. The purchase price is then allocated across the fair value of these assets, liabilities and contingent liabilities with any residual allocated to goodwill.

Many intangible assets that would previously have been subsumed within goodwill must be separately identified and valued. The valuation of such assets is a complex and time-consuming process that may require specialist skills and detailed information about the business, which is currently not available to IBA. In addition, each of the identified intangibles acquired may have a limited life and must be amortised over that life in contrast to goodwill, which is not amortised under AIFRS. The identification and valuation process will therefore be undertaken after the acquisition completes, which is expected to occur at various times during the period from Completion Date to December 2007.

The examples provided below are not intended to be an exhaustive list of items acquired in a business combination that meet the definition of an intangible asset. However, they provide some indication of the types of intangibles that may be acquired as part of the acquisition:

- Trademarks and trade names
- Customer contracts and the related customer relationships
- Customer lists
- Supplier contracts
- Licensing, royalty and standstill agreements
- Patented technology
- Computer software
- Unpatented technology
- Internet domain names

Notwithstanding the above, IBA have performed some initial analysis to estimate the value of the indentifiable intangible assets to be acquired, and the resultant amortisation change has been considered in arriving at the EPS statements included in this Prospectus.

5 The adjustment reflects the repayment of iSOFT's existing bank facilities which at 31 October 2006 comprised a revolver of £8 million (A$19.7 million) and a term loan of £36 million (A$88.9 million) both converted into Australian Dollars at the rate prevailing at 31 October 2006 (£1 = A$2.469) resulting in a cash outflow of A$115.9 million including debt raising costs of A$7.3 million. For the purposes of the pro forma balance sheet the full A$7.3 million has been capitalised against long term borrowings and will be amortised over the term of the new facilities.

iSOFT's other financing facilities (contract financing and finance leases) at 31 October 2006 are not expected to be repaid on Completion Date. IBA has obtained New Debt Facilities from ABN AMRO comprising the following:

- £60 million (A$143 million) senior term facility;
- £25 million (A$59 million) revolving credit facility; and
- £45 million (A$107 million) bank guarantee facility

The New Debt Facilities are intended to fund the working capital requirements of the Enlarged Group and refinance existing letters of credit / guarantees of iSOFT (refer Sections 1.7 and 5.4.5). Further details of the New Debt Facilities are set out in Section 9.5.

6 No adjustment has been made for the impact of applying IBA's accounting policies to iSOFT as with the exception of the revenue recognition policy, the accounting policies are materially consistent.

IBA and iSOFT operate substantially different types of contracts in that none of IBA's contracts involve any significant development work (which is a feature of a number of iSOFT's contracts). As a result IBA intends to continue applying the current iSOFT revenue recognition policy on the iSOFT contracts post completion.

7 The minority interest in iSOFT is assumed to have been bought out for the purposes of this pro forma balance sheet.

5.4.5. Enlarged Group's working capital requirements

In the past, a significant proportion of iSOFT's cash flows were derived from customers willing to pay upfront for products and services or from the financing of customer receivables. These upfront payments generally fell into two categories; firstly, payments supported by letters of credit and guarantees which amounted to £70.2 million (A$173.3 million) at 31 October 2006, and secondly, payments via third-party contract financing arrangements which amounted to approximately £55.6 million (A$137 million) at 31 October 2006.

The letters of credit and other guarantees will unwind over the next one to two years as the contracts are delivered and the revenues are recognised. The third-party contract financing arrangements will also unwind over the next three years in the same manner. Part of the A$509 million IBA is raising under the Rights Issue, Conditional Placement and the New Debt Facilities will be used to finance the Enlarged Group's ongoing working capital requirements arising in part as the advance payments supported by letters of credit and contract financing arrangements unwind. The New Debt Facilities are subject to certain conditions, including completion of the Merger, obtaining the consent of CSC under the terms of the CSC Contract to the change in control of iSOFT that will result from completion of the Merger and (i) in the case of the new term loan facility, receipt by IBA of at least £80 million (c. A$190 million) subscriptions under the Conditional Placement and Rights Issue and (ii) in the case of the new bank guarantee facility and new revolving credit facility, the underwriting of the Conditional Placement remaining in full force and effect at the time of first utilisation. The reason for the delay in availability of the new term loan facility is that the cash proceeds of the Conditional Placement will only be received (pursuant to the underwriting or subscriptions received from IBA Shareholders) after first utilisation of the facilities following completion of the Merger. If those cash proceeds are not received within five business days, an event of default will occur under the New Debt Facilities.

5.5. Dividend policy

In meeting its obligations under the New Debt Facilities, IBA does not expect to be in a position to pay dividends to Shareholders for the financial years ending 30 June 2007 and 30 June 2008.

Section 6: Risk factors

There are a number of factors, some which are specific to IBA or iSOFT, some which are common to both and some of a general nature, which may affect the future operating and financial performance of IBA, the Enlarged Group and the value of an investment in IBA. Some of these risks can be mitigated by the use of safeguards and appropriate controls. However, many of these risks are outside the control of IBA and its Directors and are dependent on the policies adopted and approaches taken by regulatory authorities or otherwise cannot be mitigated. There are also general risks associated with any investment in equity securities. This Section describes the major risk factors associated with an investment in IBA, as determined by the Directors. They are a summary and should not be regarded as exhaustive.

The New Shares issued under this Prospectus carry no guarantee in respect of profitability, dividends, return of capital or the price at which they may trade on ASX.

Before deciding whether to take up your Entitlement, the Directors believe that you should consider carefully the following factors, as well as the other information contained in this Prospectus and, if you consider it appropriate, consult your stockbroker, solicitor, accountant, financial or other professional adviser. The risks identified below are set out in the following categories:

- risks particular to IBA's existing business (see Section 6.1);
- risks particular to iSOFT and the Merger (see Section 6.2);
- risks common to both IBA and iSOFT (see Section 6.3);
- general risks (see Section 6.4); and
- other risks (see Sections 6.5).

6.1. Specific business risks relating to IBA

6.1.1. Relationship with partners

IBA is reliant on maintaining its relationships with joint venture partners in order to continue to maintain and enhance its financial performance. While the Directors have no reason to believe otherwise, there can be no assurance that these relationships will continue to be maintained or that new relationships will continue to be successfully formed. A breach or disruption in these relationships could be detrimental to the future business, operating results and profitability of IBA.

6.1.2. Distributor risk

IBA has negotiated various distribution arrangements and is reliant on its strong distributor relationships in many of the countries in which it operates. Any loss, breach or disruption to these distribution arrangements (including any significant delay in collection of accounts receivable) could be detrimental to the future business, operating results and profitability of IBA.

6.1.3. Malaysian Joint Venture

In April 2006, IBA established a joint venture with the SPK Group for the provision of health IT services to a number of Malaysian public hospitals. IBA is expected to derive a significant portion of its revenues from the SPK Group for the year ending 30 June 2007.

IBA has invested RM50 million (A$17.8 million)[1] in the joint venture and has provided cash collateral supporting the joint venture's bank facilities of RM50 million (A$17.8 million)[1]. The joint venture has in turn loaned RM50 million (A$17.8 million)[1] to the SPK Group. Repayment of the bank facility is dependent upon the SPK Group's successful delivery of its obligations as prime contractor to the Malaysian public hospitals and repayment of the loan to the joint venture. The SPK Group is currently meeting its delivery obligations and is expected to complete its existing delivery obligations ahead of schedule by August 2007. A failure to satisfactorily perform those obligations may have an adverse impact on IBA's financial position.

6.2. Specific risks arising from acquisition of iSOFT

6.2.1. Risks of information relating to the iSOFT businesses provided by or on behalf of iSOFT

While IBA has conducted due diligence on the acquisition of iSOFT, no assurance can be given as to the accuracy or completeness of the information provided by or on behalf of iSOFT as part of the due diligence process. To the extent that this information is inaccurate or misleading, there is a risk that the future profitability and prospects of the Enlarged Group may differ (in an adverse way) from IBA's expectations as reflected in this Prospectus.

6.2.2. Revenue recognition policy

Prior to iSOFT's financial year ended 30 April 2006, iSOFT recognised implementation and support revenues evenly over the respective phases of the relevant contract, while licence revenue was recognised at the date of entry into the contract. This policy presumed that the supply of product licences could reasonably be separated from the implementation and support elements of the contract. However, due to the fact that iSOFT is now engaged in larger, more complex and longer term contracts and the importance to iSOFT of the implementation and support phases, iSOFT decided to review its accounting policy in relation to revenue recognition.

Implementation of a new policy required historical costing records showing activity by

1 Converted at the prevailing exchange rate on 21/07/06, the date the funds were transferred (A$1: RM 2.811)

contract to enable management to measure revenue on a staged of completion basis.

In the absence of this data historically, iSOFT management concluded that the most appropriate and practical basis for the restatement of revenues as at 30 April 2006 would be to use time as the basis of recognition of revenue. While iSOFT management has taken steps to capture the required data for new contractual arrangements, there remains a risk that revenues and profits recognised in future periods by IBA may be different from those projected by iSOFT management.

6.2.3. Reliability of accounting information

iSOFT's decision to review its revenue recognition policy precipitated a review of prior year transactions. As a result of this work, possible accounting irregularities (under iSOFT's previous accounting policy on revenue recognition) came to light. A special committee, which included members of the Board of iSOFT, initiated an investigation that was carried out by iSOFT's auditors and legal advisers. This investigation concluded that there was evidence of possible irregularities with respect to the recognition of revenue for its financial years ended 30 April 2004 and 30 April 2005 under iSOFT's previous accounting policies.

Upon completion of its investigation, iSOFT considered it appropriate to inform the UK Financial Services Authority ("FSA"), which is now conducting an investigation with the co-operation of iSOFT. At this time, the outcome of that investigation and the timing of its finalisation are uncertain. Possible penalties include financial penalties, public censure, criminal proceedings or prohibition orders imposed on iSOFT or the individuals involved.

In addition, the UK Accounting Investigation and Discipline Board ("AIDB") also announced in October 2006 that it will investigate iSOFT's former auditors and those executive and non-executive directors during the relevant period who are members of bodies affiliated to the AIDB. The AIDB is not expected to report for many months. All current executive directors of iSOFT who are members of those accountancy bodies were appointed after the dates under investigation, as was the non-executive director who is currently chairman of the audit committee. The initial independent investigation into possible accounting irregularities conducted by iSOFT's current auditors in July 2006 did not uncover evidence that any of the current non-executive directors had any knowledge of any irregularities. It is expected that the AIDB investigation is likely to cover similar matters to the investigation by the UK FSA.

IBA notes that iSOFT's auditors were unable to form an audit opinion on the iSOFT audited annual accounts to 30 April 2006. For more information refer to Section 9.7.

Furthermore, IBA also notes that the auditors were unable to form a review opinion on the unaudited interim accounts to 31 October 2006. For more information refer to Section 9.7.

6.2.4. Merger risks

6.2.4.1. Merger not proceeding

The details of IBA's proposed Merger are summarised in Section 9.2. The completion of the Merger is subject to a number of conditions, including iSOFT Shareholder Approval, Court Approval and obtaining CSC consent to the change of control of iSOFT which will result from completion of the Merger (for more information see Section 6.2.4.2 below). There is a risk that these and the other conditions will not be satisfied or waived so as to allow completion of the Merger.

Should IBA become aware that the Merger will not proceed after the New Shares have been issued, within three months of so becoming aware, IBA will seek to return capital to IBA Shareholders in an amount approximately equal to the funds raised through the Rights Issue (net of fees and expenses associated with this Rights Issue, which are set out in Section 9.9). The form of capital return will be determined by IBA, subject to the Corporations Act and the Listing Rules. IBA can not guarantee whether the capital return will be made in a tax or cost effective manner. The form of capital return may be subject to shareholder and/or regulatory approval, which may not be able to be obtained. In addition to the fees and expenses referred to above, as set out in Section 1.14 you may be subject to tax in respect of the Entitlements granted to you under the Rights Issue.

6.2.4.2. Merger proceeding without CSC Consent

The City Code on Takeovers and Mergers restricts the ability of an offeror to invoke a condition to a public takeover and thereby be released from its obligation to proceed with such a takeover once it has been publicly announced. It is a condition of the Merger that CSC gives its consent to the change of control of iSOFT which would result from the completion of the Merger. Discussions have therefore been held with CSC by iSOFT and IBA. CSC has indicated that, for its consent to be forthcoming at completion of the Merger, CSC will need to be statisfied that the acquisition by IBA will enhance the ability of iSOFT to deliver under NPfIT. These discussions are continuing. CSC will also require CfH to provide an equivalent consent and IBA to provide a parent company guarantee in the form of the existing guarantee from iSOFT (which IBA has agreed to provide). If the CSC consent is not obtained, IBA will seek the permission of the Takeover Panel to invoke the condition and lapse the Merger. There is a risk that the Takeover Panel will not permit it to invoke the condition. In that event, IBA would have to proceed with the Merger without a condition to the underwriting of the Conditional Placement or a condition to drawdown under the New Debt Facilities being satisfied, in circumstances where the Underwriter would likely have the right to terminate its obligations to underwrite the Rights Issue and with CSC being able to terminate the CSC Contract. Such circumstances would have a materially adverse effect on the financial performance of the Enlarged Group. Following discussions with its advisers, the IBA Board considers that there is a reasonable basis to believe that IBA will be permitted to invoke the condition and withdraw the Merger in those circumstances.

6.2.5. Integration risks

IBA may not be able to successfully integrate its operations with those of iSOFT in a timely manner or to realise over time the full cost savings that IBA anticipates. In particular, while the IBA Board is confident that the tax losses identified by IBA will be fully available to the Enlarged Group there is no certainty that this will be the case (refer Section 5.2.4.4).

The acquisition of iSOFT involves the integration of businesses that have previously operated independently, which will involve, among other things, integrating technology platforms, integrating personnel with diverse business backgrounds and combining different corporate and workplace policies, procedures and cultures.

The process of integrating operations could, among other things, divert management's attention from the activities of one or more businesses, as well as interrupt business momentum, and could result in a loss of key personnel, any of which could have an adverse effect on the Enlarged Group's business, results of operations or financial condition.

6.2.6. HSE Contract

iSOFT has contracted to supply health information systems to the Health Services Executive ("HSE") in Ireland over the period to 2015, with a contract value of €56 million. To date, implementation of these systems is in accordance with the operational plans. Within the contract, however, iSOFT contracted to provide a letter of credit if the net assets shown in the consolidated accounts of iSOFT were less than €75 million and to maintain professional indemnity insurance cover at levels not currently available to iSOFT in the insurance markets. Following iSOFT's change in accounting policy, its consolidated net assets under the new accounting policies fell below this amount. Additionally, iSOFT contracted to make available certain software functionality which will not now be available in the timescales contracted. iSOFT and the customer are engaged in constructive discussions to resolve these matters. However, were agreement not to be reached, the remedies for such breaches in contract could include termination of the contract and damages. Depending on when the agreement is terminated and the circumstances of that termination (eg whether termination is for cause or not for cause) IBA may, in addition to damages for breach, be liable to repay revenue it has received under the contract and HSE may have a perpetual right to use the software provided under the agreement without having to pay licence fees. The remainder of the HSE programme is proceeding satisfactorily.

6.2.7. Change of control

A number of iSOFT's customer contracts contain change of control provisions which would allow those customers to terminate those contracts upon implementation of the Merger. While these contracts (other than the CSC Contract) are not individually material to the business of the Enlarged Group, if a substantial number of these contracts were terminated it would be likely to have a material adverse effect on the Enlarged Group's financial performance. IBA does not believe that it is likely that a substantial number of customer contracts will be terminated.

6.2.8. Capitalisation of Enlarged Group

IBA believes that the Enlarged Group needs to be recapitalised with debt and equity to support its future plans. The proceeds of the New Debt Facilities, the Conditional Placement and the Rights Issue are intended to meet these funding requirements. IBA is confident that these sources of funds will be sufficient to fund the Enlarged Group, and provides a sound basis for the future growth of the Enlarged Group. However, if future cash flows are lower than expected or the working capital requirements are larger than anticipated, there is a risk that additional financing may be necessary. There is also a risk that the Merger may proceed but that conditions to the underwriting of the Rights Issue or the conditions to draw down under the New Debt Facilities are not satisfied. In these events, IBA would need to find alternate sources of debt and / or equity to fund the Enlarged Group. The availability or terms associated with any future financing requirements cannot be determined with certainty.

6.2.9. Competition

Both IBA and iSOFT have existing businesses in a number of common markets (such as Malaysia,

Australia and New Zealand). There is a risk that a relevant regulator could take action in their jurisdiction in relation to the Merger. Such action could, amongst other things, require businesses to be sold, or undertakings to be given, which would restrict the operations of the Enlarged Group in the relevant market or involve the imposition of fines. IBA believes that these issues can be managed post announcement of the Merger.

6.2.10. Reliance on key contracts by iSOFT

iSOFT's largest customer contract is the CSC Contract (which is described in more detail in Sections 4.4.3 and 9.6), in relation to NPfIT. The CSC Contract contributed approximately 20% to iSOFT total revenue in the year to 30 April 2006. If CSC were to terminate the CSC Contract, this would have a major detrimental effect on the Enlarged Group's business and revenues. The term of the CSC Contract expires in 2016. CSC is entitled to terminate the contract prior to that date if an "event of default" occurs, which includes the insolvency of iSOFT, failure to achieve agreed milestones under the contract, default by iSOFT under the contract (including iSOFT ceasing to provide all or a substantial part of the services in accordance with the contract) and a change in control of iSOFT or any company which controls iSOFT without CSC's consent. Further details of these events of default are set out in Section 9.6.

IBA has had several discussions with CSC during the negotiations for the Merger regarding, among other things, the Enlarged Group's commitment to the CSC Contract and performance of iSOFT's obligations under the CSC Contract post completion of the Merger.

If the NHS were to materially delay the implementation of NPfIT, this would be likely to have a material adverse effect on the Enlarged Group's financial performance.

6.2.11. Consequence of delay in achieving of milestones under the CSC Contract

Delay in achievement of milestones under the CSC Contract would potentially result in delays in revenues and consequently this would have a significant adverse effect on the financial condition of iSOFT and the Enlarged Group as a whole.

Further, the Secretary of State for Health and CSC are given rights to "step-in" when certain events occur including events of default or delays in achieving a milestone that were caused by iSOFT (see Section 9.6 for more information about these rights). In the event that the step-in rights are exercised, iSOFT will lose the ability to control the provision of the services, and CSC is able to offset its costs against the amounts that would otherwise be payable to iSOFT. This may result in a considerable increase in costs incurred and/or revenue lost by iSOFT in connection with the contract. However, iSOFT will still conduct and be compensated for its software development work under the CSC Contract for NPfIT. Further, the step-in rights provide CSC (or the Authority) with management rights only in relation to NPfIT: they do not provide CSC (or the Authority) with any ownership rights in respect of the software being developed for NPfIT.

6.2.12. UK pension arrangements

iSOFT's UK defined benefit pension plan (the "SMS Staff Benefits Plan") was in deficit on an IAS 19 basis as at 31 October 2006. The size of the deficit depends on the relevant assumptions used in performing the applicable actuarial calculations. An increase in the level of deficit could impact on the Enlarged Group's profits (as under relevant accounting policies charges relating to financing pension deficits are recorded in a company's profit and loss statement) and result in an increase in contributions. IBA has reached agreement with the pension trustees of the SMS Staff Benefits Plan to close the SMS Staff Benefits Plan to the accrual of future service benefits, subject to formal consultation with employees, and to procure that iSOFT pays £2 million per year for 10 years to reduce the deficit. IBA has agreed to guarantee these payments by iSOFT.

6.3. Risks common to both IBA and iSOFT

6.3.1. Market position

IBA and iSOFT each faces a variety of competitors in the markets where their products and services are sold. It may be possible for competitors to exert pressure on IBA and/or iSOFT through competitive pricing strategies. The ability of a current or new competitor to have such an impact in these markets could adversely impact on the financial performance of IBA and/or iSOFT.

IBA and the Enlarged Group will seek to ensure that its products and services remain competitive against alternate providers. However, there can be no guarantee that IBA's efforts to maintain and increase relevant market shares will be successful.

6.3.2. Operational risk and costs

IBA and iSOFT are both exposed to operational risks, including risks arising from process error, fraud, system failure, errors or viruses in software, incorrect installation of their respective systems with customers, failure of security and physical protection systems, customer services, staff skills and performance, product development and maintenance and inability to achieve revenue and operating cost forecasts. Operational risks have the potential to have a material adverse effect on the financial performance (as well as the reputation) of IBA and iSOFT's current and future businesses operating results and financial condition.

LORENZO will form the basis of the Enlarged Group's next generation product suite. If there are delays in the development of LORENZO this could have a material adverse effect on the Enlarged Group's financial performance.

Both IBA and iSOFT endeavour, and will continue to endeavour, to take appropriate action or obtain appropriate insurance to mitigate these risks. However, certain residual risk will remain.

6.3.3. Reliance on key personnel

The operating and financial performance of each of IBA and iSOFT is dependent on its ability to retain key personnel (including directors, senior management and key product development personnel). Whilst every effort is made to retain key personnel, there can be no assurance that there will not be a detrimental impact on operations and performance if a number of these key people were to cease their employment with either company (particularly if replacements cannot be recruited for the key personnel and contractors within a short timeframe) or on acceptable terms.

However, the reliance on key personnel has been mitigated to a certain extent, by ensuring greater depth in the management team, including through the combination of IBA and iSOFT's management expertise as a result of the Merger.

6.3.4. Regulatory issues and changes in law

Each of IBA and iSOFT is subject to the usual business risk that there may be changes in laws (including tax laws) that have an adverse impact on its financial performance (such as by directly reducing income or increasing costs). In particular, iSOFT could be affected by changes in policy in relation to the National Health Service in the UK. In addition, IBA and iSOFT are subject to regulatory reviews and audits from time to time.

6.3.5. Litigation

It is common for companies to be exposed to a number of litigation risks, which include (but are not limited to) professional liability claims, customer claims, occupational health and safety claims and industrial action. Given the nature of the business of IBA and iSOFT, material breaches of customer contracts could give rise to substantial liabilities. IBA is currently not a party to any material litigation. Please refer to Section 9.8 regarding details of the litigation in which iSOFT is currently involved.

6.3.6. Intellectual property

IBA and iSOFT's businesses depend, in part, on their respective ability to develop products and control the commercial exploitation of their respective software. There can be no guarantee that either IBA or iSOFT will be as successful in these areas in the future. In particular their respective financial performance may be adversely affected if third parties are able to commercially exploit their respective software without payment of a commercial return to IBA or iSOFT or are able to independently develop similar technology more quickly.

6.4. General risks

6.4.1. General Investment

There are risks associated with any investment in equity securities, generally. Investors should recognise that the trading price of Shares may fall as well as rise with movements in the equity capital markets in Australia and internationally.

It should be noted that there is no guarantee that the New Shares will trade at or above the Issue Price or that any New Shares will be sold at a premium above the Issue Price.

6.4.2. General economic conditions

A number of factors outside the control of IBA may impact significantly on IBA, its operating and financial performance and the price of its Shares, including:

- economic conditions in Australia and internationally;
- general movements in the local and international stock markets;
- investor sentiment;
- changes in interest rates, exchange rates and the rate of inflation;
- changes in fiscal, monetary and regulatory policies; and
- international hostilities.

Prolonged deterioration in general economic conditions, including an increase in interest rates or decrease in consumer and business demand, could be expected ultimately to have an adverse impact on IBA and the Enlarged Group's operating and financial performance. This impact might not be immediate.

6.5. Other risks

The above list of risk factors ought not to be taken as exhaustive of the risks faced by IBA and its Shareholders. The above risks, and others not specifically referred to above, may in the future materially affect the financial performance of IBA and the value of New Shares offered under this Prospectus. Therefore, no assurances or guarantees of future profitability, distributions, payment of dividends, returns of capital or performance of IBA or its Shares can be provided by IBA.

Section 7: Board of Directors and Group Executives

Figure 7.1: Proposed management structure of the Enlarged Group


Deputy Chairman
John Weston
Executive Chairman
Gary Cohen
IBA
iSOFT
Group MD
Bill Henry
Group MD
Steve Garrington
CFO
Gordon Mackay
CIO
Brian Cohen

7.1. Proposed management structure of the Enlarged Group

IBA attaches great value to the skills and experience of the existing management and employees of iSOFT. IBA considers that the existing management and employees of iSOFT will be integral to the success of the Enlarged Group. Accordingly, IBA expects that they will continue to play a significant role in the business following completion of the Merger.

The combination of IBA and iSOFT will unite two experienced management teams with complementary skills that have a proven track record in the healthcare IT market. Gary Cohen, currently Executive Chairman of IBA, will retain the same position in the Enlarged Group. John Weston, currently Chairman and acting Chief Executive Officer of iSOFT, will join the board of directors of the Enlarged Group as Deputy Chairman. Steve Garrington, currently Chief Executive Officer of IBA, will become joint Group Managing Director. Bill Henry, currently Chief Operating Officer of iSOFT, will join the IBA Board and will also become joint Group Managing Director. His role will include overall responsibility for the development of LORENZO and for the Enlarged Group's position in NPfIT.

7.2. Board of Directors

7.2.1. IBA Board Members

Gary M Cohen
Executive Chairman
BCom LLB LLM (Hons)

Gary Cohen was appointed Executive Chairman of IBA in September 1999. Mr Cohen was a leading legal practitioner at and formerly a principal of Allco Finance Group Limited. Mr Cohen has extensive expertise in the IT industry. Mr Cohen is also a director of Tag Pacific Limited.

Stephen J Garrington
Group Managing Director and Executive Director

Stephen Garrington was appointed Chief Executive Officer of IBA in June 2004 and has been a Director of IBA since August 2004. Mr Garrington was formerly Chief Executive Officer of Torex Health, a division of Torex plc. Mr Garrington has over 20 years experience in health information systems in a number of international markets.

Anthony G Sherlock
Non-Executive Director
BEC FCA

Anthony Sherlock was appointed a Director of IBA in February 2000. Mr Sherlock is a former senior partner of Coopers & Lybrand (now PricewaterhouseCoopers), with over 25 years experience in providing strategic advice to companies in a variety of industries. Mr Sherlock has recently been involved in a number of specific projects for both the Federal and State Governments. Mr Sherlock is also Chairman of Equatorial Mining Ltd as well as a director of Sydney Attractions Limited (formerly Sydney Aquarium Limited), Stockland Funds Management Limited and Export Finance Insurance Corporation Limited.

Peter H Wise
Non-Executive Director
DipID

Peter Wise was appointed a director of IBA in September 1999. Mr Wise is Chairman of Tag Pacific Limited, which is an investment company with active interests in a number of sectors (including technology, power electronics and building components). In addition to directorships within the Tag Pacific Group, Mr Wise has been actively involved in a number of Australian and New Zealand industries and business sectors for over 30 years. Mr Wise is a director of Unique World Group Pty Limited.

Claire L Jackson
Non-Executive Director
MBBS (Uni of QLD) MPH (UQ) CertHEcon (Monash) GradCert Management (QUT) FRACGP GAICD

Professor Claire Jackson was appointed a director of IBA in November 2004.

Professor Jackson is Professor of General Practice at the University of QLD and Director of the Mater Centre for Integrated Healthcare and General Practice. Professor Jackson has been a member of the Royal Australian College of General Practitioner's (RACGP) Federal Council and Chair of the RACGP in 2002 and 2003 during a period of significant restructure. Professor Jackson was a member of Healthconnect Steering Committee in Brisbane South and has a long history of policy advice regarding healthcare reform to both state and national governments. Professor Jackson is the immediate past chair of the RACGP QLD Faculty and is a practicing GP with over 20 years experience in the delivery of primary care, general practice and primary health education.

Amrit Chopra
Non-Executive Director

Amrit Chopra, the founding shareholder, Chief Executive Officer and Vice Chairman of MEDICOM, has over 30 years of management experience, mostly in the IT industry with companies such as IBM. Mr Chopra was Chief Executive Officer of IBA, Middle East and an Executive Director of IBA from December 2005 to June 2006 and became a Non-Executive Director of IBA in June 2006.

7.2.2. Proposed IBA Board Members

John Weston
Deputy Chairman
MA(Eng) Cantab, CBE, FRAEng, FRAeS, FRSA

John Weston was Chief Executive Officer of BAE Systems plc from 1998 to 2002. Mr Weston joined the British Aircraft Corporation (which became British Aerospace) in 1970 and held a range of senior management appointments over his 32 years in the aerospace and defence business, including in fields such as electronics, software, aircraft, guided weapons, heavy engineering, service provision and construction. Mr Weston was Non-Executive Chairman of Spirent Communications Plc from November 2002 to December 2006.

Mr Weston is also Chairman of Acra Controls, a small Dublin-based company, a manufacturer of flight test instrumentation, Chairman of Insensys, a manufacturer of optical strain and temperature measuring equipment, and Chairman of Learndirect – the University for Industry. Mr Weston was awarded the CBE in 1993, is a member of the President's Committee of the CBI, Chairman of the European Group of the CBI, a lifetime Vice President of the Royal United Services Institute, a Fellow of the Royal Academy of Engineering, a Fellow of the Royal Aeronautical Society, a Fellow of the Royal Society for Science, Arts and Commerce, a Companion of the Institute of Management and a Freeman of the City of London.

Bill Henry

Group Managing Director and
Executive Director
BA(Quantative Economics), MBA(Wharton)

Bill Henry joined iSOFT in June 2006 as Chief Operating Officer and was appointed to the board of directors of iSOFT in January 2007. Mr Henry was previously Chief Executive Officer of Star Technology Services, a division of MessageLabs Group, a leading provider of messaging security services.

From 2000 until 2004, Mr Henry worked at PeopleSoft where he was part of the executive team that turned the US services business around and helped to reorganise and refocus its US activities. From 2001, Mr Henry led a similar transformation process in Europe, bringing together PeopleSoft's disparate European businesses into a single, integrated unit and establishing offshore development and support operations in India.

7.3. IBA – Key management personnel

In addition to the Board, the following persons are key management personnel of IBA:

Gordon Mackay
Chief Financial Officer
BCom

Gordon Mackay was appointed Chief Financial Officer and Company Secretary of IBA in January 2006. Mr Mackay obtained his Bachelor of Commerce Degree from Edinburgh University and is a Member of the Institute of Chartered Accountants of Scotland. Mr Mackay previously held a number of positions within the Finance Departments of IT companies in the United Kingdom and Ireland. Prior to moving to Australia, Mr Mackay gained experience at director level within the European healthcare IT industry.

Brian Cohen
Chief Technology Officer
Bsc PhD (Computer Science)

Dr Brian Cohen was appointed Chief Technology Officer of IBA in September 1999, following the acquisition by IBA of SW International Systems Pte Ltd ("SWi") . Dr Cohen was the founder and Managing Director of SWi. Dr Cohen has more than 24 years experience in developing systems for the healthcare market in Australia, Asia and other markets.

Section 8: Investigating Accountant's Report

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
Securities Ltd
ACN 003 311 617
ABN 54 003 311 617
Holder of Australian Financial
Services Licence No 244572

Darling Park Tower 2
201 Sussex Street
GPO BOX 2650
SYDNEY NSW 1171
DX 77 Sydney
Australia
www.pwc.com/au
Telephone +61 2 8266 0000
Facsimile +61 2 8266 9999

The Directors
IBA Health Limited
Darling Park Tower 1
Level 8, 201 Sussex Street
Sydney NSW 2000

16 May 2007

Dear Directors

Investigating Accountant's Report

We have prepared this report for IBA Health Limited ("IBA" or the Company) for inclusion in a Prospectus dated on or about 16 May 2007 (the Prospectus) relating to the proposed renounceable rights issue of New Shares in the Company.

Expressions defined in the Prospectus have the same meaning in this report.

The nature of this Report is such that it should be given by an entity which holds an Australian Financial Services licence under the Corporations Act 2001 (Cwlth). PricewaterhouseCoopers Securities Ltd is wholly owned by PricewaterhouseCoopers and holds the appropriate Australian Financial Services licence.

Background

On 16 May 2007, IBA announced that it had agreed to merge with iSOFT (the "Merger"). The funds raised under this Prospectus will form part of the new capital structure of the Enlarged Group. As described in Section 1.10, the Merger is conditional on, amongst other conditions, iSOFT shareholder approval. The implications to shareholders and the treatment of funds raised under this Prospectus if the Merger does not proceed are also set out in Section 1.10.

Scope

You have requested PricewaterhouseCoopers Securities Ltd to prepare an Investigating Accountant's Report (the Report) covering the following information contained in the Prospectus:

- the reviewed balance sheet of IBA at 31 December 2006;
- the reviewed balance sheet of iSOFT at 31 October 2006; and
- the pro forma balance sheet of the Enlarged Group as at 31 December 2006.
  (collectively the "Historical Financial Information").

This Report has been prepared for inclusion in the Prospectus. We disclaim any assumption of responsibility for any reliance on this Report or on the Historical Financial Information to which it relates for any purposes other than for which it was prepared.

PRICEWATERHOUSECOOPERS

The Directors

16 May 2007

Scope of review of the Pro forma Historical Financial Information

The Historical Financial Information is set out in Section 5.4.4 of the Prospectus. The balance sheet of IBA has been extracted from the unaudited Half Yearly Report of the Company for the half year ended 31 December 2006, which was reviewed by PKF and upon which it issued an unqualified review opinion.

The balance sheet of iSOFT Group plc has been extracted from its unaudited 2007 Interim Report and Accounts for the six month period ended 31 October 2006. This was reviewed by its auditor who were unable to determine (on the basis of their review) whether any material modifications should be made to the financial information as presented in the 2007 Interim Report and Accounts. The matters raised by iSOFT's auditors in their 31 October 2006 review opinion are set out in Section 9.7.

The pro forma balance sheet incorporates such adjustments (including the impact of the Merger) as the Directors considered necessary to reflect the operations of the Enlarged Group going forward. The Directors are responsible for the preparation of the Historical Financial Information, including determination of the adjustments.

We have conducted our review of the Historical Financial Information in accordance with Australian Auditing Standard AUS 902 "Review of Financial Reports". We made such inquiries and performed such procedures as we, in our professional judgement, considered reasonable in the circumstances including:

- a review of work papers, accounting records and other documents of IBA and iSOFT
- a review of the assumptions used to compile the pro forma balance sheet set out in Section 5.4.4 of the Prospectus
- a comparison of consistency in application of the recognition and measurement principles in Accounting Standards and other mandatory professional reporting requirements in Australia, and the accounting policies adopted by the Company disclosed in the Company's Annual Report and Accounts for the year ended 30 June 2006, and
- enquiry of directors, management and others.

These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance provided is less than given in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

PRICEWATERHOUSECOOPERS

The Directors

16 May 2007

Limitation of scope of Historical Financial Information

The Historical Financial Information relating to iSOFT has been extracted from its unaudited 2007 Interim Report and Accounts for the six month period ended 31 October 2006. As described above, the auditor of iSOFT was unable to determine whether any material modifications were required to these financial statements. The risks related to the iSOFT accounts are set out in Sections 5 and 6. We are unable to make any statement in regards to the iSOFT balance sheet, apart from confirming that it has been correctly extracted from the unaudited, but reviewed iSOFT 2007 Interim Report and Accounts for the six months ended 31 October 2006.

As described in Section 5.4.4 of the Prospectus, it has not been possible for IBA to identify and reliably measure the value of the intangible assets that will be acquired. The fair value of net liabilities of iSOFT have also been assumed to equal their book value. The actual goodwill that arises on acquisition will depend on the actual assets and liabilities of iSOFT on the Completion Date and IBA's assessment of their fair value. This assessment may cause the total value of goodwill to change from that estimated in the pro forma balance sheet.

Review statement on the Pro forma Historical Financial Information

Except for the limitations of scope referred to above, and the effects of such adjustments, if any, that may have been required had the limitation not existed, based on our review, which is not an audit, nothing has come to our attention which causes us to believe that:

- the pro forma balance sheet has not been properly prepared on the basis of the pro forma transactions;
- the pro forma transactions do not form a reasonable basis for the pro forma balance sheet; and
- the pro forma and historical balance sheet of the Company has not been fairly presented

in accordance with the recognition and measurement principles prescribed in Accounting Standards and other mandatory professional reporting requirements in Australia, and accounting policies adopted by the Company in its Annual Report and Accounts for the year ended 30 June 2006.

Subsequent events

Apart from the matters dealt with in this Report, and having regard to the scope of our Report, to the best of our knowledge and belief no material transactions or events outside of the ordinary business of the Company have come to our attention that would require comment on, or adjustment to, the information referred to in our Report or that would cause such information to be misleading or deceptive.

PRICEWATERHOUSECOOPERS

The Directors

16 May 2007

Independence or Disclosure of Interest

PricewaterhouseCoopers Securities Ltd does not have any interest in the outcome of this issue other than the preparation of this Report for which normal professional fees will be received.

Financial Services Guide

We have included our Financial Services Guide as Appendix A to our Report. The Financial Services Guide is designed to assists retail clients in their use of any general financial product advice in our Report.

Yours faithfully

Glen Hadlow
Authorised Representative
PricewaterhouseCoopers Securities Ltd

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
Securities Ltd
ACN 003 311 617
ABN 54 003 311 617
Holder of Australian Financial
Services Licence No 244572

Darling Park Tower 2
201 Sussex Street
GPO BOX 2650
SYDNEY NSW 1171
DX 77 Sydney
Australia
www.pwc.com/au
Telephone +61 2 8266 0000
Facsimile +61 2 8266 9999

Appendix A
PricewaterhouseCoopers Securities Ltd
Financial Services Guide

This Financial Services Guide is dated 16 May 2007

1. About us

PricewaterhouseCoopers Securities Ltd (ABN 54 003 311 617, Australian Financial Services Licence no 244572) ("PwC Securities") has been engaged by IBA Health Limited ("IBA") to provide a report in the form of an Investigating Accountant's Report in relation to the Pro forma combined historical balance sheet (the "Report") for inclusion in the prospectus dated on or about 16 May 2007.

You have not engaged us directly but have been provided with a copy of the Report as a retail client because of your connection to the matters set out in the Report.

2. This Financial Services Guide

This Financial Services Guide ("FSG") is designed to assist retail clients in their use of any general financial product advice contained in the Report. This FSG contains information about PwC Securities generally, the financial services we are licensed to provide, the remuneration we may receive in connection with the preparation of the Report, and how complaints against us will be dealt with.

3. Financial services we are licensed to provide

Our Australian financial services licence allows us to provide a broad range of services, including providing financial product advice in relation to various financial products such as securities, interests in managed investment schemes, derivatives, superannuation products, foreign exchange contracts, insurance products, life products, managed investment schemes, government debentures, stocks or bonds, and deposit products.

4. General financial product advice

The Report contains only general financial product advice. It was prepared without taking into account your personal objectives, financial situation or needs.

You should consider your own objectives, financial situation and needs when assessing the suitability of the Report to your situation. You may wish to obtain personal financial product advice from the holder of an Australian Financial Services Licence to assist you in this assessment.

5. Fees, commissions and other benefits we may receive

PwC Securities charges fees to produce reports, including this Report. These fees are negotiated and agreed with the entity who engages PwC Securities to provide a report. Fees are charged on an hourly basis or as a fixed amount depending on the terms of the agreement with the person who engages us. In the preparation of this Report our fees are based on the time expended by the various personnel engaged on the assignment. Refer to Section 9.9 where those fees are disclosed.

Directors or employees of PwC Securities, PricewaterhouseCoopers, or other associated entities, may receive partnership distributions, salary or wages from PricewaterhouseCoopers.

6. Associations with issuers of financial products

PwC Securities and its authorised representatives, employees and associates may from time to time have relationships with the issuers of financial products. For example, PricewaterhouseCoopers may be the auditor of, or provide financial services to, the issuer of a financial product and PwC Securities may provide financial services to the issuer of a financial product in the ordinary course of its business.

PricewaterhouseCoopers is not the auditor or taxation advisor to IBA.

7. Complaints

If you have a complaint, please raise it with us first, using the contact details listed below. We will endeavour to satisfactorily resolve your complaint in a timely manner. In addition, a copy of our internal complaints handling procedure is available upon request.

If we are not able to resolve your complaint to your satisfaction within 45 days of your written notification, you are entitled to have your matter referred to the Financial Industry Complaints Service ("FICS"), an external complaints resolution service. You will not be charged for using the FICS service.

8. Contact Details

PwC Securities can be contacted by sending a letter to the following address:

Glen Hadlow
201 Sussex Street, Sydney NSW 2000

Section 9: Additional information

9.1. Nature of Prospectus

This Prospectus is issued under section 713 of the Corporations Act using the transaction specific content rules for offers of continuously quoted securities. Section 713 of the Corporations Act permits the use of such a transaction specific prospectus in relation to issues of securities where those securities are in a class which has been continuously quoted for 12 months before the date of the prospectus.

9.2. Merger

The Merger involves IBA (through a wholly owned subsidiary) acquiring all of the issued and to be issued ordinary share capital of iSOFT, and will be effected by means of a scheme of arrangement between iSOFT and its shareholders under section 425 of the UK Companies Act 1985.

9.2.1. Overview of the structure of the Scheme

The Scheme procedure involves an application by iSOFT to the Court to sanction the Scheme and to confirm the cancellation of all iSOFT Shares, in consideration for which the IBA Consideration Shares will be issued to iSOFT Shareholders on the register at the Scheme record time. The cancellation and the subsequent issue of iSOFT Shares to IBA's wholly owned subsidiary will result in iSOFT becoming a wholly owned subsidiary of IBA.

To become effective, the Scheme requires, amongst other things:

- the approval by a majority in number of the iSOFT Shareholders who vote representing at least 75% in value of all iSOFT Shares held by such iSOFT Shareholders voted, either in person or by proxy, at the Scheme Meeting;
- the passing by iSOFT Shareholders of a special resolution necessary to implement the Scheme at the iSOFT EGM (which requires a majority representing at least 75% of the votes attaching to the iSOFT Shares voted); and
- Court Approval.

The Scheme will only become effective upon the registration of the Court order confirming the Capital Reduction by the Registrar of the UK's Companies House. This is currently expected to occur on 30 July 2007. Upon the Scheme becoming effective, it will be binding on all iSOFT Shareholders, irrespective of whether or not they attend or vote at the Court Meeting or iSOFT EGM.

IBA reserves the right to implement the Merger by way of a takeover offer in accordance with part 28 of the UK Companies Act 2006.

9.2.2. Conditions

The Scheme is conditional, amongst other things, upon:

- the Scheme becoming effective by not later than 13 August 2007 or such later date as iSOFT and IBA may agree (with, where applicable, the consent of the Takeover Panel) and (if required) the Court may approve, failing which the Scheme will lapse;
- the approval by a majority in number of the iSOFT Shareholders who vote representing at least 75% in value of all iSOFT Shares held by such iSOFT Shareholders voted, either in person or by proxy, at the Scheme Meeting;
- the passing by iSOFT Shareholders of a special resolution necessary to implement the Scheme at the iSOFT EGM (which requires a majority representing at least 75% of the votes attaching to the iSOFT Shares voted);
- the sanction of the Scheme and subsequent confirmation of the Capital Reduction by the Court (in either case, with or without modification on terms agreed by IBA and iSOFT) and the delivery of office copies of the relevant court orders to the registrar of Companies House in England and Wales and, in the case of the Capital Reduction, the registration of such court order;
- the approval by ASX of the quotation on the Australian Securities Exchange of the Shares to be issued pursuant to the Merger, the Placement Shares to be issued pursuant to the Conditional Placement and the New Shares to be issued pursuant to the Rights Issue;
- the receipt from CSC of all consents and approvals required by iSOFT plc under the CSC Contract; and
- the certain further conditions which are not otherwise identified above being satisfied or waived.

A full list of the further conditions to which the Scheme is subject is set out in Appendix I of the Announcement.

9.2.3. Implementation Agreement

IBA and iSOFT have entered into an Implementation Agreement, which sets out the terms on which they will implement the Scheme.

Inducement Fee

Under the Implementation Agreement, iSOFT agrees to pay IBA a fee equal to £1,397,137 (A$3,325,186) being 1% of the value of the aggregate consideration being offered for iSOFT Shares by IBA under the Scheme, based on the closing prices of the Shares on 4 May 2007, the last day before the ASX granted a trading halt for the purpose of allowing IBA to undertake an equity fundraising, the issued share capital of iSOFT having been fully diluted in respect of convertibles, options and other rights to subscribe for such shares which are "in the money" at the relevant offer price and such convertibles, options and subscription rights having been ascribed their "see through" value at such offer price (such fee being inclusive of value added tax) (the "Inducement Fee"), if, after the Merger is announced:

- the Merger lapses or is withdrawn and, before the lapse or withdrawal, a competing offer for iSOFT has been announced, and such competing offer or any other competing offer subsequently becomes or is declared unconditional as to acceptances or is otherwise completed or implemented; or
- any director of iSOFT withdraws, qualifies or modifies his recommendation of the Merger in a manner adverse to IBA (other than by reason of a material failure of IBA to comply with its obligations under the City Code on Takeovers and Mergers); or
- the requisite majorities of iSOFT shareholders fail to vote in favour of the resolutions at the Court Meeting or iSOFT EGM; or
- the Merger lapses or is withdrawn because CSC does not provide all consents and approvals required by iSOFT plc under the CSC Contract.

For the purposes of the above, a "competing offer" includes any takeover or merger transaction in relation to more than 50% of the issued share capital, more than 50% of the assets or more than 50% of the assets and liabilities, of iSOFT, however effected, including a reverse takeover, scheme of arrangement or dual holding company transaction, made by a party which is not an associate of or acting in concert with IBA.

Conduct of business

Under the Implementation Agreement iSOFT has undertaken that, unless required by law, pursuant to an ongoing contractual commitment, or with IBA's prior written approval, it will not (and will procure that iSOFT Group members do not), prior to the effective date of the Scheme or (if earlier) the date on which the Implementation Agreement is terminated:

- carry on business other than in the ordinary and usual course;
- make (or agree to make) any payment outside the ordinary course of trading;
- amend, terminate or consent to a waiver of rights under the CSC Contract, the ESA Agreement or the HSE Agreement;
- enter into the CSC Definitive Agreement; or
- terminate the appointment or employment of Paul Richards or Chris Tackaberry (except for serious misconduct) without in each case first consulting with, and having regard to, IBA's recommendations.

Other than contemplated by the terms of the Merger or Implementation Agreement, iSOFT has undertaken that it will not (and will procure that iSOFT Group members do not), prior to the effective date of the Scheme or (if earlier) the date on which the Implementation Agreement is terminated:

- amend the memorandum or articles of association of any iSOFT Group member;
- propose, recommend or pay any bonus issue, dividend or other distribution (cash or otherwise) other than dividends paid by a wholly owned subsidiary of iSOFT to iSOFT or any of its other wholly owned subsidiaries;
- amend any of the iSOFT share schemes;
- subject to the iSOFT directors' fiduciary duties, take any step which is reasonably likely to prevent or delay satisfaction of the Scheme conditions;
- alter the share capital of any iSOFT Group member or grant any options or rights over any iSOFT share capital, except for existing share options and share awards obligations;
- subject to the iSOFT directors' fiduciary duties, do anything requiring shareholder approval in general meeting or Panel consent under Rule 21 of the City Code on Takeovers and Mergers, (other than in respect of the Scheme);
- amend or (except for serious misconduct) terminate the employment arrangements with any non-executive directors of iSOFT or any of John Weston, Bill Henry, Gavin James, Teifon Hill, Peter Hermann, Wim Botermans, Katrina Diaz Solaz, Nigel Lutton, David Roberts, Ajay Vasudeva, Selina Tipping and Tommy Soh, or any of their successors in their respective roles;
- improve the terms of the service agreements of, or other arrangements with, Paul Richards or Chris Tackaberry or their successors in their respective roles; or
- vary, amend or consent to a waiver of rights under any of the terms of the CSC Agreement or vary any of the proposed terms of the CSC Definitive Agreement

previously notified to IBA which relate to delivery dates, payment dates, penalties, delayed payments or any other terms of the CSC Agreement or the CSC Definitive Agreement which might reasonably be expected to have a material adverse effect on IBA's financial model developed for the purposes of the Merger,

without in any such case the prior approval of IBA, such approval not to be unreasonably withheld or delayed.

Prior to the effective date of the Scheme or (if earlier) the date on which the Implementation Agreement is terminated, subject to any applicable duties of confidentiality and to the extent possible without prejudicing the existence of legal privilege (if applicable), iSOFT shall (and shall procure that each member of the iSOFT Group shall), keep IBA regularly informed of the progress of and of any material developments in relation to:

- the performance of the obligations of iSOFT pursuant to the CSC Agreement, the ESA Agreement and the HSE Agreement (including, if applicable, progress in relation to the achievement of any contractual targets or milestones), the operation of such agreements and the relations between iSOFT and its counter-parties to such agreements (including iSOFT becoming aware that any such counter-parties were contemplating exercising any contractual or other remedy for breach of such agreements by iSOFT or another member of the iSOFT Group);
- the proceedings in the Supreme Court of Queensland, Brisbane Registry (Proceedings No. BS9769/06) between the Australian Church in Australia Property Trust in Australia (Q) and iSOFT Australia Pty Limited;
- the civil proceedings under case number CIV-2006-404-007881 filed in the High Court at Auckland by I-Health Limited as plaintiff against I-Soft NZ Limited and iSoft Australia Pty Limited as first and second respondents respectively;
- the investigation commenced by the Financial Services Authority into alleged irregularities affecting iSOFT's accounts for the financial years ended 30 April 2004 and 30 April 2005;

and in each case, shall consult with IBA in relation to any action or step it proposes to take as a result of any such developments and have due regard to the recommendations made by IBA as a result of such consultation.

Termination

The obligations of IBA and iSOFT to implement the Scheme and complete the Merger may be terminated at any time prior to 11.59 p.m. on the date on which the Court holds a hearing to approve the Scheme:

- by mutual written consent of IBA or a wholly owned subsidiary of IBA and iSOFT;
- by either IBA or iSOFT if the iSOFT Shareholder Approval is not obtained at the Scheme Meeting and the Capital Reduction is not approved at the iSOFT EGM;
- by IBA:
  - in the event of failure of any of the conditions to the Scheme outlined in Section 9.2.2 above or if the Court does not sanction the Scheme;
  - if iSOFT enters into any agreement with respect to, or makes any public statement approving or endorsing, any alternative acquisition proposal (as defined in the Implementation Agreement); or
  - if iSOFT is in material breach of the Implementation Agreement;
- by iSOFT:
  - if IBA is in material breach of the Implementation Agreement; or
  - if it is announced by, or on behalf of, iSOFT that the board of directors of iSOFT has determined not to give, or to withdraw or to modify, its recommendation of the Merger and the Scheme,

provided that neither IBA nor iSOFT may terminate if they are required or IBA is required by the Takeover Panel to proceed with the Merger.

The obligations of the parties to implement the Scheme and complete the Merger will also terminate if the Scheme does not become effective prior to the date that is 6 months after the date of the Implementation Agreement (or such later date as IBA and iSOFT, with the consent of the Takeover Panel, agree in writing).

Waivers and Indemnities

IBA waives any claim that it has or may have against any iSOFT director in connection with:

- any negligence, default, breach of duty or breach of trust by the director in relation to a member of the iSOFT Group; or
- the exercise or purported exercise of the director's duties or powers or otherwise in connection with the director's duties, powers or office with the iSOFT Group in any period prior to the earlier of the date on which the Merger becomes effective or the date on which the Implementation Agreement is terminated.

IBA indemnifies each iSOFT director against any loss or liability suffered or incurred in connection with the Rights Issue (including any prospectus distributed or published by IBA in connection with the Rights Issue).

The waivers and indemnities set out above do not apply:

- to the extent that they are not permitted by, or are inconsistent with, any law or statute, or the rules and regulations of any regulatory body;
- where there has been gross negligence, fraud or wilful default by the relevant iSOFT director; or
- where the relevant iSOFT director has improperly derived a personal benefit or profit.

9.3. Rights and liabilities attaching to Shares

The New Shares will be fully paid ordinary shares and will rank equally in all respects with the Existing Shares currently on issue.

The rights attaching to the Shares are:

- set out in the IBA Constitution; and
- in certain circumstances, regulated by the Corporations Act, Listing Rules, ASTC Settlement Rules and general law.

The key provisions of the IBA Constitution in relation to the principal rights and obligations of Shareholders are summarised in this Section 9.3.

9.3.1 Voting

At a general meeting of the Company, every shareholder who is entitled to vote and who is present in person or by proxy, attorney or representative has one vote on a show of hands (save where the shareholder has appointed two proxies, in which case neither of those proxies may vote) and on a poll has one vote for every fully paid share held and a fraction of a vote for each partly paid share held equal to the proportion which the amount paid bears to the total issue price of the share. A poll may be demanded on any resolution except a resolution concerning the election of the chairman of a meeting by at least five shareholders entitled to vote on the resolution, by shareholders entitled to cast at least 5% of the votes that may be cast on the resolution on a poll, or by the chairman. If an equal number of votes is cast for or against a resolution, the chairman has a casting vote whether or not the chairman is a member (unless the chairman is not entitled to vote or, if he were a member, would not be entitled to vote, in which case the matter is decided in the negative).

9.3.2. Dividends

The Board may resolve to pay dividends out of the profits of the Company and may fix the amount and time for payment and the method of payment of any such dividend. The decision to pay a dividend may be revoked by the Board at any time before the time fixed for payment arrives. Subject to the terms of issue of Shares, the Company may pay a dividend on one class of Shares to the exclusion of another class. Subject to the Constitution, each Share of a class on which the Board resolves to pay a dividend carries the right to participate in the dividend in the same proportion that the amount paid on the Share bears to the total issue price of the Share.

9.3.3. Issue of Further Shares and Other Securities

Subject to the Corporations Act and the Listing Rules, the Board may, on behalf of the Company, issue, grant options over or otherwise dispose of unissued Shares to any person on the terms, with the rights, and at the times that the Board decides.

9.3.4. Variation of Class Rights

Subject to the Corporations Act, the rights attached to shares in any class may be varied or cancelled only with the written consent of the holders of 75% of the issued shares of the affected class or by special resolution passed at a separate meeting of the holders of the issued shares of the affected class. Subject to the terms of issue of Shares, the rights attached to a class of shares are not treated as varied by the issue of further shares of that class.

9.3.5. Transfer of Shares

Subject to the Constitution, the Listing Rules and the ASTC Settlement Rules, a shareholder may transfer a share:

- in accordance with the ASTC Settlement Rules;
- in accordance with a computerised or electronic system established or recognised by the Corporations Act, the Listing Rules or the ASTC Settlement Rules for the purpose of facilitating dealings in shares; or
- by a written document that shows the jurisdiction of registration of the Company, relates to only one class of shares and is a sufficient instrument of transfer for the purposes of the Corporations Act or in any other form approved by the Board or ASX.

The Board may refuse to register a transfer of shares only if that refusal would not contravene the Listing Rules or the ASTC Settlement Rules and must not register a transfer if the Corporations Act, the Listing Rules or the ASTC Settlement Rules forbid registration.

9.3.6 General Meetings and Notices

Shareholders are entitled to receive:

- notice of every general meeting or meeting of any class of shareholders to which that shareholder belongs (whether or not the shareholder is entitled to vote at the meeting); and
- all notices, accounts and other documents required to be sent to shareholders under the Constitution or the Corporations Act.

9.3.7. Winding up

Subject to the terms of issue of shares, the surplus assets of the Company remaining after payment of its debts are divisible among Shareholders in proportion to the number of fully paid shares held by them and, for this purpose, a partly paid share is counted as a fraction of a fully paid share equal to the proportion which the amount paid on it bears to the total issue price of the share.

9.4. Underwriting Agreement

IBA has entered into an Underwriting Agreement with ABN AMRO Rothschild ("Underwriter"), under which the Underwriter has agreed to:

- manage and assist IBA in the conduct of the Rights Issue and the Conditional Placement and use its reasonable endeavours to solicit valid applications for the New Shares and the Placement Shares; and
- underwrite the application for the New Shares under the Rights Issue at the Issue Price and the Placement Shares under the Conditional Placement at the Placement Price.

9.4.1. Fees and expenses

The Underwriter is entitled to receive an underwriting fee of 3.0% and a management fee of 1.0% of an amount equal to the number of New Shares issued pursuant to the Rights Issue multiplied by the Issue Price.

The Underwriter is also entitled to receive an underwriting fee of 3.0% and a management fee of 1.0% of an amount equal to the number of Placement Shares issued pursuant to the Conditional Placement multiplied by the Placement Price.

The Underwriter is responsible for paying out of its own funds all sub-underwriting fees and broker handling fees.

IBA also has agreed to reimburse the Underwriter for the costs, charges and expenses incurred by the Underwriter in relation to the Rights Issue and the Conditional Placement including legal expenses of the Underwriter up to a maximum of A$40,000 (excluding GST) and out-of-pocket expenses of the Underwriter up to a maximum of A$100,000.

9.4.2. Conditions

The Underwriter's obligations under the Underwriting Agreement to underwrite the application for New Shares under the Rights Issue and Placement Shares under the Conditional Placement are conditional on IBA delivering a certificate to the Underwriter before 9.00am on the date the Rights Issue opens for acceptances and before 9.00am on the date IBA is required notify the Underwriter of any shortfall under the Rights Issue certifying that as at 8.00am on the relevant date, except to the extent specified in the certificate, to the best of the Directors' knowledge, information and belief after due and proper inquiry:

- IBA has complied with all its obligations under the Underwriting Agreement and in respect of the Rights Issue and the Conditional Placement;
- the representations and warranties made by IBA under the Underwriting Agreement are true and correct and there has been no breach of them; and
- none of the termination events under the Underwriting Agreement has occurred.

The Underwriter's obligation to underwrite the application for Placement Shares under the Conditional Placement is also conditional on:

- IBA delivering a certificate to the Underwriter before 9.00am on the settlement date for the Conditional Placement confirming the matters set out above as at 8.00am on that date (except to the extent set out in the certificate); and
- the Merger becoming effective by no later than 13 August 2007; and
- the consent of CSC under the CSC Contract to the change in control of iSOFT that will occur on completion of the Merger being obtained by 2.30pm on the settlement date for the Conditional Placement.

9.4.3 Termination

The Underwriter may terminate its obligations under the Underwriting Agreement in certain circumstances, as set out below. However, the Underwriter may only terminate upon the happening of those events marked with an asterisk if, in the reasonable opinion of the Underwriter, the event:

(a) has had or is likely to have a material adverse effect on:

(i) the success of the Offers; or

(ii) the IBA Group and the iSOFT Group taken as a whole; or

(b) has given or is likely to give rise to:

(i) a contravention by the Underwriter of, or the Underwriter being involved in a contravention of, the Corporations Act or any other applicable law; or

(ii) a liability for the Underwriter.

9.4.3.1 Termination before completion of Rights Issue and Conditional Placement

The Underwriter may terminate its obligations under the Underwriting Agreement if any of the following events occur after execution of the agreement and before completion of the Rights Issue or the Conditional Placement:

(a) (non-satisfaction of conditions precedent) any of the conditions precedent under the Underwriting Agreement are not satisfied or waived by the Underwriter by their respective deadlines (or such later date as may be agreed between the Underwriter and IBA);

(b) (misrepresentation) any of:

(i) the representations or warranties given by IBA to the Underwriter relating to its status and power, its authority to enter into, perform and carry out the transactions contemplated by the Underwriting Agreement, the Rights Issue and the Conditional Placement, or the solvency of the IBA Group are or become untrue; or

*(ii) the other representations or warranties given by IBA to the Underwriter are or become untrue and the event, matter or circumstance giving rise to the untrue representation or warranty is either:

(A) in the reasonable opinion of the Underwriter, incapable of being remedied; or

(B) capable of being remedied but is not remedied to the satisfaction of the Underwriter (acting reasonably) by the earlier of:

(1) 5 business days after the Underwriter gives notice to IBA of the untrue representation or warranty or IBA becomes aware that the representation or warranty is untrue;

(2) the settlement date for the Rights Issue being 18 June 2007) ("Rights Issue Settlement Date"); and

(3) the settlement date for the Conditional Placement (which is currently expected to be 1 August 2007) ("Conditional Placement Settlement Date");

(c) (ASIC action) ASIC:

(i) applies for an order under Part 9.5 of the Corporations Act in relation to the Rights Issue, the Conditional Placement or any document issued by IBA in respect of the Rights Issue or Conditional Placement and that application is not dismissed or withdrawn within 5 business days after it is made;

(ii) holds, or gives notice of intention to hold, a hearing or investigation in relation to the Rights Issue, the Conditional Placement or any document issued by IBA in respect of the Rights Issue or Conditional Placement under the Corporations Act or the Australian Securities and Investments Commission Act 2001 (Cth); or

(iii) prosecutes or gives notice of an intention to prosecute or commences proceedings against, or gives notice of an intention to commence proceedings against, IBA or any of its officers, employees or agents in relation to the Rights Issue, the Conditional Placement or any document issued by IBA in respect of the Rights Issue or Conditional Placement;

(d) (listing) IBA ceases to be admitted to the official list of ASX;

(e) (suspension)

(i) trading in Shares on the financial market operated by ASX is suspended for more than one trading day; or

(ii) the Shares cease to be officially quoted on ASX;

(f) (ASX approval) ASX advises IBA or the Underwriter that official quotation of the Placement Shares will not be granted by a date that is not later than 4 business days after the Conditional Placement Settlement Date;

*(g) (change in law) there is introduced, or there is a public announcement of a proposal to introduce, into the Parliament of the Commonwealth of Australia or any State or Territory of Australia a new law, or the Government of Australia, or any State or Territory of Australia, the Reserve Bank of Australia, or any Minister or other Governmental Authority of Australia or any State or Territory of Australia, adopts or announces a proposal to adopt a new policy (other than a law or policy which has been announced before the date of the agreement) which would make it illegal for IBA to make the Rights Issue or the Conditional Placement, or issue New Shares or Placement Shares, in accordance

with the documents issued by IBA in respect of the Rights Issue and the Conditional Placement and the agreement;

*(h) (breach) IBA fails to comply with any of its obligations under the agreement (other than a breach of any warranty or representation under the agreement); or

*(i) (Directors and senior management)

(i) a Director or any member of the IBA senior management (as disclosed in the Prospectus) ("Senior Management") is charged with a criminal offence relating to any financial or corporate matter;

(ii) a change in the Senior Management or the Directors occurs, or a Director or any member of the Senior Management dies or becomes permanently incapacitated;

(iii) any regulatory body commences any public action against IBA, any of the Directors or any member of the Senior Management, or announces that it intends to take any such action; or

(iv) any Director is disqualified under the Corporations Act from managing a corporation.

9.4.3.2 Termination prior to Rights Issue Settlement Date

The Underwriter may terminate the Underwriting Agreement if any of the following events occurs before 2.30pm on the Rights Issue Settlement Date:

(a) (Merger terminates) IBA or iSOFT terminates its participation in the Merger or any event, matter or circumstance occurs or arises which will, or in the reasonable opinion of the Underwriter (after consultation with, and after taking into account the views of, IBA) is reasonably likely to, result in the Merger not proceeding or the Scheme not becoming effective by 13 August 2007;

(b) (Supplementary or replacement prospectus)

(i) IBA lodges a supplementary or replacement prospectus under section 719 of the Corporations Act; or

(ii) the Underwriter forms the view (acting reasonably) that a supplementary or replacement prospectus must be lodged with ASIC under section 719 of the Corporations Act;

(c) (ASIC action) ASIC makes:

(i) an order under section 739 of the Corporations Act concerning the Prospectus; or

(ii) an interim order under section 739 of the Corporations Act concerning the Prospectus and that interim order is not revoked within 5 business days after it is made;

*(d) (withdrawal of consent)

(i) any person whose consent to the issue of the Prospectus or any supplementary or replacement prospectus is required by section 720 of the Corporations Act and who has previously consented to the issue of the Prospectus or any supplementary or replacement prospectus withdraws such consent;

(ii) any person (other than the Underwriter) gives a notice under section 733(3) of the Corporations Act; or

(iii) any person (other than the Underwriter) who has previously consented to the inclusion of their name or any statement in the Prospectus or any supplementary or replacement prospectus withdraws that consent;

(e) (withdrawal of Prospectus) IBA withdraws the Prospectus or the invitations under the Prospectus to apply for New Shares under the Rights Issue; or

(f) (ASX approval) ASX does not approve the quotation of the New Shares issued under the Rights Issue (subject only to conditions acceptable to the Underwriter, acting reasonably) by 5.00pm on the Closing Date, or if granted, the approval is subsequently withdrawn, qualified (other than conditions acceptable to the Underwriter, acting reasonably) or withheld (or ASX indicates to IBA or the Underwriter that the approval is likely to be withdrawn, qualified or withheld).

9.4.3.3 Termination for material adverse change

The Underwriter may terminate its obligations under the Underwriting Agreement if, after the date of the agreement and before completion of the Rights Issue or the Conditional Placement, there is a material adverse change, or any development involving a prospective material adverse change, in the assets, earnings, business, results of operations, management or prospects of:

(a) the IBA Group and the iSOFT Group taken as a whole; or

(b) the iSOFT Group,

from that described in the Prospectus.

However, the event listed in paragraph (b) above does not entitle the Underwriter to terminate the agreement unless the event has resulted in IBA, after consultation with and confirmation by the Takeover Panel, having the right to invoke a condition to the Scheme so that the offer constituted by the Scheme would lapse.

9.4.4. Representations, warranties and indemnity

Under the Underwriting Agreement, IBA makes certain representations and warranties to the Underwriter regarding IBA, the Rights Issue and the Conditional Placement.

IBA also agrees to indemnify the Underwriter, each related body corporate of the Underwriter and each of their respective officers, employees, agents and advisers against all losses, liabilities, claims, damages, costs, charges and expenses whatsoever incurred or suffered directly or indirectly in connection with the Rights Issue, the Conditional Placement or the Underwriting Agreement, except in certain circumstances, including where such losses and liabilities are incurred as a result of the indemnified person's fraud, recklessness, negligence or wilful misconduct.

9.4.5. Undertakings

Under the Underwriting Agreement, IBA gives certain undertakings to the Underwriter, including that:

(a) if Shares are issued pursuant to the Rights Issue, but the Merger does not become effective by 13 August 2007, then within 3 months after that date IBA must use its best endeavours to do all things necessary to return to Shareholders the capital raised through the Rights Issue (net of fees and expenses associated with the Rights Issue, which are set out in Section 9.9); and

(b) it will invoke any condition to the Scheme that IBA is aware has not been satisfied so as to cause the Merger to lapse unless:

(i) the Underwriter agrees otherwise (such agreement not to be unreasonably withheld or delayed;

(ii) the failure of such condition to be satisfied could not reasonably be expected to be prejudicial to the interests of the Underwriter; or

(iii) having sought determination from the Takeover Panel in respect of certain conditions to the Scheme, the Takeover Panel determines that such condition is not capable of invocation by IBA.

9.5. New debt facilities

9.5.1 Facilities Agreement

Pursuant to a £130,000,000 term, bank guarantee and multicurrency revolving facilities agreement dated 15 May 2007 ("Facilities Agreement") made between, among others, IBA and ABN AMRO Bank N.V., London Branch ("ABN AMRO") as Mandated Lead Arranger, Facility Agent, Security Agent and Issuing Bank (as each such term is defined therein) the following facilities can be utilised by iSOFT upon its accession to the Facilities Agreement as a Borrower (as such term is defined therein):

- A term loan facility of £60,000,000 repayable in instalments with its termination date on the fourth anniversary of the date of the Facilities Agreement with a margin of 3.75% until the full security package has been put in place and 2.75% thereafter over LIBOR per annum to be used (i) for the general corporate and working capital purposes of the Enlarged Group, (ii) to refinance certain financial indebtedness of the iSOFT Group, and (iii) in respect of the first draw down only, paying fees, costs and expenses incurred in connection with the New Debt Facilities;
- A bank guarantee facility of £45,000,000 repayable on or prior to its final termination date of 30 June 2008 with a guarantee fee of 3.25% until the full security package has been put in place and 2.25% thereafter per annum to replace iSOFT's existing letter of credit provided against advance payments received from the UK Department of Health; and
- A multicurrency revolving credit facility (including certain ancillary facilities) of £25,000,000 repayable in full on or prior to its termination date on the fourth anniversary of the date of the Facilities Agreement with a margin of 3.75% until the full security package has been put in place and 2.75% thereafter over LIBOR or EURIBOR (as applicable) per annum to be used for the general corporate and working capital purposes of the Enlarged Group.

All conditions precedent to the draw down of the New Debt Facilities must be satisfied on or before 13 August 2007 (or such longer period as ABN AMRO as underwriter may in its absolute discretion agree), including completion of the Merger (which in the case of implementing the Merger by way of a Scheme would require iSOFT Shareholder Approval and Court Approval in order for the Scheme to become effective) CSC consenting to the change of control of iSOFT upon completion of the Merger and (i) in the case of the new term loan facility, receipt by IBA of at least £80 million (c. A$190 million) subscriptions under the Conditional Placement and Rights Issue and (ii) in the case of the new bank guarantee facility and new revolving credit facility, the underwriting of the Conditional Placement remaining in full force and effect at the time of first utilisation. The reason for the delay in availability of the new term loan facility is that the cash proceeds of the Conditional Placement will only be received (pursuant to the underwriting or subscriptions received from IBA Shareholders) after first utilisation of the facilities following completion of the Merger. If those cash proceeds are not received within five business days, an event of default will occur under the New Debt Facilities.

The Facilities Agreement contains provisions to the effect that IBA shall not (and shall ensure that no member of the Enlarged Group shall) declare, make or pay any dividend or other payment on or in respect of any of its share capital unless permitted to do so thereunder.

It is also a requirement of the Facilities Agreement that certain identified members of the Enlarged Group accede to the Facilities Agreement as guarantors to guarantee the payment obligations of each Obligor under the Finance Documents (both as defined in the Facilities Agreement).

Under the Facilities Agreement IBA shall be subject to certain debt covenants.

9.5.2. Security Agreement

Prior to the facilities being available for drawdown, IBA must enter into agreed form security agreements in favour of ABN AMRO (as security agent for the Secured Parties, as defined in the Facilities Agreement) under which each of IBA and iSOFT will charge its assets and undertaking as security for the obligations of each Obligor to the Secured Parties under the Finance Documents (each as defined in the Facilities Agreement).

Such members of the Enlarged Group which are required under the Facilities Agreement to guarantee the payment obligations of each Obligor will grant such security as the Facilities Agreement may require, subject to the Agreed Security Principles as defined in the Facilities Agreement.

9.5.3. Subordination Agreement

Prior to the facilities being available for drawdown, IBA, iSOFT and such members of the Enlarged Group required under the Facilities Agreement to guarantee the payment obligations of each Obligor must also enter into an agreed form subordination agreement between, among others, ABN AMRO as agent for the Secured Parties which, among other things, (i) regulates the priority of the Senior Debt and the Intra-Group Debt (both as defined therein); (ii) restricts the payment by the Obligors and the receipt by the Intra-Group Creditors (as defined therein) of the Intra-Group Debt and (iii) limits the ability of the Intra-Group Creditors to enforce the Intra-Group Debt.

It is also a requirement of the Facilities Agreement that any member of the Enlarged Group that accedes to the Facilities Agreement as an Obligor must also accede to the Subordination Agreement.

9.6. Arrangements with CSC

iSOFT plc and CSC have agreed to revise the CSC Contract. The terms of the revised agreement are subject to ongoing negotiations between iSOFT plc and CSC.

The CSC Contract forms part of the UK Department of Health's national programme for information technology called "Developing 21st Century IT Support for the NHS" ("NPfIT"), a rollout of an integrated IT system across the UK's National Health Service. Payment of the fees for the development services for which iSOFT plc is contracted to provide under the CSC Contract is conditional on iSOFT plc achieving agreed milestones. Fixed Payments may accrue from iSOFT plc to CSC for service delays and other defaults.

Step-in rights

Under the CSC Contract CSC are given rights to "step-in" when certain events occur including events of default or delays in achieving a milestone. Further in certain circumstances the Secretary of State for Health ("Authority") is given similar step-in rights against CSC and iSOFT plc. Accordingly, the Authority has the right to step-in in the event that CSC has not performed, and CSC has the right to step-in in the event that iSOFT plc has not performed. The paragraphs below provide further detail of CSC's step in rights against iSOFT plc.

In the event of a situation giving rise to a right of step-in, if CSC considers that there is sufficient time and that it is likely that iSOFT plc will be willing and able to provide assistance, it may require iSOFT plc by written notice to take such steps that CSC considers necessary or expedient to mitigate or rectify the circumstances giving rise to the right of step in.

The steps that CSC may take include the partial or total suspension of the right and obligation of iSOFT plc to provide all or any part of the services until the circumstance giving rise to the right of step in or such time as iSOFT plc demonstrates to the reasonable satisfaction of CSC that it will perform (and is capable of performing) its obligations in respect to the relevant services to the required standard. Any costs incurred by iSOFT plc when CSC exercises its rights are to be borne by iSOFT.

Alternatively where iSOFT plc has missed a milestone, becomes insolvent or an analogous event occurs or following a change of control of iSOFT plc the new owner does not provide CSC with written confirmation that it intends to perform the CSC Contract, CSC may assume direct control and management responsibility for the provision of the services ("Modified Step In").

Where CSC exercises its right of step-in (but excluding Modified Step In) it is required to continue to pay the charges payable under the CSC Contract, but may set off against these payments its direct losses arising from the act of step in except where CSC steps-in for force majeure or because it considers that circumstances constitute an emergency. Where CSC exercises its rights of Modified Step In, a modified charging regime applies under which CSC pays iSOFT plc on a time and materials basis for its resources used on the CSC Contract with the opportunity for iSOFT plc to be paid an additional amount equal to the amount that the development charges may exceed the amount paid in respect of the iSOFT plc resources used on the CSC Contract.

Term and termination

The term of the CSC Contract expires on 8 January 2016 unless extended in accordance with its terms. CSC is entitled to terminate the contract prior to that date if an 'event of default' occurs which include in addition to the usual types of default events, a change in control of iSOFT plc or an entity that controls iSOFT plc which occurs without the prior consent of CSC and excess loss (being the total loss of CSC in any contract year which may be claimed under the CSC Contract arising by reason of any act or omission of iSOFT plc exceeding certain designated amounts).

CSC may also terminate the contract upon 12 months less five days written notice or on shorter periods, subject to certain compensation payments.

Liability

In the event that iSOFT plc fails to perform the services in accordance with the service level specifications, CSC has a right to make a service deduction and if iSOFT plc fails to meet a key milestone, iSOFT plc will be liable to pay to CSC a delay deduction. These liabilities are capped for each contract year at £4 million (A$10 million), or if greater, 20% of the charges paid in the preceding contract year. Further, the aggregate liability of iSOFT plc in any contract year is capped at the greater of £18 million (A$43 million) and 100% of the charges paid in the preceding contract year, and the total aggregate liability of iSOFT plc in connection with the CSC Contract is capped at the greater of £50 million (A$119 million) or 250% of the charges paid in the preceding year. For the period of CSC's step in, iSOFT ceases to be liable to pay service or delay deductions in relation to the matter that led to the step-in.

iSOFT Group has given a parent company guarantee to CSC.

9.7. Auditors' Opinions on iSOFT's 2006 Financial Statements and 2007 Interim Financial Information

As set out in Section 9.14, iSOFT's auditor, Deloitte & Touche LLP, has consented to the inclusion of their auditors' report dated 25 August 2006 for the year ended 30 April 2006 and their independent review report dated 10 December 2006 for the six months ended 31 October 2006 in this Section 9.7 and to the references to those opinions in this Prospectus. Deloitte & Touche LLP is not under any obligation to, and have not, updated, revised or reconsidered in any way those reports since the date of those reports.

Sections 9.7.1.1 and 9.7.2.1 set out the basis of preparation and significant matters relating to the basis of preparation of the 2006 Annual accounts and 2007 Interim financial information respectively as set out in those documents.

Sections 9.7.1.2 and 9.7.2.2 set out in full Deloitte & Touche LLP's Audit opinion on iSOFT's 2006 Annual accounts and 2007 Interim accounts respectively as set out in these financial statements.

9.7.1. 2006 Annual accounts

9.7.1.1. Significant matters relating to the basis of preparation of the financial statements (note 1 to the financial statements)

"The financial statements are prepared in accordance with International Financial Reporting Standards as detailed in note 2. In preparing these financial statements, the following significant limitations and circumstances were taken into account."

"Investigations into accounting irregularities

On 20 July 2006 the Company announced that the Board had commissioned an investigation into possible accounting irregularities. The initial independent investigation was completed on 7 August and concluded that there were grounds for a more formal investigation. The Board also recognise that the commencement of the more formal investigation may give rise to further investigations by the Company and other parties.

The conclusion of the initial investigation was that there is evidence of irregularities in respect of subsidiaries affecting the financial years 2003/4 and 2004/5. The principal effects of this would appear to have been to recognise revenues earlier than they should have been and would not appear to have had any effect on the cash position of the Company.

It is not possible for the Board to conclude what implications, if any, may arise from the conclusion of the investigations into these matters and it is possible that certain adjustments or restatements to the financial statements as presented may arise which could be material to the reported results or statement of financial position as presented."

"Accounting policy for revenue and cost recognition and lack of associated accounting information

On 8 June 2006 the Board announced that it had decided to change the Group's accounting policy for revenue recognition to one appropriate to the current commercial situation of the business as described in the Chairman's report and in note 2.

In considering the most appropriate policy to apply the Board considered a number of different polices and practices. The criteria applied in determining the most appropriate policy included an assessment of which policy would best reflect the underlying business contracts, the cash flows and the application of the resources of the business with the objective of ensuring that information could be reported so as to help users to assess business performance and the amount, timing and uncertainty of future cash outflows and cash inflows. The Board consider such information is essential in assessing the ability of the business to generate net cash inflows and provide economic returns to investors.

The revenue recognition policy as historically implemented was that all contracts were unbundled into their constituent parts, and an internally determined proportion of the contract value attributed to implementation and support was recognised evenly over the implementation and support phases of the contract respectively. The balance of the contractual value was attributed to licence revenue and recognised at the date of contract.

The historical implementation of this policy presumed that supply of product licences can be separated from implementation and support. The complex construction of the commercial contracts of the business, the level of resources applied to implementation and support on an ongoing basis and the absence of a reliable third party market in implementation and support of the Company's product have made it increasingly difficult to distinguish between the supply of product licences and implementation and support.

As the current Board has concluded that the previous accounting policy has become inappropriate and did not achieve the criteria and objective set out above it has decided that licence revenues will typically be recognised over the period of implementation, which may range from a few months to a number of years from contract signature, and over the full contract term in the case of full service contracts that are not capable of being unbundled.

Changing the accounting policy requires previously reported revenues to be restated under the newly adopted accounting policy. The nature of the contracts underlying the revenues of the business determines the way in which revenue should be recognised. In the case of implementation projects the licence and implementation revenues are appropriately recognised over the implementation period. In the case of bundled contracts the total revenues of the contract (including licence) are appropriately recognised over the total duration of the contract. The judgement of the Board is that this is the most appropriate way for the Company to recognise revenues on projects.

In accordance with IAS 18, revenue of the business that is earned through the rendering of services should be recognised on a stage of completion basis in line with the activity and costs associated with each of the projects.

Steps have been taken such that for new contractual arrangements the directors believe that it will be possible to capture costs and activity on a contract by contract basis so that the costs and activity can be used as a basis of allocating costs and revenues between accounting periods. Under the previous accounting policy capturing individual contract costs to measure contract activity was not deemed necessary.

Given the historical costing records of the business do not identify activity by contract, the information is not available to enable management to measure revenue on a strict stage of completion basis and therefore the directors have concluded that, in the absence of more reliable data, the most appropriate and practicable basis in the circumstances to recognise revenue on existing contracts is to use time as the basis of recognition. The licence and implementation revenue is therefore spread evenly over the estimated period of the implementation in the case of implementation (unbundled) contracts and over the total contract term in the case of bundled contracts.

The lack of historical records to support the strict allocation of costs and revenues has meant that it is not possible to provide sufficient and appropriate evidence to the independent auditors to demonstrate that revenue is recognised in line with contract activity as required by the new policy.

The cost base of the iSOFT business units has historically been predominantly fixed in nature. The judgement of the Board, given the historical costing records, is that it is currently most appropriate and prudent to treat the costs, of the business as period costs accounting for them in the period they arise.

The Board is of the view that the new accounting policy now reflects an appropriate presentation of revenues. Further, the Board is of the opinion, given the lack of historical records and resulting limitations in information, that spreading revenue evenly over the estimated period of the implementation in the case of implementation contracts and over the total contract term in the case of bundled contracts and treating costs as period costs provides the best available recognition of revenues and presentation of results of the business."

"Information concerning the status of delivery under the National Programme for IT

Revenue in relation to the National Programme contracts was formerly recognised according to development work done. The new policy is to recognise revenue based on the timing of software delivery.

The National Programme contracts are product delivery arrangements with a phased release of functionality enhancements over the duration of the contracts, as described more fully on page 76. The licence revenue arising is recognised as the elements of the product are delivered. Given the complexity of the contractual arrangements between Connecting for Health and the LSPs and between the LSPs and iSOFT and the difficulty in measuring and recording delivery of product the Board has been unable to obtain conclusive third party confirmation of the status of delivery.

On the basis of the limited third party evidence that is available and the detailed internal knowledge and records of the iSOFT operational team, the Board believes that in the circumstances it has taken all reasonable steps to ensure that revenue that it has recognised in the accounts is in accordance with the stated accounting policies. However, conclusive third party confirmation of the status of delivery from the LSPs may have given rise to adjustments or restatements to the financial statements as presented which could be material to the reported results or statement of financial position as presented, including the impact on capitalisation of associated development costs."

"Potential for claims from National Programme Local Service Providers

As described in the Finance Review and in note 29, the Group has experienced a number of difficulties in the delivery of the National Programme for IT, some of which are outside the control of the Group. Some of these difficulties have resulted in formal correspondence being exchanged between the Company and the LSPs, Accenture and CSC, alleging material contractual breach by the Company. The Company has vigorously denied all of the alleged breaches. To date none of this correspondence has resulted in notice to terminate being given or any formal claims being made by the LSPs.

The Company has taken legal advice on these matters. However, due to the complexity and nature of the contracts, and differences in interpretation of functional requirements and their delivery and in the absence of any formal claim, it is not possible to establish the likelihood nor the quantum of any potential liability and consequently no specific provision has been made in relation to this matter.

Were any claims, including the potential for claims noted above, to be brought against the Company the Board would continue to deny liability and would defend its position vigorously. Should such claims be substantiated then they could give rise to adjustments to the financial statements as presented, which could be material to reported results, cash flows and statement of financial position."

"Going concern

The Board has prepared projected cash flow information for the period ending 12 months from the date of approval of these financial statements. The projections include certain key assumptions made by the directors:

(a) Future sales and margins consistent with prior experience which also take into account the anticipated effect of the current circumstances facing the business.

(b) Significant restructuring of its UK and international operations to generate cost savings from the reduction of resources, the simplification and re-engineering of the Group's core processes and systems and the streamlining and simplification of the Group's product offerings.

(c) Disposal of the Group's non-core activities by certain key dates.

(d) Renegotiation of certain key contractual arrangements.

(e) The satisfaction of the conditions contained in the banking agreement to enable the continuation of the banks facilities described in note 19.

(f) The Group previously derecognised contract financing arrangements as the obligations were considered non-recourse.

These obligations have been recognised on the balance sheet as it is now considered appropriate to recognise these as a balance sheet liability. The banking covenants were calculated excluding these derecognised obligations and as such were these obligations to be included in previous covenant calculations the Group would not have been in compliance with its financial covenants. As part of the revised banking agreements, detailed in note 19, a waiver has been provided for any prior breach of covenants. The Directors therefore consider that there is no impact on the availability of its banking facilities.

The nature of the Group's business is such that there can be considerable unpredictable variation and uncertainty regarding the timing and/or occurrence of the matters referred to above, the timing and margin of sales, the quantum and timing of cash flows from new business activity and the achievement of contractual milestones.

In preparing these projections the directors recognise that there are material uncertainties that may cast significant doubt on the Group's ability to continue as a going concern.

Having taken into account the uncertainties inherent in the assumptions referred to in this note 1, the directors consider that the cash flow projections are compiled on a reasonable basis and that it is appropriate that the financial statements should be prepared on the going concern basis. Future events may give rise to circumstances not foreseen by the stated assumptions such that the use of the going concern basis proves to be inappropriate. Should the going concern basis be inappropriate, the Company may be unable to realise its assets and discharge its liabilities in the normal course of business. The financial statements do not contain any adjustments that would be required were a satisfactory outcome to the uncertainties, as detailed above, not be achieved. Such adjustments would include writing down the carrying value of assets, including goodwill, to their recoverable amount and providing for any further liabilities that may arise."

9.7.1.2 Independent Auditors' Report to the members of iSOFT Group plc (signed 25 August 2006)

"We have audited the Group financial statements of iSOFT Group plc for the year ended 30 April 2006 which comprise the consolidated income statement, the consolidated balance sheet, the consolidated cash flow statement, the consolidated statement of recognised income and expense, and the related notes 1 to 31."

"These Group financial statements have been prepared under the accounting policies set out therein. We have also audited the information in the directors' remuneration report that is described as having been audited.

We have reported separately on the individual company financial statements of iSOFT Group plc for the year ended 30 April 2006.

This report is made solely to the Company's members, as a body, in accordance with Section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed."

"Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the annual report, the directors' remuneration report and the Group financial statements in accordance with applicable law and International Financial Reporting Standards (IFRSs) as adopted for use in the European Union are set out in the statement of directors' responsibilities.

Our responsibility is to audit the Group financial statements and the part of the directors' remuneration report described as having been audited in accordance with relevant United Kingdom legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the Group financial statements give a true and fair view, in accordance with the relevant financial reporting framework, and whether the Group financial statements and the part of the directors' remuneration report described as having been audited have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation. We report to you whether in our opinion the information given in the directors' report is consistent with the Group financial statements. We also report to you if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' transactions with the Company and other members of the Group is not disclosed.

We also report to you if, in our opinion, the Company has not complied with any of the four directors' remuneration disclosure requirements specified for our review by the Listing Rules of the

Financial Services Authority These comprise the amount of each element in the remuneration package and information on share options, details of long term incentive schemes and money purchase and defined benefit schemes. We give a statement, to the extent possible, of details of any non-compliance.

We review whether the corporate governance statement reflects the Company's compliance with the nine provisions of the 2003 FRC Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the board's statement on internal control covers all risks and controls, or form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

We read the Report of the Directors and the other information contained in the annual report for the above year as described in the contents section, including the unaudited part of the directors' remuneration report, and we consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the Group financial statements."

"Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board, except the scope of our work was limited as explained below. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the Group financial statements and the part of the directors' remuneration report described as having been audited. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the Group financial statements, and of whether the accounting policies are appropriate to the Company's circumstances, consistently applied and adequately disclosed.

We planned our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the Group financial statements and the part of the directors' remuneration report described as having been audited are free from material misstatement, whether caused by fraud or other irregularity or error.

However, the evidence available to us was limited because of the following significant matters:"

"Investigations by the Group and Financial Services Authority into accounting irregularities in relation to subsidiaries

Arising from the accounting irregularities in relation to subsidiaries detailed in note 1, the Board has initiated a formal investigation, which may give rise to further investigations by the Company and other parties, together with possible resulting actions by the Company and other parties. Furthermore, the Group passed its findings on the initial investigations to the Financial Services Authority ("FSA"). On 24 August 2006 the Group announced that it has received notification from the FSA that the FSA will be undertaking a formal investigation into the possible accounting irregularities. All these circumstances have limited the ability of the directors to conclude on the completeness or accuracy of transactions recorded in the current and past years. As a result, and in the absence of any alternative evidence available to us, we have been unable to form a view on any possible adjustments to the financial statements that might have been determined had the limitation not existed."

"Accounting policy for revenue and cost recognition and lack of associated accounting information

As detailed in notes 1 and 2, the Group has changed its accounting policy for revenue and cost recognition on contracts, as the current Board considers the previous accounting policy to be inappropriate. Under the previous accounting policy the directors deemed it unnecessary to establish a detailed contract costing and review process to measure contract activity. As a result, under the new accounting policy, sufficient and appropriate audit evidence is not available to determine whether revenue and costs are recognised in the income statement and balance sheet to reflect the stage of completion of contracts. In the absence of any alternative evidence available to us, we have been unable to form a view on any possible adjustments to the financial statements that might have been determined had the limitation not existed, including the associated prior period adjustment."

"Lack of information on status of delivery of product under the National Programme for IT and the associated capitalisation of development costs

As detailed in notes 1 and 2, the Group has changed its accounting policy for revenue recognition under the National Programme for IT, the new policy being based on the timing of software delivery. Under the previous accounting policy, the directors deemed it unnecessary to record the detailed status of delivery and acceptance of product. In addition, the Company has been unable to obtain conclusive third party confirmation of the status of delivery and acceptance.

As a result, under the new accounting policy, sufficient and appropriate audit evidence is not available to determine whether revenue and costs, including the appropriate capitalisation of associated development costs, are recognised in the income statement and balance sheet to reflect contract activity. In the absence of any alternative evidence available to us, we have been unable to form a view on any possible adjustments to the financial statements that might have been determined had the limitation not existed, including the associated prior period adjustment."

"Potential for claims from National Programme for IT Local Service Providers ('LSPs') and other claims

As detailed in note 1 and note 29, formal correspondence has been exchanged between a subsidiary company and the LSPs, Accenture (UK) Limited and CSC Computer Sciences Limited, alleging material contractual breach by that company. The ultimate outcome of these potential claims, together with any other claims, cannot presently be determined. As a result, and in the absence of any alternative evidence available to us, we have been unable to form a view on the reasonableness of the lack of provision for such matters in the financial statements."

"Going concern

As detailed in note 1, the directors recognise that there are material uncertainties which may cast significant doubt on the Group's ability to continue in operation. Having taken into account these material uncertainties, the directors consider it is appropriate to prepare the financial statements on the going concern basis. In the circumstances of the Group, we have been unable to obtain sufficient and appropriate audit evidence regarding the reasonableness of the directors' assumptions regarding the identified material uncertainties. As a result, and in the absence of any alternative evidence available to us, we have been unable to form a view as to the applicability of the going concern basis, together with the effect on the financial statements should this basis be inappropriate. Any such adjustments would include writing down the carrying value of assets, including goodwill, to their recoverable amount and providing for any further liabilities that might arise.

In forming our opinion we also evaluated the overall adequacy of the presentation of information in the Group financial statements and the part of the directors' remuneration report described as having been audited."

"Opinion: disclaimer on view given by financial statements

Because of the possible effects of the limitations in evidence available to us, we are unable to form an opinion as to whether:

- the Group financial statements give a true and fair view, in accordance with IFRS as adopted for use in the European Union, of the state of the Group's affairs as at 30 April 2006 and of its loss for the year then ended; and
- the Group financial statements and the part of the directors' remuneration report described as having been audited have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation, including comparative information.

In respect of the limitations on our work referred to above we have not obtained all the information and explanations that we considered necessary for the purpose of our audit.

In our opinion, having regard to our disclaimer of opinion set out above, the information given in the Report of the Directors is consistent with the Group financial statements. The information given in the Report of the Directors includes that specific information presented in the Financial Review, Report of the Chairman and Chief Executive Officer and Corporate Social Responsibility Statement that are cross-referred from the Business Review Section of the Report of the Directors."

Separate opinion in relation to IFRS: disclaimer on view given by financial statements As explained in note 2 of the Group financial statements, the Group, in addition to complying with its legal obligation to comply with IFRSs as adopted for use in the European Union, has also complied with the IFRSs as issued by the International Accounting Standards Board. However, because of the possible effect of the limitations in evidence available to us, we are unable to form an opinion as to whether the financial statements give a true and fair view, in accordance with IFRSs, of the state of the Group's affairs as at 30 April 2006 and of its loss for the year then ended.

Deloitte & Touche LLP
Chartered Accountants and Registered Auditors
Manchester
25 August 2006

9.7.2. 2007 Interim financial information

9.7.2.1. Basis of preparation and significant matters relating to the basis of preparation of the interim financial information (notes 1 and 2 to the financial statements)

"The interim financial information has been prepared in accordance with the measurement and recognition criteria of International Financial Reporting Standards (IFRS). The same accounting policies and methods of computation are followed in the interim financial report as included in the Group financial statements for the year ended 30 April 2006. Due to the changes in income and funding recognition adopted in the latter statements, the comparative balances for the period ended 31 October 2005 have been restated (see note 9).

The interim financial information was approved by the Board of Directors on 10 December 2006 and is unaudited.

The financial information set out does not constitute statutory accounts for the purposes of Section 240 of the Companies Act 1985. A copy of the statutory accounts for year ended 30 April 2006 has been delivered to the Registrar of Companies. The condensed information for the year ended 30 April 2006 has been extracted from the Group's statutory accounts for that period.

The statutory accounts for the year ended 30 April 2006 have been reported upon by the auditors, Deloitte & Touche LLP. Their report contains a disclaimer of opinion on the view given by the financial statements. The audit report did not contain a statement under s237 (2) of the Companies Act 1985. The audit report did include a statement under s237 (3) Companies Act 1985 that, in respect of the limitations on the work of the auditors, the auditors had not obtained all the information and explanations that they considered necessary for the purpose of their audit. The statutory accounts for the year ended 30 April 2006 have been delivered to the Registrar of Companies."

"In preparing this interim financial information, the following significant limitations and circumstances were taken into account."

"Investigations into accounting irregularities

On 20 July 2006, the Company announced that the Board had commissioned an investigation into possible accounting irregularities. The initial independent investigation was completed on 7 August and concluded that there were grounds for a more formal investigation. The conclusion of the initial investigation was that there is evidence of irregularities in respect of subsidiaries affecting the financial years 2003/4 and 2004/5. The principal effects of this would appear to have been to recognise revenues earlier than they should have been and would not appear to have had any effect on the cash position of the Company.

On 26 August 2006, the Group was notified that the Financial Services Authority ("FSA") had commenced an investigation into possible accounting irregularities. Furthermore, on 25 October 2006, the Accountancy Investigation and Discipline Board ("AIDB") announced its intention to commence its own investigation into the same matters.

The Board also recognise that the commencement of these investigations may give rise to further investigations by the Company and other parties. It is not possible for the Board to conclude what implications, if any, may arise from the conclusion of the investigations into these matters and it is possible that certain adjustments or restatements to the financial information as presented may arise which could be material to the reported results or statement of financial position as presented."

"Accounting policy for revenue and cost recognition and lack of associated accounting information

On 8 June 2006, the Board announced that it had decided to change the Group's accounting policy for revenue recognition to one appropriate to the current commercial situation of the business.

In considering the most appropriate policy to apply, the Board considered a number of different policies and practices. The criteria applied, in determining the most appropriate policy, included an assessment of which policy would best reflect the underlying business contracts, the cash flows and the application of the resources of the business with the objective of ensuring that information could be reported so as to help users to assess business performance and the amount, timing and uncertainty of future cash outflows and cash inflows. The Board considers such information is essential in assessing the ability of the business to generate net cash inflows and provide economic returns to investors.

The revenue recognition policy, as historically implemented, was that all contracts were unbundled into their constituent parts, and an internally determined proportion of the contract value attributed to implementation and support was recognised evenly over the implementation and support phases of the contract respectively. The balance of the contractual value was attributed to licence revenue and recognised at the date of contract.

The historical implementation of this policy presumed that supply of product licences can be separated from implementation and support. The complex construction of the commercial contracts of the business, the level of resources applied to implementation and support on an ongoing basis and the absence of a reliable third party market in implementation and support of the Company's product have made it increasingly difficult to distinguish between the supply of product licences and implementation and support.

As the current Board had concluded that the previous accounting policy had become inappropriate and did not achieve the criteria and objective for determining the most appropriate policy, it decided that licence revenues would typically be recognised over the period of implementation, which may range from a few months to a number of years from contract signature, and over the full contract term in the case of full service contracts that are not capable of being unbundled.

Changing the accounting policy required previously reported revenues to be restated under the newly adopted accounting policy. In the case of implementation projects, the licence and implementation revenues are appropriately recognised over the implementation period. In the case of bundled contracts, the total revenues of the contract (including licence) are appropriately recognised over the total duration of the contract. The judgement of the Board is that this is the most appropriate way for the Company to recognise revenues and profits on projects.

In accordance with IAS 18, revenue of the business that is earned through the rendering of services should be recognised on a stage of completion basis, in line with the activity and costs associated with each of the projects.

Steps have been taken such that for new contractual arrangements the directors believe that it will be possible to capture costs and activity on a contract by contract basis so that the costs and activity can be used as a basis for allocating costs and revenues between accounting periods. Under the previous accounting policy, capturing individual contract costs to measure contract activity was not deemed necessary.

Given that the historical costing records of the business do not identify activity by contract, the information is not available to enable management to measure revenue on a strict stage of completion basis, and therefore the directors have concluded that, in the absence of more reliable data, the most appropriate and practicable basis in the circumstances is to recognise revenue on existing contracts, using time as the basis of recognition. The licence and implementation revenue is therefore spread evenly over the estimated period of the implementation in the case of implementation (unbundled) contracts and over the total contract term in the case of bundled contracts.

The lack of historical records to support the strict allocation of costs and revenues has meant that it is not possible to provide sufficient and appropriate evidence to the independent auditors to demonstrate that revenue is recognised in line with contract activity as required by the new policy.

The cost base of the iSOFT business units has historically been predominantly fixed in nature. The judgement of the Board, given the historical costing records, is that it is currently most appropriate and prudent to treat the costs of the business as period costs, accounting for them in the period in which they arise.

The Board is of the view that the new accounting policy now reflects an appropriate presentation of revenues. Furthermore, the Board is of the opinion, given the lack of historical records and resulting limitations in information, that spreading revenue evenly over the estimated period of the implementation in the case of implementation contracts and over the total contract term in the case of bundled contracts and treating costs as period costs provides the most representative available recognition of revenues and presentation of results of the business."

"Information concerning the status of delivery under the NPfIT

Revenue in relation to the NPfIT contracts was formerly recognised according to development work done. The new policy is to recognise revenue based on the timing of software delivery.

The contracts are product delivery arrangements, with a phased release of functionality enhancements over the duration of the contracts. The licence revenue arising is recognised as the elements of the product are delivered. Historically, given the complexity of the contractual arrangements between Connecting for Health and the Local Service Providers ("LSPs") and between the LSPs and iSOFT and the difficulty in measuring and recording delivery of product, the Board has been unable to obtain conclusive third-party confirmation of the status of delivery.

In August and September 2006, new agreements were entered into with CSC, and Accenture transferred its obligations under the National Programme to CSC. Under these new contracts, iSOFT will in future be paid by CSC based on its delivery against milestones. The achievement of milestones will now form the basis for revenue recognition under the National Programme and provide appropriate third-party evidence to support the phasing of revenue.

The Accenture agreement also provided third-party evidence of the revenue recognisable to date under that element of the national programme, and confirmed the Group's appropriate cumulative revenue recognition on the programme to 30 April 2006. The Group is still unable to obtain third-party evidence to determine the appropriate phasing of that revenue between historical periods.

On the basis of the limited third-party evidence that is available and the detailed internal knowledge and records of the iSOFT operational team, the Board believes that in the circumstances it has taken all reasonable steps to ensure that revenue recognised in the comparative periods is in accordance with the stated accounting policies. However, conclusive third-party confirmation of the status of delivery from the LSPs may have given rise to adjustments or restatements to the comparative periods as presented which could be material to those periods."

"Potential for claims

The Group had previously reported that it had experienced a number of difficulties in the delivery of the National Programme for IT, some of which were outside the control of the Group. Some of these difficulties resulted in formal correspondence being exchanged between the Company and the LSPs, Accenture and CSC, alleging material contractual breach by the Company. The Company has vigorously denied all of the alleged breaches. None of this correspondence has resulted in notice to terminate being given or in any formal claims being made by the LSPs.

During the period, agreement was reached with Accenture whereby all potential claims have been waived. iSOFT and CSC have reached an agreement that, subject to certain conditions, no claims will be raised in relation to historical activities.

The Group has contracted to supply health information systems to the Health Services Executive (HSE) in Ireland over the period to 2015, with a contract value of €56 million. To date, implementation of these systems is in accordance with the operational plans. Within the contract, however, iSOFT contracted to provide a letter of credit if the net assets shown in the consolidated accounts of iSOFT Group plc were less than €75 million and to maintain professional indemnity insurance cover at levels not currently available to the Company in the insurance markets. Following the Group's change in accounting policy, its consolidated net assets under the new accounting policies fall below this amount. Additionally, iSOFT contracted to make available certain software functionality which will not now be available in the timescales contracted. iSOFT and the customer are engaged in constructive discussions to resolve these matters. However, were agreement not to be reached, the remedies for such breaches in contract could include termination of the contract and damages. The remainder of the HSE programme is proceeding satisfactorily.

Were any claims, including the potential for claims noted above, to be brought against the Company, the Board would defend its position vigorously. Should any such claims be substantiated, then they could give rise to adjustments to the financial information as presented, which could be material to reported results, cash flows and statement of financial position."

"Going concern

The Board has prepared projected cash flow information for the period ending 12 months from the date of approval of this interim financial information. The projections include certain key assumptions made by the directors:

(a) future sales and margins consistent with prior experience, which also take into account the anticipated effect of the current circumstances facing the business;

(b) significant restructuring of its UK and international operations to generate cost savings from the reduction of resources, the simplification and re-engineering of the Group's core processes and systems and the streamlining and simplification of the Group's product offerings;

(c) disposal of the Group's non-core activities;

(d) renegotiation of certain key contractual arrangements;

(e) the satisfaction of the conditions contained in the banking agreement to enable the continuation of the bank's facilities; and

(f) the refinancing of the Group's banking facilities on or before their expiry on 14 November 2007.

The nature of the Group's business is such that there can be considerable unpredictable variation and uncertainty regarding the timing and/or occurrence of the matters referred to above, the timing and margin on sales, the quantum and timing of cash flows from new business activity and the achievement of contractual milestones.

In preparing these projections, the directors recognise that there are material uncertainties that may cast significant doubt on the Group's ability to continue as a going concern.

Having taken into account the uncertainties inherent in the assumptions referred to in this note, the directors consider that the cash flow projections are compiled on a reasonable basis and that it is appropriate that the financial information should be prepared on the going concern basis. Future events may give rise to circumstances not foreseen by the stated assumptions such that the use of the going concern basis proves to be inappropriate. Should the going concern basis be inappropriate, the Company may be unable to realise its assets and discharge its liabilities in the normal course of business. The financial information does not contain any adjustments that would be required were a satisfactory outcome to the uncertainties, as detailed above, not be achieved. Such adjustments would include writing down the carrying value of assets, including goodwill, to their recoverable amount and providing for any further liabilities that may arise."

9.7.2.2. Independent review report to iSOFT Group Plc (dated 10 December 2006)

"Introduction

We have been instructed by the Company to review the financial information for the six months ended 31 October 2006, which comprises the consolidated income statement, the consolidated balance sheet, the consolidated statement of recognised income and expense, the consolidated cash flow statement and related notes 1 to 9. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the Company in accordance with Bulletin 1999/4 issued by the Auditing Practices Board. Our work has been undertaken so that we might state to the Company those matters we are required to state to them in an independent review report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company, for our review work, for this report, or for the conclusions we have formed."

"Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority, which require that the accounting policies and presentation applied to the interim figures are consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed."

"Review work performed

We conducted our review in accordance with the guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with International Standards on Auditing (UK and Ireland) and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the financial information.

However, the evidence available to us was limited because of the following significant matters:"

"Investigations into accounting irregularities in relation to subsidiaries

As detailed in note 2, the Board initiated a formal investigation into accounting irregularities during the year ended 30 April 2006, which has given rise to investigations by other parties, including the Financial Services Authority. This may give rise to further investigations by other parties, together with possible resulting actions by the Company and other parties. All of these circumstances have limited the ability of the directors to conclude on the completeness or accuracy of transactions recorded in past periods. As a result, and in the absence of any alternative evidence available to us, we have been unable to form a view on any possible adjustments to the interim financial information that might have been determined had the limitation not existed."

"Accounting policy for revenue and cost recognition and lack of associated accounting information

As detailed in note 2, the Group changed its accounting policy for revenue and cost recognition on contracts in the previous accounting period as the current Board considered the previous accounting policy to be inappropriate. Under the previous accounting policy, the directors deemed it unnecessary to establish a detailed contract costing and review process to measure contract activity. Under the new accounting policy, sufficient and appropriate evidence is not available to determine whether revenue and costs are recognised in the consolidated income statement and consolidated balance sheet to reflect the stage of completion of contracts. In the absence of any alternative evidence available to us, we have been unable to form a view on any possible adjustments to the interim financial information that might have been determined had the limitation not existed.

"Lack of information on status of delivery of product under the National Programme for IT and the associated capitalisation of development costs

As detailed in note 2, the Group changed its accounting policy for revenue recognition under the National Programme for IT in the previous accounting period, the new policy being based on the timing of software delivery. Under the previous accounting policy, the directors deemed it unnecessary to record the detailed status of delivery and acceptance of product. The Company has been unable to obtain conclusive third-party confirmation of the status of delivery and acceptance of software in previous periods. As a result, under the new accounting policy, sufficient and appropriate evidence is not available to determine whether revenue and costs, including the appropriate capitalisation of associated development costs, had been recognised in the consolidated income statement and consolidated balance sheet in previous periods to reflect contract activity. In the absence of any alternative evidence available to us, we have been unable to form a view on any possible adjustments to the comparative financial information that might have been determined had the limitation not existed."

"Potential for claims

Note 2 to the financial information sets out details of certain potential claims. The ultimate outcome of these potential claims, together with any other claims, cannot presently be determined. As a result, and in the absence of any alternative evidence available to us, we have been unable to form a view on the reasonableness of the lack of provision for such matters in the interim financial information."

"Going concern

As detailed in note 2, the directors recognise that there are material uncertainties which may cast significant doubt on the Group's ability to continue in operation. Having taken into account these material uncertainties, the directors consider it is appropriate to prepare the interim financial information on the going concern basis. In the circumstances of the Group, we have been unable to obtain sufficient and appropriate evidence regarding the reasonableness of the directors' assumptions regarding the identified material uncertainties. As a result, and in the absence of any alternative evidence available to us, we have been unable to form a view as to the applicability of the going concern basis, together with the effect on the interim financial information should this basis be inappropriate. Any such adjustments would include writing down the carrying value of assets, including goodwill, to their recoverable amount and providing for any further liabilities that might arise."

"Denial of review conclusion

On the basis of our review and, as a result of the matters noted above, we are unable to determine whether any material modifications should be made to the financial information as presented for the six months ended 31 October 2006."

Deloitte & Touche LLP
Chartered Accountants
Manchester
10 December 2006

9.8. Litigation

As at the date of this Prospectus, IBA is not aware of any litigation or claims outside the ordinary course of business against IBA which are material to a person deciding whether to subscribe for New Shares.

As at the date of this Prospectus, IBA is aware of the following litigation proceedings involving the iSOFT Group:

- the proceedings in the Supreme Court of Queensland, Brisbane Registry (Proceedings No. BS9769/06), between the Australian Church in Australia Property Trust in Australia (Q) (as plaintiff) and iSOFT Australia Pty Ltd (as defendant). The plaintiff alleges that iSOFT Australia Pty Ltd breached a software supply agreement dated 17 September 2001 and made misleading and deceptive representations, such that the plaintiff has suffered loss and damage in the amount of approximately A$9,115,000; and
- the proceedings under case number CIV-2006-404-007881 filed in the High Court at Auckland, New Zealand, between I-Health Limited (as plaintiff) and iSOFT NZ Limited

and iSOFT Australia Pty Limited (as first and second respondents respectively). The proceedings arose out of a Business and Asset Sale Agreement entered into by iSOFT NZ Limited (as purchaser), iSOFT Australia Pty Limited (as the purchaser's guarantor) and I-Health Limited (as vendor), whereby iSOFT NZ Limited acquired the business and assets of I-Health Limited (including I-Health Limited's software known as "healthviews"). Payment for the business included payments based on revenue earned by iSOFT NZ Limited from the healthviews software over a five year period following settlement of the sale. I-Health Limited claims that iSOFT NZ Limited has breached its obligations under the Business and Asset Sale Agreement to, inter alia, promote and develop the healthviews software thus negatively impacting on the earn out payments due to I-Health Limited.

9.9. Expenses of the Rights Issue

The estimated expenses of the Rights Issue (exclusive of GST) are:

	(000's)
Underwriting fees and costs	A$5,816
Prospectus printing, distribution and out of pocket costs	A$45
Legal fees	A$3,710
Accounting fees	A$1,100
Listing and Share Registry fees	A$140
Total	**A$10,811**

The total estimated expenses (inclusive of GST) will be approximately A$11.22m.

9.10. Interests of experts, advisers and the Underwriter

Other than as set out below, no person named in this Prospectus as providing professional or advisory services in connection with the preparation or distribution of this Prospectus or any firm in which any such person is a partner or a director:

- has or had at any time during the two years preceding the date of this Prospectus, any interest in the formation or promotion of the Company, or in any property acquired or proposed to be acquired by the Company in connection with its formation or promotion or the Rights Issue, or in the Rights Issue;
- has been paid or agreed to be paid any amount or given or agreed to be given any other benefit for services rendered by them in connection with the formation or promotion of the Company or the Rights Issue.

ABN AMRO Rothschild has acted as underwriter to the Rights Issue and will receive an underwriting fee and management fee totalling approximately A$5.82m (exclusive of GST) for these services and reimbursement of its costs and expenses as detailed in the summary of the Underwriting Agreement set out in Section 9.4 above. ABN AMRO Rothschild has also acted as underwriter to the Conditional Placement and will receive an underwriting and management fee totalling approximately A$2.18 million (exclusive of GST) for these services and reimbursement of its costs and expenses as detailed in the summary of the Underwriting Agreement set out in Section 9.4 above. The payment of the Conditional Placement fee to ABN AMRO Rothschild is conditional upon the completion of the Merger.

Baker & McKenzie has acted as the Australian legal advisers to the Company in relation to the Rights Issue and the Australian legal and regulatory aspects of the Merger and performed work in relation to due diligence inquiries on legal matters in connection with the Rights Issue and the Merger. The Company has paid or agreed to pay an amount of approximately A$1.28m (exclusive of GST) plus disbursements for these services to the date of this Prospectus.

Macfarlanes has acted as the English legal advisers to the Company in relation to the English legal and regulatory aspects of the Merger. The Company has paid or agreed to pay an amount of approximately £1.0m (c. A$2.38m) (exclusive of VAT) plus disbursements for these services to the date of this prospectus

PricewaterhouseCoopers Securities Ltd has acted as Investigating Accountant and has prepared the Investigating Accountant's Report included in this Prospectus and performed due diligence inquiries on accounting and tax matters in relation to the Rights Issue and Merger. The Company has paid or agreed to pay an amount of approximately A$1.06m (exclusive of GST) plus disbursements for these services to the date of this Prospectus.

9.11. Interests of Directors

Other than as set out below or elsewhere in this Prospectus:

- no Director or proposed Director has, or has had in the two years before lodgement of this Prospectus, an interest in the formation or promotion of the Company, or in any property acquired or proposed to be acquired by the Company in connection with its formation or promotion or the Rights Issue, or in the Rights Issue; and
- no amounts, whether in cash or shares or otherwise, have been paid or agreed to be paid or benefit given or agreed to be given to any Director or proposed Director either

to induce him to become, or to qualify him as, a Director, or otherwise for services rendered by him in connection with the promotion or formation of the Company or the Rights Issue.

9.11.1. Directors' fees

The Constitution provides that, subject to any contract with the Company and to the Listing Rules, the Board may fix the remuneration of each of the executive Directors. That remuneration may consist of salary, bonuses or any other elements but must not be a commission on or percentage of profits or operating revenue.

The Constitution also provides that non-executive Directors are entitled to be paid an amount of remuneration which does not in any year exceed in aggregate the amount last fixed by ordinary resolution or consist of a commission on or percentage of profits or operating revenue. No amount has been fixed by ordinary resolution for these purposes.

9.11.2. Executive Services Agreements with Directors

Executive Services Agreement with Mr Gary Cohen

The Company entered into a new executive service letter agreement on 23 January 2007 with Mr Gary Cohen to act as the Executive Chairman of the Company.

Mr Cohen is entitled to receive a base salary of A$530,000 per annum. He is also entitled to receive an annual bonus of up to A$330,000 (payable in the form of 50% cash and 50% Shares under the Employee Deferred Incentive Plan) based on the achievement of agreed criteria, as well as a limited recourse interest free loan to the trustee of the Employee Loan Plan of such an amount that up to 1,500,000 Shares may be aquired under the Employee Loan Plan (subject to certain service period and performance hurdles being satisfied).

The agreement may be terminated by IBA or Mr Cohen on six months' notice or such shorter period agreed between the parties. IBA may make payment in lieu of giving Mr Cohen

The fees and other remuneration paid to the current Directors for the financial year ended 30 June 2005 were as follows:

Director	Salary, Fees and Commissions	Superannuation Contribution	Cash Bonus	Non-Cash Benefits	Equity Compensation	Total
Mr Gary Cohen	350,000	12,000	Nil	1,000	104,000	467,000
Mr Stephen Garrington	244,000	9,000	Nil	1,000	505,000	759,000
Mr Anthony Sherlock	50,000	11,000	Nil	Nil	16,000	77,000
Mr Peter Wise	35,000	3,000	Nil	Nil	Nil	38,000
Prof. Claire Jackson	16,000	1,000	Nil	Nil	Nil	17,000
Mr Amrit Chopra	Nil	Nil	Nil	Nil	Nil	Nil
Total	**695,000**	**36,000**	**0**	**2,000**	**625,000**	**1,358,000**

* Note: Fees and other remuneration were also paid to former directors of the Company who have since resigned from the Board.

The fees and other remuneration paid to the current Directors for the financial year ended 30 June 2006 were as follows:

Director	Salary, Fees and Commissions	Superannuation Contribution	Cash Bonus	Non-Cash Benefits	Equity Compensation	Total
Mr Gary Cohen	400,000	12,000	176,000	8,000	650,000	1,246,000
Mr Stephen Garrington	390,000	12,000	108,000	9,000	1,230,000	1,749,000
Mr Anthony Sherlock	50,000	5,000	Nil	Nil	16,000	71,000
Mr Peter Wise	35,000	3,000	Nil	Nil	Nil	38,000
Prof. Claire Jackson	32,000	3,000	Nil	Nil	Nil	35,000
Mr Amrit Chopra	104,000	Nil	Nil	24,000	Nil	128,000
Total	**1,011,000**	**35,000**	**284,000**	**41,000**	**1,896,000**	**3,267,000**

* Note: Fees and other remuneration were also paid to former directors of the Company who have since resigned from the Board.

notice. In the event of a material breach of the terms of the agreement or serious misconduct, IBA may terminate Mr Cohen's employment at any time. In the event that Mr Cohen is incapacitated for a period of four months in any one year, IBA may terminate his employment on two months' notice.

There are various post termination restraints on Mr Cohen competing with IBA's business.

Executive Services Agreement with Mr Stephen Garrington

The Company entered into an executive service agreement on 28 June 2004 with Mr Stephen Garrington to act as the Chief Executive Officer of the Company, pursuant to which he agrees to devote all normal working hours and any additional time, if reasonably required, to the business of the Company.

Mr Garrington is entitled to receive a base salary of A$391,000 per annum. He is also entitled to receive A$50,000 worth of Shares under the Employee Deferred Incentive Plan and the Employee Loan Plan as well as a bonus of 60% of his base salary (payable in the form of 50% cash and 50% Shares under the Employee Deferred Incentive Plan) based on the achievement of agreed criteria. This bonus for FY2007 is an amount equal to A$250,000. In addition, Mr Garrington is entitled to receive additional employee benefits which include a car allowance of up to A$40,000 and the reimbursement of certain expenses.

The agreement may be terminated by IBA or Mr Garrington on six months' notice or such shorter period agreed between the parties. IBA may make payment in lieu of giving Mr Garrington notice. In the event of a material breach of the terms of the agreement or serious misconduct, IBA may terminate Mr Garrington's employment at any time. In the event that Mr Garrington is incapacitated for a period of four months in any one year, IBA may terminate his employment on two months notice.

There are various post termination restraints on Mr Cohen competing with IBA's business

Executive Service Agreements with proposed Directors

IBA will enter into executive service agreements with Mr John Weston and Mr Bill Henry following completion of the Merger in relation to their new roles as Deputy Chairman and Group Managing Director respectively. The terms of their employment have not yet been agreed, but they will be offered terms comparable to their current employment arrangements. A brief description of their current employment arrangements is set out below.

Mr John Weston

iSOFT entered into a letter of appointment with Mr Weston commencing on 19 October 2005 to act as the non-executive Chairman of iSOFT.

Mr Weston is entitled to receive a base salary of £440,000 (c. A$1,047,200) per annum. Continuation of Mr Weston's appointment is subject to continued satisfactory performance and re-election by the shareholders at subsequent AGMs.

iSOFT may terminate the agreement immediately if Mr Weston commits any serious or repeated breach or non-observance of his obligations to the company, acts fraudulently or dishonestly, has been declared bankrupt or has been disqualified from acting as a Director.

Mr Bill Henry

iSOFT entered into a service agreement with Mr Henry on 26 June 2006 to act as the Chief Operating Officer of iSOFT.

Mr Henry is entitled to receive a base salary of £260,000 (c. A$618,800) per annum. Mr Henry may be entitled in each financial year to a performance bonus of between 50% and 100% of his base salary, based on and subject to the achievement of individual performance objectives to the satisfaction of the Board of iSOFT and, except for any bonus payable for the 2006/2007 year, iSOFT achieving minimum targets of profit, revenue and cash. Any such bonus (if any) is paid at the absolute discretion of the Board of iSOFT. iSOFT must also contribute an amount equal to 20% of Mr Henry's base salary per annum to his nominated pension scheme.

The agreement may be terminated by iSOFT or Mr Henry on 12 months' notice. iSOFT may make payment in lieu of giving Mr Henry notice. iSOFT may terminate the agreement immediately in certain circumstances, including in the event of Mr Henry's material or persistent breach of the terms of the agreement, gross misconduct or any failure to efficiently and diligently carry out his duties to the reasonable satisfaction of the iSOFT board of directors.

There are various post termination restraints on Mr Henry competing with iSOFT's business.

9.11.3. Directors' and proposed Directors' holdings of Shares

The Directors and proposed Directors have the following interests in Shares either directly or indirectly:

Director	Shares	Options
Mr Gary Cohen	61,720,949	–
Mr Stephen Garrington	5,498,018	–
Mr Anthony Sherlock	50,000	100,000
Mr Peter Wise	12,588,443	–
Prof. Claire Jackson	28,300	–
Mr Amrit Chopra	250,555	–
Proposed Director	Shares	Options
Mr Bill Henry	–	–
Mr John Weston	–	–

9.11.4. Entitlement to participate in the Rights Issue

As Shareholders, the Directors and proposed Directors (and their associates) may elect to participate in the Rights Issue and, as a consequence, may acquire further Shares in addition to those set out above.

The Entitlement of Directors and proposed Directors (and their associates) to participate in the Rights Issue and the maximum number of New Shares that may be issued to the Directors and proposed Directors (and their associates) under the Rights Issue based on the Existing Shares they (and their associates) will hold as at the Record Date, are as follows:

Director	Maximum Entitlement
Mr Gary Cohen	24,688,380
Mr Stephen Garrington	2,199,208
Mr Anthony Sherlock	20,000
Mr Peter Wise	5,035,378
Prof. Claire Jackson	11,320
Mr Amrit Chopra	100,222
Proposed Director	Maximum Entitlement
Mr Bill Henry	–
Mr John Weston	–

Mr Gary Cohen has undertaken to IBA and the Underwriter that he will procure that:

(a) each person that is an Eligible Shareholder and which is controlled by him; and

(b) Mr Brian Cohen and each person that is an Eligible Shareholder and which is controlled by Mr Brian Cohen,

subscribes for an amount of New Shares under the Rights Issue which is not less than, in aggregate, 7,500,000.

9.11.5. Directors' and officers' indemnity

In accordance with the Constitution and to the extent it is permitted to do so by the Corporations Act, the Company must indemnify and keep indemnified every officer of the Company against any liability which such an officer may incur as an officer of the Company or any of its wholly owned subsidiaries including any liability incurred as a result of appointment or nomination of the Company or any of its wholly owned subsidiaries as a trustee or as an officer of another corporation.

Without limiting the above and to the extent it is permitted to do so by the Corporations Act, the Company must indemnify and keep indemnified every officer of the Company against:

- any liability to another person (other than the Company or a related body corporate) which such an officer may incur as an officer of the Company or any of its wholly owned subsidiaries (other than a liability which arises out of conduct involving lack of good faith); and
- any liability for costs and expenses incurred by that officer as such in defending any proceedings, whether civil or criminal, arising out of that officer's conduct as an officer of the Company in which judgement is given in favour of the officer or in which the officer is acquitted or in connection with an application, in relation to such proceedings, in which the court grants relief to the officer under the Corporations Act.

9.11.6. Deeds of Access and Indemnity

The Company has entered into Deeds of Access and Indemnity with each of the current Directors setting out the rights of the Directors to access board papers and to be indemnified by the Company, including after they cease to be a Director.

9.11.7. Directors and officers insurance

The Company also maintains directors and officers insurance in respect of its Directors and officers.

9.12. Employee option and share schemes

9.12.1. Employee Share Option Plan (ESOP)

The ESOP was established in 1999 to assist in the recruitment, reward, retention and motivation of employees of the Company and its Subsidiaries by enabling the Company to grant Options to directors and employees of the Company and its Subsidiaries, subject to local regulations.

Any part time or full time employee or director of the Company or a Subsidiary who is invited by the Board (or committee of the Board) to apply for Options under the ESOP may participate in the ESOP. Invitation to participate in the ESOP is made with regard to the employee's position, services provided by the employee, the employee's record of employment or service, potential contribution to the growth of the Company and its Subsidiaries and any other matters which indicate the employee's merit.

Under the ESOP, a holder of Options will have no entitlement to participate in a new issue of Shares unless they exercise their Options so that the underlying Shares are issued before the record date for determining entitlements to participate in the new issue. If such Options are not exercised (and have vested), the terms of the ESOP provide for an adjustment to their exercise price as a consequence of such new issue of Shares in accordance with a formula set out in the ESOP.

The Company currently has 100,000 Options on issue that were granted under the ESOP, all of which were issued to Mr Anthony Sherlock, a Director. The Options may be exercised at any time up to 4 November 2009 at an exercise price of $0.72 per Share.

As indicated above, Mr Sherlock will have no entitlement to participate in the Offer in respect of the Options granted to him under the ESOP unless he exercises those Options so that the underlying Shares are issued before the Record Date.

9.12.2. Employee share plans

The Company established 3 types of share plans in 2002 to provide eligible employees and directors with the opportunity to share in the success of the Company. All 3 plans are administered through trusts established for that purpose. Further details of each plan are set out below.

9.12.2.1. Employee Deferred Incentive Plan (EDIP)

The EDIP allows eligible employees and directors of the Company and its Subsidiaries to acquire a beneficial interest in Shares on a tax deferred basis by subscribing for units in a trust established for the purposes of the EDIP ("EDIP Trust").

Any permanent employee of the Company or a Subsidiary (including any director that is a permanent employee) who is invited by the trustee that administers the EDIP Trust (at the request of the Company or the relevant Subsidiary employer) to subscribe for units in the EDIP Trust, and who remains such a permanent employee at the time of issue of those units to the employee, may participate in the EDIP.

The EDIP does not expressly provide for the rights and entitlements of holders of units in the EDIP Trust upon a new issue of Shares. However, the trustee of the EDIP Trust will notify each participant in the EDIP of the Rights Issue and advise them that they may participate in the Rights Issue in respect of the Shares held on trust for them (including by selling their Entitlements) by notifying the trustee in writing no later than 5 business days prior to the Closing Date of the number of Shares they wish the trustee to accept under the Rights Issue on their behalf, and enclosing payment for those Shares and/or the number of Entitlements they wish the trustee to sell on their behalf.

All Shares issued to the trustee of the EDIP Trust pursuant to the Rights Issue on behalf of EDIP unit holders will be held subject to the terms of the EDIP Trust.

Alternatively, under the EDIP unit holders may request the trustee of the EDIP Trust in writing to redeem their units in accordance with the terms of the EDIP. If the underlying Shares are issued or transferred to the unit holders before the Record Date, then those holders may participate in the Rights Issue in respect of those Shares.

9.12.2.2.The Exempt Employee Share Plan (EESP)

The EESP allows eligible employees of the Company and its Subsidiaries to acquire a beneficial interest in Shares on a tax exempt basis through a trust established for that purpose ("EESP Trust").

All permanent full-time and permanent part-time employees of the Company and its Subsidiaries to whom the Board (or a committee of the Board) makes an offer to participate in the EESP are eligible to participate in the EESP.

The EESP does not expressly provide for the rights and entitlements of participants in the EESP upon a new issue of Shares. However, the trustee of the EESP Trust will notify each participant in the EESP of the Rights Issue and advise them that they may participate in the Rights Issue in respect of the Shares held on trust for them (including by selling their Entitlements) by notifying the trustee in writing no later than 5 business days prior to the Closing Date of the number of Shares they wish the trustee to accept under the Rights Issue on their behalf, and enclosing payment for those Shares and/ or the number of Entitlements they wish the trustee to sell on their behalf.

All Shares issued to the trustee of the EESP Trust pursuant to the Rights Issue on behalf of EESP participants will be held subject to the terms of the EESP.

Alternatively, under the EESP participants may request the trustee of the EESP Trust in writing to withdraw the Shares held on their behalf from the EESP in accordance with the terms of the EESP (which only permit such a withdrawal after the expiry of 3 years from the acquisition of the relevant Shares or if the participant is no longer employed by the IBA Group). If the underlying Shares are issued or transferred to the participants before the Record Date, then those participants may participate in the Rights Issue in respect of those Shares.

9.12.2.3. Employee Loan Plan (ELP)

The ELP allows eligible employees of the Company or its Subsidiaries to acquire a beneficial interest in Shares by subscribing for units in a trust established for that purpose where the acquisition is funded by an interest-free non-recourse loan made available by the Company to the trustee that administers the ELP Trust ("ELP Trustee").

Any permanent employee of the Company or a Subsidiary (including any director that is a permanent employee) who is invited by the ELP Trustee (at the request of the Company or the relevant Subsidiary employer) to subscribe for units in the ELP Trust, and who remains such a permanent employee at the time of issue of units in the ELP Trust to the employee, may participate in the ELP.

The ELP does not expressly provide for the rights and entitlements of holders of units in the ELP Trust upon a new issue of Shares. However, the ELP Trustee will notify each unit holder in the ELP of the Rights Issue and advise them that they may participate in the Rights Issue in respect of the Shares held on trust for them (including by selling their Entitlements) by notifying the ELP Trustee in writing no later than 5 business days prior to the Closing Date of the number of Shares they wish the ELP Trustee to accept under the Rights Issue on their behalf, and enclosing payment for those Shares, and/or the number of Entitlements they wish the ELP Trustee to sell on their behalf.

All Shares issued to the ELP Trustee pursuant to the Rights Issue on behalf of ELP unit holders will be held subject to the terms of the ELP.

Alternatively, under the ELP unit holders may request the ELP Trustee in writing to redeem their units in accordance with the terms of the ELP. If the underlying Shares are issued or transferred to the unit holders before the Record Date, then those holders may participate in the Rights Issue in respect of those Shares.

9.13. Privacy statement

If you apply for New Shares, you will provide personal information to the Company and the Share Registry. The Company and the Share Registry collect, hold and use your personal information in order to process your Entitlement and Acceptance Form, service your needs as an investor, provide facilities and services that you request and carry out appropriate administration.

Corporations and tax laws also require some of the information to be collected. If you do not provide the information requested, your Entitlement and Acceptance Form may not be able to be processed efficiently, or at all.

The Company and the Share Registry may disclose your personal information for purposes related to your investment to their agents and service providers including those listed below or as otherwise authorised under the Privacy Act:

- the Underwriters in order to assess you Application;
- the Share Registry for on-going administration of the register; and
- the printers and the mailing house for the purposes of preparation and distribution of holding statements and for handling of mail.

Under the Privacy Act, you may request access to your personal information held by (or on behalf of) IBA or the Share Registry. You can request access to your personal information by telephoning the IBA Rights Issue Information Line on 1300 306 152 (from within Australia) or +61 3 9415 4305 (from outside Australia) or writing to IBA through the Share Registry at Computershare Investor Services Pty Limited, at GPO Box 253 Sydney NSW 2001 Australia.

9.14. Consents

The following parties have given, and have not, before the lodgement of this Prospectus, withdrawn their consent to being named in this Prospectus and to the inclusion of the following information in the form and context in which it is included.

ABN AMRO Rothschild has consented to being named as the underwriter to the Rights Issue in the form and context in which its name and services appear. ABN AMRO Rothschild does not make any other statement in this Prospectus, nor is any other statement in this Prospectus based on a statement made by it.

ABN AMRO Morgans Corporate Limited has consented to being named as a co-lead manager to the Rights Issue in the form and context in which its name and services appear. ABN AMRO Morgans Corporate Limited does not make any other statement in this

Prospectus, nor is any other statement in this Prospectus based on a statement made by it.

BBY Limited has consented to being named as a co-lead manager to the Rights Issue in the form and context in which its name and services appear. BBY Limited does not make any other statement in this Prospectus, nor is any other statement in this Prospectus based on a statement made by it.

Baker & McKenzie has consented to being named in the Prospectus as the Australian legal advisers to the Company in the form and context in which its name appears. Baker & McKenzie does not make any other statement in this Prospectus, nor is any other statement in this Prospectus based on a statement made by it.

Macfarlanes has consented to being named in the Prospectus as the English legal advisers to the Company in the form and context in which its name appears. Macfarlanes does not make any other statement in this Prospectus, nor is any other statement in this Prospectus based on a statement made by it.

PricewaterhouseCoopers Securities Ltd has consented to being named in the Prospectus as the Investigating Accountant in the form and context in which it is named and to the inclusion of its Investigating Accountant's Report in the Prospectus. PricewaterhouseCoopers Securities Ltd does not make any other statement in this Prospectus, nor is any other statement in this Prospectus based on a statement made by it.

Deloitte & Touche LLP has consented to being named in the Prospectus in the form and context in which it is named and to the inclusion of the audit report dated 25 August 2006 included in the financial statements of iSOFT Group plc for the year to 30 April 2006 and the independent review report dated 10 December 2006 included in the financial statements of iSOFT Group plc for the half year to 31 October 2006 in the Prospectus in the form and context in which those statements appear. Deloitte & Touche LLP has not authorised or caused the issue of the Prospectus and has not made any statement that is included in the Prospectus or any statement on which a statement made in the Prospectus is based, other than as specified above. Deloitte & Touche LLP, to the maximum extent permitted by law, expressly disclaims and takes no responsibility for any part of the Prospectus, other than as specified above.

ABN AMRO Corporate Finance Limited has consented to being named in the Prospectus in the form and context in which its name and services appear and to the inclusion of references to its report in connection with the Company's acquisition of iSOFT, dated 26 February 2007 in this Prospectus. ABN AMRO Corporate Finance Limited does not make any other statement in this Prospectus, nor is any other statement in this Prospectus based on a statement made by it.

PKF Corporate Advisory Services (NSW) Pty Ltd has consented to being named in the Prospectus in the form and context in which its name appears and to the inclusion of references to its report in connection with the Company's acquisition of iSOFT, and all statements based on that report, in this Prospectus in the form and context in which that report and those statements appear. PKF Corporate Advisory Services (NSW) Pty Ltd does not make any other statement in this Prospectus, nor is any other statement in this Prospectus based on a statement made by it.

Mr Bill Henry has consented to being named in the Prospectus as a proposed Director in the form and context in which he is named. Mr Henry does not make any other statement in this Prospectus, nor is any other statement in this Prospectus based on a statement made by him.

Mr John Weston has consented to being named in the Prospectus as a proposed Director in the form and context in which he is named. Mr Weston does not make any other statement in this Prospectus, nor is any other statement in this Prospectus based on a statement made by him.

Computershare Investor Services Pty Limited has consented to being named in the Prospectus as the Share Registry of the Company in the form and context in which it is named. Computershare Investor Services Pty Limited does not make any other statement in this Prospectus, nor is any other statement in this Prospectus based on a statement made by it. Computershare Investor Services Pty Limited has had no involvement in the preparation of any part of the Prospectus other than being named as the Share Registry of the Company. Computershare Investor Services Pty Limited has not authorised or caused the issue of, and expressly disclaims and takes no responsibility for, any part of the Prospectus.

Each of the parties referred to above, to the maximum extent permitted by law, expressly disclaims and takes no responsibility for any part of this Prospectus other than the reference to its name and the statement or report included in this Prospectus with the consent of that party, as specified above.

9.15. Previously disclosed information

IBA is a disclosing entity for the purposes of the Corporations Act and has issued this Prospectus in accordance with the provisions of the Corporations Act applicable to prospectuses for continuously quoted securities. This Prospectus is intended to be read in conjunction with information previously publicly disclosed by IBA.

As a disclosing entity, IBA is subject to regular reporting and disclosure obligations. As a listed company, IBA is subject to the Listing Rules which require immediate disclosure to the market of any information of which the Company is aware which a reasonable person might expect to have a material impact on the price or value of its Shares, subject to limited exceptions for certain confidential information.

ASX maintains detailed records of company announcements for all companies listed on the ASX. All of IBA's announcements since it was admitted to the official list of ASX on 30 March 2000 can be viewed at www.asx.com.au.

ASIC also maintains records in respect of documents lodged with it by IBA, and these may be obtained from or inspected at an office of ASIC.

IBA will provide free of charge to any person who requests it during the application period under this Prospectus a copy of:

(a) IBA's annual report for the financial year ended 30 June 2006 lodged with ASIC ("Annual Report");

(b) any half-year financial report lodged with ASIC by IBA after lodgement of the Annual Report and before lodgement of this Prospectus with ASIC; and

(c) any announcements made by IBA to the ASX after lodgement of the Annual Report and before lodgement of this Prospectus with ASIC. Details of these announcements are as follows:

Date	Title
15/05/2007	Trading Halt Update
09/05/2007	Suspension from Official Quotation
08/05/2007	IBA Roadshow for possible iSOFT Acquisition
07/05/2007	IBA Explores Capital Raising for iSOFT Acquisition
07/05/2007	Trading Halt
01/05/2007	Signs LOI for PHR across Asia & $1.5m PAS licence
30/04/2007	IBA Solutions for new Hospital in Shanghai
27/04/2007	Signs LOI for PHR across Asia & $1.5m PAS licence
05/04/2007	IBA Solutions for new Hospital in Shanghai
05/04/2007	Open Briefing – iSOFT discussions and Market Update
05/04/2007	Ceasing to be a substantial holder
23/03/2007	Change of Director's Interest Notice
05/04/2007	Change of Director's Interest Notice
23/03/2007	Becoming a substantial holder
14/03/2007	Ceasing to be a substantial holder
13/03/2007	Appendix 3B
13/03/2007	DRP – Share Price
09/03/2007	Wins $1.2m of new orders in South Africa & Australia
05/03/2007	IBA Strategy in India Delivers Results
28/02/2007	On-Going Discussions with iSOFT
26/02/2007	Audio Broadcast of Half Year Results
26/02/2007	Half Year Results Presentation
26/02/2007	Half Yearly Report and Accounts
22/02/2007	Audio Broadcast
21/02/2007	Half Year Results Presentation
20/02/2007	Appendix 3B
16/02/2007	Statement regarding recent press speculation
13/02/2007	China Update
05/02/2007	Audio Broadcast

Date	Title
05/02/2007	IBA to be implemented in leading sports medicine facility
25/01/2007	Conditions for shares under IBA Share Plan
25/01/2007	Half Year Results date
16/01/2007	Response to ASX Query
09/01/2007	Change of Director's Interest Notice
09/01/2007	Change of Director's Interest Notice
18/12/2006	Signs A$2.25m licence extension with IPN
14/12/2006	Trading Update Audio Broadcast
13/12/2006	Trading Update
05/12/2006	Change of Director's Interest Notice
05/12/2006	Change of Director's Interest Notice Amendment
05/12/2006	Becoming a substantial holder
07/05/2007	Trading Halt
21/11/2006	Open Briefing. IBA Health. On China Developments
20/11/2006	Appendix 3B
20/11/2006	Change of Director's Interest Notice
17/11/2006	Change of Director's Interest Notice
14/11/2006	Change of Director's Interest Notice
14/11/2006	Change of Director's Interest Notice
14/11/2006	Appendix 3B
13/11/2006	Final Director's Interest Notice
09/11/2006	2006 AGM Results
09/11/2006	2006 AGM Chairman's & CEO's Presentation
09/11/2006	Chairman's Address to Shareholders
09/11/2006	Forms Chinese JV
09/11/2006	Receives A$17m order for 3 Malaysian MOH Hospital
08/11/2006	IBA Audio Broadcast
07/11/2006	Ceasing to be a substantial holder from MBL
02/11/2006	Criteria for Determining Long Term Incentives – ESP
02/11/2006	Frost & Sullivan award to IBA for Asian Growth Strategy
31/10/2006	Change in substantial holding from MBL
25/10/2006	Change of Director's Interest Notice
25/10/2006	Change of Director's Interest Notice
24/10/2006	2006 AGM
19/10/2006	Change of Director's Interest Notice
19/10/2006	Change in substantial holding
19/10/2006	Change of Director's Interest Notice
19/10/2006	Appendix 3B
16/10/2006	Change in substantial holding from MBL
12/10/2006	DRP Price
11/10/2006	Audio Broadcast
11/10/2006	Confirms A$21.8m revenue from MOH Hospitals Malaysia
10/10/2006	Change of Director's Interest Notice
09/10/2006	Ceasing to be a substantial holder
06/10/2006	Annual General Meeting
03/10/2006	IBA's Asia strategy receives support from Malaysian Govt

Requests for documents should be directed to IBA's Company Secretary.

9.16. Directors' authorisation

All Directors have consented to the lodgement and issue of this Prospectus, and have not withdrawn that consent prior to lodgement of this Prospectus, in accordance with section 720 of the Corporations Act.

Mr Bill Henry and Mr John Weston, who are named in this Prospectus as proposed Directors, have consented to the lodgement and issue of this Prospectus, and have not withdrawn that consent prior to lodgement of this Prospectus, in accordance with section 720 of the Corporations Act.

9.17. Reference to publications

References are made in this Prospectus to material that is attributed to various sources. These references are based on statements that are already published in public documents or a book or journal or comparable publication. Those organisations did not prepare those materials specifically for this Prospectus and have had no involvement in the preparation of any part of this Prospectus.

9.18. Governing law

This Prospectus and the contracts that arise from the acceptance of Applications are governed by the law applicable in New South Wales and each Applicant submits to the exclusive jurisdiction of the courts of New South Wales.

Glossary of terms

A$, AUD or dollars	Australian dollars
£ or pounds sterling	Great British pounds
ABN AMRO	ABN AMRO Bank N.V., London Branch
ABN AMRO Rothschild	the Australasian joint venture between ABN AMRO Equity Capital Markets Australia Limited (ABN 17 000 757 111) (AFSL 221950) and N.M. Rothschild & Sons Limited (ARBN 121 247 345) part of the Worldwide Equity Capital Markets Joint Venture of the Rothschild and ABN AMRO Groups
Additional New Shares	the Shares applied for by Eligible Shareholders in addition to their Entitlement
AIFRS	Australian equivalents of the International Financial Reporting Standards
Allotment	The issue of New Shares to Eligible Shareholders under the Rights Issue
Americas	US and Canada, Central and South America
Announcement	the announcement by IBA of the Merger on 16 May 2007
Applicant	a person who submits an Application pursuant to this Prospectus
Application	an application for New Shares pursuant to the Rights Issue
Application Monies	monies received from Eligible Shareholders in respect of their Applications
ASIC	Australian Securities and Investments Commission
ASTC Settlement Rules	the ASTC Settlement Rules issued by ASX Settlement and Transfer Corporation Pty Ltd (ABN 49 008 504 532)
ASX	ASX Limited (ABN 98 008 624 691)
Authorisation	all authorisations, orders, grants, recognitions, confirmations, consents, licenses, clearances, certificates, permissions and approvals
BBY	BBY Limited (ABN 80 006 707 777)
Board of IBA	the board of directors of IBA
Board of iSOFT	the board of directors of iSOFT
c.	circa or approximately
CAGR	Compounded average growth rate
Capital Reduction	the reduction of iSOFT's share capital under section 137 of the UK Companies Act 1985 provided for by the Scheme
CfH	Connecting for Health, an agency of the UK Department of Health responsible for delivery of NPfIT
CHESS	Clearing House Electronic Sub-register System
City Code on Takeovers and Mergers	the principles and rules governing takeovers of a UK public company
Closing Date	5.00pm (Sydney time), 8 June 2007, being the last day on which completed Entitlement and Acceptance Forms will be accepted (subject to variation)
Co-Lead Managers	ABN AMRO Morgans and BBY
Complete or Completion	completion of the Merger which in the case of the Scheme, means the Scheme becoming effective or, in the case of a takeover offer, means when such offer becomes or is declared to be wholly unconditional
Completion Date	the date when the Scheme becomes effective
Conditional Placement	a placement of new Shares for A$1.05 per Share to raise A$54.5 million (before expenses) proposed to be made to institutions and professional and sophisticated investors, which will be fully underwritten by the Underwriter, and is conditional on the Scheme becoming effective
Corporations Act	the Corporations Act 2001 (Cth)
Court	the High Court of Justice in England and Wales
Court Approval	the sanction of the Scheme and the confirmation of the Capital Reduction by the Court
CSC	CSC Computer Sciences Limited

CSC Contract or CSC Agreement	the contract between iSOFT PLC and CSC dated 28 April 2004 for the provision of an integrated care record system and associated services to a series of "clusters" of hospitals, as amended, a summary of which is contained in Section 9.6
CSC Definitive Agreement	the change control notice currently being negotiated between CSC and iSOFT plc pursuant to which the CSC Agreement will be amended and consolidated
Directors or Directors of IBA	the directors of IBA
Directors of iSOFT	the directors of iSOFT
EBITDA	earnings before interest, tax, depreciation and amortisation
EBIT	earnings before interest and tax
EEM	East and East Midlands
eHealth Networks	eHealth Networks Pty Ltd (ABN 86 112 620 014)
Eligible Shareholders	Shareholders at 7.00pm (Sydney time) on the Record Date with a registered address in Australia, New Zealand, Hong Kong, the Sultanate of Oman, the United Kingdom or the United States who are eligible to participate in the Rights Issue in accordance with Section 1
Enlarged Group	represents the combination of IBA and iSOFT after Completion
Entitlement or Rights	the entitlement to 2 New Shares for every 5 Shares held at 7.00pm (Sydney time) on the Record Date by Shareholders
Entitlement and Acceptance Form	each Entitlement and Acceptance Form accompanying this Prospectus upon which an application for New Shares may be made
EPR	Electronic Patient Records
ESA Agreement	the agreement between the Secretary of State for Health in England and Wales and iSOFT dated 21 April 2005
Existing Shares	Shares held by an Eligible Shareholder as at the Record Date
Expiry Date	the date which is 13 months after the date of this Prospectus
Facilities Agreement	as described in Section 9.5.1
FY	financial year
GDP	gross domestic product
Group Executives	as described in Section 7.2
HIN	Holder Identification Number
HSE or Health Service Executive	a government agency established under the Health Act, 2004 (Ireland) which is responsible for the provision of healthcare with public funds in the Republic of Ireland
HSE Agreement	the agreement between HSE and iSOFT referred to in Section 6.2.6
HY	half year
IBA Constitution	the constitution of IBA
IBA Consideration Shares	new shares to be issued to iSOFT shareholders in accordance with the terms of the Scheme in connection with the Merger
IBA or the Company	IBA Health Limited (ABN 66 063 539 702)
IBA Group or the Group	IBA and its Subsidiaries
IFRS	International Financial Reporting Standards
Ineligible Foreign Shareholders	Shareholders at 7.00pm (Sydney time) on the Record Date with a registered address in a jurisdiction other than Australia, New Zealand, Hong Kong, the Sultanate of Oman, the United Kingdom and the United States unless the Company, in its absolute discretion, is satisfied that such Shareholders may accept their Entitlements in the absence of any governmental or other consents or observation of any other formalities

Institutional Investor	an investor to whom offers or invitations in respect of New Shares can be made without the need for a lodged prospectus or other formality. This includes, in Australia, persons to whom offers or invitations in respect of securities can be made without the need for a lodged prospectus under section 708 of the Corporations Act and who is not a US Person or acting for the account or benefit of a US Person
Investigating Accountant	PricewaterhouseCoopers Securities Ltd (ABN 54 003 311 617)
iSOFT	iSOFT Group Plc
iSOFT EGM	the extraordinary general meeting of iSOFT shareholders to be convened in connection with the Scheme
iSOFT Group	iSOFT Group Plc and its subsidiaries
iSOFT plc	a wholly owned subsidiary of iSOFT Group
iSOFT Shareholder Approval	approval of the Scheme by the shareholders of iSOFT at the Scheme Meeting and the iSOFT EGM
iSOFT Shares	the shares of iSOFT
Issue Price	the price payable for each of the New Shares under the Rights Issue, being A$1.05
IT	information technology
Lead Manager	ABN AMRO Rothschild
Listing Rules	the official listing rules of the ASX
Medicare Australia	Medicare Australia, an Australian government agency
Merger	the proposed acquisition, expected to be implemented by a wholly owned subsidiary of IBA, of the entire issued and to be issued ordinary share capital of iSOFT, to be effected by means of a scheme of arrangement under section 425 of the UK Companies Act or, should IBA or its wholly owned subsidiary elect, by way of a takeover offer
New Debt Facilities	the new debt facilities described in Section 9.5
New Shares	the Shares offered under this Prospectus under the Rights Issue
NHS or National Health Service	the UK National Health Service
NPfIT	the UK Department of Health's national programme for information technology called "Developing 21st Century IT Support for the NHS", an initiative by the National Health Service to move towards an electronic care record for patients and to connect 30,000 general practitioners to 300 hospitals, providing secure and audited access to these records by authorised health professionals in England
Options	options to subscribe for Shares in the Company
Optionholders	holders of Options
PAS	Patient Administration Systems
PIK	payment in kind
Placement Price	the price payable for each of the Placement Shares under the Conditional Placement being A$1.05
Placement Shares	the new Shares offered under the Conditional Placement
Privacy Act	the Privacy Act 1988 (Cth)
Prospectus	this prospectus dated 16 May 2007 and any supplementary or replacement prospectus
Record Date	24 May 2007
Regeneration Plan	as described in Section 4.2.4
Renunciation and Transfer Form	form to be used by Shareholders on the Issuer sponsored subregister for the purpose of transferring their Entitlements
Rights Issue	as described in Section 1
Scheme	the scheme of arrangement between iSOFT and its shareholders under section 425 of the UK Companies Act 1985 to effect the Merger

Scheme Document	the document to be issued by iSOFT to iSOFT shareholders in connection with the Scheme
Scheme Meeting	the meeting of iSOFT shareholders to approve the Scheme to be convened pursuant to an order of the Court under Section 425 of the UK Companies Act 1985
Security Agreement	the agreement between IBA and ABN AMRO Bank N.V., London Branch, as described in Section 9.5.2
Share or Shares	fully paid ordinary shares in the capital of IBA
Shareholder or Shareholders	a registered holder of Shares
Share Registry	Computershare Investor Services Pty Limited (ABN 48 078 279 277)
SPK Group	as described in Section 3.3.2
Subordination Agreement	the agreement between IBA and, among others, ABN AMRO Bank N.V., London Branch, as described in Section 9.5.3
Subsidiary	has the meaning given in the Corporations Act
SWI	SW International Systems Pte Ltd
Takeover Panel	the UK Panel on Takeovers and Mergers
UK	the United Kingdom
UK FSA	UK Financial Services Authority
Underwriter	ABN AMRO Rothschild
Underwriting Agreement	the underwriting agreement between IBA and the Underwriter, as described in Section 9.4
US or United States	United States of America
US Securities Act	US Securities Act of 1933
US Person	has the meaning given in Regulation S under the US Securities Act

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Corporate directory

IBA Health Limited

Darling Park, Tower One
Level 8, 201 Sussex Street
Sydney NSW 2000

Lead Manager and Underwriter

ABN AMRO Rothschild
Level 29, ABN AMRO Tower
Corner Philip and Bent Streets
Sydney NSW 2000

Co-Lead Managers

ABN AMRO Morgans Corporate Limited
Level 29, Riverside Centre
123 Eagle Street
Brisbane QLD 4000

BBY Limited
Level 17, MetCentre
60 Margaret Street
Sydney NSW 2000

Australian Legal Adviser

Baker & McKenzie
Level 27, AMP Centre
50 Bridge Street
Sydney NSW 2000

English Legal Adviser

Macfarlanes
10 Norwich Street
London EC4A 1BD
UNITED KINGDOM

Investigating Accountant

PricewaterhouseCoopers Securities Ltd
Darling Park, Tower 2
201 Sussex Street
Sydney NSW 2000

Share Registry

Computershare Investor Services Pty Limited
Level 3
60 Carrington Street
Sydney NSW 2000

Rights Issue enquiries

1 300 306 152 (from within Australia)
+61 3 9415 4305 (International)

www.ibahealth.com

ibahealth

ANNOUNCEMENT TO THE ASX

IBA announces A$333 million recommended offer for iSOFT creating one of the world's largest eHealth companies

16 May 2007 – IBA Health Limited (ASX: IBA) ("IBA"), Australia's largest listed eHealth company, today announced that IBA and the board of iSOFT Group plc (LSE: IOT) ("iSOFT") have reached agreement on the terms of a recommended all-share offer under which IBA will acquire the entire ordinary share capital of iSOFT, creating one of the world's largest healthcare information systems providers.

Under the terms of the offer, to be effected by a scheme of arrangement, iSOFT shareholders will be entitled to receive 1.1 new IBA shares for each iSOFT share, valuing each iSOFT share at A$1.38 (58.1 pence) and iSOFT's equity capital at approximately A$333 million (£140 million).

IBA also announced today that:

- it has successfully launched and allocated a A$54.5 million conditional placement of 51.9 million IBA shares at an issue price of A$1.05, which was over-subscribed by a range of international and domestic institutions;
- a A$145.4 million renounceable rights issue offering IBA shareholders 2 new IBA shares at a price of A$1.05 per share for every 5 shares they own at 24 May 2007 has been fully underwritten by ABN AMRO Rothschild; and
- ABN AMRO has agreed to provide to IBA new debt facilities of £130 million (A$309 million), subject to satisfying a number of conditions.

These funds will enable IBA to refinance iSOFT's existing bank facilities, which are repayable on a change of control, and will provide the enlarged group with working capital, an appropriate capital structure and a strong balance sheet.

The offer provides significant benefits for IBA's shareholders and is expected to increase IBA's FY2008 earnings per share significantly before amortisation of acquisition-related intangibles and one-off integration costs, and after expected synergy benefits. Full run rate annual cost synergies totalling approximately A$27 million, arising primarily from a reduction of overheads through combining infrastructure and premises, are expected to be realised in FY2009[1].

The merger of IBA and iSOFT will create one of the world's largest healthcare IT providers, with an installed base of approximately 13,000 healthcare systems across the UK, Ireland, continental Europe, Africa, the Middle East, Asia, Australia and New Zealand. The two companies have complementary geographical footprints and product portfolios, and it is expected that considerable revenue growth opportunities can be created through cross-selling a larger product portfolio to a broader customer base. The enlarged group will also be able to benefit from its increased offshore IT development resources and other economies of scale, which are expected to enable it to improve margins.

[1]This statement regarding earnings per share enhancement is not a profit forecast and should not be interpreted to mean that the enlarged group's future earnings per share will necessarily match or exceed the historical published earnings per share of IBA.

ibahealth

Mr Gary Cohen, executive chairman of IBA, said: "The merger of IBA and iSOFT is a continuation of our international growth strategy, started three years ago. Through combining the experienced management and technical expertise of the two businesses, together with the financial strength provided by the capital raising, the enlarged group will deliver exciting growth and value to shareholders, customers and employees. With iSOFT's key position in the UK National Programme for IT (NPfIT), which is expected to contribute revenue of more than A$700 million over the life of the contract, IBA will have an influential reference site for future worldwide deployment.

"We are very pleased with the book-build for the conditional placement, which closed over-subscribed. Institutional and sophisticated investors in the UK, Asia, Australia and New Zealand clearly recognised the high quality of the merger plan and the significant opportunity to create a company capable of operating on a global scale."

Mr John Weston, chairman and acting CEO of iSOFT, stated in an announcement which was released in the UK and is attached to this release: "Since our AGM last October we have conducted a thorough review of all the options open to iSOFT to secure its long term funding and to determine the most appropriate route forward. We believe that this offer from IBA and the associated refinancing of the combined business's balance sheet will enable continuity on NPfIT on a sound footing and will establish a platform for growing the business in the future. It is also recognition of the considerable progress we have made as a company since the middle of 2006."

A break fee of £1.4 million (A$3.3 million), payable in certain circumstances, has been agreed between IBA and iSOFT.

Key Details of the Offer

The offer will be effected through a scheme of arrangement under section 425 of the UK Companies Act under which iSOFT shareholders will be entitled to receive 1.1 IBA consideration shares for each iSOFT share held and iSOFT will become a wholly-owned subsidiary of IBA.

The total cost of acquiring iSOFT is estimated to be approximately A$368.5 million which reflects:–

- the issue of 1.1 IBA shares in exchange for each iSOFT share. The number of iSOFT shares assumed at completion has been calculated as 241.1 million existing iSOFT shares including 8.6 million new iSOFT shares that are expected to be issued on crystallisation of iSOFT warrants. This will result in the issue of 265.2 million IBA consideration shares to iSOFT shareholders in exchange for their 241.1 million iSOFT shares. The 265.2 million IBA consideration shares issued at the current IBA share price of A$1.255 at 4 May 2007 equate to a consideration of approximately A$333 million; and
- costs directly associated with the offer of A$35.7 million which comprise advisory costs of c.A$21.9 million and iSOFT's outstanding PIK interest payment of A$13.8 million (£5.6 million) representing the amount payable from 1 January 2007 to the expected completion date of the offer.

The IBA consideration shares issued to iSOFT shareholders pursuant to the offer will account for approximately 33.1% of the enlarged group's share capital following completion of the offer, the conditional placement and the rights issue.

The offer is conditional upon, among other things:–

- the approval of a majority in number of those iSOFT shareholders present and voting, either in person or by proxy, at the scheme meeting and representing 75% or more in value of all iSOFT shares held by such iSOFT shareholders;
- the passing of a special resolution necessary to approve the scheme by iSOFT shareholders at the iSOFT EGM (which requires a majority of at least 75% of the votes cast); and

- other conditions that must be satisfied or waived, including obtaining the consent of CSC, iSOFT's largest customer, to the change in control of iSOFT as a result of the completion of the offer.

Conditional placement of IBA shares

The conditional placement was undertaken by ABN AMRO Rothschild via an institutional and sophisticated investor book-build in Australia and overseas. The placing price of A$1.05 per share represents a 16.3% discount to the closing price of A$1.255 on the day before ASX granted a trading halt for the conduct of the conditional placement. The conditional placement represents approximately 15% of IBA's pre-existing issued capital.

The conditional placement is subject to a number of conditions, including completion of the offer and CSC consenting to the change of control of iSOFT. Accordingly, subscribers to the conditional placement (unlike subscribers for new shares in the rights issue) will only pay for and be issued with new IBA placement shares upon satisfaction of these conditions.

Settlement of the conditional placement is expected to occur by 1st August 2007. The holders of the new IBA placement shares will not be entitled to participate in the rights issue.

Rights issue of IBA shares

The renounceable rights issue will provide existing investors with the opportunity to subscribe for 2 new IBA rights issue shares for every 5 existing IBA shares held on the record date at A$1.05 per share, the same price at which the conditional placement was offered. The rights issue is fully underwritten by ABN AMRO Rothschild.

A total of up to approximately 138.5 million new IBA rights issue shares will be issued under the rights issue. The rights issue price represents a 16.3% discount to the closing price of A$1.255 on the day before ASX granted a trading halt for the purpose of allowing IBA to approach institutional investors to raise equity in connection with the offer.

The rights issue will be made pursuant to a prospectus which has been lodged with ASIC today and will be dispatched to all eligible shareholders on or about 25 May 2007. IBA shareholders wishing to take up their entitlement will need to complete an entitlement and acceptance form which will accompany the prospectus. To be eligible to participate in the rights issue, IBA shareholders must have been registered holders of IBA shares at the record date (24 May 2007), with registered addresses in Australia, New Zealand, Hong Kong, the United Kingdom, the Sultanate of Oman or the United States.

The entitlements are renounceable, which means that eligible shareholders who do not wish to take up their entitlement may choose to sell their entitlements on the ASX. Each individual entitlement may be dealt with separately.

If the offer does not complete, IBA will seek to return an amount approximately equivalent to the funds raised from the rights issue to shareholders net of fees and expenses associated with the rights issue.

The rights issue prospectus is available as a separate document and is available on IBA's website www.ibahealth.com.

ibahealth

New debt facilities

ABN AMRO has agreed to provide IBA with new debt facilities of £130 million (A$309 million) subject to a number of conditions including the completion of the offer, CSC consenting to the change of control of iSOFT and (i) in the case of the new term loan facility, receipt by IBA of at least £80 million (c.A$190 million) subscriptions under the conditional placement and rights issue and (ii) in the case of the new bank guarantee facility and new revolving credit facility, the underwriting of the conditional placement remaining in full force and effect at the time of first utilisation.

Summary of key dates (these dates are subject to change and indicative only):

Rights issue	**Date**
Lodgement of prospectus with ASIC and announcement of the rights issue	16 May 2007
Rights trading commences	18 May 2007
Record date for entitlements under the rights issue	24 May 2007
Prospectus and entitlement and acceptance forms despatched	25 May 2007
Rights trading ends	1 June 2007
New shares commence trading on a deferred settlement basis	4 June 2007
Closing date for acceptances and payment in full	8 June 2007
Allotment of new shares	18 June 2007
Despatch of holding statements	19 June 2007
Normal trading commences for new shares on ASX	20 June 2007
Merger	
Announcement of the merger	16 May 2007
Posting of scheme document	12 June 2007
iSOFT scheme meeting and iSOFT EGM	6 July 2007
Court hearing to sanction scheme	25 July 2007
Court hearing to enforce capital reduction	27 July 2007
Scheme and capital reduction become effective	30 July 2007
Conditional placement	
Settlement of shares issued under the conditional placement	1 August 2007

The attached announcement has been released in the UK. Please refer to the rights issue prospectus for A$ equivalent conversions from £.

End of release

For further information contact:

Gary Cohen
Executive Chairman
IBA Health Limited
Phone: +61 2 8251 6700

Email: gary.cohen@ibahealth.com

Media
Greg King
Communications and Business Development Director
IBA Health Limited
Phone: +61 413 621 111

Email: greg.king@ibahealth.com

Anthony Tregoning
Managing Director
Financial & Corporate Relations
Phone: +61 2 9235 1666 or +61 407 231 282

Email: a.tregoning@fcr.com.au

ibahealth

About IBA Health

IBA Health Limited (ASX-IBA) is the largest health information technology company listed on the Australian Securities Exchange.

IBA Health provides information and communication solutions to connect providers, payers, patients and communities IBA Health's range of systems are designed to support workflows across all health sectors including hospitals, clinics, aged and community care facilities, primary care as well as claims and payments processes.

IBA Health has a global team of over 500 health and technology professionals who work with healthcare providers to bring an unrivalled depth of experience to address all aspects of their partners' care delivery needs

IBA Health has over 500 hospital and clinic installations covering Australia, New Zealand, South East Asia, China, India, The Middle East and South Africa. Industry leading customers include tertiary research and teaching facilities and multi enterprise care delivery organisations.

In Australia IBA Health is a leading provider to over 5,000 Primary Care providers, 300 Aged and Community Care facilities, 50% of Private Hospitals, public hospitals and the Australian Defence Force. With one of the largest eHealth Network in the Southern Hemisphere IBA is at the forefront of transmitting both financial and clinical data to General, Specialist and Allied Health professionals, Medicare Australia and Private Health Funds

For more information on IBA Health, please visit the Company's website at www.ibahealth.com.

Notice of Dealing Disclosure Requirements Under The UK City Code on Takeovers and Mergers

Under the provisions of Rule 8.3 of the Takeover Code (the "Code"), if any person is, or becomes, "interested" (directly or indirectly) in 1% or more of any class of "relevant securities" of IBA Health Limited or of iSOFT Group plc, all "dealings" in any "relevant securities" of that company (including by means of an option in respect of, or a derivative referenced to, any such "relevant securities") must be publicly disclosed by no later than 3 30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional as to acceptances, lapses or is otherwise withdrawn or on which the "offer period" otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an "interest" in "relevant securities" of IBA Health Limited or iSOFT Group plc, they will be deemed to be a single person for the purpose of Rule 8 3.

Under the provisions of Rule 8.1 of the Code, all "dealings" in "relevant securities" of IBA Health Limited, or of iSOFT Group plc by IBA Health Limited or iSOFT Group plc, or by any of their respective "associates", must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose "relevant securities" "dealings" should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel's website at www thetakeoverpanel org.uk.

"Interests in securities" arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an "interest" by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities

Terms in quotation marks are defined in the Code, which can also be found on the Panel's website. If you are in any doubt as to whether or not you are required to disclose a "dealing" under Rule 8, you should consult the Panel.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART, IN, INTO OR FROM THE UNITED STATES, CANADA, JAPAN OR ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION

15 May 2007

RECOMMENDED OFFER

for

iSOFT Group plc ("iSOFT")
by

IBA Health Limited ("IBA")

Summary

- The iSOFT Directors and the IBA Directors are pleased to announce that they have reached agreement on the terms of a recommended all-share Offer, to be effected by means of a scheme of arrangement, under which a wholly-owned subsidiary of IBA will acquire the entire issued and to be issued ordinary share capital of iSOFT, creating one of the largest international providers of healthcare information systems.
- Under the terms of the Offer, iSOFT Shareholders will be entitled to receive 1.1 IBA Consideration Shares for each iSOFT Share held. IBA is listed on the Australian Securities Exchange with a market capitalisation of A$434 million (£183 million).[1]
- The Offer values each iSOFT Share at 58.1 pence and the entire issued and to be issued share capital of iSOFT at approximately £140 million, based on the price of an IBA Share of A$1.255, being the closing mid-market price on the ASX on 4 May 2007 (being the last day prior to the date on which IBA was granted a trading halt for its shares by the ASX). IBA is raising new equity (as described below) and adjusted for the impact of this equity issue, the Offer values each iSOFT share at 54.7 pence and the entire issued and to be issued share capital of iSOFT at approximately £132 million.
- IBA will finance the repayment of iSOFT's existing bank facilities, which are repayable upon a change of control, and the ongoing working capital requirements of the Enlarged Group, through a combination of the proceeds of a Conditional Placement and a Rights Issue, to raise a total of A$200 million (£84 million) before expenses, and committed New Debt Facilities of £130 million (A$309 million). The Placing Price and the Rights Issue Price have been set at A$1.05. The Conditional Placement and the Rights Issue have been underwritten by ABN AMRO Rothschild. The Rights Issue is not conditional upon completion of the Offer. The Conditional Placement is subject to a number of conditions, including completion of the Offer and CSC consenting to the change of control in iSOFT upon completion of the Offer. The New Debt Facilities have been arranged and underwritten by ABN AMRO and are subject to a number of conditions including completion of the Offer, CSC consent to the change of control of iSOFT upon completion of the Offer and (i) in the case of the new term loan facility, receipt by IBA of at least £80 million subscriptions under the Conditional Placement and Rights Issue and (ii) in the case of the new bank guarantee facility and new revolving credit facility, the underwriting of the Conditional Placement remaining in full force and effect at the time of first utilisation. The reason for the delay in availability of the new term loan facility is that the cash proceeds of the Conditional Placement will only be received (pursuant to the underwriting or subscriptions received from eligible IBA Shareholders) after first utilisation of the facilities

following completion of the Offer. If those cash proceeds are not received within five business days, an event of default will occur under the New Debt Facilities.

- The IBA Consideration Shares issued to iSOFT Shareholders will (assuming full exercise of the iSOFT Warrants prior to completion of the Offer) account for approximately 33.1 per cent. of IBA's enlarged share capital following completion of the Offer, the Conditional Placement and the Rights Issue. IBA intends to obtain a secondary listing in London of the IBA Shares as soon as reasonably practicable after completion of the Offer.

- The IBA Directors believe that the combination of iSOFT and IBA would:

  - create one of the largest providers of information systems in the healthcare IT market with a combined installed base of approximately 13,000 healthcare systems;

  - bring together the two companies' international presence and customer base creating a business with critical mass and reach;

  - unite two experienced management teams with complementary skills and a proven track record in the healthcare IT market;

  - enhance the Enlarged Group's capability to deliver and complete the development of LORENZO, iSOFT's flagship strategic product. LORENZO would form the basis of the Enlarged Group's next generation product suite. LORENZO, once completed, is expected to provide significant revenue opportunities for the Enlarged Group when the product is marketed internationally;

  - create significant opportunities for top-line growth from cross-selling the complementary product portfolio of IBA and iSOFT to a larger customer base;

  - be expected to result in full run-rate annual cost synergies of approximately A$27 million (£11 million) in the financial year ending 30 June 2009, arising primarily from a reduction of overheads through the removal of duplicated infrastructure and premises;

  - bring new funds to the Enlarged Group thereby enhancing its ability to deliver and maintain large scale contracts; and

  be significantly earnings per share enhancing for IBA for the year to 30 June 2008[2] before amortisation of acquisition related intangibles and one-off integration costs associated with the Offer, but including expected synergy benefits[3].

- Gary Cohen, Executive Chairman of IBA, will retain the same position in the Enlarged Group. John Weston, currently Chairman and acting CEO of iSOFT, will join the Board of the Enlarged Group as Deputy Chairman. Steve Garrington, currently CEO of IBA, will become joint Group Managing Director for the Enlarged Group. Bill Henry, currently COO of iSOFT, will join the IBA Board and become joint Group Managing Director for the Enlarged Group. His role will include overall responsibility for the development of LORENZO and for the Enlarged Group's position in the National Programme for IT in England ("NPfIT").

- It will be a condition of the Offer that CSC gives its consent to the change of control in iSOFT plc which would result from the completion of the Offer. Discussions have therefore been held with CSC by iSOFT and IBA. CSC has indicated that, for its consent to be forthcoming at completion of the Offer, CSC will need to be satisfied that the acquisition by IBA will enhance the ability of iSOFT to deliver under NPfIT. These discussions are continuing. CSC will also require CfH to provide an equivalent consent and IBA to provide a parent company guarantee in the form of the existing guarantee from iSOFT (which IBA has agreed to provide). If the CSC consent is not obtained, IBA will seek the permission of the Panel to invoke the condition and lapse the Offer.

- The iSOFT Directors, who have been so advised by Gleacher Shacklock and Morgan Stanley, consider the terms of the Offer to be fair and reasonable. In providing their advice to the iSOFT Directors, Gleacher Shacklock and Morgan Stanley have taken into account the commercial assessments of the Directors. The iSOFT Directors intend unanimously to recommend iSOFT Shareholders to vote in favour of the Offer, and the iSOFT Directors have irrevocably undertaken to do so in respect of their own beneficial holdings of 323,734 iSOFT Shares representing as at the date of this announcement, in aggregate, approximately 0.139 per cent. of the existing issued share capital of iSOFT.
- It is expected that the Scheme Document will be posted on 12 June 2007 and that the Scheme will become effective by 30 July 2007, subject, inter alia, to the satisfaction or waiver of the conditions set out in Appendix I to this announcement and to be set out in the Scheme Document.

Commenting on the Offer, Gary Cohen, Executive Chairman of IBA, said:

"This merger of two leading healthcare IT companies will create one of the largest providers of health IT solutions in the regions from Europe through to Australasia. This is a continuation of our international strategy, started three years ago. The combined management talent and technical expertise of the two businesses, together with the financial strength of the Enlarged Group, will deliver exciting growth and value to shareholders, customers and employees. With iSOFT's key position in the UK National Programme for IT, IBA will have a reference site for future worldwide deployment."

Commenting on the Offer, John Weston, Chairman and Acting CEO of iSOFT, said:

"Since our AGM last October we have conducted a thorough review of all the options open to iSOFT to secure its long term funding and to determine the most appropriate route forward. We believe that this offer from IBA and the associated refinancing of the combined business's balance sheet will enable continuity on NPfIT on a sound footing and will establish a platform for growing the business in the future. It is also a recognition of the considerable progress we have made as a company since the middle of 2006."

ABN AMRO Corporate Finance is acting as sole financial adviser to IBA. Hoare Govett is acting as corporate broker to IBA. Gleacher Shacklock is acting as joint financial adviser to iSOFT. Morgan Stanley is acting as joint financial adviser and corporate broker to iSOFT.

This summary should read in conjunction with the full text of this announcement and its appendices.

Enquiries:

IBA Health Limited **+61 2 8251 6700**

Gary Cohen, *Executive Chairman*
Steve Garrington, *Chief Executive Officer*
Greg King, *Communications and Business Development Director*

ABN AMRO Corporate Finance (Financial Adviser to IBA)

Richard Walker	**+44 20 7678 8000**
Nicholas Rowe	**+61 2 8259 5000**
Steven Boggiano	**+61 2 8259 5000**

ABN AMRO Rothschild (Manager of the Conditional Placement and Rights Issue) **+61 2 8259 5000**

Patrick Broughton
Stuart Dettman

Hoare Govett (Corporate Broker to IBA) **+44 20 7678 8000**

Lee Morton
Hugo Fisher

Maitland (PR Adviser to IBA in the UK) **+44 20 7379 5151**

Neil Bennett
Brian Hudspith

FCR (PR Adviser to IBA in Australia) **+61 2 9235 1666**

Anthony Tregoning

iSOFT Group plc **+44 1925 283 423**

John Weston, *Chairman*
Gavin James, *Group Finance Director*
John White, *Director of Corporate Communications*

Gleacher Shacklock (Joint Financial Adviser to iSOFT) **+44 20 7484 1150**

Angus Russell
Tim Shacklock

Morgan Stanley (Joint Financial Adviser and Corporate Broker to iSOFT) **+44 20 7425 8000**

Mark Brooker

Financial Dynamics (PR Adviser to iSOFT) **+44 20 7831 3113**

Giles Sanderson
Andrew Lorenz

iSOFT will prepare the Scheme Document to be distributed to iSOFT Shareholders. iSOFT and IBA urge iSOFT Shareholders to read the Scheme Document when it becomes available because it will contain important information relating to the Offer.

A disclosure document for the issue of IBA Rights Issue Shares under the Rights Issue will be made available when the IBA Rights Issue Shares are offered. Anyone who wishes, and is entitled, to acquire IBA Rights Issue Shares will need to complete the application form that will be in or will accompany the disclosure document. iSOFT Shareholders, in their capacity as iSOFT Shareholders, will not be entitled to participate in the Rights Issue.

ABN AMRO Corporate Finance Limited, which is authorised and regulated by the Financial Services Authority, is acting exclusively for IBA and no one else in connection with the Offer, the Conditional Placement and the Rights Issue and this announcement and will not be responsible to anyone other than IBA for providing the protections afforded to clients of ABN AMRO Corporate Finance Limited, or for providing advice in connection with the Offer, the Conditional Placement and the Rights Issue or this announcement or any matter referred to herein.

ABN AMRO Rothschild, an unincorporated equity capital markets joint venture between ABN AMRO Bank N.V. and NM Rothschild and Sons Limited, is acting as Lead Manager and Underwriter in connection with the Conditional Placement and the Rights Issue. ABN AMRO Rothschild is acting exclusively for IBA and no one else in connection with the Conditional Placement and the Rights Issue and this announcement and will not be responsible to anyone other than IBA for providing the protections afforded to clients of ABN AMRO Rothschild, or for providing advice in connection with the Conditional Placement and the Rights Issue or this announcement or any matter referred to herein.

Hoare Govett Limited, which is authorised and regulated by the Financial Services Authority, is acting exclusively for IBA and no one else in connection with the Offer, the Conditional Placement and the Rights Issue and this announcement and will not be responsible to anyone other than IBA for providing the protections afforded to clients of Hoare Govett Limited, or for providing advice in connection with the Offer, the Conditional Placement and the Rights Issue or this announcement or any matter referred to herein.

Gleacher Shacklock, which is authorised and regulated by the Financial Services Authority, is acting exclusively for iSOFT and no one else in connection with the sale of iSOFT, the Offer and this announcement and will not be responsible to anyone other than iSOFT for providing the protections afforded to clients of Gleacher Shacklock or for providing advice in relation to the sale of iSOFT, the Offer or this announcement or any matter referred to herein.

Morgan Stanley is acting exclusively for iSOFT and no one else in connection with the sale of iSOFT, the Offer and this announcement and will not be responsible to anyone other than iSOFT for providing the protections afforded to clients of Morgan Stanley or for providing advice in relation to the sale of iSOFT, the Offer or this announcement or any matter referred to herein.

This announcement is for information purposes only and does not constitute an offer to sell or invitation to purchase any securities or the solicitation of any vote for approval in any jurisdiction, nor shall there be any sale, issue or transfer of the securities referred to in this announcement in any jurisdiction in contravention of applicable law. Any response in relation to the Offer should be made only on the basis of the information contained in the Scheme Document or any document by which the Offer is made.

This announcement has been prepared for the purpose of complying with English law and the City Code and the information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws of jurisdictions outside the

United Kingdom. The release, publication or distribution of this announcement in certain jurisdictions may be restricted by law. Persons who are not resident in the United Kingdom or who are subject to other jurisdictions should inform themselves of, and observe, any applicable requirements.

If the Offer is carried out by way of a Takeover Offer, the Offer will not be made, directly or indirectly, in, into or from a Restricted Jurisdiction where to do so would violate the laws in that jurisdiction, and the Offer will not be capable of acceptance from or within a Restricted Jurisdiction. Accordingly, copies of this announcement and all documents relating to the Offer are not being, and must not be, directly or indirectly, mailed or otherwise forwarded, distributed or sent in, into or from a Restricted Jurisdiction where to do so would violate the laws in that jurisdiction, and persons receiving this announcement and all documents relating to the Offer (including custodians, nominees and trustees) must not mail or otherwise distribute or send them in, into or from such jurisdictions as doing so may invalidate any purported acceptance of the Offer. The availability of the Offer to iSOFT Shareholders who are not resident in the United Kingdom may be affected by the laws of the relevant jurisdictions in which they are resident. Persons who are not resident in the United Kingdom should inform themselves of, and observe, any applicable requirements.

This announcement contains statements about IBA and iSOFT that are or may be forward looking statements. All statements other than statements of historical facts included in this announcement may be forward looking statements. Without limitation, any statements preceded or followed by or that include the words "targets", "plans" "believes", "expects", "aims"," intends", "will", "may", "anticipates", "estimates", "projects" or, words or terms of similar substance or the negative thereof, are forward looking statements. Forward looking statements include statements relating to the following: (i) future capital expenditures, expenses, revenues, earnings, synergies, economic performance, indebtedness, financial condition, dividend policy, losses and future prospects; (ii) business and management strategies and the expansion and growth of IBA's or iSOFT's operations and potential synergies resulting from the Offer; and (iii) the effects of government regulation on IBA's or iSOFT's business.

Such forward looking statements involve risks and uncertainties that could significantly affect expected results and are based on certain key assumptions. Many factors could cause actual results to differ materially from those projected or implied in any forward looking statements. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward looking statements, which speak only as of the date hereof. IBA and iSOFT disclaim any obligation to update any forward looking or other statements contained herein, except as required by applicable law.

Under the provisions of Rule 8.3 of the Code, if any person is, or becomes, "interested" (directly or indirectly) in 1 per cent. or more of any class of "relevant securities" of iSOFT or IBA, all "dealings" in any "relevant securities" of iSOFT or IBA (including by means of an option in respect of, or a derivative referenced to, any such "relevant securities") must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the Scheme becomes effective or lapses or on which the "offer period" otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an "interest" in "relevant securities" of iSOFT or IBA, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all "dealings" in "relevant securities" of IBA or iSOFT by IBA or iSOFT, or by any of their respective "associates", must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose "relevant securities" "dealings" should be disclosed, and the number of such securities in issue, can be found on the Panel's website at www.thetakeoverpanel.org.uk.

"Interests in securities" arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an "interest" by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the Panel's website. If you are in any doubt as to whether or not you are required to disclose a "dealing" under Rule 8, please contact an independent financial adviser authorised under the Financial Services and Markets Act 2000, consult the Panel's website at www.thetakeoverpanel.org.uk or contact the Panel on telephone number +44 (0) 20 7638 0129; fax +44 (0) 20 7236 7013.

IMPORTANT NOTICE

The distribution of this document in jurisdictions other than the United Kingdom may be restricted by law and therefore persons into whose possession this document comes should inform themselves about and observe, such restrictions. Any failure to comply with the restrictions may constitute a violation of the securities laws of any such jurisdiction. This document does not constitute an offer or an invitation to purchase or subscribe for any securities or a solicitation of an offer to buy any securities pursuant to the document or otherwise in any jurisdiction in which such offer or solicitation is unlawful.

The IBA Consideration Shares have not been and will not be registered under the US Securities Act or under the securities laws of any state, district or other jurisdiction of the United States. It is expected that the IBA Consideration Shares will be issued in reliance upon the exemption from the registration requirements of the US Securities Act provided by Section 3(a)(10) thereof. Neither the US Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this document. Any representation to the contrary is a criminal offence in the United States. The information disclosed in this document is not the same as that which would have been disclosed if this document had been prepared for the purpose of complying with the registration requirements of the US Securities Act or in accordance with the laws and regulations of any other jurisdiction.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART, IN, INTO OR FROM THE UNITED STATES, CANADA, JAPAN OR ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION

15 May 2007

RECOMMENDED OFFER

for

iSOFT Group plc ("iSOFT")

by

IBA Health Limited ("IBA")

Introduction

iSOFT announced on 17 October 2006 at its annual general meeting that it needed to secure long-term capital for its business and that it was reviewing a range of options that would enable it to finance its activities on a long-term basis. Since then, iSOFT has held discussions with a number of parties, during which it has received and explored proposals on a range of alternative transactions.

On 16 February 2007, IBA announced that it was in discussions with iSOFT which may or may not lead to a recommended all-share Offer for iSOFT being made by IBA. IBA also confirmed that it was in discussions with certain financial institutions to obtain the funding which would be required to refinance iSOFT's existing debt facilities and provide adequate working capital for the ongoing requirements of the Enlarged Group if it proceeded with such an Offer.

On 7 May 2007, IBA announced a halt to the trading of its Shares on the ASX in order to enable IBA to hold meetings with certain institutional investors with a view to raising new share capital in order to facilitate a possible recommended Offer for iSOFT.

The iSOFT Directors and the IBA Directors are now pleased to announce that they have reached agreement on the terms of a recommended all-share Offer under which IBA, through a wholly-owned subsidiary to be incorporated for the purposes of implementing the Offer, will acquire the entire issued and to be issued share capital of iSOFT. The Offer is to be effected by means of a scheme of arrangement under section 425 of the Companies Act.

ABN AMRO is acting as sole financial adviser to IBA. Hoare Govett is acting as corporate broker to IBA. Gleacher Shacklock is acting as joint financial adviser to iSOFT. Morgan Stanley is acting as joint financial adviser and corporate broker to iSOFT.

The Offer

Under the Offer, which will be subject to the conditions and further terms set out below and in Appendix I to this announcement and the full terms and conditions which will be set out in the Scheme Document, iSOFT Shareholders will be entitled to receive:

for each iSOFT Share **1.1 IBA Consideration Shares**

and so in proportion to any other number of iSOFT Shares held.

If the Scheme becomes effective, iSOFT will become a wholly-owned indirect subsidiary of IBA on the Effective Date.

Pursuant to the Scheme, the IBA Consideration Shares issued to iSOFT Shareholders will (assuming full exercise of the iSOFT Warrants prior to completion of the Offer) account for approximately 33.1 per cent. of IBA's enlarged share capital following completion of the Offer, the

Conditional Placement and the Rights Issue. Upon the exercise or vesting of certain option and awards under the iSOFT Share Schemes further IBA Consideration Shares may be issued.

iSOFT Shareholders, in their capacity as iSOFT Shareholders, will not be entitled to participate in the Conditional Placement or the Rights Issue.

The Offer values each iSOFT Share at 58.1 pence and the entire issued and to be issued share capital of iSOFT at approximately £140 million based on the price of an IBA Share of A$1.255, being the closing mid-market price on the ASX on 4 May 2007 (being the last day prior to the date on which IBA was granted a trading halt by the ASX). IBA is raising A$200 million (£84 million) in new equity (as described below) at a price of A$1.05 per share. Adjusted for the impact of this equity issue, the Offer values each iSOFT share at 54.7 pence and the entire issued and to be issued share capital of iSOFT at approximately £132 million.

Fractions of IBA Consideration Shares will not be issued to iSOFT Shareholders pursuant to the Scheme. Instead, fractional entitlements will be aggregated and sold in the market with the net proceeds of such sales, to the extent that they exceed £5, being paid to the persons who would be entitled to such fractions.

Financing

IBA will finance the repayment of iSOFT's existing bank facilities, which are repayable upon a change of control, and the ongoing working capital requirements of the Enlarged Group through a combination of the proceeds of the Conditional Placement and the Rights Issue, to raise a total of A$200 million (£84 million) before expenses, and committed New Debt Facilities of £130 million. The existing contract financing and finance leases of iSOFT, which amounted to £56.6 million as at 31 October 2006, will not be refinanced and will remain outstanding following completion of the Offer.

The Conditional Placement and the Rights Issue have been fully underwritten by ABN AMRO Rothschild. The Rights Issue is not conditional on completion of the Offer. The Conditional Placement is subject to a number of conditions, including completion of the Offer, and CSC consenting to the change of control in iSOFT upon completion of the Offer.

The New Debt Facilities have been arranged and underwritten by ABN AMRO. The availability of the New Debt Facilities is subject to a number of conditions including completion of the Offer, CSC consent to the change of control of iSOFT upon completion of the Offer and (i) in the case of the new term loan facility, receipt by IBA of at least £80 million subscriptions under the Conditional Placement and Rights Issue and (ii) in the case of the new bank guarantee facility and new revolving credit facility, the underwriting of the Conditional Placement remaining in full force and effect at the time of first utilisation. The reason for the delay in availability of the new term loan facility is that the cash proceeds of the Conditional Placement will only be received (pursuant to the underwriting or subscriptions received from eligible IBA Shareholders) after first utilisation of the facilities following completion of the Offer. If those cash proceeds are not received within five business days, an event of default will occur under the New Debt Facilities.

The New Debt Facilities comprise:

- a £60 million senior term facility: this facility can be utilised for:
  - (i) general corporate and working capital purposes;
  - (ii) refinancing certain existing financial indebtedness of the iSOFT Group; and
  - (iii) in respect of the first drawing only, paying fees, costs and expenses incurred in connection with the new committed debt facilities.

This facility can be utilised until November 2009 and will mature in May 2011;

- a £45 million bank guarantee facility: this facility would replace existing letters of credit provided under iSOFT's existing facilities against advance payments received from the UK's Department of Health. Upon completion of the Offer, it is expected that this facility will be almost fully utilised. Utilisation will reduce in time as these advance payments unwind and is currently expected to reduce to zero by 30 June 2008; and
- a £25 million revolving credit facility: this facility can be utilised for general corporate and working capital purposes and can also be utilised for requesting letters of credit. This facility will mature in May 2011.

All conditions precedent to the draw down of the New Debt Facilities must be satisfied on or before 13 August 2007 (or such longer period as ABN AMRO may in its absolute discretion agree).

The New Debt Facilities carry drawn margins of 225 and 275 basis points over LIBOR (or, in the case of the revolving facility, LIBOR or EURIBOR, as applicable) once the full security package has been put in place. The margins on the New Debt Facilities are lower than those on iSOFT's existing bank facilities.

IBA announces a non-preemptive Conditional Placement to raise A$55 million (approximately £23 million) (before expenses) by the issue of the IBA Placing Shares for cash at a price of A$1.05 per share to institutional investors. The total number of IBA Placing Shares to be issued under the Conditional Placement is expected to be 51,923,700. The IBA Placing Shares are expected to be issued two business days following completion of the Offer.

IBA also announces a Rights Issue to raise A$145 million (£61 million) (before expenses). The Rights Issue entitles eligible IBA Shareholders as at the Rights Issue record date to subscribe for 2 IBA Rights Issue Shares for every 5 existing IBA Shares held at a price of A$1.05 per new share. The total number of IBA Rights Issue Shares to be issued under the Rights Issue is expected to be 138,463,329. The Rights Issue Shares are expected to be issued on 15 June 2007. If the Offer does not complete, IBA will seek to return capital in an amount approximately equal to the funds raised through the Rights Issue (net of fees and expenses associated with the Rights Issue) within three months of the day on which the Offer lapses or is withdrawn. The form of capital return will be determined by IBA, subject to the Australian Corporations Act and the ASX Listing Rules.

A summary of the Underwriting Agreement, entered into between IBA and ABN AMRO Rothschild in connection with the Conditional Placement and the Rights Issue, and of the facilities agreement entered into between IBA and ABN AMRO in connection with the New Debt Facilities are set out in Appendix VI.

A pro forma balance sheet for the Enlarged Group prepared by IBA is set out in Appendix IV to this announcement to illustrate the impact of the Offer, the Conditional Placement, the Rights Issue and the refinancing of iSOFT's existing bank facilities on the Enlarged Group. For the purpose of preparing this pro forma balance sheet it has been assumed that the Offer was completed on 31 December 2006 and all funds were raised on this date. On this basis, and after transaction expenses of approximately A$37 million (£15.6 million), the Enlarged Group would have net debt on a pro forma basis of approximately A$4.2 million (£1.7 million)[4] and outstanding letters of credit and other guarantees of A$173.3 million (£70.2 million).

Information on IBA

IBA is the largest healthcare information technology company listed on the Australian Securities Exchange, with a market capitalisation of A$434 million (£183 million) as at 4 May 2007.

For over 25 years IBA has focused on developing advanced software applications that accommodate the emerging needs of health providers, patients and payers and improve the quality and delivery of care.

IBA provides solutions for hospitals, clinics, medical specialists, general practitioners, pharmacies, laboratories, aged care facilities and community carers. In Australia it also manages point-of-care claims to Medicare Australia and to approximately 85 per cent. of the country's private health funds.

IBA serves more than 5,500 healthcare organisations in Asia, Australasia, the Middle East and Africa including over 500 hospitals and clinic installations.

Customers include industry-leading tertiary research and teaching facilities and multi enterprise care delivery organisations. In total, IBA has provided integrated hospital information systems in 22 countries, supported by 11 offices and an established research and development centre in Bangalore, India which employs over 200 IT professionals.

IBA's hospital and primary care solutions are mainly web-based, designed to ensure ease of use, provide remote connectivity and facilitate deployment across a multi site enterprise using remote data centres.

IBA has an international team of over 500 health and technology professionals who work with healthcare providers to address all aspects of their care delivery needs. IBA's purpose-built solutions are based on a deep knowledge of the clinical and business requirements of health professionals, providers and payers.

Since 2004, IBA has pursued a successful international growth strategy based on acquisitions which have provided the platform and scale to open new markets across Asia and Africa and win large government contracts. During this period, IBA has successfully integrated six acquisitions and two joint ventures into its core business, transforming IBA from a leading regional provider of healthcare information systems into an international company with operations spanning three continents and 22 countries.

IBA's largest acquisition during this period took place in December 2005 when it acquired MEDICOM Solutions Private Limited ("MEDICOM"), an Indian healthcare IT company for A$33.6 million (£14.1 million)[5]. MEDICOM has developed and marketed an integrated hospital information system which provides IBA with an installed base of over 150 hospitals in nine countries including in Malaysia, the Middle East and South Africa. The IBA Directors believe that the integration of MEDICOM has been completed successfully. This acquisition has given IBA a low-cost research and development centre in Bangalore, India, and a presence in target markets enabling it to provide competitive products that are tailored to meet local needs and are delivered cost-effectively. In addition to achieving savings and cost synergies, additional revenue opportunities have been realised by IBA.

In April 2006, IBA established a joint venture with the SPK Group for the provision of health IT services to a number of Malaysian public hospitals. IBA is expected to derive a significant portion of its revenues from the SPK Group for the year ending 30 June 2007.

IBA has invested RM50 million (A$17.8 million)[6] in the joint venture and has provided cash collateral supporting the joint venture's bank facilities of RM50 million (A$17.8 million). The joint venture has in turn loaned RM50 million (A$17.8 million) to SPK Group. Repayment of the bank facility is dependent upon the SPK Group's successful delivery of its obligations as prime contractor to the Malaysian public hospitals and repayment of the loan to the joint venture. The SPK Group is currently meeting its delivery obligations and is expected by the IBA Directors to complete its existing delivery obligations ahead of schedule by August 2007. A failure to perform these obligations satisfactorily may have an adverse impact on IBA's financial position.

In February 2007, IBA established a joint venture with Huashan IT for the provision of healthcare IT in Shanghai, China. The joint venture has healthcare systems with 180 hospitals and is supplying an internet based delivery of healthcare across a major Shanghai district and health services using internet protocol TV.

IBA reported revenue of A$59.2 million (£24.9 million) and operating profit of A$15.5 million (£6.5 million) for the financial year ended 30 June 2006. Net assets were A$150.2 million (£60.6 million) as at 31 December 2006.

As at 31 December 2006, IBA reported consolidated net cash of A$21.7 million (£8.7 million).

Current trading and prospects of the IBA Group

On 26 February 2007, IBA reported a profit after tax of A$11.8 million (£4.7 million) (A$12.8 million (£5.2 million) before individually significant items) for the half year to 31 December 2006, up 123 per cent. from the equivalent half year to 31 December 2005. Revenue also increased by 68 per cent. to A$36.3 million (£14.6 million) for the half year to 31 December 2006, while earnings per share increased by 64 per cent. to 3.6 cents. As at 31 December 2006, IBA reported consolidated net cash of A$21.7 million (£8.7 million). This strong result reflects the success of IBA's international growth strategy, as well as its earnings and cash flow momentum as IBA expands its operations and integrates acquisitions into its core business.

IBA has a strong pipeline of sales opportunities leading into the financial year ending 30 June 2007. IBA has been short-listed in several major overseas tenders and expects continued growth in its recurring revenue base. As a result of IBA's strong underlying performance, management has increased its guidance for the year ending 30 June 2007 to profit before tax and amortisation of A$30.7 million (£12.9 million) (FY2006: A$18.1 million (£7.6 million)). FY2007 revenue is expected to be A$75.0 million (£31.6 million) (FY2006: A$59.2 million (£24.9 million)) and FY2007 EBITDA is expected to be A$32.0 million (£13.5 million) (FY2006: A$19.0 million (£8.0 million)).

This guidance represents a profit forecast for the purposes of the Code. Reports in relation to the profit forecast from PKF Corporate Advisory Services and ABN AMRO Corporate Finance are included in Appendix V to this announcement.

Gary Cohen, Executive Chairman of IBA, commented on the interim results:

> *"We are delighted with this strong result, which reflects the success of IBA's international growth strategy, as well as our earnings and cash flow momentum as we expand our operations and integrate acquisitions into our core business.*
>
> *Our acquisitions have provided the platform and scale to win large government contracts and to open new markets across Asia for our mid-range hospital solution and our primary and community care solutions. These acquisitions, together with recent contract wins, also strengthen our recurring revenue."*

Information on iSOFT

iSOFT supplies advanced medical software applications for the healthcare sector and is a leading supplier of hospital information systems, including patient administration systems, departmental clinical systems and electronic patient record systems in the UK and Ireland and internationally.

iSOFT has a key position on the National Health Service's NPfIT in England, one of the world's largest civilian IT projects. The UK government has announced that it expects to invest £12.4 billion over 10 years to 2014 in NPfIT, including the creation of integrated electronic patient records for 50 million people across England.

Within NPfIT, iSOFT is the supplier of core healthcare software to three of five regional clusters across England, originally through contracts with Accenture and CSC. In January 2007, Accenture withdrew from its NPfIT contracts in two clusters and agreed to transfer its responsibilities to CSC, thereby enabling focus on a single provider, comprising the CSC Alliance clusters and a further 7 hospitals in other clusters.

On 28 April 2004 iSOFT plc, a wholly-owned subsidiary of iSOFT, and CSC entered into a contract (the "CSC Agreement", as amended from time to time) under which iSOFT will supply LORENZO, an integrated care record system, and associated services to CSC as part of CSC's delivery of NPfIT to CfH. On 11 August 2006, iSOFT signed a memorandum of understanding with CSC confirming the schedule under which it will provide deliveries to CSC, subject to the satisfactory achievement of delivery milestones and providing the opportunity to win additional NPfIT business in future through CSC in certain circumstances. This agreement with CSC offers greater certainty of cash flow to iSOFT, since payments are tied to specific milestones, most of which are based on the successful delivery to CSC of incremental software releases. Successful on-time delivery provides the main basis on which iSOFT receives payment from CSC. To date, iSOFT has delivered against the initial milestones and is on track to meet a rollout timetable due mid-2008.

Assuming achievement of the applicable delivery milestones and following Accenture's withdrawal, it is expected that iSOFT will earn aggregate revenue in excess of £300 million over the lifetime of NPfIT, making it an important contributor to the ongoing growth of iSOFT.

iSOFT also has a significant existing presence in the healthcare systems market in the UK and Ireland, including a strong base of recurring maintenance contracts.

Outside the UK and Ireland, iSOFT has a well established presence in a number of markets in continental Europe (Germany, the Netherlands and Spain) and in Australia and New Zealand and an emerging presence in the Asia Pacific region. In total, iSOFT's products have been installed by more than 8,000 healthcare organisations in 27 countries.

LORENZO is iSOFT's flagship strategic offering, currently under development at iSOFT's development centre in Chennai, India. When completed, LORENZO will be an integrated and scalable healthcare software solution. LORENZO will provide solutions for all segments of the healthcare market, including governments, regional and large healthcare enterprises, care purchasing organisations, healthcare practices and offices and pharmaceutical and research enterprises. It is based on a service-oriented architecture and web-based protocols, using Microsoft's .NET framework. It will be capable of being deployed on .NET system platforms and has been designed to complement existing systems and replace them over time.

As part of NPfIT, iSOFT is scheduled to deliver the core elements of LORENZO to CSC before mid-2008. CSC is scheduled to begin rolling out LORENZO to the NHS from mid-2008 onwards.

LORENZO has been designed to meet the requirements of a wide range of markets. Whilst large-scale deployment initially will be within NPfIT, iSOFT believes that there will be a significant opportunity to roll out LORENZO in other international markets.

For the year ended 30 April 2006, iSOFT reported revenue of £201.7 million and an operating profit (before goodwill impairment) of £13.3 million. As at 31 October 2006, iSOFT reported consolidated net debt of £73.8 million, with an additional £70.2 million of letters of credit and other guarantees outstanding.

Current trading and prospects of the iSOFT Group

Within its results for the six months to 31 October 2006, released in mid-December 2006, iSOFT stated that it expected revenues for the full year to 30 April 2007 to be in the range of £171 to £181 million. The current expectation is that the outcome will be towards the upper end of that range. It is expected that iSOFT will progress from this base in the financial year ending 30 April 2008.

iSOFT's operating costs before exceptional items for the first half of the financial year ended 31 October 2006 were £85.9 million, which resulted in a break-even result for that period. In the second half, iSOFT has incurred additional costs to strengthen operations and product management. Notwithstanding this, the "Regeneration Plan" has continued and has broadly succeeded in offsetting these additional costs. Overall, this performance is better than originally expected and iSOFT will continue to initiate actions to reduce the cost base, as a proportion of revenue, still further.

The cash position continues to exceed expectations, in particular because of the receipt of the balance of a £21 million tax rebate in the second half of the financial year, the pace of the "Regeneration Plan" and measures taken to improve working capital. As at 27 April 2007, total utilisation of the term and revolving credit facilities with the banks amounted to £93 million of which £49 million related to letters of credit and guarantees, leaving unused facilities of £48 million at that date.

International healthcare IT market

The international healthcare information technology market, including software, hardware and services, was estimated by industry analysts to be worth around US$19.6 billion in 2005 in terms of aggregate revenue generated, with healthcare information software representing approximately 40 per cent. of the market.

The global healthcare market is growing substantially as the population ages and medical technology and treatment capability extends. The US is leading the world in terms of its expenditure on healthcare and spends 16 per cent. of GDP on the treatment of its population, in comparison to developing nations which spend typically less than 6 per cent. of GDP. The norm for expenditure is in the range of 8 to 11 per cent. for the majority of developed nations.

It is estimated by industry analysts that the international healthcare information technology market will reach more than US$32 billion by 2010, with a compound annual growth rate of 10.6 per cent. for Europe, the Middle East and Africa, 10.8 per cent. for the Americas and 12.5 per cent. for the Asian region.

The increased expenditure on healthcare information technology is driven by a number of factors:

- the rising cost of healthcare: an ageing population, rising prescription drug costs, malpractice claims, government regulation and advances in medicine and diagnostic techniques have increased costs associated with healthcare delivery;
- increasing patient-driven demand: a rise in healthcare consumerism, with patients demanding greater access to safe, timely, quality care and, where direct payment is required, competitive pricing;
- increased pressure on funding: changes in funding models, typically resulting in changes in the level of funding available within various segments of the healthcare market are compelling drivers for increasing efficiency, particularly in clinical and administrative workflows; and

- increasing regulation: as new and more rigorous clinical governance and mandatory reporting regulations are introduced, providers continue to assess and upgrade IT systems to achieve compliance.

These drivers are believed to be consistent throughout all modern healthcare economies, thereby creating a significant global market for integrated IT applications, systems and solutions. Individual economies are re-engineering their domestic healthcare systems at different rates, with the NHS in the UK leading the way for large scale government procurement. With other nations beginning to follow this pattern, scale and capacity to deliver are increasingly important in winning and servicing these contracts.

Investment in a new generation of information management systems, which permit the efficient allocation of resources and the communication of comprehensive patient information across traditional organisational boundaries, is now recognised as critical to supporting the transformation of healthcare provision.

Background to and reasons for making the Offer

This Offer represents the next major step in IBA's strategy to build a global business and will combine two leading international providers of healthcare information systems. The IBA Directors believe that the combination of IBA and iSOFT would strengthen IBA's footprint in the Asia Pacific and Australasian markets while establishing a strong platform for growth in Europe.

The IBA Directors believe that the combination of iSOFT and IBA would:

- create one of the largest healthcare information systems providers in the world with core markets in UK and Ireland, continental Europe, Asia, Australasia, the Middle East and Africa;
- bring together the two companies' international presence and customer base. The Enlarged Group would have a combined installed base of approximately 13,000 healthcare systems. This would create an international business with critical mass and reach which is expected to benefit from economies of scale;
- allow IBA to increase substantially its involvement in offshore IT development in the Indian market thereby significantly enhancing its product development capabilities;
- create opportunities to improve the Enlarged Group's profit margins by pooling the two companies' development, delivery and post-sale support functions;
- create significant opportunities to enhance the Enlarged Group's top-line growth through cross-selling of a deepened product portfolio to the enlarged customer base;
- unite two experienced management teams with complementary skills that have a proven track record in the healthcare IT market. Key senior management in both companies will be retained as set out in more detail in the section on **"Directors, Management, Employees and Locations"**;
- enhance the Enlarged Group's capability to deliver and complete the development of LORENZO. LORENZO would form the basis of the Enlarged Group's next generation product suite. LORENZO, once completed, is expected to provide significant revenue opportunities for the Enlarged Group when the product is marketed internationally;
- produce significant cost synergies. Full run-rate annual cost synergies arising from the combination are expected to amount to approximately A$27 million (£11 million) in the

financial year ending 30 June 2009 and are expected to arise primarily from a reduction of overheads through the elimination of duplicated infrastructure and premises. IBA expects that one-off costs of A$10 million (£4 million) will be incurred in undertaking the integration of the iSOFT Group following the completion of the Offer;

- be significantly earnings per share enhancing for IBA in the year to 30 June 2008[7] before amortisation of acquisition related intangibles and one-off integration costs associated with the Offer, but including expected synergy benefits[8]; and
- bring new funds to provide the Enlarged Group with an appropriate capital structure and strong balance sheet to support the future of the business. This is expected by the IBA Directors to enhance significantly customer confidence in the Enlarged Group's ability to deliver and maintain large scale contracts, thereby raising the prospect of increasing sales from new customers and renewals from existing customers.

CSC consent

The term of the CSC Agreement expires on 8 January 2016, however it may be terminated by CSC earlier if, amongst other things, there is a change of control in iSOFT plc or any entity that controls iSOFT plc. It will be a condition of the Offer that CSC gives its consent to the change of control in iSOFT plc which would result from the completion of the Offer. Discussions have therefore been held with CSC by iSOFT and IBA. CSC has indicated that, for its consent to be forthcoming at completion of the Offer, CSC will need to be satisfied that the acquisition by IBA will enhance the ability of iSOFT to deliver under NPfIT. These discussions are continuing. CSC will also require CfH to provide an equivalent consent and IBA to provide a parent company guarantee in the form of the existing guarantee from iSOFT (which IBA has agreed to provide). If the CSC consent is not obtained, IBA will seek the permission of the Panel to invoke the condition and lapse the Offer.

Background to and reasons for the recommendation

At iSOFT's annual general meeting on 17 October 2006, John Weston, Chairman, made the following statement:

> *"Notwithstanding the positive impacts of implementing its new business plan, the Company needs to secure long-term capital for the business. There are a range of options that would enable the Company to finance its activities on a long-term basis and these are being reviewed. In recent months the Board has also received expressions of interest from a number of parties interested in acquiring iSOFT, taking a large shareholding in iSOFT or creating a significant strategic alliance with the Company. Those expressions of interest have come from both financial investors and corporations with strategic interests in the healthcare market.*
>
> *"The Board has concluded that shareholders' interests are best served by opening discussions with a number of these parties with the objective of clarifying the options and determining the most appropriate route forward for the Company and its shareholders."*

Since then iSOFT has held discussions with a number of parties, during which it has received and explored proposals on a range of alternative transactions. These include expressions of interest in acquiring all or parts of the iSOFT Group or supporting a refinancing thereof. In addition, against the background of improved trading performance, the iSOFT Directors have considered the option of refinancing iSOFT on a standalone basis.

Having considered these alternatives, the iSOFT Directors have concluded that the Offer from IBA represents the best route forward. In particular, the iSOFT Directors consider that this route offers better value and greater certainty for iSOFT Shareholders than any other available alternative.

Recommendation

The iSOFT Directors, who have been so advised by Gleacher Shacklock and Morgan Stanley, consider the terms of the Offer to be fair and reasonable. In providing their advice, Gleacher Shacklock and Morgan Stanley have taken into account the commercial assessments of the iSOFT Directors.

The iSOFT Directors have indicated that they intend unanimously to recommend that iSOFT Shareholders vote in favour of the resolutions to be proposed at the Court Meeting and the Extraordinary General Meeting, as the iSOFT Directors have irrevocably undertaken to do in respect of their own beneficial holdings of in aggregate, 323,734 iSOFT Shares, representing (as at the date of this announcement) approximately 0.139 per cent. of the existing issued ordinary share capital of iSOFT.

Irrevocable undertakings

IBA has received irrevocable undertakings from each of the iSOFT Directors to vote in favour of the resolutions to be proposed at the Court Meeting and the Extraordinary General Meeting, in respect of a total of 323,734 iSOFT Shares, representing approximately 0.139 per cent. of the existing issued ordinary share capital of iSOFT. The undertakings given by the iSOFT Directors cease to be binding if the Scheme lapses or is withdrawn or if the Scheme Document is not posted by 12 June 2007 or such later date as iSOFT and IBA, with the consent of the Panel, agree.

Further details of these irrevocable undertakings are set out in Appendix II to this announcement.

Implementation Agreement and Inducement Fee

iSOFT and IBA entered into an Implementation Agreement on 15 May 2007 which contains certain assurances in relation to the implementation of the Scheme and certain further assurances and confirmation between the parties, including to implement the Scheme as soon as reasonably practicable.

As part of the Implementation Agreement, iSOFT has agreed that it will pay an inducement fee to IBA of £1,397,137 (the "Inducement Fee") if, after the Offer has been announced:

- the Offer lapses or is withdrawn and, before the lapse or withdrawal, a Competing Offer (whether or not subject to any pre-conditions) for iSOFT has been announced (whether under Rule 2.4 or Rule 2.5 of the Code or otherwise), and such Competing Offer or any other Competing Offer subsequently becomes or is declared unconditional as to acceptances or is otherwise completed or implemented; or

- any iSOFT Director for whatever reason withdraws, qualifies or modifies his recommendation of the Offer in a manner adverse to IBA (other than by the reason of a material failure of IBA to comply with its obligations under the Code) ; or

- the requisite majorities of iSOFT Shareholders fail to vote in favour of the resolutions to be proposed at the Court Meeting or the Extraordinary General Meeting ; or

- the Offer lapses or is withdrawn because CSC does not provide the consents and approvals required under the CSC Agreement upon a change of control in iSOFT.

For the purposes of the Implementation Agreement, a "Competing Offer" includes any takeover or merger transaction in relation to more than 50 per cent. of the issued share capital, or more than 50 per cent. of the assets and/or liabilities, of iSOFT, however effected, including a reverse takeover, scheme of arrangement or dual holding company transaction, made by a party which is not an associate (as defined in the Code) of IBA.

The Implementation Agreement can be terminated in certain circumstances, including by either party if the other party is in material breach of the Implementation Agreement.

Further details regarding the Implementation Agreement and the Inducement Fee contained therein are set out in Appendix VI.

Directors, Management, Employees and Locations

Key senior management in both companies will be retained following the transaction. Gary Cohen, Executive Chairman of IBA, will retain the same position in the Enlarged Group. John Weston, currently Chairman and acting CEO of iSOFT, will join the Board of the Enlarged Group as Deputy Chairman. Steve Garrington, currently CEO of IBA, will become joint Group Managing Director for the Enlarged Group. Bill Henry, currently COO of iSOFT, will join the IBA Board and become joint Group Managing Director for the Enlarged Group. His role will include overall responsibility for the development of LORENZO and for the Enlarged Group's position in NPfIT.

The Enlarged Group's corporate head office will be located in Sydney. The current iSOFT head office in the UK will retain the local financial and administrative functions necessary for the management of all European operations.

IBA attaches great value to the skills and experience of the existing management and employees of iSOFT. They will be integral to the success of the Enlarged Group and IBA fully expects that they will continue to play a significant role in the business going forward.

IBA has given the board of iSOFT assurances that, following completion of the Offer, the existing employment rights, of all management and employees of iSOFT will be fully safeguarded. IBA's plans for iSOFT do not involve any material change in the conditions of employment of iSOFT employees.

Pensions

iSOFT's UK defined benefits pension plan (the "SMS Staff Benefits Plan") was in deficit on an IAS 19 basis as at 31 October 2006. IBA has reached agreement with the trustees of the SMS Staff Benefits Plan to close the SMS Staff Benefits Plan to the accrual of future service benefits, subject to formal consultation with employees, and to procure that iSOFT pays £2 million per year for 10 years to reduce the deficit. IBA has agreed to guarantee these payments by iSOFT. The size of the deficit depends on the relevant assumptions used in performing the applicable actuarial calculations. An increase in the level of deficit could impact on the Enlarged Group's profits (as under relevant accounting policies charges relating to financing pension deficits are recorded in a company's profit and loss statement) and result in an increase in contributions.

iSOFT Share Schemes

Participants in the iSOFT Share Schemes will be contacted regarding the effect of the Offer on their rights under those schemes and appropriate proposals will be made to such participants in due course. Further details of the terms of such proposals will be included in the Scheme Document.

iSOFT Warrants

There are warrants outstanding in respect of 8,595,362 iSOFT Shares. These iSOFT Warrants were created by an instrument dated 17 October 2006 and give the holder the right to subscribe for iSOFT Shares at a price of 10 pence per iSOFT share. The iSOFT Warrants are exercisable at any time prior to 17 October 2009.

Each of the holders of the iSOFT Warrants has undertaken to IBA that it will exercise the iSOFT Warrants held by it prior to the date of the Court hearing to sanction the Capital Reduction (subject to the passing of the resolutions to implement the Scheme at the Court Meeting and the Extraordinary General Meeting and the issue of the Court Order sanctioning the Scheme) so that the iSOFT Shares issued on the exercise of the iSOFT Warrants will constitute Scheme Shares subject to the Offer.

Further details of these undertakings, together with the circumstances under which they cease to be binding, are set out in Appendix II.

IBA Consideration Shares

The IBA Consideration Shares will be ordinary shares in the capital of IBA. The IBA Consideration Shares will be issued credited as fully paid, will rank equally in all respects with the existing IBA Shares and will be entitled to all dividends and other distributions declared or paid by IBA by reference to a record date on or after the Effective Date. The IBA Consideration Shares will not carry any right to participate in any dividends and other distributions declared or paid by IBA by reference to a record date prior to the Effective Date. The IBA Consideration Shares will be held in uncertificated form. The IBA Consideration Shares will be issued after the record date for the Rights Issue and will not therefore be entitled to participate in the Rights Issue.

Following completion of the Offer, IBA does not expect to be in a position to pay dividends to Shareholders for the financial years ending 30 June 2007 and 30 June 2008 as a result of the covenants under the New Debt Facilities.

Application will be made for the IBA Consideration Shares to be quoted on the Australian Securities Exchange so that they may be cleared and settled through CHESS, the Australian clearance and settlement system.

In addition, an application will also be made for IBA Consideration Shares to be settled through CREST through the establishment of a depository interest structure.

IBA intends to obtain a secondary listing in London of the IBA Shares as soon as reasonably practicable after completion of the Offer.

Disclosure of interests in iSOFT

As at 14 May 2007, the last day before this announcement, neither IBA nor any of the IBA Directors nor their close relatives and related trusts nor, so far as IBA is aware, any person acting in concert with IBA, (i) has any interest in or right to subscribe for any relevant iSOFT securities, nor (ii) has any short positions in respect of relevant iSOFT securities (whether conditional or absolute and whether in the money or otherwise), including any short position under a derivative, any agreement to sell or any delivery obligation or right to require another person to take delivery, nor (iii) has borrowed or lent any relevant iSOFT securities (save for any borrowed shares which have been on-lent or sold).

Overseas shareholders

The availability of the IBA Consideration Shares under the terms of the Offer to persons not resident in the United Kingdom may be affected by the laws of their relevant jurisdictions. Such persons should inform themselves about and observe any applicable requirements. Further details in relation to overseas shareholders will be contained in the Scheme Document.

Structure of the Offer

The Offer is to be effected by means of a scheme of arrangement between iSOFT and its shareholders under section 425 of the Companies Act. The procedure involves an application by iSOFT to the Court to sanction the Scheme and to confirm the cancellation of all the Scheme Shares, in consideration for which the IBA Consideration Shares will be issued by IBA to the iSOFT Shareholders on the register at the Scheme Record Time on the basis described above. The cancellation and the subsequent issue of new shares in iSOFT to a wholly-owned subsidiary of IBA to be incorporated for the purposes of implementing the Scheme, will result in iSOFT becoming a wholly-owned indirect subsidiary of IBA.

To become effective, the Scheme requires, amongst other things, the approval by a majority in number of the Scheme Shareholders representing at least 75 per cent. in value of all Scheme Shares held by such Scheme Shareholders voted, either in person or by proxy, at the Court Meeting, together with the sanction of the Court and the passing by iSOFT Shareholders of a special resolution necessary to implement the Scheme at the Extraordinary General Meeting. Upon the Scheme becoming effective, it will be binding on all iSOFT Shareholders, irrespective of whether or not they attend or vote at the Court Meeting or the Extraordinary General Meeting. The conditions to the Offer are set out in full in Appendix I to this announcement. The Scheme is conditional, inter alia, upon:

- the Scheme becoming effective by not later than six months after the date of this announcement or such later date as iSOFT and IBA may agree (with, where applicable, the consent of the Panel) and (if required) the Court may approve, failing which the Scheme will lapse;
- the approval by a majority in number of the Scheme Shareholders who vote, representing at least 75 per cent. in value of the Scheme Shares voted, either in person or by proxy, at the Court Meeting;
- the passing of the special resolution(s) required to implement the Scheme;
- the sanction of the Scheme and subsequent confirmation of the Capital Reduction by the Court (in either case, with or without modification on terms agreed by iSOFT and IBA) and the delivery of office copies of the Court Orders to the Registrar and, in the case of the Capital Reduction, the registration of such Court Order;
- the approval by ASX of the quotation on the Australian Securities Exchange of the IBA Consideration Shares to be issued pursuant to the Offer, the IBA Placing Shares to be issued pursuant to the Conditional Placement and the IBA Rights Issue Shares to be issued pursuant to the Rights Issue;
- the receipt from CSC of all necessary consents and approvals required by iSOFT plc under the CSC Agreement; and
- the conditions which are not otherwise identified above being satisfied or waived.

Whether or not an iSOFT Shareholder's iSOFT Shares are voted at any Court Meeting or the Extraordinary General Meeting, if the Scheme becomes Effective, those iSOFT Shares will be acquired pursuant to the Scheme and iSOFT Shareholders will receive a payment of 1.1 IBA Consideration Shares for every iSOFT Share.

iSOFT Shares will be acquired pursuant to the Scheme fully paid and free from all liens, charges, equities, encumbrances, rights of pre-emption and any other interests of any nature whatsoever and together with all rights attaching thereto, including voting rights and the right to receive and retain in full all dividends and other distributions declared, made or paid on or after today's date.

It is expected that the Scheme Document will be posted to iSOFT Shareholders on 12 June 2007. The Scheme is expected to become effective by 30 July 2007, subject to satisfaction of the conditions set out in Appendix I to this announcement, with the IBA Consideration Shares being despatched to iSOFT Shareholders no later than 14 days after the Effective Date.

IBA reserves the right to elect to implement the Offer by way of a Takeover Offer. In such event, the Offer will be implemented on the same terms (subject to appropriate amendments), so far as applicable, as those which would apply to the Scheme.

It is intended that, prior to the Scheme becoming effective, and subject to applicable requirements of the London Stock Exchange and the Financial Services Authority, an application will be made to the London Stock Exchange for the cancellation of trading of the iSOFT Shares on the London Stock Exchange main market for listed securities and to the Financial Services Authority for the cancellation of the listing of the iSOFT Shares from the Official List.

Subject to the Scheme becoming effective, share certificates in respect of iSOFT Shares will cease to be valid on the Effective Date and should be destroyed. In addition, on the Effective Date, entitlements to iSOFT Shares held within the CREST system will be cancelled.

Expected timetable of principal events:

Event	
Posting of Scheme Document	12 June 2007
Court Meeting and Extraordinary General Meeting	6 July 2007
Court hearing to sanction the Scheme (if the Scheme is approved by iSOFT Shareholders)	25 July 2007
Dealings in iSOFT Shares suspended	5.30 p.m. (London time) 26 July 2007
Scheme Record Time	6.00 p.m. (London Time) 26 July 2007
Court hearing to confirm the Capital Reduction (if the Scheme is approved by the Court)	27 July 2007
Effective Date of the Scheme (if sanction and confirmation of the Court is received)	30 July 2007
Latest date for IBA Consideration Shares to be issued to iSOFT Shareholders (if Scheme becomes effective on 30 July 2007)	13 August 2007

Further details of the Scheme, including a more detailed timetable, together with details of how iSOFT Shareholders may participate in the Court Meeting and Extraordinary General Meeting, will be contained in the Scheme Document.

General

The Offer will be made on the terms and subject to the conditions and further terms set out herein and in Appendix I and to be set out in the Scheme Document and the Forms of Proxy. The Scheme Document will include full details of the Scheme, together with notices of the Court Meeting and the Extraordinary General Meeting and the expected timetable of the Offer. The Scheme Document and the Forms of Proxy will be despatched to iSOFT Shareholders in due course. The Offer will be subject to the applicable requirements of the City Code, the Panel, the London Stock Exchange and the Financial Services Authority.

This announcement does not constitute an offer to sell or an invitation to purchase or subscribe for any securities.

Any response in relation to the Offer should be made only on the basis of the information contained in the Scheme Document or any document by which the Offer is made. The availability of the Offer to persons not resident in the United Kingdom may be affected by the laws of the relevant jurisdictions. Persons who are not resident in the United Kingdom, or who are subject to the laws of any jurisdiction other than the United Kingdom, should inform themselves about and observe any applicable requirements of those jurisdictions.

If the Offer is carried out by way of a Takeover Offer, the Offer will not be made, directly or indirectly, in, into or from a Restricted Jurisdiction where to do so would violate the laws in that jurisdiction, and the Offer will not be capable of acceptance from or within a Restricted Jurisdiction. Accordingly, copies of this announcement and all documents relating to the Offer are not being, and must not be, directly or indirectly, mailed or otherwise forwarded, distributed or sent in, into or from a Restricted Jurisdiction where to do so would violate the laws in that jurisdiction, and persons receiving this announcement and all documents relating to the Offer (including custodians, nominees and trustees) must not mail or otherwise distribute or send them in, into or from such jurisdictions as doing so may invalidate any purported acceptance of the Offer. The availability of the Offer to iSOFT Shareholders who are not resident in the United Kingdom may be affected by the laws of the relevant jurisdictions in which they are resident. Persons who are not resident in the United Kingdom should inform themselves of, and observe, any applicable requirements.

ABN AMRO Corporate Finance, which is authorised and regulated by the Financial Services Authority, is acting exclusively for IBA and no one else in connection with the Offer, the Conditional Placement and the Rights Issue and this announcement and will not be responsible to anyone other than IBA for providing the protections afforded to clients of ABN AMRO Corporate Finance, or for providing advice in connection with the Offer, the Conditional Placement and the Rights Issue or this announcement or any matter referred to herein.

ABN AMRO Rothschild, an unincorporated equity capital markets joint venture between ABN AMRO Bank N.V. and NM Rothschild and Sons Limited, is acting as Lead Manager and Underwriter in connection with the Conditional Placement and the Rights Issue. ABN AMRO Rothschild is acting exclusively for IBA and no one else in connection with the Conditional Placement and the Rights Issue and this announcement and will not be responsible to anyone other than IBA for providing the protections afforded to clients of ABN AMRO Rothschild, or for providing advice in connection with the Conditional Placement and the Rights Issue or this announcement or any matter referred to herein.

Hoare Govett, which is authorised and regulated by the Financial Services Authority, is acting exclusively for IBA and no one else in connection with the Offer, the Conditional Placement and the Rights Issue and this announcement and will not be responsible to anyone other than IBA for providing the protections afforded to clients of Hoare Govett, or for providing advice in connection with the Offer, the Conditional Placement and the Rights Issue or this announcement or any matter referred to herein.

Gleacher Shacklock, which is authorised and regulated by the Financial Services Authority, is acting exclusively for iSOFT and no one else in connection with the sale of iSOFT, the Offer and this announcement and will not be responsible to anyone other than iSOFT for providing the protections afforded to clients of Gleacher Shacklock or for providing advice in relation to the sale of iSOFT, the Offer or this announcement or any matter referred to herein.

Morgan Stanley is acting exclusively for iSOFT and no one else in connection with the sale of iSOFT, the Offer and this announcement and will not be responsible to anyone other than iSOFT for providing the protections afforded to clients of Morgan Stanley or for providing advice in relation to the sale of iSOFT, the Offer or this announcement or any matter referred to herein.

Under the provisions of Rule 8.3 of the Code, if any person is, or becomes, "interested" (directly or indirectly) in 1 per cent. or more of any class of "relevant securities" of iSOFT or IBA, all "dealings" in any "relevant securities" of iSOFT or IBA (including by means of an option in respect of, or a derivative referenced to, any such "relevant securities") must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the Scheme becomes effective or lapses or on which the "offer period" otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an "interest" in "relevant securities" of iSOFT or IBA, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all "dealings" in "relevant securities" of iSOFT or IBA by iSOFT or IBA , or by any of their respective "associates", must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose "relevant securities" "dealings" should be disclosed, and the number of such securities in issue, can be found on the Panel's website at www.thetakeoverpanel.org.uk.

"Interests in securities" arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an "interest" by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the Panel's website. If you are in any doubt as to whether or not you are required to disclose a "dealing" under Rule 8, please contact an independent financial adviser authorised under the Financial Services and Markets Act 2000, consult the Panel's website at www.thetakeoverpanel.org.uk or contact the Panel on telephone number +44 (0) 20 7638 0129; fax +44 (0) 20 7236 7013.

Disclosure of dealings by persons with interests in IBA Shares representing 1 per cent. or more

IBA will make a further announcement before trading in entitlements under the Rights Issue commences. The purpose of the further announcement will be to explain the disclosure requirements of Rule 8.3 to persons who take up entitlements or who purchase or sell entitlements under the Rights Issue. The further announcement will explain how to determine the total number of "relevant securities" of IBA for the purposes of calculating whether such "dealings" in entitlements under the Rights Issue result in such persons being or becoming "interested" in 1 per cent. or more of the "relevant securities" of IBA.

APPENDIX I

CONDITIONS AND FURTHER TERMS OF THE OFFER

Part A: Conditions of the Offer

The Offer will be conditional upon the Scheme becoming unconditional and becoming effective, subject to the City Code, by not later than 6 months after the date of this announcement or such later date (if any) as iSOFT and IBA may agree (with, where applicable, the consent of the Panel) and (if required) the Court may allow. The Scheme will comply with the applicable rules and regulations of the Financial Services Authority and the City Code.

1 The Scheme will be conditional upon:

1.1 the approval of the Scheme by a majority in number representing 75 per cent. or more in value of the iSOFT Shareholders present and voting, either in person or by proxy, at the Court Meeting, or at any adjournment thereof;

1.2 the resolution(s) in connection with or required to approve and implement the Scheme and set out in the notice of the Extraordinary General Meeting being duly passed by the requisite majority at the Extraordinary General Meeting, or at any adjournment thereof;

1.3 the sanction (with or without modification, on terms agreed by iSOFT and IBA) of the Scheme and confirmation of the Capital Reduction by the Court and office copies of the Court Orders and the minute of such reduction attached thereto being delivered for registration to the Registrar of Companies in England and Wales and, in relation to the Capital Reduction, being registered by the Registrar; and

1.4 the ASX agreeing to grant official quotation of the New IBA Shares on the Australian Securities Exchange (subject only to the allotment of such shares and the satisfaction of customary pre-quotation listing conditions imposed by ASX within the control of IBA).

2 iSOFT and IBA have agreed that, subject as stated in Part B below, application to the Court to sanction the Scheme and to confirm the Capital Reduction will not be made unless conditions 1.1, 1.2 and 1.4 above have been fulfilled and unless immediately prior to the hearing of the petition to sanction the Scheme the following conditions (as amended if appropriate) are satisfied or waived as referred to below:

2.1 save as disclosed in the Annual Report, publicly announced or fairly disclosed to any member of the IBA Group or its advisers by or on behalf of iSOFT prior to the date of this announcement, no government or governmental body, or supranational regulatory body, in any jurisdiction (each a "Third Party") having taken, instituted, implemented or threatened in writing any action, proceeding, suit, investigation, enquiry or reference in relation to the Offer, or having taken or required any action to be taken which would:

(i) make the Scheme, its implementation or the Offer or proposed acquisition of any shares or other securities in, or control of, iSOFT by any member of the IBA Group void, illegal and/or unenforceable under the laws of any jurisdiction, or otherwise directly or indirectly prohibit, or restrain, restrict, delay or otherwise interfere with the implementation of, or impose additional conditions or obligations with respect to, or otherwise challenge or require amendment of the Scheme or the acquisition of any such shares or securities by any member of the IBA Group;

(ii) require, prevent or materially delay the divestiture or materially alter the terms envisaged for such divestiture by any member of the iSOFT Group or by any member of the IBA Group of all or any part of its businesses, assets or property or impose any limitation on the ability of any of them to conduct their businesses (or any part thereof) or to own any of their assets or properties (or any part thereof) to an extent which is material in the context of the iSOFT Group taken as a whole;

(iii) impose any material limitation on, or result in a material delay in, the ability of any member of the IBA Group directly or indirectly to acquire or hold or to exercise all or any rights of ownership in respect of shares or other securities in iSOFT or on the ability of any member of the iSOFT Group or any member of the IBA Group directly or indirectly to hold or exercise any rights of ownership in respect of shares or other securities (or the equivalent) in, or to exercise management control over, any member of the iSOFT Group to an extent which is material in the context of the iSOFT Group taken as a whole;

(iv) require any member of the iSOFT Group or the IBA Group to acquire or offer to acquire any shares, other securities (or the equivalent) or interest in any member of the iSOFT Group or any asset owned by any third party (other than in the implementation of the Scheme);

(v) require, prevent or materially delay a divestiture by any member of the iSOFT Group of any shares or other securities (or the equivalent) in iSOFT;

(vi) result in any member of the iSOFT Group ceasing to be able to carry on business under any name under which it presently carries on business to an extent which is material in the context of the iSOFT Group taken as a whole;

(vii) impose any material limitation on the ability of any member of the iSOFT Group or any member of the iSOFT Group to integrate or co-ordinate all or any part of its business with all or any part of the business of any other member of the iSOFT Group and/or the IBA Group which in any such case is material in the context of the iSOFT Group as a whole; or

(viii) otherwise materially adversely affect the business, assets, profits or prospects of any member of the iSOFT Group,

and all applicable waiting and other time periods during which any such Third Party could decide to take, institute, implement or threaten any such action, proceeding, suit, investigation, enquiry or reference which would be material in the context of the Offer or take any other step which would be material in the context of the Offer under the laws of any jurisdiction in respect of the Offer or the acquisition or proposed acquisition of any iSOFT Shares or otherwise intervene in a manner which would be material in the context of the Offer having expired, lapsed, or been terminated;

2.2 all necessary or appropriate notifications, filings or applications having been made in connection with the Offer and all necessary waiting periods (including any extensions thereof) under any applicable legislation or regulation of any jurisdiction having expired, lapsed or been terminated (as appropriate) and all statutory and regulatory obligations in any jurisdiction having been complied with and all Authorisations reasonably deemed necessary or appropriate by IBA or any member of the IBA Group in any jurisdiction for or in respect of the Offer or the proposed acquisition of any shares or other securities in, or control of, iSOFT by any member of the IBA Group having been obtained in terms and in a form satisfactory to IBA acting reasonably from all appropriate Third Parties or (without prejudice to the generality of the foregoing) from any person or bodies with whom any member of the iSOFT Group has entered into contractual arrangements and all such authorisations necessary or appropriate to carry on the business of any member of the iSOFT Group in any jurisdiction having been obtained in each case where the direct consequence of a failure to make such notification or filing or to wait for the expiry, lapse or termination of any such waiting period or to comply with such obligations or obtain such Authorisation would have a material adverse effect on the iSOFT Group taken as a whole and all such Authorisations remaining in full force and effect at the time at which the Scheme becomes effective in accordance with its terms and there being no notice or intimation of an intention to revoke, suspend, restrict, modify or not to renew such Authorisations;

2.3 all necessary confirmations, consents, clearances, permissions, waivers or approvals required by iSOFT plc under the CSC Agreement from CSC as a consequence of the Offer or the acquisition or proposed acquisition by IBA or any other member of the IBA Group of any shares or other securities in iSOFT or because of a change in the control or management of any member of the iSOFT Group having been obtained in terms and in a form satisfactory to IBA acting reasonably and not having been revoked;

2.4 save as disclosed in the Annual Report, publicly announced or fairly disclosed to any member of the IBA Group or its advisers by or on behalf of iSOFT prior to the date of this announcement, there being no provision of any arrangement, agreement, lease, licence, permit or other instrument to which any member of the iSOFT Group is a party or by or to which any such member or any of its assets is or may be bound or be subject, which as a consequence of the Offer or the acquisition or the proposed acquisition IBA or any member of the IBA Group of any shares or other securities (or the equivalent) in iSOFT or because of a change in the control or management of any member of the iSOFT Group or otherwise, would result, in any case to an extent which is material in the context of the iSOFT Group taken as a whole, in:

2.4.1 any monies borrowed by, or any other indebtedness, actual or contingent, of, any member of the iSOFT Group being or becoming repayable, or being capable of being declared repayable immediately or prior to their or its stated maturity, or the ability of any such member to borrow monies or incur any indebtedness being withdrawn or inhibited;

2.4.2 the creation or enforcement of any mortgage, charge or other security interest, over the whole or any part of the business, property or assets of any member of the iSOFT Group or any such mortgage, charge or other security interest (whenever arising or having arisen) becoming enforceable;

2.4.3 any such arrangement, agreement, lease, licence, permit or other instrument being terminated or adversely modified or affected or any onerous obligation or liability arising or any adverse action being taken thereunder;

2.4.4 any assets or interests of any member of the iSOFT Group being or falling to be disposed of or charged or any right arising under which any such asset or interest could be required to be disposed of or charged;

2.4.5 any such member of the iSOFT Group ceasing to be able to carry on business under any name under which it presently does so;

2.4.6 the value or financial or trading position or profits of iSOFT or any member of the iSOFT Group being prejudiced or adversely affected; or

2.4.7 the creation of any liability (actual or contingent) by any member of the iSOFT Group.

and no event having occurred which, under any provision of any agreement, arrangement, licence, permit or other instrument to which any member of the iSOFT Group is a party or by or to which any such member or any of its assets may be bound or be subject, is likely to result in any events or circumstances as are referred to in this condition 2.4 and which in each such case would be material in the context of the iSOFT Group.

2.5 save as disclosed in the Annual Report, publicly announced or fairly disclosed to any member of the IBA Group or its advisers by or on behalf of iSOFT prior to the date of this announcement, no member of the iSOFT Group having since 30 April 2006:

2.5.1 issued or agreed to issue or authorised or proposed or announced its intention to authorise or propose the issue of additional shares of any class, or securities convertible into, or exchangeable for, or rights, warrants or options to subscribe for or acquire, any such shares or convertible securities (save as between iSOFT and wholly-owned subsidiaries of iSOFT and save for the issue of the iSOFT Shares pursuant to or in connection with rights granted under, or the grant of rights under, iSOFT Share Schemes or the iSOFT Warrants before the date of this announcement);

2.5.2 recommended, declared, paid or made or proposed to recommend, declare, pay or make any bonus issue, dividend or other distribution whether payable in cash or otherwise other than dividends (or other distributions whether payable in cash or otherwise) lawfully paid or made by any wholly-owned subsidiary of iSOFT to iSOFT or any of its wholly-owned subsidiaries;

2.5.3 other than pursuant to the implementation of the Offer (and save for transactions between iSOFT and its wholly-owned subsidiaries) or other than in the ordinary course of business) implemented, effected, authorised, proposed or announced its intention to implement, effect, authorise or propose any merger, demerger, reconstruction, amalgamation, scheme, commitment or acquisition or disposal of assets or shares (or the equivalent thereof) in any undertaking or undertakings, that is material in the context of the iSOFT Group taken as a whole;

2.5.4 (save for transactions between iSOFT and its wholly-owned subsidiaries) disposed of, or transferred, mortgaged or created any security interest over any asset or any right, title or interest in any asset that is material in the context of the iSOFT Group taken as a whole or authorised, proposed or announced any intention to do so;

2.5.5 (save for transactions between iSOFT and its wholly-owned subsidiaries) issued, authorised or proposed or announced an intention to authorise or propose, the issue of any debentures or (save for transactions between iSOFT and its wholly-owned subsidiaries or transactions under existing credit arrangements) incurred any indebtedness or contingent liability which is material in the context of the iSOFT Group as a whole;

2.5.6 entered into or varied or authorised, proposed or announced its intention to enter into or vary any contract, arrangement, agreement, transaction or commitment (whether in respect of capital expenditure or otherwise) which is of a long term, unusual or onerous nature or magnitude or which involves or is reasonably likely to involve an obligation of such a nature or magnitude which is, in any such case, or which is or is likely to be restrictive on the business of any member of the iSOFT Group, which is, in any such case, material in the context of the iSOFT Group as a whole;

2.5.7 entered into or varied to a material extent or authorised, proposed or announced its intention to enter into or vary to a material extent the terms of, or make any offer (which remains open for acceptance) to enter into or vary to a material extent the terms of, any service agreement with any director or, save for salary increases, bonuses or variations of terms in the ordinary course, senior executive of iSOFT or entered into any commitment to adversely change the terms of any iSOFT Share Scheme to an extent which is material in the context of the iSOFT Group taken as a whole;

2.5.8 purchased, redeemed or repaid or announced a proposal to purchase, redeem or repay any of its own shares or other securities (or the equivalent) or reduced or made any other change to or proposed the reduction or other change to any part of its share capital, save for any shares allotted in connection with the iSOFT Share Schemes or as between iSOFT and wholly-owned subsidiaries of iSOFT;

2.5.9 waived, compromised or settled any claim which is material in the context of the iSOFT Group as a whole otherwise than in the ordinary course of business;

2.5.10 terminated or varied the terms of any agreement or arrangement between any member of the iSOFT Group and any other person in a manner which would or might reasonably be expected to have a material adverse effect on the financial position of the iSOFT Group taken as a whole;

2.5.11 (save as disclosed on publicly available registers) made any alteration to its memorandum or articles of association;

2.5.12 made or agreed or consented to any significant change to the terms of the trust deeds constituting the pension schemes established for its directors and/or employees and/or their dependants or to the benefits which accrue, or to the pensions which are payable, thereunder, or to the basis on which qualification for or accrual or entitlement to such benefits or pensions are calculated or determined or to the basis upon which the liabilities (including pensions) of such pension schemes are funded or made, or agreed or consented to any change to the trustees involving the appointment of a trust corporation;

2.5.13 entered into any contract, commitment or arrangement (otherwise than in the ordinary course of business) which would be restrictive on the business of any member of the iSOFT Group which is material in the context of the iSOFT Group taken as a whole;

2.5.14 been unable, or admitted in writing that it is unable, to pay its debts or having stopped or suspended (or threatened to stop or suspend) payment of its debts generally or having entered into a moratorium, composition, compromise or arrangement with its creditors in respect of its debts or ceased or threatened to cease carrying on all or a substantial part of any business which, in any such case, is material in the context of the iSOFT Group as a whole;

2.5.15 (other than in respect of a member which is dormant and was solvent at the relevant time) taken or proposed any corporate action or had any action or proceedings or other steps instituted against it for its winding-up (voluntary or otherwise), dissolution or reorganisation or for the appointment of a receiver, administrator, administrative receiver, trustee or similar officer of all or any material part of its assets or revenues or any analogous proceedings in any jurisdiction or appointed any analogous person in any jurisdiction which, in any such case, is material in the context of the iSOFT Group as a whole;

2.5.16 entered into any agreement, arrangement or commitment or passed any resolution or made any proposal or announcement with respect to, or to effect, any of the transactions, matters or events referred to in this condition 2.5;

2.6 save as disclosed in the Annual Report, publicly announced or fairly disclosed to any member of the IBA Group or its advisers by or on behalf of iSOFT prior to the date of this announcement, since 30 April 2006 there having been:

2.6.1 no adverse change in the business, assets, financial or trading position or profits of any member of the iSOFT Group which is material in the context of the iSOFT Group taken as a whole;

2.6.2 no litigation, arbitration proceedings, prosecution or other legal proceedings having been announced or instituted by or against or remaining outstanding against or in respect of any member of the iSOFT Group and which might reasonably be expected to have a material adverse effect on the iSOFT Group taken as a whole and no investigation by any relevant authority against or in respect of any member of the iSOFT Group having been threatened, announced, instituted or remaining outstanding by, against, or in respect of any member of the iSOFT Group and which is in any case material in the context of the iSOFT Group taken as a whole;

2.6.3 no contingent or other liability having arisen to the knowledge of any member of the iSOFT Group which might reasonably be expected to adversely affect any member of the iSOFT Group and which in any such case is material in the context of the iSOFT Group taken as a whole; and

2.6.4 no steps having been taken which are likely to result in the withdrawal (without replacement), cancellation or termination of any licence, permit or consent held by any member of the iSOFT Group which is necessary for the carrying on by the iSOFT Group of the business and is material and likely adversely to affect the iSOFT Group taken as a whole;

2.7 save as disclosed in the Annual Report, publicly announced or fairly disclosed to any member of the IBA Group or its advisers by or on behalf of iSOFT prior to the date of this announcement, IBA not having discovered:

2.7.1 that the financial, business or other information concerning the iSOFT Group publicly announced or disclosed at any time by or on behalf of any member of the iSOFT Group is misleading, contains a misrepresentation of fact or omits to state a fact necessary to make the information contained therein not misleading and which is, in any case, material in the context of the iSOFT Group;

2.7.2 that any member of the iSOFT Group is subject to any liability, contingent or otherwise, which is material in the context of the iSOFT Group taken as a whole;

2.7.3 that any past or present member of the iSOFT Group has failed to comply in any material respect with any applicable legislation or regulations of any jurisdiction with regard to the storage, disposal, discharge, spillage, release, leak or emission of any waste or hazardous or harmful substance or any substance likely to impair the environment or harm human or animal health or otherwise relating to environmental matters or that there has been any such storage, presence, disposal, discharge, spillage, release, leak or emission (whether or not the same constituted non-compliance by any person with any such legislation or regulation, and whenever the same may have taken place), any of which non-compliance would be likely to give rise to any material liability (whether actual or contingent) or cost on the part of any member of the iSOFT Group and which is material, in any such case, in the context of the iSOFT Group taken as a whole; or

2.7.4 there is, or is reasonably likely to be, any material obligation or liability (whether actual or contingent) to make good, repair, reinstate or clean up any property now or previously owned, occupied, operated or made use of or controlled by any past or present member of the iSOFT Group under any environmental legislation, regulation, notice, circular or order of any governmental or regulatory authority in any jurisdiction, in each case to an extent which is material in the context of the iSOFT Group taken as a whole.

Part B: Waiver of Conditions and further terms of the Offer

IBA reserves the right to waive, in whole or in part, all or any of the above conditions 2.1 to 2.7 (inclusive).

IBA reserves the right to elect to implement the Offer by way of a Takeover Offer. In such event, such offer will be implemented on the same terms (subject to appropriate amendments, including (without limitation) an acceptance condition set at ninety per cent. (or such less percentage (being more than fifty per cent.) as IBA may decide)) of the shares to which such offer relates), so far as applicable, as those which would apply to the Scheme.

If IBA is required by the Panel to make an offer for the iSOFT Shares under the provisions of Rule 9 of the Code, IBA may make such alterations to any of the above conditions, including condition 1 above, and terms of the Offer as are necessary to comply with the provisions of that Rule.

The Offer will lapse and the Scheme will not proceed unless all the above conditions have been fulfilled or, where permitted, waived or, where appropriate, have been determined by IBA to be or remain satisfied, by midnight on the 21st day after the later of the first closing date of the Offer and the date on which condition 1 is fulfilled (or in each case such later date as IBA may determine, in accordance with the City Code). IBA shall be under no obligation to waive (if capable of waiver), to determine to be or remain satisfied or to treat as fulfilled any of conditions 2.1 to 2.7 (inclusive) by a date earlier than the latest date for the fulfilment of that condition notwithstanding that the other conditions of the Offer may at such earlier date have been waived or fulfilled and that there are at such earlier date no circumstances indicating that any of such conditions may not be capable of fulfilment.

The Offer will lapse and the Scheme will not proceed (unless otherwise agreed with the Panel) if before the date of the Court Meeting:

(i) the Office of Fair Trading has referred the Offer to the Competition Commission; or

(ii) the European Commission has initiated proceedings under Article 6(1)(c) of the Council Regulation (EC) 139/2004.

The Offer will be on the terms and will be subject, inter alia, to the conditions which are set out in Part A of this Appendix I and those terms which will be set out in the formal Scheme Document and related Forms of Proxy and such further terms as may be required to comply with the Listing Rules of the Financial Services Authority and the provisions of the City Code.

APPENDIX II

DETAILS OF IRREVOCABLE UNDERTAKINGS

The following holders of iSOFT Shares have given irrevocable undertakings to vote in favour of the Offer:

Name	Number of iSOFT Shares	% of current issued share capital
John Weston	106,000	0.05%
Gavin James	134,553	0.06%
Geoff White	50,454	0.02%
Eurfyl ap Gwilym	22,727	0.01%
David Thorpe	10,000	0.004%
TOTAL	**323,734**	**0.139%**

These undertakings will remain binding in the event of a higher competing offer being made for iSOFT, unless the Offer lapses or is withdrawn.

The following iSOFT Warrant Holders have given irrevocable undertakings to exercise the iSOFT Warrants conditionally upon the Scheme being sanctioned by the Court:

Name	Number of iSOFT Warrants	% of current issued share capital
West Register (Investments) Limited	2,529,615	1.09%
Barclays Capital	1,768,066	0.76%
HSBC Bank plc	1,768,066	0.76%
Ranelagh Nominees Limited	2,529,615	1.09%
TOTAL	**8,595,362**	**3.70%**

These undertakings will cease to be binding if the Scheme Document is not posted by 14 June 2007 (or such later date as the Panel may agree), the requisite majorities fail to approve the resolution(s) at the Court Meeting or the Extraordinary General Meeting, the Offer otherwise lapses or fails to complete before the day falling six months after the date of this announcement, or upon the announcement of a competing offer at a price above the value of the Offer.

APPENDIX III

HISTORICAL INCOME STATEMENT

Basis of preparation

The historical income statements set out below have been presented based on the following:

- Historical income statement (AIFRS basis) for IBA for the year ended 30 June 2006 extracted from the audited 2006 financial statements;
- Historical income statement (AIFRS basis) for IBA for the six months ended 31 December 2006 extracted from the unaudited (but reviewed) 2007 interim financial statements;
- Historical income statement (IFRS basis) for iSOFT for the year ended 30 April 2006 extracted from the audited 2006 financial statements;
- Historical income statement (IFRS basis) for iSOFT for the six months ended 31 October 2006 extracted from the unaudited 2007 interim financial statements; and
- Details of the exchange rate used for preparation of the historical income statement is contained in Note 2 below.

Historical income statements

The table below sets out the respective historical income statements of IBA and iSOFT on the basis described above. This table also sets out the aggregation of IBA and iSOFT results as at 30 June 2006 and 31 December 2006. For the purposes of this table, because the accounting periods of IBA and iSOFT are different, an assumption has been made that iSOFT's results for the year to 30 April 2006 and six months to 31 October 2006 are a reasonable approximation of iSOFT's results for the year to 30 June 2006 and six months to 31 December 2006 respectively (iSOFT's results for these periods may have been materially different). The statements do not take account of any potential cost or revenue synergies and the expected potential costs from the integration of iSOFT, nor the impact of any fair value acquisition adjustments as discussed in Appendix IV. These historical income statements have not been compiled on a pro forma basis – no consideration has been given as to whether the statements require any adjustment. They should be used solely as a guide to the relative sizes of IBA and iSOFT, not as an indication of what the results would have been had the transaction taken place at 1 July 2005 or as a prediction of the future results of the Enlarged Group.

A$000's	IBA Year to 30 June 2006	iSOFT Year to 30 April 2006	Aggregation Year to 30 June 2006	IBA Six months to 31 Dec 2006	iSOFT Six months to 31 Dec 2006	Aggregation Half Year to 31 Dec 2006
	Note 1	Note 2		Note 1	Note 2	
Total revenue	59.2	477.5	536.7	36.3	212.5	248.8
Operating revenue*	58.4	477.5	535.9	36.0	212.5	248.5
EBITDA	19.0	(783.7)	(764.7)	15.6	(19.8)	(4.2)
EBIT	15.5	(800.4)	(784.9)	12.2	(28.0)	(15.8)
Net Profit / (loss) after tax	15.3	(904.8)	(889.5)	11.8	(1.6)	10.1
Goodwill impairment & individually significant items / Exceptionals						
Deferred expenditure write down	(0.9)	-	(0.9)	(1.1)	-	(1.1)
- Restructuring expense	(3.2)	-	(3.2)	-	-	-
Goodwill impairment	-	(831.9)	(831.9)	-	-	-
Reorganisation / redundancy & other	-	-	-	-	28.7	28.7
- Profit on disposal of subsidiary					0.7	0.7
	(4.1)	(831.9)	(836.0)	(1.1)	(28.1)	(29.1)
EBITDA pre goodwill impairment & individually significant items / Exceptionals	23.0	48.3	71.3	16.7	8.3	25.0
EBITDA Margin**	39.4%	10.1%	13.39%	46.3%	3.9%	10.1%
EBIT pre goodwill impairment & individually significant items / Exceptionals	19.6	31.5	51.1	13.3	0.0	13.3
EBIT Margin**	33.6%	6.6%	9.5%	36.8%	-	5.3%

* IBA excludes interest income reported within revenue in year ended 30 June 2005, also excludes $0.8m gain on investment disposal reported within revenue.
** has been calculated using operating revenue.

Notes:

1. The historical income statements for IBA have been extracted from the audited financial statements for the year ended 30 June 2006 (on which the auditors expressed an unqualified audit opinion) and the unaudited (but reviewed) financial statements for the half year ended 31 December 2006 (on which the auditors expressed an unqualified review opinion).

2. The historical income statements for iSOFT have been extracted from the audited financial statements for the year ended 30 April 2006 and the unaudited interim financial statements

for the six months ended 31 October 2006. The auditors were unable to form an audit opinion on the iSOFT annual accounts to 30 April 2006 and were unable to form a review opinion on its interim accounts ended 31 October 2006.

iSOFT's reported results (in £) to 30 April 2006 and to 31 October 2006 have been converted to Australian Dollars using the average exchange rate for the year to 30 April 2006 (1A$: £0.4224) and half year to 31 October 2006 (A$1: £0.4041), respectively.

3. Exceptional items for iSOFT in the six months to 31 October 2006 included A$9.9 million for the closure of the former head office in Manchester, A$8.9 million in redundancy and organisational charges and a further A$9.9 million in relation to legal and advisory fees relating to changes in funding arrangements, strategic discussions and the UK FSA investigations, offset by a A$0.7m profit on disposal of a subsidiary.

APPENDIX IV

PRO FORMA BALANCE SHEET

The unaudited pro forma historical balance sheet set out below has been prepared by IBA based on the combination of the following:

- historical balance sheet information of IBA (AIFRS basis) as at 31 December 2006 extracted from the unaudited 2007 interim financial statements;
- historical balance sheet information of iSOFT (IFRS basis) as at 31 October 2006 extracted from the unaudited 2007 interim financial statements;
- the effects of the Offer and the restated acquisition accounting adjustments;
- the adjustments required to effect the implementation of the Conditional Placement, Rights Issue and repayment of iSOFT's existing bank facilities; and
- details of the exchange rate used for preparation of the historical balance sheet is contained in Note 2 below.

The unaudited pro forma historical balance sheet set out below has been prepared for illustrative purposes only to show the relative sizes of IBA and iSOFT and the effect on IBA of the Rights Issue and the Conditional Placement and the associated issue of IBA Consideration Shares pursuant to the Offer and refinancing of iSOFT's bank facilities as if they each occurred on 31 December 2006. It is not intended to be an indication of the actual financial position had the Offer taken place on 31 December 2006, or as a prediction of the future financial position of the Enlarged Group.

A$000's	IBA Health 31/12/2006	iSOFT 31/10/2006	Conditional Placement & Rights Issue Equity	Acquisition Impact	Refinance of iSOFT Existing Bank Debt	Pro forma Combined Group
	Note 1	Note 2	Note 3	Note 4	Note 5	
Current Assets:						
Cash & equivalents	29,707	66,147	191,923	(35,700)	(115,936)	136,141
Trade & other receivables	25,191	151,369				176,560
Other current assets	19,740	10,859				30,599
	74,638	228,375	191,923	(35,700)	(115,936)	343,300
Non-Current Assets:						
Property, Plant & Equipment	3,833	26,134				29,967
Intangible Assets	79,196	348,302		309,696		737,194
Deferred Tax Assets	2,852	26,495				29,347
Investment in Associate	23,164	-				23,164
	109,045	400,931		309,696		819,672
Current Liabilities:						
Deferred income	(5,228)	(172,302)				(177,530)
Trade & Other Payables	(9,936)	(96,316)				(106,252)
Contract financing	-	(45,736)				(45,736)
Short-term borrowings	-	(50,343)			48,639	(1,704)
Current tax liabilities	(506)	-				(506)
Short term provisions	(3,686)	(3,407)				(7,093)
	(19,356)	(368,104)			48,639	(338,821)
Non Current Liabilities:						
Trade & other payables	(2,139)	(8,251)				(10,390)
Deferred tax liabilities	(3,294)	(753)				(4,047)
Contract financing	-	(92,533)				(92,533)
Long term borrowings	(8,002)	(59,688)			67,297	(393)
Long term provisions	(643)	(8,997)				(9,640)
Retirement benefit obligation	-	(32,176)				(32,176)
	(14,078)	(202,398)			67,297	(149,179)
Net Assets	**150,249**	**58,804**	**191,923**	**273,996**	-	**674,972**
Share Capital	186,644	180,321	191,923	152,479		711,367
Retained earnings	(40,759)	(449,820)		449,820	-	(40,759)
Reserves	4,364	326,360		(326,360)		4,364
Minority Interest[7]		1,943		(1,943)		-
Equity	**150,249**	**58,804**	**191,923**	**273,996**	-	**674,972**

Notes

1. The consolidated balance sheet of IBA at 31 December 2006 has been extracted, without adjustment from the unaudited interim financial statements for the six months ended 31 December 2006 which was prepared on the basis of AIFRS. No account has been taken of any trading or transactions of IBA since 31 December 2006.

2. The consolidated balance sheet of iSOFT at 31 October 2006 has been extracted without adjustment from the unaudited interim financial statements for the six months ended 31 October 2006 which was prepared on the basis of IFRS, and translated into Australian Dollars using the exchange rate of 1A$=£0.4050, being the mid-point exchange rate at 31 October 2006.

   The actual exchange rate at which the balance sheet of iSOFT at the Effective Date will be converted will be the exchange rate prevailing at the Effective Date. An adjustment between the exchange rate assumed and the Effective Date rate will impact the cost of acquisition and hence goodwill.

   No account has been taken of any trading or transactions of iSOFT since 31 October 2006.

   iSOFT's auditors were unable to form a review opinion on the 2007 interim financial statements.

3. The net funds raised under the Rights Issue are assumed to be A$191.9 million representing:

   - A$145.4 million raised under the Rights Issue (total IBA Rights issue Shares to be issued under the Rights Issue are 138.5 million).
   - In addition to the funds raised under the Rights Issue, a further A$54.5 million is assumed to be raised under the Conditional Placement. Total IBA Placing Shares to be issued under the Conditional Placement are 51.9 million.
   - Less equity raising costs of A$8 million.

4. The total cost of acquiring iSOFT is estimated to be A$368.5 million which reflects:

   - the issue of 1.1 IBA Consideration Shares in exchange for each iSOFT Share. The number of iSOFT Shares assumed at completion of the Offer has been calculated as 241.1 million shares including 8.6 million new iSOFT Shares that are expected to be issued on crystallisation of certain iSOFT warrants (no adjustment has been made in the pro forma balance sheet for the cash proceeds due to iSOFT of A$2.1 million (£0.9 million) from warrant holders). In addition, due to uncertainty in relation to the treatment of 9.1 million iSOFT Share options, the iSOFT Shares that would crystallise in relation to these options on completion have not been adjusted in the pro forma balance sheet. This will result in the issue of 265.2 million IBA Consideration Shares to iSOFT shareholders in exchange for their 241.1 million iSOFT Shares.

     The 265.2 million IBA Consideration Shares issued to iSOFT Shareholders under the Offer at the IBA share price of A$1.255 at 4 May 2007 (being the last day prior to the date on which IBA was granted a trading halt for its shares by the ASX) equates to a consideration of A$332.8 million.

   - plus costs directly associated with the acquisition of A$35.7 million which comprise costs of A$21.9 million and iSOFT's outstanding PIK interest payments of A$13.8 million (£5.6 million) representing the amount payable from 1 January 2007 to the expected Effective Date.

   The adjustment to share capital reflects the issue of new share capital of A$332.8 million less elimination of iSOFT existing share capital as at 31 October 2006 of A$180.3 million. The adjustments to retained earnings and reserves reflect the elimination of the iSOFT related balances.

The actual cost of the acquisition will depend on the IBA share price as at the close of trading on ASX on the Effective Date. Based on an assumed IBA share price of A$1.255 and the number of IBA Consideration Shares to be issued to iSOFT Shareholders, the Australian dollar value of the equity consideration issued to iSOFT is A$332.8 million. To the extent that the IBA share price is greater/(less) than the assumed share price of A$1.255, the dollar value of equity issued will increase/(decrease) and there will be a corresponding impact on the amount of implied goodwill that arises as a result of the acquisition of iSOFT.

	A$ million
Total cost of acquisition	368.5
Net tangible assets of iSOFT (a)	(289.5)
Goodwill / intangibles following acquisitions (b)	**658.0**

a) Due to the level of public information available on iSOFT and the level of detailed access to iSOFT personnel and accounting records, it has not been possible for IBA to identify accurately the assets that will be acquired, and the fair value of net tangible liabilities of iSOFT have been assumed to equal their book value. The actual goodwill that arises on acquisition will depend on the actual assets and liabilities of iSOFT on the Effective Date and IBA's assessment of their fair value. This assessment may cause the total value of goodwill to change from that estimated above. This will also impact the future amortisation of intangibles and therefore the reported profitability of the Enlarged Group.

b) Under the AIFRS business combinations standard, all of iSOFT's identifiable assets, liabilities and contingent liabilities, including intangible assets, must be identified and valued. The purchase price is then allocated across the fair value of these assets, liabilities and contingent liabilities with any residual allocated to goodwill.

Many intangible assets that would previously have been subsumed within goodwill must be separately identified and valued. The valuation of such assets is a complex and time-consuming process that may require specialist skills and detailed information about the business, which is currently not available to IBA. In addition, each of the identified intangibles acquired may have a limited life and must be amortised over that life in contrast to goodwill, which is not amortised under AIFRS. The identification and valuation process will therefore be undertaken after the acquisition completes, which is expected to occur at various times during the period from Effective Date to 31 December 2007.

The examples provided below are not intended to be an exhaustive list of items acquired in a business combination that meet the definition of an intangible asset. However, they provide some indication of the types of intangibles that may be acquired as part of the acquisition:

- Trademarks and trade names
- Customer contracts and the related customer relationships
- Customer lists
- Supplier contracts

- Licensing, royalty and standstill agreements
- Patented technology
- Computer software
- Unpatented technology
- Internet domain names

Notwithstanding the above, IBA has performed some initial analysis to estimate the value of the indentifiable intangible assets to be acquired.

5. The adjustment reflects the repayment of iSOFT's existing bank facilities which at 31 October 2006 comprised a drawing under a revolving credit facility of £8 million (A$19.7 million) and a term loan of £36 million (A$88.9 million) both converted into Australian Dollars at the rate prevailing at 31 October 2006 (A$1 = £0.4050) resulting in a cash outflow of A$115.9 million including debt raising costs of A$7.3 million. For the purposes of the pro forma balance sheet the full A$7.3 million has been capitalised against long term borrowings and will be amortised over the term of the New Debt Facilities.

   iSOFT's other financing facilities (contract financing and finance leases) at 31 October 2006 are not expected to be repaid on the Effective Date. IBA has obtained New Debt Facilities summarised in Appendix VI.

6. No adjustment has been made for the impact of applying IBA's accounting policies to iSOFT as with the exception of the revenue recognition policy, the accounting policies are materially consistent.

   IBA and iSOFT operate substantially different types of contracts in that none of IBA's contracts involve any significant development work (which is a feature of a number of iSOFT's contracts). As a result IBA intends to continue applying the current iSOFT revenue recognition policy on the iSOFT contracts post completion.

7. The minority interest in iSOFT is assumed to have been bought out for the purposes of this pro forma balance sheet.

APPENDIX V

Report on profit forecast (originally published on 26 February 2007 in accordance with Rule 28.3 (b) of the City Code)

26 February 2007

IBA Health Limited ("IBA Health")

Statement regarding profit forecast

Introduction

On 16 February 2007, IBA Health announced that it is in discussions with iSOFT Group plc (the "Company"), which may or may not lead to an all-share recommended offer for the Company being made by IBA Health. IBA Health also confirmed that it is in discussions with certain financial institutions to obtain the funding which would be required should an offer for the Company be made by IBA Health. This funding would refinance the Company's existing debt facilities and provide adequate working capital for the ongoing requirements of the Enlarged Group.

On 26 February 2007, IBA Health announced its unaudited results for the six month period ended 31 December 2006 in which the following statement was included: "We are increasing our guidance for the year to 30 June 2007 of profit before tax and amortisation to $30.7 million (FY2006: $18.1 million). Revenue is expected to be $75 million (FY2006: $59 million), and EBITDA is expected to be $32 million (FY2006: $18.95 million)" (the "Profit Forecast").

The UK Panel on Takeovers and Mergers (the "Panel") has ruled that the statement regarding IBA Health's guidance for the year to 30 June 2007 represents a profit forecast for the purpose of Rule 28 of the UK City Code on Takeovers and Mergers (the "Code"). As such it is a requirement of the Code that this statement should be reported on by IBA Health's auditors and financial adviser in the terms set out in Rule 28 of the Code.

The Profit Forecast relates to the twelve month period ending 30 June 2007. Your attention is drawn to the announcement issued by IBA Health on 26 February 2007 containing the unaudited results of IBA Health for the six month period ended 31 December 2006.

Basis of preparation and assumptions underlying the Profit Forecast

The Profit Forecast takes into account:

- the unaudited interim financial statements of IBA Health for the six month period ended 31 December 2006 issued by IBA Health on 26 February 2007; and
- the IBA Health Directors' forecast for the six months ending 30 June 2007.

The Profit Forecast has been prepared on a basis consistent with the accounting policies adopted by IBA Health in its financial statements for the year ended 30 June 2006. The Profit Forecast excludes any costs incurred relating to the ongoing discussions that may or may not lead to an all-share recommended offer being made by IBA Health for iSOFT, or any material acquisition or disposal by IBA Health.

For the purposes of the Profit Forecast, EBITDA is defined as earnings before interest, tax, depreciation and amortisation as reported under IFRS, not including the impact of items reported as exceptional items. In addition, profit before tax and amortisation is as reported under IFRS, not including the impact of items reported as exceptional items.

The Profit Forecast takes into account the following principal assumptions which could have a material effect on the achievement of the Profit Forecast:

(a) There will be no significant changes in the nature of the competitive environment in which IBA Health operates or in the strategy or performance of major competitors during the six months ending 30 June 2007 and there are no material beneficial or adverse effects on the financial performance of the Company arising from the actions of competitors;
(b) The operating and financial performance of IBA Health is influenced by a variety of general economic and business conditions, including the levels of health care sector investment spending, levels of inflation, interest rates and exchange rates, government fiscal, monetary and regulatory policies. The Profit Forecast assumes that there will be no material changes in these conditions;
(c) There are no changes to the statutory, legal or regulatory environment (including taxation), which would be detrimental to IBA Health or its key customers in any of the jurisdictions in which it operates;
(d) There are no material changes in Australian Accounting Standards, Statements of Accounting Concepts or other mandatory professional reporting requirements, being Urgent Issues Group Consensus Views and the Corporations Act, which would have a material effect on the Profit Forecast;
(e) There will be no material adverse change in exchange rates that will affect expected Australian dollar equivalent of revenues denominated in foreign currencies;
(f) There is no material amendment to any material agreement relating to IBA Health's existing contracts;
(g) There is no loss of key management personnel; and
(h) There are no material acquisitions or disposals.

The assumptions (a) to (e) above are exclusively outside the influence or control of the IBA Health Directors.

Reports relating to the Profit Forecast

The IBA Health Directors, who are solely responsible for the Profit Forecast, have received the following letters from PKF Corporate Advisory Services (NSW) Pty Ltd and ABN AMRO Corporate Finance Limited relating to the Profit Forecast.

Letter from PKF Corporate Advisory Services (NSW) PTY LTD

26 February 2007

The Directors
IBA Health Limited
Level 8
201 Sussex Street
SYDNEY NSW 2000

ABN AMRO Corporate Finance Limited
250 Bishopsgate
LONDON EC2M 4AA

Dear Sirs

IBA HEALTH LIMITED - INDEPENDENT ACCOUNTANT'S REPORT

1. Introduction

We report on the profit forecast comprising the estimate of A$75 million in revenues, A$32 million in earnings before interest, taxes, depreciation and amortization and profit before amortization and taxes of A$30.7 million for IBA Health Limited (the "Company") and its subsidiaries (together the "Group") for the year ending 30 June 2007 (the "Profit Forecast"). The Profit Forecast is set out in the announcement of the Company's results for the six months ended 31 December 2006 issued by the Company on 26 February 2007 (the "Announcement").

This report is required by Rule 28.3(b) of the City Code on Takeovers and Mergers (the "City Code") and is given for the purposes of complying with that rule and for no other purpose. Accordingly, we assume no responsibility in respect of this report to for any other purpose.

2. Responsibilities

It is the responsibility of the directors of the Company (the "Directors") to prepare the Profit Forecast in accordance with the requirements of the City Code. In preparing the Profit Forecast, the Directors are responsible for correcting errors that they have identified which may have arisen in unaudited financial results and unaudited management accounts used as the basis of preparation for the Profit Forecast.

It is our responsibility to form an opinion as required by the City Code as to the proper compilation of the Profit Forecast and to report that opinion to you.

3. Basis of preparation of the Profit Forecast

The Profit Forecast is based on the reviewed (but unaudited) interim results for the six months ended 31 December 2006 and a forecast for the 6 months ending 30 June 2007. The Profit Forecast is required to be presented on a basis consistent with the accounting policies of the Group.

4. Basis of opinion

We conducted our work having regard to and in accordance with the Standards for Investment Reporting issued by the Auditing Practices Board in the United Kingdom. Our work included evaluating the basis on which the historical financial information included in the Profit Forecast has been prepared and considering whether the Profit Forecast has been accurately computed using that information and whether the basis of accounting used is consistent with the accounting policies of the Group. Whilst the assumptions upon which the Profit Forecast are based are solely the responsibility of the Directors, we considered whether anything came to our attention to indicate that any of the assumptions adopted by the Directors which, in our opinion, are necessary for a proper understanding of the Profit Forecast have not been disclosed and whether any material assumption made by the Directors appears to us to be unrealistic.

We planned and performed our work so as to obtain the information and explanations we considered necessary in order to provide us with reasonable assurance that the Profit Forecast has been properly compiled on the basis stated.

Since the Profit Forecast and the assumptions on which it is based relate to the future and may therefore be affected by unforeseen events, we can express no opinion as to whether the actual results reported will correspond to those shown in the Profit Forecast and differences may be material.

Our work has not been carried out in accordance with auditing or other standards and practices generally accepted in other jurisdictions and accordingly should not be relied upon as if it had been carried out in accordance with those standards and practices.

5. Opinion

In our opinion, the Profit Forecast has been properly compiled on the basis of the assumptions made by the Directors and the basis of accounting used is consistent with the accounting policies of the Group.

PKFCA holds an Australian Financial Services Licence. As a holder of an Australian Financial Services Licence we are required to provide a Financial Services Guide in situations where we may be taken as providing financial product advice to retail clients. A copy of PKFCA Financial Services Guide is set out in Appendix A to this report.

Yours faithfully,

PKF CORPORATE ADVISORY SERVICES (NSW) PTY LTD

DOMENIC QUARTULLO
Director

APPENDIX A - FINANCIAL SERVICES GUIDE

26 February 2007

This Financial Services Guide is issued in relation to the Independent Accountant's Report included in the document issued by IBA Limited ("IBA" or "the Company") dated on or about 26 February 2007 (the "Announcement").

PKF Corporate Advisory Services (NSW) Pty Ltd

PKF Corporate Advisory Services (NSW) Pty Ltd ("PKFCA") (ABN 70 050 038 170) has been engaged by the directors of IBA to prepare an independent accountant's report for inclusion in the Announcement.

PKFCA holds an Australian Financial Services Licence - Licence No: 247420.

Financial Services Guide

As a result of our report being provided to you, we are required to issue to you, as a retail client, a Financial Services Guide ("FSG"). The FSG includes information on the use of general financial product advice and is issued so as to comply with our obligations as holder of an Australian Financial Services Licence.

Financial services we are licensed to provide

We hold an Australian Financial Services Licence which authorises us to provide reports for the purposes of acting for and on behalf of clients in relation to proposed or actual mergers, acquisitions, takeovers, corporate restructures or share issues, to carry on a financial services business to provide general financial product advice for securities and certain derivatives (limited to old law securities, options contracts and warrants) to retail and wholesale clients.

We provide financial product advice by virtue of an engagement to issue a report in connection with the issue of securities of another person.

Our report includes a description of the circumstances of our engagement and identifies the party who has engaged us. You have not engaged us directly but will be provided with a copy of our report (as a retail client) because of your connection with the matters on which our report has been issued.

Our report is provided on our own behalf as an Australian Financial Services Licensee authorised to provide the financial product advice contained in the report.

General Financial Product Advice

Our report provides general financial product advice only, and does provide personal financial product advice, because it has been prepared without taking into account your particular personal circumstances or objectives (either financial or otherwise), your financial position or your needs.

Some individuals may place a different emphasis on various aspects of potential investments.

An individual's decision in relation to the issue of share described in the Prospectus may be influenced by their particular circumstances and, therefore, individuals should seek independent advice.

Benefits that we may receive

We have charged fees for providing our report. The basis on which our fees will be determined has been agreed with, and will be paid by, the person who engaged us to provide the report. Our fees have been agreed on either a fixed fee or time cost basis.

Remuneration or other benefits received by our employees

All our employees receive a salary. Employees may be eligible for bonuses based on overall productivity and contribution to the operation of PKFCA or related entities but any bonuses are not directly in connected with any assignment and in particular are not directly related to the engagement for which our report was provided.

Referrals
We do not pay commissions or provide any other benefits to any parties or person for referring customers to us in connection with the reports that we are licensed to provide.

Associations and relationships
PKFCA is the licensed corporate advisory arm of PKF New South Wales, Chartered Accountants and Business Advisers. The directors of PKFCA may also be partners in PKF New South Wales, Chartered Accountants and Business Advisers.

PKF New South Wales, Chartered Accountants and Business Advisers is comprised of a number of related entities that provide audit, accounting, tax and financial advisory services to a wide range of clients.

PKFCA's contact details are as set out below:

PKF Corporate Advisory Services (NSW) Pty Ltd
Australian Financial Services Licence 247420, ABN 70 050 038 170
Level 10, 1 Margaret Street, Sydney, New South Wales 2000, Australia
Tel: 61 2 9251 4100 | Fax: 61 2 9240 9821.

Complaints resolution
As the holder of an Australian Financial Services Licence, we are required to have a system for handling complaints from persons to whom we provide financial product advice. All complaints must be in writing, addressed to The Complaints Officer, PKF Corporate Advisory Services (NSW) Pty Ltd, Level 10, 1 Margaret Street, Sydney NSW 2000.

On receipt a written complaint we will record the complaint, acknowledge receipt of the complaint and seek to resolve the complaint as soon as practical.

If we cannot reach a satisfactory resolution, you can raise your concerns with the Financial Industry Complaints Service ("FICS"). FICS is an independent body established to provide advice and assistance in helping resolve complaints relating to the financial services industry. PKFCA is a member of FICS. FICS may be contacted directly via the details set out below.

Financial Industry Complaints Service Limited
PO Box 579
Collins Street West
Melbourne VIC 8007
Toll free: 1300 78 08 08
Facsimile: (03) 9621 2291
Email: www.fics@fics.asn.au

Letter from ABN AMRO Corporate Finance Limited

STRICTLY PRIVATE & CONFIDENTIAL

The Directors
IBA Health Limited
Darling Park Tower 1
Level 8, 201 Sussex Street
Sydney NSW 2000
Australia

26 February, 2007

Dear Sirs,

We refer to the profit forecast (the "Profit Forecast") of IBA Health Limited ("IBA Health") for the year ending 30 June 2007, together with the basis upon which the forecast is made.

We have discussed with you the Profit Forecast, together with the basis upon which it has been prepared by you, and you have confirmed to us that all information material to the forecast has been disclosed to us.

We have also discussed the assumptions, accounting policies and calculations adopted in arriving at the Profit Forecast with PKF Corporate Advisory Services (NSW) Pty Ltd ("PKF"), and we have considered the letter PKF addressed to yourselves and ourselves on this matter.

On the basis of these discussions and having regard to the letter from PKF, we consider that the Profit Forecast, for which the IBA Health Directors are solely responsible, has been made with due care and consideration by the IBA Health Directors.

Yours faithfully,
For and on behalf of:
ABN AMRO Corporate Finance Limited

Richard Walker
Director

APPENDIX VI
SUMMARY OF IMPLEMENTATION AGREEMENT, NEW DEBT FACILITIES AND UNDERWRITING AGREEMENT

Implementation Agreement

On 15 May 2007, IBA and iSOFT entered into an Implementation Agreement, which sets out the terms on which they will implement the Scheme.

Inducement Fee

Under the Implementation Agreement, iSOFT has agreed to pay IBA a fee equal to £1,397,137, being 1 per cent. of the value of the aggregate consideration being offered for iSOFT Shares by IBA under the Scheme, based on the closing prices of the IBA Shares on 4 May 2007, being the last day before the ASX granted a trading halt for the purpose of allowing IBA to undertake an equity fundraising, the issued share capital of iSOFT having been fully diluted in respect of convertibles, options and other rights to subscribe for such shares which are "in the money" at the relevant offer price and such convertibles, options and subscription rights having been ascribed their "see through" value at such offer price (such fee being inclusive of VAT) (the "Inducement Fee") if, after the Offer is announced:

- the Offer lapses or is withdrawn and, before the lapse or withdrawal, a competing offer for iSOFT has been announced, and such competing offer or any other competing offer subsequently becomes or is declared unconditional as to acceptances or is otherwise completed or implemented; or
- any director of iSOFT withdraws, qualifies or modifies his recommendation of the Offer in a manner adverse to IBA (other than by reason of a material failure of IBA to comply with its obligations under the City Code); or
- the requisite majorities of iSOFT Shareholders fail to vote in favour of the resolutions to be proposed at the Court Meeting or Extraordinary General Meeting; or
- the Offer lapses or is withdrawn because CSC does not provide all consents and approvals required by iSOFT plc under the CSC Agreement.

For the purposes of the above, a "competing offer" includes any takeover or other transaction in relation to more than 50 per cent. of the issued share capital, more than 50 per cent. of the assets or more than 50 per cent. of the assets and liabilities, of iSOFT, however effected, including a reverse takeover, scheme of arrangement or dual holding company transaction, made by a party which is not an associate of or acting in concert with IBA.

Conduct of business

Under the Implementation Agreement iSOFT has undertaken that, unless required by law, pursuant to an ongoing contractual commitment, or with IBA's prior written approval, it will not (and will procure that iSOFT Group members do not), prior to the effective date of the Scheme or (if earlier) the date on which the Implementation Agreement is terminated:

- carry on business other than in the ordinary and usual course;
- make (or agree to make) any payment outside the ordinary course of trading;
- amend, terminate or consent to a waiver of rights under the CSC Agreement, the ESA Agreement or the HSE Agreement;

- enter into the CSC Definitive Agreement; or
- terminate the appointment or employment of Paul Richards or Chris Tackaberry (except for serious misconduct)

without in each case first consulting with, and having regard to, IBA's recommendations.

Under the Implementation Agreement, other than contemplated by the terms of the Offer or Implementation Agreement, iSOFT has also undertaken that it will not (and will procure that iSOFT Group members do not), prior to the effective date of the Scheme or (if earlier) the date on which the Implementation Agreement is terminated:

- amend the memorandum or articles of association of any iSOFT Group member;
- propose, recommend or pay any bonus issue, dividend or other distribution (cash or otherwise) other than dividends paid by a wholly-owned subsidiary of iSOFT to iSOFT or any of its other wholly-owned subsidiaries;
- amend any of the iSOFT Share Schemes;
- subject to the iSOFT Directors' fiduciary duties, take any step which is reasonably likely to prevent or delay satisfaction of the Scheme conditions;
- alter the share capital of any iSOFT Group member or grant any options or rights over any iSOFT share capital, except for existing share options and share awards obligations;
- subject to the iSOFT Directors' fiduciary duties, do anything requiring shareholder approval in general meeting or Panel consent under Rule 21 of the City Code (other than in respect of the Scheme);
- amend or (except for serious misconduct) terminate the employment arrangements with any non-executive director of iSOFT or any of John Weston, Bill Henry, Gavin James, Teifion Hill, Peter Hermann, Wim Botermans, Katrina Diaz Solaz, Nigel Lutton, David Roberts, Ajay Vasudeva, Selina Tippling and Tommy Soh, or any of their successors in their respective roles;
- improve the terms of the service agreements of, or other arrangements with, Paul Richards or Chris Tackaberry or their successors in their respective roles; or
- vary, amend or consent to a waiver of rights under any of the terms of the CSC Agreement or vary any of the proposed terms of the CSC Definitive Agreement previously notified to IBA which relate to delivery dates, payment dates, penalties, delayed payments or any other terms of the CSC Agreement or the CSC Definitive Agreement which might reasonably be expected to have a material adverse effect on IBA's financial model developed for the purposes of the Offer

without in any such case the prior approval of IBA, such approval not to be unreasonably withheld or delayed.

Prior to the Effective Date or (if earlier) the date on which the Implementation Agreement is terminated, subject to any applicable duties of confidentiality and to the extent possible without prejudicing the existence of legal privilege (if applicable), iSOFT shall (and shall procure that each member of the iSOFT Group shall), keep IBA regularly informed of the progress of and of any material developments in relation to:

- the performance of the obligations of iSOFT pursuant to the CSC Agreement, the ESA Agreement and the HSE Agreement (including, if applicable, progress in relation to the achievement of any contractual targets or milestones), the operation of such agreements and the relations between iSOFT and its counter-parties to such agreements (including iSOFT becoming aware that any such counter-parties were contemplating exercising any contractual or other remedy for breach of such agreements by iSOFT or another member of the iSOFT Group);

- the proceedings in the Supreme Court of Queensland, Brisbane Registry (Proceedings No. BS9769/06) between the Australian Church in Australia Property Trust in Australia (Q) and iSOFT Australia Pty Limited;
- the civil proceedings under case number CIV-2006-404-007881 filed in the High Court at Auckland by I-Health Limited as plaintiff against I-Soft NZ Limited and iSOFT Australia Pty Limited as first and second respondents respectively;
- the investigation commenced by the Financial Services Authority into alleged irregularities affecting iSOFT's accounts for the financial years ended 30 April 2004 and 30 April 2005,

and in each case, shall consult with IBA in relation to any action or step it proposes to take as a result of any such developments and have due regard to the recommendations made by IBA as a result of such consultation.

Termination

The obligations of IBA and iSOFT to implement the Scheme and complete the Offer may be terminated at any time prior to 11.59 p.m. on the date on which the Court holds a hearing to approve the Scheme:

- by mutual written consent of IBA and iSOFT;
- by either IBA or iSOFT if the iSOFT Shareholder Approval is not obtained at the Court Meeting and the Capital Reduction is not approved at the Extraordinary General Meeting;
- by IBA:
    - in the event of failure of any of the conditions to the Scheme or if the Court does not sanction the Scheme;
    - if iSOFT enters into any agreement with respect to, or makes any public statement approving or endorsing, any alternative acquisition proposal (as defined in the Implementation Agreement); or
    - if iSOFT is in material breach of the Implementation Agreement;
- by iSOFT:
    - if IBA is in material breach of the Implementation Agreement; or
    - if it is announced by, or on behalf of, iSOFT that the board of directors of iSOFT has determined not to give, or withdraw or modify, its recommendation of the Offer and the Scheme,

provided that neither IBA nor iSOFT may terminate if they are required by the Panel to proceed with the Offer.

The obligations of the parties to implement the Scheme and complete the Offer will also terminate if the Scheme does not become effective prior to 15 November 2007 (or such later date as IBA and iSOFT, with the consent of the Panel, agree in writing).

Waivers and indemnities

IBA waives any claim that it has or may have against any iSOFT Director in connection with:

- any negligence, default, breach of duty or breach of trust by the director in relation to a member of the iSOFT Group; or
- the exercise or purported exercise of the director's duties or powers or otherwise in connection with the director's duties, powers or office with the iSOFT Group in any period prior to the earlier of the Effective Date or the date on which the Implementation Agreement is terminated.

IBA will indemnify each iSOFT Director against any loss or liability suffered or incurred in connection with the Rights Issue (including any prospectus distributed or published by IBA in connection with the Rights Issue).

The waivers and indemnities set out above do not apply:

- to the extent that they are not permitted by, or are inconsistent with, any law or statute, or the rules and regulations of any regulatory body;
- where there has been gross negligence, fraud or wilful default by the relevant iSOFT Director; or
- where the relevant iSOFT Director has improperly derived a personal benefit or profit.

Underwriting Agreement

IBA has entered into an Underwriting Agreement with ABN AMRO Rothschild ("Underwriter"), under which the Underwriter has agreed to:

- manage and assist IBA in the conduct of the Conditional Placement and the Rights Issue and use its reasonable endeavours to solicit valid applications for the IBA Rights Issue Shares and the IBA Placing Shares; and
- underwrite the application for the IBA Rights Issue Shares under the Rights Issue at the Rights Issue Price and the IBA Placing Shares under the Conditional Placement at the Placing Price.

Fees and expenses

The Underwriter is entitled to receive an underwriting fee of 3.0 per cent. and a management fee of 1.0 per cent. of an amount equal to the number of IBA Rights Issue Shares issued pursuant to the Rights Issue multiplied by the Rights Issue Price.

The Underwriter is also entitled to receive an underwriting fee of 3.0 per cent. and a management fee of 1.0 per cent. of an amount equal to the number of IBA Placing Shares issued pursuant to the Conditional Placement multiplied by the Placing Price.

The Underwriter is responsible for paying out of its own funds all sub-underwriting fees and broker handling fees.

IBA also has agreed to reimburse the Underwriter for the costs, charges and expenses incurred by the Underwriter in relation to the Conditional Placement and the Rights Issue including legal expenses of the Underwriter up to a maximum of A$40,000 (excluding value added tax) and out-of-pocket expenses of the Underwriter up to a maximum of A$100,000.

Conditions

The Underwriter's obligations under the Underwriting Agreement to underwrite the application for IBA Rights Issue Shares under the Rights Issue and IBA Placing Shares under the Conditional Placement are conditional on IBA delivering a certificate to the Underwriter before 9.00 a.m. (Sydney time) on the date that the Rights Issue opens for acceptances and before IBA notifies the Underwriter of any shortfall under the Rights Issue certifying that as at 8.00 a.m. (Sydney time) on the relevant date, except to the extent specified in the certificate, to the best of the IBA Directors' knowledge, information and belief after due and proper inquiry:

- IBA has complied with all its obligations under the Underwriting Agreement and in respect of the Conditional Placement and the Rights Issue;
- the representations and warranties made by IBA under the Underwriting Agreement are true and correct and there has been no breach of them; and
- none of the termination events under the Underwriting Agreement has occurred.

The Underwriter's obligation to underwrite the application for IBA Placing Shares under the Conditional Placement is also conditional on:

- IBA delivering a certificate to the Underwriter before 9.00 a.m. (Sydney time) on the settlement date for the Conditional Placement confirming the matters set out above as at 8.00 a.m. (Sydney time) on that date (except to the extent set out in the certificate);
- the Offer completing by no later than 13 August 2007; and
- the consent of CSC under the CSC Contract to the change in control of iSOFT that will occur on completion of the Offer being obtained by 2.30 p.m. (Sydney time) on the settlement date for the Conditional Placement.

Termination

The Underwriter may terminate its obligations under the Underwriting Agreement in certain circumstances, as set out below. However, the Underwriter may only terminate upon the happening of those events marked with an asterix if, in the reasonable opinion of the Underwriter, the event:

- has had or is likely to have a material adverse effect on:

    the success of the Conditional Placement or the Rights Issue; or

    the IBA Group and the iSOFT Group taken as a whole; or

- has given or is likely to give rise to:

    a contravention by the Underwriter of, or the Underwriter being involved in a contravention of, the Corporations Act or any other applicable law; or

    a liability for the Underwriter.

Termination before completion of the Conditional Placement and the Rights Issue

The Underwriter may terminate its obligations under the Underwriting Agreement if any of the following events occur after execution of the agreement and before completion of the Conditional Placement or the Rights Issue:

- (non-satisfaction of conditions precedent) any of the conditions precedent under the Underwriting Agreement are not satisfied or waived by the Underwriter by their respective deadlines (or such late date as may be agreed between the Underwriter and IBA);
- (misrepresentation) any of:

  the representations or warranties given by IBA to the Underwriter relating to its status and power, its authority to enter into, perform and carry out the transactions contemplated by the Underwriting Agreement, the Conditional Placement and the Rights Issue, or the solvency of the IBA Group are or become untrue; or

  *the other representations or warranties given by IBA to the Underwriter are or become untrue and the event, matter or circumstance giving rise to the untrue representation or warranty is either:

  (A) in the reasonable opinion of the Underwriter, incapable of being remedied; or

  (B) capable of being remedied but is not remedied to the satisfaction of the Underwriter (acting reasonably by the earlier of:

  (1) 5 business days after the Underwriter gives notice to IBA of the untrue representation or warranty or IBA becomes aware that the representation or warranty is untrue;

  (2) the settlement date for the Rights Issue (18 June 2007) ("Rights Issue Settlement Date"); and

  (3) the settlement date for the Conditional Placement (which is currently expected to be 1 August 2007 ("Conditional Placement Settlement Date");
- (ASIC action) ASIC:

  applies for an order under Part 9.5 of the Corporations Act in relation to the Conditional Placement, the Rights Issue or any document issued by IBA in respect of the Rights Issue or Conditional Placement and that application is not dismissed or withdrawn within 5 business days after it is made;

  holds, or gives notice of intention to hold, a hearing or investigation in relation to the Conditional Placement, the Rights Issue or any document issued by IBA in respect of the Rights Issue or Conditional Placement under the Corporations Act or the Australian Securities and Investments Commission Act 2001 (Cth); or

  prosecutes or gives notice of an intention to prosecute or commences proceedings against, or gives notice of an intention to commence proceedings against, IBA or any of its officers, employees or agents in relation to Conditional Placement, the Rights Issue or any document issued by IBA in respect of the Conditional Placement or the Rights Issue;

- (listing) IBA ceases to be admitted to the official list of ASX;
- (suspension)

  trading in Shares on the financial market operated by ASX is suspended for more than one trading day; or

  the Shares cease to be officially quoted on ASX;

- (ASX approval) ASX advises IBA or the Underwriter that official quotation of the IBA Placing Shares will not be granted by a date that is not later than 4 business days after the Conditional Placement Settlement Date;

- *(change in law) there is introduced, or there is a public announcement of a proposal to introduce, into the Parliament of the Commonwealth of Australia or any State or Territory of Australia a new law, or the Government of Australia, or any State or Territory of Australia, the Reserve Bank of Australia, or any Minister or other Governmental Authority of Australia or any State or Territory of Australia, adopts or announces a proposal to adopt a new policy (other than a law policy which has been announced before the date of the agreement) which would make it illegal for IBA to make the Conditional Placement or the Rights Issue or issue Rights Issue Shares or IBA Placing Shares, in accordance with the documents issued by IBA in respect of the Conditional Placement and the Rights Issue and the agreement.

- *(breach) IBA fails to comply with any of its obligations under the agreement (other than a breach of any warranty or representation under the agreement); or

- *(IBA Directors and senior management)

  an IBA Director or any member of the IBA senior management (as defined in the Prospectus) ("Senior Management") is charged with a criminal offence relating to any financial or corporate matter;

  a change in the Senior Management or the Directors occurs, or a Director or any member of the Senior Management dies or becomes permanently incapacitated;

  any regulatory body commences any public action against IBA, any of the IBA Directors or any member of the Senior Management, or announces that it intends to take any such action; or

  any IBA Director is disqualified under the Corporations Act from managing a corporation.

Termination prior to Rights Issue Settlement Date

The Underwriter may terminate the Underwriting Agreement if any of the following events occurs before 2.30 p.m. (Sydney time) on the Rights Issue Settlement Date:

- (Offer lapses) IBA or iSOFT terminates its participation in the Offer or any event, matter or circumstance occurs or arises which will, or in the reasonable opinion of the Underwriter (after consultation with, and after taking into account the views of, IBA) is reasonably likely to, result in the Acquisition not proceeding or the Effective Date not occurring by 13 August 2007.

- (Supplementary or replacement prospectus in connection with the Conditional Placement or the Rights Issue)

  IBA lodges a supplementary or replacement prospectus under section 719 of the Corporations Act; or

  the Underwriter forms the view (acting reasonably) that a supplementary or replacement prospectus must be lodged with ASIC under section 724 of the Corporations Act;

- ASIC action) ASIC makes:

  an order under section 739 of the Corporations Act concerning the disclosure document published in connection with the Rights Issue (the "Prospectus"); or

  an interim order under section 739 of the Corporations Act concerning the Prospectus and that interim order is not revoked within 5 business days after it is made;

- *(withdrawal of consent)

  any person whose consent to the issue of the Prospectus or any supplementary or replacement prospectus is required by section 720 of the Corporations Act and who has previously consented to the issue of the Prospectus or any supplementary or replacement prospectus withdraws such consent;

  any person (other than the Underwriter) gives a notice under section 733(3) of the Corporations Act; or

  any person (other than the Underwriter) who has previously consented to the inclusion of their name or any statement in the Prospectus or any supplementary or replacement prospectus withdraws that consent;

- (withdrawal of Prospectus) IBA withdraws the Prospectus or the invitations under the Prospectus to apply for IBA Rights Issue Shares; or

- (ASX approval) ASX does not approve the quotation of the IBA Rights Issue Shares issued under the Rights Issue (subject only to conditions acceptable to the Underwriter, acting reasonably) by 5.00 p.m. (Sydney time) on the closing date for the Rights Issue, or if granted, the approval is subsequently withdrawn, qualified (other than conditions acceptable to the Underwriter, acting reasonably) or withheld (or ASX indicates to IBA or the Underwriter that the approval is likely to be withdrawn, qualified or withheld).

Termination for material adverse change

The Underwriter may terminate its obligations under the Underwriting Agreement if, after the date of the agreement and before completion of the Conditional Placement or the Rights Issue, there is material adverse change, or any development involving a prospective material adverse change, in the assets, earnings, business, results of operations, management or prospects of:

- the IBA Group and the iSOFT Group taken as a whole; or
- the iSOFT Group,

from that described in the Prospectus.

However, the event listed in relation to the iSOFT Group above does not entitle the Underwriter to terminate the agreement unless the event has resulted in IBA, after consultation with and confirmation by the Panel, having the right to invoke a condition to the Scheme so that the offer constituted by the Scheme would lapse.

Representations, warranties and indemnity

Under the Underwriting Agreement, IBA makes certain representations and warranties to the Underwriter regarding IBA, the Conditional Placement and the Rights Issue.

IBA also agrees to indemnify the Underwriter, each related body corporate of the Underwriter and each of their respective officers, employees, agents and advisers against all losses, liabilities, claims, damages, costs, charges and expenses whatsoever incurred or suffered directly or indirectly in connection with the Rights Issue, the Conditional Placement or the Underwriting Agreement, except in certain circumstances, including where such losses and liabilities are incurred as a result of the indemnified person's fraud, recklessness, negligence or wilful misconduct.

Undertakings

Under the Underwriting Agreement, IBA gives certain undertakings to the Underwriter, including that:

- if IBA Rights Issue Shares are issued pursuant to the Rights Issue, but the Offer does not become effective by 13 August 2007, then within 3 months after that date IBA must use its best endeavours to do all things necessary to return to IBA Shareholders the capital raised through the Rights Issue (net of fees and expenses associated with the Rights issue); and
- it will invoke any condition to the Scheme that IBA is aware has not been satisfied as to cause the Offer to lapse unless:

    the Underwriter agrees otherwise (such agreement not to be unreasonably withheld or delayed);

    the failure of such condition to be satisfied could not reasonably be expected to be prejudicial to the interests of the Underwriter; or

    having sought determination from the Panel in respect of certain conditions to the Scheme, the Panel determines that such condition is not capable of invocation by IBA.

New Debt Facilities

Facilities Agreement

Pursuant to a £130,000,000 term, bank guarantee and multicurrency revolving facilities agreement dated 15 May 2007 ("Facilities Agreement") and made between, among others, IBA and ABN AMRO Bank N.V., London Branch ("ABN AMRO") as Mandated Lead Arranger, Facility Agent, Security Agent and Issuing Bank (as each such term is defined therein) the following facilities can be utilised by iSOFT upon its accession to the Facilities Agreement as a Borrower (as such term is defined therein):

- A term loan facility of £60,000,000 repayable in instalments with its termination date on the fourth anniversary of the date of the Facilities Agreement with a margin of 3.75 per cent. until the full security package has been put in place and 2.75 per cent. thereafter over LIBOR per annum to be used (i) for the general corporate and working capital purposes of the Enlarged Group, (ii) to refinance certain financial indebtedness of the iSOFT Group, and (iii) in respect of the first draw down only, paying fees, costs and expenses incurred in connection with the New Debt Facilities; and

- A bank guarantee facility of £45,000,000 repayable on or prior to its final termination date of 30 June 2008 with a guarantee fee of 3.25 per cent. until the full security package has been put in place and 2.25 per cent. thereafter per annum to replace iSOFT's existing letter of credit provided against advance payments received from the UK Department of Health; and

- A multicurrency revolving credit facility (including certain ancillary facilities) of £25,000,000 repayable in full on or prior to termination date on the fourth anniversary of the date of the Facilities Agreement with a margin of 3.75 per cent. until the full security package has been put in place and 2.75 per cent. thereafter over LIBOR or EURIBOR (as applicable) per annum to be used for the general corporate and working capital purposes of the Enlarged Group.

All conditions precedent to the draw down of the New Debt Facilities must be satisfied on or before 13 August 2007 (or such longer period as ABN AMRO as underwriter may in its absolute discretion agree), including completion of the Offer (which in the case of implementing the Offer by way of the Scheme would require iSOFT Shareholder Approval and Court Approval in order for the Scheme to become effective), CSC consenting to the change of control in iSOFT upon completion of the Offer and (i) in the case of the new term loan facility, receipt by IBA of at least £80 million subscriptions under the Conditional Placement and Rights Issue and (ii) in the case of the new bank guarantee facility and new revolving credit facility, the underwriting of the Conditional Placement remaining in full force and effect at the time of first utilisation. The reason for the delay in availability of the new term loan facility is that the cash proceeds of the Conditional Placement will only be received (pursuant to the underwriting or subscriptions received from eligible IBA Shareholders) after first utilisation of the facilities following completion of the Offer. If those cash proceeds are not received within five business days, an event of default will occur under the New Debt Facilities.

The Facilities Agreement contains provisions to the effect that IBA shall not (and shall ensure that no member of the Enlarged Group shall) declare, make or pay any dividend or other payment on or in respect of any of its share capital unless permitted to do so thereunder.

It is also a requirement of the Facilities Agreement that certain identified members of the Enlarged Group accede to the Facilities Agreement as guarantors to guarantee the payment obligations of each obligor under the Finance Documents (both as defined in the Facilities Agreement).

Under the Facilities Agreement IBA shall be subject to certain debt covenants.

Security Agreement

Prior to the facilities being available for drawdown, IBA must enter into agreed form security agreements in favour of ABN AMRO (as security agent for the Secured Parties, as defined in the Facilities Agreement) under which each of IBA and iSOFT will charge its assets and undertaking as security for the obligations of each Obligor to the Secured Parties under the Finance Documents (each as defined in the Facilities Agreement).

Such members of the Enlarged Group which are required under the Facilities Agreement to guarantee the payment obligations of each Obligor will grant such security as the Facilities Agreement may require, subject to the Agreed Security Principles as defined in the Facilities Agreement.

Subordination Agreement

Prior to the facilities being available for drawdown, IBA, iSOFT and such members of the Enlarged Group required under the Facilities Agreement to guarantee the payment obligations of each Obligor must also enter into an agreed form subordination agreement between, among others, ABN AMRO as agent for the Secured Parties which, among other things, (i) regulates the priority of the Senior Debt and the Intra-Group Debt (both as defined therein); (ii) restricts the payment by the Obligors and the receipt by the Intra-Group Creditors (as defined therein) of the Intra-Group Debt and (iii) limits the ability of the Intra-Group Creditors to enforce the Intra-Group Debt.

It is also a requirement of the Facilities Agreement that any member of the Enlarged Group that accedes to the Facilities Agreement as an Obligor must also accede to the Subordination Agreement.

APPENDIX VII
DEFINITIONS

The following definitions apply throughout this announcement unless the context requires otherwise.

"A$"	Australian dollars
"ABN AMRO"	ABN AMRO Bank N.V. London Branch, 250 Bishopsgate, London EC2M 4AA
"ABN AMRO Corporate Finance"	ABN AMRO Corporate Finance Limited, 250 Bishopsgate, London EC2M 4AA
"ABN AMRO Rothschild"	the Australasian joint venture between ABN AMRO Equity Capital Markets Australia Limited (ABN 17 000 757 111) (AFSL 221950) and Rothschild Australia Limited (ABN 61 008 591 768) (AFSL 239059) part of the Worldwide Equity Capital Markets Joint Venture of the Rothschild and ABN AMRO Groups
"Act" or "Companies Act"	the Companies Act 1985, as amended
"AIFRS"	Australian equivalents to International Financial Reporting Standards
"Annual Report"	the annual report and accounts of iSOFT for the year ended 30 April 2006
"ASIC"	the Australian Securities and Investments Commission
"ASX"	ASX Limited, Australian Business Number 98 008 624 691
"ASX Listing Rules"	the official listing rules of the ASX
"Australian Corporations Act"	the Australian Corporations Act 2001 (Cth)
"Australian Securities Exchange"	the exchange operated by ASX
"Authorisations"	authorisations, orders, grants, recognitions, confirmations, consents, licenses, clearances, certificates, permissions and approvals
"Capital Reduction"	the reduction of iSOFT's share capital provided for by the Scheme
"CfH"	Connecting for Health, an agency of the Department of Health responsible for delivering the NPfIT
"CHESS"	the Clearing House Electronic Sub-register System operated by an associate of ASX
"City Code" or "Code"	the UK City Code on Takeovers and Mergers
"Conditional Placement"	an underwritten placement of the IBA Placing Shares at the Placing Price to raise A$55 million (before expenses), proposed to be made in connection with the Offer to certain institutions and sophisticated investors
"Court"	the High Court of Justice in England and Wales

"Court Meeting(s)"	the meeting(s) of Scheme Shareholders (and any adjournment thereof) and/or of classes thereof to be convened pursuant to an order of the Court under section 425 of the Companies Act for the purposes of considering and, if thought fit, approving the Scheme (with or without amendment)
"Court Order(s)"	the order of the Court sanctioning the Scheme under section 425 of the Companies Act and the order of the Court confirming the Capital Reduction under section 137 of the Companies Act respectively or, where the context requires, either of them
"CREST"	the system for paperless settlement of trades in securities operated by CREST Co Limited in accordance with the Uncertificated Securities Regulations 2001 (SI2001 No 3755)
"CSC"	Computer Sciences Corporation
"CSC Agreement"	the agreement made between CSC and iSOFT plc on 28 April 2004
"CSC Definitive Agreement"	the change control notice currently being negotiated between CSC and iSOFT plc pursuant to which the CSC Agreement will be amended and consolidated
"Effective Date"	the date on which the Reduction Court Order is registered by the Registrar
"Enlarged Group"	the IBA Group including the iSOFT Group following the Effective Date
"ESA Agreement"	the agreement between the Secretary of State for Health in England and Wales and iSOFT dated 21 April 2005
"Extraordinary General Meeting"	the extraordinary general meeting of iSOFT Shareholders (and any adjournment thereof) to be convened in connection with the Offer;
"Forms of Proxy"	the forms of proxy for use at the Court Meeting and the Extraordinary General Meeting
"FSA" or "Financial Services Authority"	the Financial Services Authority in its capacity as the competent authority for the purposes of Part VI of the Financial Services and Markets Act 2000
"GDP"	Gross domestic product
"Gleacher Shacklock"	Gleacher Shacklock LLP, 33 King Street, London SW1Y 6RJ
"Hoare Govett"	Hoare Govett Limited, 250 Bishopsgate, London EC2M 4AA
"HSE Agreement"	the agreement between iSOFT and Health and Safety Executive of the Republic of Ireland dated 20 April 2005
"IBA"	IBA Health Limited, a company incorporated in Australia

	with registered number ACN 063539702
"IBA Consideration Shares"	new IBA Shares to be allotted and issued to iSOFT Shareholders pursuant to the terms and conditions of the Scheme should the Scheme become effective
"IBA Directors"	the directors of IBA as at the date of this announcement
"IBA Group"	IBA, its subsidiaries, subsidiary undertakings and associated undertakings and any other body corporate, partnership, joint venture or person in which IBA and such undertakings (aggregating their interests) have a direct or indirect interest of 20 per cent. or more of the voting or equity capital or equivalent
"IBA Placing Shares"	51,923,700 new IBA Shares expected to be allotted and issued to the placees under the Conditional Placement should the Placement become unconditional
"IBA Rights Issue Shares"	138,463,329 new IBA Shares expected to be allotted and issued to the allottees under the Rights Issue should the Rights Issue become unconditional
"IBA Shareholders"	the holders of IBA Shares
"IBA Shares"	the fully paid ordinary shares in the capital of IBA
"IFRS"	International Financial Reporting Standards
"Inducement Fee"	a fee of £1,397,137, being 1 per cent. of the value of the aggregate consideration offered for the iSOFT Shares by IBA pursuant to the Offer, based on the closing price of the IBA Shares on, 4 May 2007, the last day before the ASX granted a trading halt for the purpose of allowing IBA to undertake and equity fundraising, the issued share capital of iSOFT having been fully diluted in respect of convertibles, options and other rights to subscribe for such shares which are "in the money" at the relevant offer price and such convertibles, options and subscription rights having been ascribed their "see through" value at such offer price (such fee being inclusive of VAT)
"Implementation Agreement"	the implementation agreement entered into between iSOFT and IBA on 15 May 2007
"iSOFT" or the "Company"	iSOFT Group plc, incorporated in England and Wales with registered number 3716736
"iSOFT Directors"	the directors of iSOFT as at the date of this announcement
"iSOFT Group"	iSOFT, its subsidiaries, subsidiary undertakings and associated undertakings and any other body corporate, partnership, joint venture or person in which iSOFT and such undertakings (aggregating their interests) have a direct or indirect interest of 20 per cent. or more of the voting or equity capital or the equivalent
"iSOFT Shareholders" or	the holders of iSOFT Shares

"Shareholders"

"iSOFT Share Schemes" — the iSOFT Performance Share Plan 2005, the iSOFT Bonus Co-Investment Plan 2005, the Deferred Bonus Award to Gavin James pursuant to the iSOFT 2002 Employee Benefit Trust, the iSOFT Deferred Cash Bonus Plan, the iSOFT Group (No. 3) (Unapproved) Executive Share Option Scheme, the iSOFT Group (No. 2) (Approved) Executive Share Option Scheme, the iSOFT Group 2002 International Sharesave Plan, the iSOFT Group 2004 Irish Sharesave Plan, the iSOFT Group 2002 UK Sharesave Plan, the Torex PLC 1998 Approved Executive Share Option Scheme, and the Torex PLC 1998 Unapproved Executive Share Option Scheme

"iSOFT Shares" — the existing unconditionally allotted or issued and fully paid ordinary shares of 10 pence each in the capital of iSOFT and any further such ordinary shares which are unconditionally allotted or issued before the Scheme becomes effective

"iSOFT Warrants" — the warrants to subscribe for 8,595,362 new iSOFT Shares in aggregate and constituted by the instrument dated 17 October 2006

"iSOFT Warrant Holders" — Barclays Capital (a division of Barclays Bank PLC), HSBC Bank plc, Ranelagh Nominees Limited and West Register (Investments) Limited, being the holders of the iSOFT Warrants

"Listing Rules" — the rules and regulations made by the Financial Services Authority in its capacity as the UK Listing Authority under the Financial Services and Markets Act 2000, and contained in the UK Listing Authority's publication of the same name

"London Stock Exchange" — London Stock Exchange plc

"Morgan Stanley" — Morgan Stanley & Co. Limited in its capacity as joint financial adviser to iSOFT and / or, as the context requires, Morgan Stanley & Co. International Limited in its capacity as corporate broker to iSOFT, each of 25 Cabot Square, Canary Wharf, London E14 4QA

"New Debt Facilities" — the £130,000,000 underwritten committed debt facilities as further described in Appendix VI of this announcement

"New IBA Shares" — IBA Consideration Shares, IBA Placing Shares and IBA Rights Issue Shares

"NPfIT" — National Programme for Information Technology, the National Health Service's programme to deliver integrated electronic patient records across England

"Offer" — the proposed recommended offer of 1.1 IBA Consideration Shares for each iSOFT Share to be made by IBA to

	acquire the entire issued and to be issued ordinary share capital of iSOFT by means of the Scheme or, should it so elect, by means of a Takeover Offer
"Official List"	The Official List of the UK Listing Authority
"Panel"	The Panel on Takeovers and Mergers
"Placing Price"	A$1.05 per IBA Placing Share
"Reduction Court Order"	the order of the Court confirming the reduction of share capital under section 137 of the Companies Act provided for by the Scheme
"Registrar"	the Registrar of Companies in England and Wales
"Restricted Jurisdiction"	any jurisdiction where extension or acceptance of the Offer would violate the law of that jurisdiction
"Rights Issue"	the renounceable rights issue consisting of the offer by ABN AMRO on behalf of IBA of the IBA Rights Issue Shares to existing shareholders of IBA as at 23 May 2007 at the Rights Issue Price, to raise A$145 million (before expenses)
"Rights Issue Price"	A$1.05 per IBA Rights Issue Share
"RM"	Malaysian Ringgit
"Scheme"	the scheme of arrangement proposed to be made under section 425 of the Act between iSOFT and the Scheme Shareholders to effect the acquisition of iSOFT by IBA;
"Scheme Document"	the document to be posted to iSOFT Shareholders and others containing the terms and conditions of the Offer, certain information about iSOFT and IBA, the Scheme itself and the notices of the Court Meeting and the Extraordinary General Meeting;
"Scheme Record Time"	6:00 p.m. on the business day after the Court hearing to sanction the Scheme
"Scheme Shares"	1. the iSOFT Shares in issue at the date of this announcement; 2. any iSOFT Shares issued after the date of this announcement and before 6.00pm on the day which is two days before the date of the Court Meeting ("Voting Record Time"); and 3. any iSOFT Shares issued at or after the Voting Record Time and before the Scheme Record Time in respect of which the original or any subsequent holders thereof are, or shall have agreed in writing to be, bound by the Scheme, in each case excluding any iSOFT Shares beneficially owned by and/or registered in the name of IBA

"Scheme Shareholders"	holders of Scheme Shares
"Takeover Offer"	a takeover offer as such term is defined in section 974 of the Companies Act 2006
"UK Listing Authority"	the Financial Services Authority in its capacity as the competent authority under Part VI of the Financial Services and Markets Act 2000
"United Kingdom" or "UK"	the United Kingdom of Great Britain and Northern Ireland
"United States" or "US"	the United States of America, its territories and possessions, any State of the United States of America and the District of Columbia

For the purposes of this announcement, "**subsidiary**", "**subsidiary undertaking**", "**undertaking**" and "**associated undertaking**" have the respective meanings given thereto by the Act, but for this purpose ignoring paragraph 20(1)(b) of Schedule 4A of the Act.

All the times referred to in this announcement are London times unless otherwise stated.

References to the singular include the plural and vice versa.

£ and pence means Pounds and Pence Sterling, the lawful currency of the United Kingdom.

APPENDIX VIII

SOURCES OF INFORMATION AND BASES OF CALCULATION

(i) The value placed by the Offer on the issued and to be issued share capital of iSOFT is based on 232,485,722 iSOFT Shares in issue plus outstanding warrants to subscribe for a further 8,595,362 iSOFT Shares on 15 May 2007, being the last dealing day prior to the date of this announcement.

(ii) The closing mid-market share price on 4 May 2007 in relation IBA is taken from the Australian Securities Exchange.

(iii) The theoretical share price of IBA, adjusted for the impact of the Conditional Placement and the Rights Issue, has been calculated as the weighted average price per IBA Share based on the price of an existing IBA Share on 4 May 2007 and the price at which shares are to be subscribed as part of the Conditional Placement and the Rights Issue:

Theoretical share price of IBA as adjusted for the Conditional Placement and the Rights Issue	
Existing IBA shares outstanding (A)	346,158,323
Conditional Placement Shares to be issued (B)	51,923,700
Rights Issue Shares to be issued (C)	138,463,329
Closing mid-market share price per IBA share at 4 May (D)	A$1.255
Placing Price / Rights Issue Price (E)	A$1.05
Weighted average price per IBA Share = ((A*D)+(B+C)*E) / (A+B+C)	A$1.18

(iv) The financial information relating to iSOFT is extracted from the audited consolidated financial statements of iSOFT for the year ended 30 April 2006 and the unaudited consolidated financial statements of iSOFT for the six months ended 31 October 2006, in each case, prepared in accordance with IFRS.

(v) The financial information relating to IBA is extracted from the audited consolidated financial statements of IBA for the year ended 30 June 2006 and the unaudited consolidated financial statements of IBA for the six months ended 31 December 2006, in each case, prepared in accordance with AIFRS.

(vi) The prevailing £ / A$ exchange rate of 0.4207 as at 15 May 2007 has been used throughout this announcement (Source: Reserve Bank of Australia) unless otherwise stated or set out below:

(vii) The following historical £ / A$ exchange rates have been used for iSOFT's historical financials (Source: Reserve Bank of Australia):

- Balance sheet information as at 31 October 2006 has been converted at the spot exchange rate as at 31 October 2006 of 0.4050

(viii) The following historical £ / A$ exchange rates have been used for IBA's historical financials (Source: Reserve Bank of Australia):

- Average exchange rate for year ended 30 June 2006, 0.4204
- Average exchange rate for half year ended 31 December 2006, 0.4031
- Balance sheet information as at 31 December 2006 has been converted at the spot exchange rate as at 31 December 2006 of 0.4030

Endnotes

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1 Based on the closing mid-market price of A$1.255 per IBA Share on the ASX on 4 May 2007 (being the last day prior to the date on which IBA was granted a trading halt for its shares by the ASX) and a £ / A$ exchange rate of 0.4207 as on 15 May 2007. An exchange rate of £ / A$ exchange rate of 0.4207 (source: Reserve Bank of Australia) has been used throughout this announcement unless otherwise stated as per Appendix VIII.

2 This statement regarding earnings per share enhancement is not a profit forecast and should not be interpreted to mean that the Enlarged Group's future earnings per share will necessarily match or exceed the historical published earnings per share of the IBA Group.

3 After amortisation of acquisition related intangibles, the transaction is expected to be broadly earnings per share neutral for IBA for the year to 30 June 2008.

4 Based on iSOFT's consolidated unaudited balance sheet as at 31 October 2006 prepared in accordance with IFRS and IBA's consolidated unaudited balance sheet as at 31 December 2006 prepared in accordance with AIFRS.

5 Converted into £ using the £ / A$ exchange rate of 0.4213 as of 12 September 2005.

6 Converted into A$ using the A$ / RM exchange rate of 2.811 as of 21 July 2006.

7 This statement regarding earnings per share enhancement is not a profit forecast and should not be interpreted to mean that the Enlarged Group's future earnings per share will necessarily match or exceed the historical published earnings per share of the IBA Group.

8 After amortisation of acquisition related intangibles, the transaction is expected to be broadly earnings per share neutral for IBA for the year to 30 June 2008.

END